Form 10-K, Exhibit 13
GENENTECH INC
filed 1995-03-30
CIK 318771

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS
(dollars in millions, except per share amounts)

OVERVIEW
Genentech, Inc. (the Company) is an international biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals for significant medical needs. The science of biotechnological product discovery and development is at the core of the Company's business and has led to ten of the approved human pharmaceutical products of biotechnology. The Company manufactures and markets five of these products directly and receives royalties from the sales of five products which have originated from the Company's technology.

RESULTS OF OPERATIONS

                                                              Annual % Change
Revenues              1994         1993         1992       94/93         93/92
______________________________________________________________________________
Revenues          $  795.4      $ 649.7      $ 544.3         22%           19%

Revenues have increased in each year since the Company's inception. The increase in 1994 revenues resulted primarily from higher product sales. The increase in 1993 revenues resulted primarily from higher product sales, royalty income and contract revenues.

                                                              Annual % Change
Product Sales        1994          1993         1992       94/93         93/92
______________________________________________________________________________
Activase          $ 280.9       $ 236.3      $ 182.2         19%           30%
Protropin and
 Nutropin           225.4         216.8        205.9          4             5
Pulmozyme            88.3             -            -          -             -
Actimmune             6.4           4.3          2.9         49            48
                    __________________________________________________________
Total product
  sales           $ 601.0       $ 457.4      $ 391.0         31%           17%
% of revenues          76%           70%          72%

Activase: The increase in Activase, registered trademark, sales in 1994 and 1993 is attributable to an increase in the number of patients being treated with Activase as a result of the completion of the worldwide Global Utilization of Streptokinase and Activase for occluded coronary arteries (GUSTO) clinical trial and the reporting of its results in 1993. During 1994, Activase market share increased to over 70% from approximately 66% and 50% in 1993 and 1992, respectively, in the United States.

Protropin and Nutropin: Net sales of Protropin, registered trademark, and Nutropin, registered trademark, continued to increase in 1994 due primarily to the introduction of Nutropin for the treatment of chronic renal insufficiency and to more growth hormone inadequate patients starting treatment. The Company has not faced new competition in the growth hormone market, although this possibility exists for 1995. If additional competitors enter the growth hormone market, the Company expects that such competition will have an adverse effect on its sales of Protropin and Nutropin which, depending on the extent and type of competition, could be material to the Company's total growth hormone sales. Factors that may influence future Protropin and Nutropin sales include: the number and market entry dates of new competitive products and their effect on the Company's market share and pricing; the availability of third party reimbursement for the costs of such therapies; and the outcome of litigation involving the Company's patents for growth hormone and related processes.



Pulmozyme: Pulmozyme, registered trademark, was launched during 1994 in the United States, Canada and certain European countries. In 1994, sales totaled $88.3 million. In 1995, as approvals for marketing the product in other European countries are received, and a full year of sales is achieved in countries in which Pulmozyme sales began in 1994, the Company expects sales to grow. Other factors that may influence future sales of Pulmozyme for the management of cystic fibrosis include: the number and kinds of patients benefiting from such therapy; the availability of third party reimbursement for the costs of such therapies, physicians' personal experiences in the use and results of the therapy; the development of alternate therapies for the treatment and cure of cystic fibrosis; the development of additional indications for using Pulmozyme; and the cost of Pulmozyme therapy. To protect the Company from adverse changes in foreign currency exchange rates, the Company has purchased simple put options to hedge anticipated non-dollar denominated revenue. All options mature within one year. See Note 6 in the "Notes to Consolidated Financial Statements" for further information.

Actimmune: Actimmune, registered trademark, sales increased in 1994 and 1993 primarily due to the sales of interferon gamma to licensee Boehringer Ingelheim International GmbH, which has approval to market interferon gamma in several countries in its licensed territory.

Royalties, Contract and Other, and Interest Income              Annual % Change
                         1994          1993         1992      94/93       93/92
_______________________________________________________________________________
Royalties             $ 126.0       $ 112.9       $ 91.7        12%         23%

Contract and other       25.6          37.9         16.7       (32)        127

Interest income          42.7          41.5         44.9         3          (8)

The Company receives royalty payments from the sales of various human health care products. These payments have increased in each of the past three years primarily due to increases in product sales by the Company's licensees. In 1994, the largest dollar increase was attributable to royalties earned from the sales of recombinant human insulin. In 1993, the largest dollar increase was attributable to hepatitis B vaccine royalties. Cash flows from royalty income include non-dollar denominated revenues. The Company currently purchases simple foreign currency put options to hedge these cash flows, all of which expire within the next two years. Royalty expense obligations associated with these revenues are included in marketing, general and administrative expenses. In December 1994, the Company and Eli Lilly and Company (Lilly) reached an agreement regarding all patent infringement and contract actions between the two parties, which included the Company granting to Lilly licenses, options to license, or immunities from suit for certain of the Company's patents. Future payments are required from Lilly on sales of these products. See Note 12 in the "Notes to Consolidated Financial Statements" for further information.

Contract revenues in 1993 included $18.2 million related to fixed license fees receivable through 1996 from Schering Corporation and its affiliates for a world-wide license to certain patented technology and processes used to produce recombinant interferon alpha. Contract and other revenues will continue to fluctuate due to variations in the timing of contract benchmark achievements, the initiation of new contractual arrangements, and the conclusion of existing arrangements.

Interest income was slightly higher in 1994 due to a larger investment portfolio in 1994 more than offsetting the decline in the average portfolio yield. Similarly, interest income was lower in 1993 compared to 1992 primarily due to the lower average portfolio yield in 1993. The Company enters into interest rate swaps as part of its overall strategy of managing the duration of its investment portfolio. See Note 6 in the "Notes to Consolidated Financial Statements" for further information. Due to the approximately two-year effective average duration of the portfolio, which includes the impact of the swaps, the average yield on the portfolio in any one year is primarily a function of financial instruments purchased in prior years. The average portfolio yield decline in 1993 and 1994 reflected the generally continuous decline in interest rates between 1990 and the first quarter of 1994. As discussed in Note 6, during 1994, the Company terminated certain swaps which resulted in an unamortized loss of $6.2 million being recorded at December 31, 1994. The amortization of these losses over the next four years will reduce yields during those years.

                                                             Annual % Change
Costs and Expenses      1994        1993         1992       94/93         93/92
________________________________________________________________________________
Cost of sales         $ 95.8     $  70.5      $  66.8         36%            6%
Research and
  development          314.3       299.4        278.6          5             7
Marketing, general and
  administrative       248.6       214.4        172.5         16            24
Interest expense         7.1         6.5          4.4          9            48
                     __________________________________________________________

Total costs
  and expenses        $665.8     $ 590.8      $ 522.3         13%           13%
% of revenues             84%         91%          96%

Cost of sales as % of
  product sales          16%         15%          17%
R&D as % of revenues     40          46           51
MG&A as % of revenues    31          33           32

Cost of Sales: Cost of sales increased in 1994 and 1993 primarily due to increased product sales and provisions for inventory obsolescence.

Research and Development: The increase in R&D expenses in 1994 and 1993 reflects the Company's continued commitment to developing new products and new indications for existing products. Overall increases resulted from the higher level of activity and associated costs of products in the later stages of clinical trials and the manufacture of products for clinical trials. As a percentage of revenues, research and development has declined over the last three years due to increasing revenues combined with the Company's disciplined approach to its research and development investment. The Company now has 12 products in the clinic and two products in preclinical development. At the end of 1993 the Company had nine products in the clinic and four products in preclinical development.

To gain additional access to potential new products and technologies, the Company has established research collaborations, including equity investments, with companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products. In December 1994, the Company entered into a collaboration with Scios Nova Inc. (Scios Nova) for the U.S. and Canadian development of Scios Nova's Auriculin, registered trademark, (anaritide) for the treatment of acute renal failure, which is currently in Phase III clinical trials. See Note 2 in the "Notes to Consolidated Financial Statements" for a further description of this collaboration.

Marketing, General and Administrative: Marketing, general and administrative expenses increased in 1994 primarily due to the launch of Pulmozyme in Europe and higher corporate expenses, including litigation related expenses, and $12.6 million in charges due to the write-down of marketable equity securities of several of the biotechnology companies that are strategic alliance partners of the Company. The declines in the fair value of such securities were considered other than temporary. The increase in 1993 compared to 1992 was primarily due to additional Activase marketing expenses, Pulmozyme marketing costs in preparation for the anticipated U.S. and European product launches in 1994, and increased growth hormone marketing expenses in anticipation of future competition.

Interest expense in 1994, 1993 and 1992, net of amounts capitalized, relates primarily to interest on the Company's 5% convertible subordinated debentures.

Income Before Taxes and Income Taxes           1994        1993        1992
_____________________________________________________________________________
Income before taxes                         $ 129.6      $  58.9     $  21.9

Income tax provision                            5.2            -         1.1
Effective tax rate                                4%           -           5%

Deferred tax assets less
  deferred tax liabilities                  $ 118.6      $ 123.0     $ 132.8

Valuation allowance                            84.4        123.0       132.8
                                            ________________________________

Total net deferred taxes                    $  34.2      $     -     $     -
                                            ================================

Approximately $26 million of the valuation allowance at December 31, 1994, reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

Realization of the net deferred taxes, future effective tax rates, and future reversals of the valuation allowance (that is, recognition of deferred tax assets) depend on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, scientific success, results of clinical trials and regulatory approval of products under development.

The net increase in the effective tax rate from 1993 to 1994 was primarily related to limitations on the utilization of existing carryforwards related to the U.S. alternative minimum tax. Expected increases in future effective tax rates are also attributable to these limitations. Additionally, possible changes in tax legislation could affect the Company's effective tax rate. Based on current projections, the Company estimates its 1995 effective tax rate to be around 15%.

                                                           Annual  %  Change
Net Income               1994        1993       1992       94/93       93/92
_______________________________________________________________________________
Net income             $124.4      $ 58.9     $ 20.8        111%        183%
Net income per share     1.04        0.50       0.18
Net income as a
  % of revenue             16%          9%         4%


Net income as a percent of revenue has increased each year as careful expense management, particularly R&D expense management, has allowed an increasing proportion of revenues to flow to net income. Earnings in 1995 will depend on a continuation of the positive impact of the GUSTO trial results on Activase sales, sales of Pulmozyme, Protropin and Nutropin competition, and the level of costs and expenses.

LIQUIDITY AND CAPITAL RESOURCES                   1994        1993       1992
_______________________________________________________________________________
Cash, cash equivalents, short-term investments
   and long-term marketable debt and equity
   securities                                   $ 920.9    $ 719.8    $ 646.9
Working capital                                   776.6      694.6      447.0
Cash provided by (used in):
   Operating activities                           200.4      114.5       36.0
   Investing activities                          (322.3)    (121.3)    (126.4)
   Financing activities                            71.2       49.9       35.6
Capital expenditures
  (included in investing activities above)     $  (82.8)   $ (87.5)   $(126.0)
Current ratio                                     4.5:1      4.6:1      4.3:1

Cash generated from operating activities was used to purchase short-term investments, long-term marketable securities, and property, plant and equipment, increasing the amount of cash used in investing activities. Cash provided by financing activities increased from the issuance of redeemable common stock under employee stock plans and the exercise of warrants.

Capital expenditures in 1994 include costs incurred for additional manufacturing facilities and the addition of a central process utility plant. Capital expenditures decreased in 1993 as compared to 1992 primarily due to completing construction in 1992 of the Founders Research Center, a state-of-the-art facility housing many of the Company's research activities, and substantially completing in 1992 new manufacturing facilities for Pulmozyme.

PROSPECTIVE INFORMATION

Market Potential/Risk: Over the longer term, the Company's (and its partners') ability to successfully market current products, expand their usage, and bring new products to the marketplace will depend on many factors, including the effectiveness and safety of the products, FDA and foreign regulatory agencies' approvals for new indications, the degree of patent protection afforded to particular products, Orphan Drug Act legislation, the possible future enactments of biotechnology product protection in the United States as well as in Europe and Japan, and the outcome in the United States of potential health care reform legislation. The Company believes it has strong patent protection or the potential for strong patent protection for a number of its products that generate royalty revenue or that the Company is developing; however, the courts will determine the ultimate strength of patent protection of the Company's products and those on which the Company earns royalties. A product that has received an Orphan Drug designation for a specific indication, when approved, will be protected from FDA approval of similar products for similar indications during the first seven years of product sales in the United States. Loss of Orphan Drug Act protection for the Company's products that are currently marketed or in development, resulting from expiration of Orphan Drug status or amendment of the Orphan Drug Act, could lead to increased competition for those products and potentially lower future product revenues.

Roche Holdings, Inc.: At December 31, 1994, the Company was 65% owned by Roche Holdings, Inc. (Roche). See Note 9 in the "Notes to Consolidated Financial Statements" for further information.


Foreign Exchange: The Company receives revenues from countries throughout the world. As a result, risk exists that revenues may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To mitigate this risk, the Company hedges certain of these revenues as discussed in Note 6 in the "Notes to Consolidated Financial Statements."

Legal Proceedings:  The Company is a party to various legal proceedings. See
Note 12 in the "Notes to Consolidated Financial Statements" for further information.

General: The Company believes that its cash, cash equivalents, and short-term and long-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet its operating cash requirements, including capital expenditures and the development of existing and new products through internal research and development activities, product in-licensing, research collaborations, equity investments and geographic expansion.




REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The Company has prepared the financial statements, presented on pages 33 to 60, in accordance with generally accepted accounting principles. As such, the statements include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by the independent auditing firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Ernst & Young LLP's audit report appears on page 61.

Systems of internal accounting controls, applied by operating and financial management, are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition, and that transactions are recorded according to management's policies and procedures. The Company continually reviews and modifies these systems, where appropriate, to maintain such assurance. Through the Company's audit activities, the adequacy and effectiveness of the systems and controls are reviewed and the resultant findings to management and the Audit Committee of the Board of Directors.

The selection of Ernst & Young LLP as the Company's independent auditors has been approved by the Company's Board of Directors and ratified by the stockholders. An Audit Committee of the Board of Directors, composed of four non-management directors, meets regularly with, and reviews the activities of, corporate financial management, the general audit function and the independent auditors to ascertain that each is properly discharging its responsibilities. The independent auditors separately meet with the Audit Committee, with and without management present, to discuss the results of their work, the adequacy of internal accounting controls and the quality of financial reporting.


G. Kirk Raab               Louis J. Lavigne, Jr.            Bradford S. Goodwin
President and Chief        Senior Vice President and        Vice President and
Executive Officer          Chief Financial Officer          Controller








CONSOLIDATED STATEMENTS OF INCOME
(thousands, except per share amounts)
YEAR ENDED DECEMBER 31                          1994         1993         1992
________________________________________________________________________________
Revenues
  Product sales                              $ 601,064    $ 457,360    $ 390,975
  Royalties (including amounts
      from related parties: 1994-$8,454;
      1993-$5,488; 1992-$5,378)                126,022      112,872       91,682
  Contract and other (including amounts
      from related parties: 1994-$17,106;
      1993-$8,869; 1992-$7,234)                 25,556       37,957       16,727
  Interest                                      42,748       41,560       44,881
                                             ___________________________________

      Total revenues                           795,390      649,749      544,265

Costs and expenses
  Cost of sales                                 95,829       70,514       66,824
  Research and development (including
      contract related: 1994-$7,584;
      1993-$4,235; 1992-$8,468)                314,322      299,396      278,615
  Marketing, general and administrative        248,604      214,410      172,486
  Interest                                       7,058        6,527        4,406
                                            ____________________________________

      Total costs and expenses                 665,813      590,847      522,331

Income before taxes                            129,577       58,902       21,934
Income tax provision                             5,183         --          1,097
                                            ____________________________________

Net income                                    $124,394     $ 58,902     $ 20,837
                                            ====================================

Net income per share                          $   1.04     $    .50     $    .18
                                            ====================================

Weighted average number of shares used
  in computing per share amounts               119,465      117,106      113,992
                                            ====================================

               See notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)
                                                 Increase (Decrease) in Cash and
                                                         Cash Equivalents
YEAR ENDED DECEMBER 31                              1994       1993       1992
________________________________________________________________________________
Cash flows from operating activities:
  Net income                                    $ 124,394   $ 58,902   $ 20,837
  Adjustments to reconcile net income to
     net cash provided by operating activities:
         Depreciation and amortization             53,452     44,003     52,170
         Gain on sale of equity investments             -          -     (3,946)
         Reserve for long-term assets                 748        600      2,275
         Net loss on fixed asset dispositions       5,510      1,652        410
         Write-down of available-for-sale
            securities                             12,590          -          -
         Deferred income taxes                    (34,193)         -          -
  Changes in assets and liabilities:
         Receivables and other current assets     (16,571)   (20,212)   (43,843)
         Inventories                              (18,475)   (19,410)    (9,141)
         Accounts payable, other current
            liabilities and other long-term
            liabilities                            72,901    48,995     17,251
                                               _________________________________

  Net cash provided by operating activities       200,356    114,530     36,013

Cash flows from investing activities:
  Purchases of securities held-to-maturity     (1,088,737)  (564,855)  (533,808)
  Proceeds from maturities of securities
     held-to-maturity                             877,139    535,089    547,250
  Purchases of securities available-for-sale      (22,644)    (8,222)         -
  Purchases of non-marketable equity securities    (4,000)         -     (6,009)
  Capital expenditures                            (82,837)   (87,461)  (126,049)
  Proceeds from sale of fixed assets                    -     26,316      2,004
  Change in other assets                           (1,198)   (22,181)    (9,768)
                                               _________________________________

  Net cash used in investing activities          (322,277)  (121,314)  (126,380)

Cash flows from financing activities:
  Stock issuances                                  71,955     50,582     36,782
  Reduction in long-term debt,
    including current portion                        (794)      (721)    (1,171)
                                               _________________________________

  Net cash provided by financing activities        71,161     49,861     35,611
                                               _________________________________

Increase (decrease) in cash and cash equivalents  (50,760)    43,077    (54,756)
Cash and cash equivalents at beginning of year    117,473     74,396    129,152
                                               _________________________________

Cash and cash equivalents at end of year         $ 66,713  $ 117,473   $ 74,396

                                               =================================
Supplemental cash flow data:
  Cash paid during the year for:
      Interest, net of portion capitalized        $ 7,058    $ 6,527   $  4,406
      Income taxes                                  4,099      2,194      1,002

Non-cash activity:  In 1994 income tax benefits realized from employee stock option exercises of $26,038 were recorded as an increase in stockholders' equity.


                 See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)
DECEMBER 31                                               1994          1993
______________________________________________________________________________
Assets:
Current assets:
  Cash and cash equivalents                         $    66,713    $   117,473
  Short-term investments                                652,461        539,638
  Accounts receivable (including amounts from a
      related party: 1994-$13,184;1993-$10,259;
      less allowances of: 1994-$4,422;1993-$3,572)      146,267        130,469
  Inventories                                           103,200         84,725
  Prepaid expenses and other current assets              28,475         13,032
                                                  ____________________________
      Total current assets                              997,116        885,337
Long-term marketable securities                         201,726         62,657
Property, plant and equipment, at cost:
  Land                                                   55,998         49,939
  Buildings                                             245,871        245,923
  Equipment                                             331,392        300,396
  Leasehold improvements                                 11,988         12,535
  Construction in progress                               55,299         14,893
                                                  ______________________________
                                                        700,548        623,686
  Less: accumulated depreciation                        215,255        166,954
                                                  ______________________________
     Net property, plant and equipment                  485,293        456,732
Other assets                                             60,989         64,074
                                                  ______________________________
Total assets                                        $ 1,745,124    $ 1,468,800
                                                  ==============================
Liabilities and stockholders' equity:
Current liabilities:
   Accounts payable                                 $    30,963    $    30,265
   Accrued compensation                                  36,939         32,639
   Accrued interest                                       5,685          5,708
   Accrued royalties                                     25,864         18,889
   Accrued marketing and promotion costs                 27,463         19,942
   Accrued clinical and other studies                    36,277         23,324
   Income taxes payable                                  17,839          1,921
   Other accrued liabilities                             38,598         57,267
   Current portion of long-term debt                        871            793
                                                   _____________________________
     Total current liabilities                          220,499        190,748
Long-term debt                                          150,358        151,230
Other long-term liabilities                              25,483         10,017
                                                   _____________________________
Total liabilities                                       396,340        351,995
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.02 par value; authorized
      100,000,000 shares, none issued                         -              -
  Redeemable common stock, $.02 par value;
      authorized 100,000,000 shares, outstanding:
      1994-50,105,925;1993-47,690,108                     1,002            954
  Common stock, $.02 par value; authorized
      200,000,000 shares, outstanding:
      1994 and 1993-67,133,409                            1,343          1,343
  Additional paid-in capital                          1,207,720      1,070,121
  Retained earnings (since October 1, 1987
      quasi-reorganization in which a deficit
      of $329,457 was eliminated)                       129,127         44,387
  Net unrealized gain on securities
      available-for-sale                                  9,592              -
                                                 _______________________________
          Total stockholders' equity                  1,348,784      1,116,805
                                                 _______________________________
Total liabilities and stockholders' equity          $ 1,745,124    $ 1,468,800
                                                 ===============================

               See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(thousands)
                           Redeemable                                Retained      Net      Total
                           Common Stock   Common Stock  Additional   Earnings   Unrealized  Stock-
                                   Par            Par     Paid-In  (Accumulated   Gain On   holders'
                           Shares  Value  Shares  Value   Capital     Deficit)  Securities  Equity
____________________________________________________________________________________________________
Balance January 1, 1992     44,165 $ 883  67,133  $1,343   $954,755   $(7,279)        -    $949,702
Issuance of stock upon
   exercise of options
   and warrants                989    20        -      -     25,094         -         -      25,114
Issuance of stock under
   employee stock plans        590    12        -      -     11,656         -         -      11,668
Net income                       -     -        -      -          -    20,837         -      20,837
Tax benefits arising prior
   to quasi-reorganization       -     -        -      -      7,457    (7,457)        -           -

                           ________________________________________________________________________

Balance December 31,1992    45,744   915   67,133  1,343    998,962     6,101         -   1,007,321
Issuance of stock upon
   exercise of options
   and warrants              1,385    28        -      -     37,125         -         -      37,153
Issuance of stock under
   employee stock plan         561    11        -      -     13,418         -         -      13,429
Net income                       -     -        -      -          -    58,902         -      58,902
Tax benefits arising prior
   to quasi-reorganization       -     -        -      -     20,616   (20,616)        -           -

                           ________________________________________________________________________

Balance December 31,1993    47,690   954   67,133  1,343  1,070,121    44,387         -   1,116,805

Issuance of stock upon
   exercise of options
   and warrants              1,905    38        -      -     56,133         -         -      56,171
Issuance of stock under
   employee stock plan         511    10        -      -     15,774         -         -      15,784
Income tax benefits
   realized from employee
   stock option exercises        -     -        -      -     26,038         -         -      26,038
Net unrealized gain
   on securities
   available-for-sale            -     -        -      -          -         -    $9,592       9,592
Net income                       -     -        -      -          -   124,394         -     124,394
Tax benefits arising prior
   to quasi-reorganization       -     -        -      -     39,654   (39,654)        -           -
                          _________________________________________________________________________
Balance December 31, 1994   50,106 $1,002  67,133 $1,343 $1,207,720  $129,127    $9,592  $1,348,784
                          =========================================================================

                    See notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries and collaborations. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments and Long-term Marketable Securities: The Company invests its excess cash balances in short-term and long-term marketable securities. These investments primarily include corporate notes, certificates of deposit and treasury notes.

On January 1, 1994, the Company adopted Statement of Financial Accounting Standard (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting this new standard was not material to net income. FAS 115 requires that all investment securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their contractual maturity date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as long-term marketable securities and are carried at market value with unrealized gains and losses included in stockholders' equity net of related tax effects. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. Prior to adopting FAS 115, marketable debt securities were carried at amortized cost that approximated fair value. Marketable equity securities were carried at the lower of cost or market. The cost of all securities sold is based on the specific identification method.

Non-marketable Equity Investments: The carrying value, which approximates the fair value, is included in other assets in the consolidated balance sheets. The fair value of non-marketable equity investments is estimated based on the lower of amortized cost or the offering price in the most recent round of financing.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are generally amortized over the length of the applicable lease. Expenditures for maintenance and repairs are expensed as incurred. Interest on construction-in-progress of $0.6 million in 1994, $1.3 million in 1993 and $3.4 million in 1992 has been capitalized and is included in property, plant and equipment.

Patents: As a result of its research and development (R&D) programs, the Company owns or is in the process of applying for patents in the United States and other countries which relate to products and processes of significant importance to the Company. Costs of patents and patent applications are capitalized and amortized for financial reporting purposes on a straight-line basis over their estimated useful lives of approximately 12 years.

Contract Revenue: Contract revenue for R&D is recorded as earned based on the performance requirements of the contract. In return for contract payments, contract partners may receive certain marketing and manufacturing rights, products for clinical use and testing or R&D services.

Income Taxes: The Company accounts for income taxes in conformance with FAS 109, "Accounting for Income Taxes," which requires the asset and liability approach for the financial accounting and reporting for income taxes.

Net Income Per Share: Net income per share is computed based on the weighted average number of shares of the Company's redeemable common stock, common stock and redeemable common stock equivalents, if dilutive. The Company's convertible subordinated debentures are redeemable common stock equivalents but have been antidilutive to date; therefore, they have not been included in net income per share calculations.

Financial Instruments: Certain of the Company's revenues are earned outside of the United States. Since the Company has nominal expenses denominated in foreign currencies, risk exists that income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To mitigate this risk, the Company purchases simple foreign currency put options (options) with expiration dates and amounts of currency that match a portion of expected revenues so that the adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be largely offset by an associated increase in the value of the options. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are amortized over the term of the options, are recorded as a reduction of the hedged revenues. In prior years, the Company also purchased foreign currency forward contracts as hedging instruments. These contracts are currently recorded at fair value and the associated losses are reflected in the income statement.

Interest income is subject to fluctuations as U.S. interest rates change. To manage this risk, the Company periodically establishes duration targets for its investment portfolio that reflect its anticipated use of cash and fluctuations in market rates of interest. Swaps are used to adjust the duration of the investment portfolio in order to meet these duration targets. By combining a swap with a pool of short-term securities equal in size to the notional amount of the swap, an instrument with an effective interest rate and maturity equal to the term of the swap is created. The characteristics of the instrument (including interest rate, maturity, and fair value) are similar to the characteristics of a high grade corporate security which could be purchased at the same time the instrument is created. Increases (decreases) in swap variable payments caused by rising (falling) interest rates will be essentially offset by increased (reduced) interest income on the related short-term investments, while the fixed rate payments received from the swap counterparty establishes the Company's interest income. Net payments made or received on swaps are included in interest income as adjustments to the interest received on invested cash. Amounts deferred on terminated swaps are amortized to interest income over the original contractual term of the swaps by a method that approximates the level yield method.

401(k) Plan: The Company's 401(k) Plan covers substantially all its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company matches a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. During 1994, 1993 and 1992, the Company provided $5.2 million, $4.4 million, and $4.1 million, respectively, for the Company match under the 401(k) Plan.




Note 1: Significant Customer and Geographic Information

One major customer in 1994, 1993 and 1992 contributed 10% or more of the Company's total revenues. The portions of revenues attributable to this customer were 21% in 1994, 26% in 1993 and 31% in 1992. This customer distributes Protropin, Nutropin, Pulmozyme and Actimmune through its extensive branch network, and is then reimbursed through a variety of sources. A second customer, a wholesale distributor of all of the Company's products, contributed 11% of revenues in 1994.

Approximate foreign sources of revenues were as follows (millions):

                        1994        1993        1992
_____________________________________________________
Europe                 $81.8       $41.0       $46.4
Asia                    19.5        22.2        16.3
Canada                   9.7        12.2        10.1

The Company sells primarily to distributors and hospitals throughout the United States, Canada and Europe, performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. In 1994, 1993 and 1992 the Company did not record any material additions to, or losses against, its provision for doubtful accounts.

Note 2: Research and Development Arrangements

To gain access to potential new products and technologies, the Company has established research collaborations, including both marketable and non-marketable equity investments, with companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. Potential future payments maybe due to selective collaborative partners if the partners achieve certain benchmarks as defined in the collabortive agreements.

In addition to the collaborations with F. Hoffmann-La Roche, Ltd. discussed in
Note 10, in December 1994, the Company entered into a collaboration with Scios Nova Inc. (Scios Nova) for the U.S. and Canadian development of Scios Nova's Auriculin or the treatment of acute renal failure, which is currently in Phase III clinical trials. Under the terms of the collaboration, both companies will copromote Auriculin in the United States and Canada, sharing profits from its commercialization. The Company received exclusive rights to all markets outside the United States and Canada subject to a royalty obligation to Scios Nova. In connection with the collaboration, the Company purchased Scios Nova non-voting preferred stock, which is convertible into shares of Scios Nova common stock, for $20 million and charged approximately $5 million to research and development expense. The Company established a line of credit for Scios Nova which is described in Note 8. In addition, the Company agreed to pay up to $50 million in benchmark payments, conditional on achieving certain predetermined commercialization goals.




Note 3: Income Taxes

The income tax provision consists of the following amounts (thousands):
                                1994       1993         1992
_________________________________________________________________
Current:
  Federal                    $ 38,331     $  -       $   200
  State                         1,016        -           711
  Foreign                          29        -           186
                            _____________________________________

     Total current             39,376        -         1,097

Deferred:
  Federal                     (34,193)       -             -
                            _____________________________________

Total                       $   5,183    $   -       $ 1,097
                            =====================================

Actual 1994 current tax liabilities are lower than reflected above by $26 million due to employee stock option related tax benefits which were credited to stockholders' equity.

A reconciliation between the Company's effective tax rate and the U.S.
statutory
rate follows:
                                   1994 Amount             Tax Rate
                                   (thousands)    1994        1993        1992
______________________________________________________________________________
Tax at U.S. statutory rate         $  45,352      35.0%       35.0%      34.0%
Operating losses utilized            (39,654)    (30.6)      (35.0)     (33.1)
Alternative minimum tax liability     31,900      24.6           -          -
Adjustment of deferred tax assets
  valuation allowance                (34,193)    (26.4)          -          -
Other, including state taxes           1,778       1.4           -        4.1
                              ________________________________________________

Income tax provision               $   5,183       4.0%          -        5.0%
                              ================================================


The components of deferred taxes consist of the following at December 31
(thousands):
                                                            1994           1993
________________________________________________________________________________
Deferred tax liabilities:
   Depreciation                                           $ 42,109     $ 34,297
   Inventory valuation differences                            (545)       7,024
   Other                                                    20,473       21,443
                                                      __________________________

      Total deferred tax liabilities                        62,037       62,764

Deferred tax assets:
   Federal net operating loss (NOL) carryforward            43,027       75,612
   Federal credit carryforward                              86,804       56,097
   Reserves not currently deductible                        31,688       21,929
   State credit carryforward                                11,324       14,895
   State NOL carryforward                                    1,893        5,531
   Amortization of purchased technology                      1,330        2,660
   Other                                                     4,616        8,992
                                                      __________________________

      Total deferred tax assets                            180,682      185,716

      Valuation allowance                                  (84,452)    (122,952)
                                                      __________________________

      Total net deferred tax assets                         96,230       62,764
                                                      __________________________

Total net deferred taxes                                 $  34,193     $      -
                                                      ==========================

The NOL and credit carryforwards, which totaled $123 million and $87 million, respectively, listed above expire in the years 1995 through 2009, except for $20 million of alternative minimum tax credits which never expire. Approximately $26 million of the valuation allowance at December 31, 1994 reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

The valuation allowance decreased by $38.5 million in 1994 and $10 million in 1993. Realization of net deferred taxes, as well as future reversals of the valuation allowance (that is, recognition of deferred tax assets), depend on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, scientific success, results of clinical trials and regulatory approval of products under development.



Note 4:  Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in, first-out method.
Inventories at December 31, 1994 and 1993 are summarized below (thousands):
                                               1994         1993
__________________________________________________________________
Raw materials and supplies                   $ 13,145    $ 10,995
Work in process                                76,974      60,256
Finished goods                                 13,081      13,474
                                            ______________________

Total                                        $103,200    $ 84,725
                                            ======================

The increase in total inventories in 1994 compared to 1993 is primarily attributable to an increase in the inventories of Activase.

Note 5: Investment Securities

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1994 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

                                          Gross        Gross      Estimated
                             Amortized  Unrealized   Unrealized     Fair
                                Cost      Gains        Losses       Value
___________________________________________________________________________
                                               (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                 $  85,295   $   1,107   $    1,105   $  85,297
                             ==============================================
TOTAL AVAILABLE-FOR-SALE(a)
 (carried at estimated
 fair value)                 $  25,669   $  10,058   $       67   $  35,660
                             ==============================================
SECURITIES HELD-TO-MATURITY:
 (carried at amortized cost)
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing within:
       1 year                $  77,453   $      15   $       37   $  77,431
       1-3 years               119,714           -          218     119,496
Other debt securities
  maturing within:
       1 year                  482,463       1,770          452     483,781
       1-3 years                44,715         285          490      44,510
                             ______________________________________________
TOTAL HELD-TO-MATURITY       $ 724,345   $   2,070   $    1,197   $ 725,218
                             ==============================================

(a) Securities available-for-sale include only equity securities. Net unrealized gains, reduced by related tax effects, of $9.6 million are included in stockholders' equity. At January 1, 1994, the excess of market value over the cost of these securities was $3.9 million.



The carrying value of all investment securities (excluding non-marketable securities) held at December 31, 1994 is summarized below (thousands):
 Security                                                  Carrying Value
__________________________________________________________________________
Held-to-maturity securities maturing within one year
   (at amortized cost)                                       $ 559,916
Accrued interest                                                 7,248
Trading securities (at fair value)                              85,297
                                                             ----------
     Total short-term investments                            $ 652,461
                                                             ==========
Held-to-maturity securities maturing within 1-3 years
   (at amortized cost)                                       $ 164,429
Accrued interest                                                 1,637
Securities available-for-sale (at fair value)                   35,660
                                                             ----------
     Total long-term marketable securities                   $ 201,726
                                                             ==========

During 1994, no available-for-sale securities were sold and the Company recorded a $12.6 million charge to write down certain available-for-sale biotechnology securities for which the decline in fair value below cost was other than temporary.

At December 31, 1993, the fair value of the short-term investments approximated carrying value. The fair value of the long-term marketable debt securities totaled $63.4 million. The carrying value of marketable equity securities at December 31, 1993 totaled $12.1 million and was included in other assets.

The carrying value, which approximated the fair value, of non-marketable equity securities totaled $6.8 million and $10.5 million at December 31, 1994 and 1993, respectively.

The Company invests its excess cash principally in marketable debt securities with terms ranging from overnight to three years. Marketable debt securities held by the Company are issued by a diversified selection of institutions with strong credit ratings. The Company's investment policy limits the amount of credit exposure with any one institution. These debt securities are generally not collateralized. The Company has not experienced any material losses due to credit impairment on its investments in marketable debt securities in the years 1994, 1993 and 1992.

Note 6: Financial Instruments

Foreign Currency Instruments: As discussed above, the Company currently purchases simple foreign currency put options (options) solely to hedge anticipated non-dollar denominated net revenues. At December 31, 1994, the Company had hedged approximately 85% of net foreign revenues anticipated within 12 month and 35% of net foreign revenues anticipated in the following 12 months. At December 31, 1994, the notional amount of the options totaled $78.3 million and consisted of the following currencies: Australian dollars, Canadian dollars, German marks, Spanish pesetas, French francs, British pounds, Italian lira, Japanese yen, and Swedish krona. All contracts mature within the next two years. The fair value of the options, which is based on exchange rates and market conditions at December 31, 1994, totaled $1.6 million.

Previously, the Company had entered into foreign currency forward exchange contracts (forward contracts) as hedging instruments. Unrealized gains and losses were deferred until the revenue was recognized. In 1994, the Company closed out its positions by entering into offsetting contracts so that the net notional amount denominated in foreign currencies was zero. At December 31, 1994, the U.S. dollar equivalent of the notional amount of the forward sell contracts totaled $28.3 million; the forward buy contracts totaled $29.8 million. The difference, an unrealized loss of $1.5 million, was recorded as a reduction of net income in 1994 as a charge to marketing, general and administrative expenses and at December 31, 1994, is included in other accrued liabilities. All contracts mature within two years.

At December 31, 1993, the Company had simple put option contracts with a notional amount of $6.8 million and forward contracts with a notional amount of $47.0 million to sell various foreign currencies within the next two years. At December 31, 1993, the fair value of the option contracts was $0.4 million and the fair value of the forward contracts was ($1.2) million.

Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. The Company has not experienced any material losses due to credit impairment of its foreign currency instruments.

Interest Rate Swaps: The Company enters into interest rate swaps (swaps) as part of its overall strategy of managing the duration of its cash portfolio. For each swap, the Company receives interest based on fixed rates and pays interest to counterparties based on floating rates (three or six month LIBOR) on a notional principal amount. By combining a swap with a pool of short-term securities equal in size to the notional amount of the swap, an instrument with an effective interest rate and maturity equal to the term of the swap is created. The use of swaps in this manner generates net interest income on the swap and associated pool of short-term securities equivalent to interest income that would be earned from a high grade corporate security of the same maturity as the swap, while reducing credit risk (there is no principal invested in a swap). The Company's credit exposure on swaps is limited to the value of the interest rate swaps that have become favorable to the Company and any net interest earned but not yet received. Swap counterparties typically have strong credit ratings which minimize the risk of non-performance on the swaps. The Company has not experienced any material losses due to credit impairment.

The Company targets the average maturity of its investment portfolio (including swaps) based on to its anticipated use of cash and fluctuations in the market rates of interest. The maturity of the investment portfolio (including swaps) ranges from overnight funds used for near-term working capital purposes, investments maturing within the next one to five years for future working capital, capital expenditures and strategic investments, to maturities of up to seven years which is comparable to the remaining term of the Company's outstanding convertible debt. Due to the increase in market interest rates during 1994 and concern about a continuing rise in rates, the Company gradually reduced the average effective maturity of its investment portfolio (including swaps) from 2.8 years at December 31, 1993 to 1.9 years at December 31, 1994, which approximates the lower end of the range of the Company's average anticipated cash needs.

The notional amount of each swap is equal to the amount of designated high quality short-term investments which either mature or reprice within the next six months. The investments include U.S. Treasury securities, U.S. government agency securities, commercial paper and corporate debt obligations. Swaps are used to extend the maturity of the investment portfolio; no speculative activity occurs.



The table below outlines specific information for the swaps outstanding at December 31, 1994. The fair value is based on market prices of similar agreements. Dollars are in millions.

                          Interest Rate Swaps            Short-term Investments
                      ___________________________     _______________________________
                               Fixed                                        Average
                               Rates    Variable                           Effective
                      Notional To Be    Rates To       Carrying  Average   Interest
                      Amounts  Received Be Paid*        Value   Maturity**   Rate
_____________________________________________________________________________________
Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3 or 6
  [Maturing on:                 7.68%-    month
   1/2/02]              $150    7.92%     LIBOR         $150     84 days    5.45%

Swaps matched to
  other investments
  to meet specific
  maturity targets                       3 or 6
  [Ending dates:                 4.08%-   month
   12/29/95 - 9/20/99]   180     7.20%    LIBOR          180     35 days    5.34%

Other short-term
  investments              -        -        -           322          -        -
                     ________________________________________________________________
    Total               $330        -        -          $652          -        -
                     ================================================================

* 3 and 6-month LIBOR rates are reset every 3 or 6 months. At December 31, 1994, the 3-month LIBOR rate was 6.5% and the 6-month LIBOR rate was 7.0%.

** Average maturity reflects either the maturity date or, for a floating investment, the next reset date.

For the year ended December 31, 1994, the weighted average rate received on swaps was 6.30% and the weighted average rate paid on swaps was 5.12%. Net interest income received from swaps totaled $4.3 million in 1994.

The carrying amount of the swaps, which reflects the net interest accrued for such swaps, totaled $6.2 million and $7.5 million at December 31, 1994 and 1993, respectively, and is included in accounts receivable. At December 31, 1993, the notional amount totaled $350 million and the fair value totaled $13.0 million.

During 1994, to reduce the average effective maturity of its portfolio, the Company terminated certain swap agreements prior to maturity and is amortizing the realized gains and losses over the original contractual term of the swaps as a reduction of interest income. At December 31, 1994, net losses of $6.2 million remained unamortized; $3.1 million will be recognized in 1995 and $3.1 million will be recognized during the following three years.

Financial Instruments Held for Trading Purposes: As part of its overall investment strategy, in 1994 the Company contracted with two external money managers to manage part of its investment portfolio. One portfolio, which had a carrying value of $31 million at December 31, 1994, consisted of both U.S. dollar and non-dollar denominated investments. To hedge the non-dollar denominated investments, the money manager purchases forward contracts. The fair value at December 31, 1994, of the forward contracts totaled $2.7 million; the average fair value during the year totaled $15.3 million. Net realized and unrealized trading gains totaled approximately $389,000 in 1994 and are included in interest income. Counterparties have strong credit ratings which minimizes the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 1994, of the Company's financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end.

Financial Instrument                Carrying Value          Fair Value
_______________________________________________________________________

                                                 (thousands)
Assets:
Investment securities
  (including accrued interest
   and traded forward contracts)
  (Note 5)                            $ 854,187              $ 855,060
Non-marketable equity
  investments (Note 5)                    6,820                  6,820
Options                                   1,646                  1,600
Outstanding swaps                         6,165                 (2,044)

Liabilities:
Short-term and long-term
  debt (Note 7)                         151,229                125,250
Forward contracts                         1,500                  1,500

Note 7: Long-term Debt

Long-term debt consists of the following (thousands):
                                                            1994         1993
_______________________________________________________________________________
Convertible subordinated debentures, interest at 5%,
   due in 2002                                           $ 150,000    $ 150,000

Mortgage note payable on buildings and land,
   interest at 9.5%, due through 1996                        1,229        2,023
                                                         ______________________

                                                           151,229      152,023
Less current maturities                                        871          793
                                                         ______________________

Total long-term debt                                     $ 150,358    $ 151,230
                                                         ======================

Maturities of long-term debt in 1995 and 1996 are $0.9 million and $0.3 million, respectively. Exclusive of the convertible subordinated debentures, no long-term debt maturities are due in 1997 and thereafter. The fair value of the Company debt was $146 million at December 31, 1993.

Convertible subordinated debentures are convertible at the option of the holder into shares of the Company's redeemable common stock at a conversion price of $74 in principal amount of the debenture. Upon conversion, the holder receives, for each $74 in principal amount of the debenture converted, one-half share of redeemable common stock and $18 in cash. Under the terms of the Merger (see
Note 9), the $18 in cash is reimbursed by Roche Holdings, Inc. (Roche)to the Company. Generally, the Company may redeem the debentures until maturity.


Note 8: Leases, Commitments and Contingencies

Future minimum lease payments under noncancelable operating leases at December
31, 1994 are as follows (thousands):
_______________________________________________________________________
1995                                                          $  6,501
1996                                                             2,375
1997                                                             2,041
1998                                                               704
                                                             __________

Total minimum lease payments                                  $ 11,621
                                                             ==========

The Company has leased certain real property. Under many of its lease arrangements, the Company is responsible for taxes, insurance and maintenance related to the leased properties. Rent expense under operating leases was approximately $6.5 million, $5.1 million and $9.4 million for 1994, 1993 and 1992, respectively. Income from subleases was immaterial.

Under two of its lease agreements, the Company is contingently liable to purchase three buildings at the end of their lease terms. These leases expire in 1995, but the Company has the option to extend one lease until 1997 and the other until 1998. If at the end of the final lease renewal term the Company does not purchase the property or arrange a third party purchase, then the Company would be obligated to the lessor for a guaranteed payment equal to a specified percentage of the lessor's purchase price for the properties. The Company would also be obligated to the lessor for all or some portion of this amount if the price paid by a third party for the property is below a specified percentage of the lessor's purchase price. Under these leases, the Company is also required to maintain certain financial ratios and is subject to limits on certain types and amounts of debt. The properties under these leases include a process science laboratory, which is scheduled for completion in 1995, and two office buildings. As of December 31, 1994, the total amount related to these leased facilities, for which the Company would be contingently liable, is $65.0 million. In connection with one of the leases, the Company has pledged securities worth $42.4 million as of December 31, 1994.

The Company expects to develop a new manufacturing facility over the next three years with a total expected cost of $150 million. In connection therewith, the Company expects to enter into an operating lease arrangement similar to the arrangements described above.

Pursuant to its collaboration agreement with Scios Nova (see Note 2), the Company established a line of credit for $30 million that Scios Nova may draw down at Scios Nova's discretion through 2002. This commitment is supported through December 31, 1997, by a bank letter of credit under which Scios Nova may draw up to $30 million directly from the bank, with immediate repayment of the funds due to the bank by the Company. Amounts drawn by Scios Nova under the bank letter of credit or directly from the Company are repayable in the form of cash or Scios Nova common stock (at the market price prevailing on the date of repayment) at Scios Nova's option any time through December 30, 2002. Interest on amounts borrowed by Scios Nova accrue to the Company at the prime rate of interest. At December 31, 1994, no amounts were drawn.

Note 9: Merger With Roche Holdings, Inc.

The Company's merger (Merger) with a wholly owned subsidiary of Roche Holdings, Inc. (Roche) was consummated on September 7, 1990 (Effective Date). Pursuant to the merger agreement with Roche, the Company's stockholders of record on the Effective Date received, for each share of common stock that they owned, $18 in cash from Roche and one half share of newly issued redeemable common stock from the Company. In the Merger, Roche acquired one-half of the Company's outstanding common stock for $1,537.2 million. The redeemable common stock is substantially identical to the common stock previously held by stockholders, except that it is redeemable by the Company at the election of Roche, provided that Roche first deposits in trust sufficient funds to pay the aggregate redemption price of all outstanding shares of redeemable common stock. Roche has the right to require the Company to exercise its redemption right, providing it does so for all shares of outstanding redeemable common stock at $58.75 per share in the first calendar quarter of 1995 and increasing to $60.00 per share on April 1, 1995. The redemption right expires on June 30, 1995. For the period of July 1, 1995 until June 30, 1996, Roche may submit a bid to purchase the remaining shares of the Company. The bid must not be for less than $60.00 per share and is subject to the approval of the Board of Directors and subsequently, of non-Roche stockholders.

Independent of its right to have the Company redeem the redeemable common stock, Roche is permitted to acquire additional shares of the Company's stock through open market or privately negotiated purchases, provided that Roche's aggregate holdings do not exceed 75% of the Company's stock outstanding on a fully diluted basis.

In connection with the Merger, the Company issued 24,433,951 shares of common stock to Roche for $487.3 million in cash. The common stock Roche acquired in the Merger and redeemable common stock purchased in the open market represents approximately 65% of the outstanding equity of the Company as of December 31, 1994.

Note 10: Related Party Transactions

The Company has transactions with related parties in the ordinary course of business. Pursuant to contracts, principally regarding R&D projects and product licensing agreements as described below, the Company recorded revenue of approximately $25.6 million in 1994, $14.4 million in 1993 and $12.6 million in 1992 from the following related parties: F. Hoffmann-LaRoche, Ltd.
(HLR) (a wholly owned subsidiary of Roche; two officers of HLR serve on the Company's Board of Directors - Note 9) and Genencor, Inc. (in which the Company formerly owned a 25% equity interest). The Company is also developing a mammalian cell line for HLR. In 1994, the Company and HLR began developing an anti-IgE antibody and Pulmozyme in Japan. During 1994 and 1993, the Company collaborated with HLR on four projects, including oral antagonists to platelet gpIIb/IIIa, IL-8, LFA/ICAM and ras farnesyltransferase. In 1992, the Company entered into a collaboration with HLR to codevelop and copromote Pulmozyme in Europe. In connection with this collaboration and the Company's efforts to expand its markets, Genentech Europe Limited (GEL) was established. GEL and affiliates are currently promoting Pulmozyme in the United Kingdom, Ireland, Germany and the Netherlands. HLR is responsible for promoting the drug for cystic fibrosis in the remaining thirteen European countries in the collaboration. In addition to sharing profits related to Pulmozyme sales from all collaborative countries with HLR, the Company has received and will continue to receive milestone payments and technical support from HLR. Also, as part of the agreement with HLR, and in return for royalties on product sales, the Company has granted HLR an exclusive license to sell Pulmozyme in countries outside of Western Europe, the United States and Canada. The Company has three other R&D collaborations with HLR which were entered into in 1992.

Note 11: Capital Stock

Stock Option Plans

1984 PLANS: The 1984 Plans are the 1984 Incentive Stock Option Plan and the 1984 Non-Qualified Stock Option Plan. The Company may grant options under the 1984 Incentive Stock Option Plan only to employees (including officers) of the Company. The Company may grant options under the 1984 Non-Qualified Stock Option Plan to employees (including officers) and consultants of the Company. Options granted under the 1984 Incentive Stock Option Plan and the 1984 Non-Qualified Stock Option Plan have a maximum term of ten and 20 years, respectively, from the date of grant. The options generally become exercisable in increments over a period of four years from the date of grant, with the first increment vesting after one year. The Company may grant options with different vesting terms from time to time.

Transactions for the 1984 plans for the year ended December 31, 1994, were as follows:
                                                                   Price
                                                    Shares         Per Share
________________________________________________________________________________
Options outstanding - beginning of year           4,033,276     $ 14.08-49.75
Grants                                                   -                 -
Exercises                                          (695,348)      14.08-41.75
Cancellations                                       (28,273)      19.38-49.75
                                                 _______________________________

Options outstanding - end of year                 3,309,655       14.08-49.75

Options available for future grant                       -
   at December 31                                ___________

Total shares reserved under the 1984 Plans
   at December 31                                 3,309,655
                                                 ===========
Shares reserved under options exercisable
   at December 31                                 2,956,972     $ 14.08-49.75
                                                 ===============================

1990 PLAN: The 1990 Stock Option/Stock Incentive Plan (1990 Plan) permits the granting of options intended to qualify as incentive stock options and the granting of options that do not so qualify. The Company may only grant incentive options to employees (including officers and employee-directors). The Company may only grant the non-qualified options and other non-option stock
incentives   under the 1990 Plan to employees (including officers and employee-
directors) and consultants of the Company. All non-qualified options have a maximum term of 20 years and all incentive options have a maximum term of ten years. The options generally become exercisable in increments over a period of four years from the date of grant, with the first increment vesting after one year. The Company may grant options with different vesting terms from time to time. The 1990 Plan includes an Automatic Grant Program whereby each individual who was a non-employee member of the Board on July 18, 1990, and/or on April 30, 1992, was automatically granted, on each of those dates, a non-statutory option to purchase 15,000 shares of redeemable common stock. These options have a term of ten years from the date of grant and vest in equal increments over a three-year period from the date of grant. Each non-employee member of the Board who is elected to that position after April 30, 1992, will be automatically granted such an option as will any employee member of the Board who becomes a non-employee member of the Board immediately upon the change in status from employee to non-employee. The 1990 Plan contains a special provision whereby the Company's former Chairman of the Board was granted in 1990 a special non-statutory option for 170,000 shares of redeemable common stock with a per share exercise price of $25.70 in cancellation of outstanding options for the same number of shares with an exercise price of $44.25.



Transactions for the 1990 Plan for the year ended December 31, 1994 were as follows:
                                                                    Price
                                                      Shares        Per Share
_______________________________________________________________________________
Options outstanding - beginning of year             8,406,451     $ 25.50-46.50
Grants                                                957,055       48.00-50.75
Exercises                                            (704,875)      25.50-46.50
Cancellations                                        (152,479)      25.50-50.75
                                                 ______________________________

Options outstanding - end of year                   8,506,152       25.50-50.75

Options available for future grants
   at December 31                                   1,893,133
                                                 ____________
Total shares reserved under the 1990 Plan
   at December 31                                  10,399,285
                                                 ============

Shares reserved under options exercisable
   at December 31                                   3,770,903     $ 25.50-50.75
                                                 ==============================

In addition, the 1990 Plan permits the Company to grant stock appreciation rights in connection with non-qualified options or incentive options and issue shares of redeemable common stock, either fully vested at the time of issuance or vesting according to a pre-determined schedule. The Company may grant three types of stock appreciation rights under the 1990 Plan: tandem stock appreciation rights, concurrent stock appreciation rights and limited stock appreciation rights. At December 31, 1994, no stock appreciation rights for redeemable common stock have been granted under the 1990 Plan.


1994 PLAN: The 1994 Stock Option Plan (1994 Plan) permits the granting of options intended to qualify as incentive stock options and the granting of options that do not so qualify. Incentive options may only be granted to employees (including officers and employee-directors). The non-qualified options may only be granted under the 1994 Plan to employees (including officers and employee-directors) and consultants of the Company. All non-qualified options have a maximum term of 20 years and all incentive options have a maximum term of ten years. The options generally become exercisable in increments over a period of five years from the date of grant, with the first increment vesting after two years. Options may be granted with different vesting terms from time to time. The 1994 Plan includes an Automatic Grant Program whereby each individual who is a non-employee member of the Board on April 30, 1995, will be automatically granted a non-statutory option to purchase 15,000 shares of redeemable common stock. These options have a term of ten years from the date of grant and vest in equal increments over a three-year period from the date of grant. Each non-employee member of the Board who is elected to that position after April 30, 1995 will be automatically granted such an option as will any employee member of the Board who becomes a non-employee member of the Board immediately upon the change in status from employee to non-employee. Beginning on April 30, 1995, non-employee members of the Board will no longer receive automatic option grants under the 1990 Plan.



Transactions for the 1994 Plan for the year ended December 31, 1994, were as follows:
                                                                    Price
                                                      Shares        Per Share
________________________________________________________________________________
Grants                                              4,180,000     $ 50.13-50.75
Cancellations                                         (15,000)      50.13
                                                  ______________________________

Options outstanding - end of year                   4,165,000     $ 50.13-50.75

Options available for future grants
   at December 31                                     335,000
                                                  ____________
Total shares reserved under the 1994 Plan
   at December 31                                   4,500,000
                                                  ============
Shares reserved under options exercisable                   0
   at December 31                                 ============

Employee Stock Plans

The Company adopted the 1991 Employee Stock Plan (1991 Plan) on December 4, 1990, and amended it during 1993. All full-time employees of the Company are eligible to participate in the 1991 Plan. Of the 2,900,000 shares of redeemable common stock reserved for issuance under the 1991 Plan, 1,905,018 shares have been issued as of December 31, 1994. During 1994, 2,364 of the eligible employees participated in the 1991 Plan.

Warrants

In consideration of the grant to the Company by certain limited partners of Genentech Clinical Partners IV (GCP IV) of an option to purchase all of such limited partners' interests in GCP IV, the Company issued warrants with each partnership interest to purchase an aggregate of 2,639,250 shares of common stock (subsequently converted to 1,319,625 shares of redeemable common stock under the terms of the Merger). All previously unexercisable warrants held by nondefaulted limited partners became exercisable upon termination of GCP IV's research program in September 1992. The warrants are exercisable through July 31, 1996. Redeemable common stock activity during 1994 related to the warrants is reflected in the following table:



                                        Shares                    Price
                                                                  Per Share
_______________________________________________________________________________
Shares subject to exercisable
   warrants - beginning of year        648,357                  $ 22.57-28.26
Shares issued upon exercise
   of warrants                        (509,442)                   22.57-28.26
                                     __________
Shares subject to exercisable
   warrants - end of year              138,915                  $ 27.57-28.26
Shares reserved for issuance         ==========
   under warrant agreements            138,915
                                     ==========

Note 12: Legal Proceedings

The Company is a party to various legal proceedings including patent infringement cases involving growth hormone; Activase; and antibodies to IgE, a protein central to allergic reactions; and product liability cases involving Activase. In addition, the FDA is investigating the Company's promotional practices in connection with Activase, Protropin and Pulmozyme. The Company and its directors are defendants in two suits filed in California challenging their actions in connection with the Merger.

In December 1994, the Company and Eli Lilly and Company (Lilly) reached a settlement regarding all patent infringement and contract actions between the two parties. Under the terms of the settlement Lilly agreed to pay the Company up to $145 million ($25 million initially and 16 quarterly payments of $7.5 million), subject to certain restrictions, and the Company granted Lilly licenses, options to license, or immunities from suit for certain of the Company's patents. Future payments are required from Lilly on sales of these products. The Company will continue to pursue patent invalidity and noninfringement claims against the Regents of the University of California
(UC), which has sued Genentech for infringing a patent owned by UC relating to recombinant human growth hormone (hGH). In a related matter, the Company also settled a patent infringement action against Centocor, Inc. whereby the Company granted Centocor a royalty bearing license to its Cabilly patent for Centocor's monoclonal anti-IIb/IIIa antibody.

On November 29, 1994, an administrative law judge of the International Trade Commission (ITC) found, on an incomplete record, that Bio-Technology General Corp. and its affiliate (BTG) infringed two of the Company's process patents and Novo Nordisk A/S and certain of its affiliates (Novo) (BTG and Novo are collectively referred to as the Competitors) infringed one process patent covering hGH; however, the judge refused to recommend a ban on importation of hGH products for treatment of growth hormone inadequacy by the Competitors in the United States because the Company delayed in providing documents to the Competitors. The judge's recommendation was subject to review by the commissioners of the ITC. The Company filed a petition for review by the full Commission of the judge's recommendations dismissing the complaint, but the Commission declined such review. On December 1, 1994 the Company filed suit against the Competitors in the U.S. District Court in Delaware seeking damages from the Competitors, and asking for an injunction blocking the Competitors from marketing hGH in the United States Novo has brought suit against the Company in the U.S. District Court from Southern District New York, alleging that the patents in the ITC action are invalid and not infringed by Novo. BTG has brought suit against the Company in the U.S. District Court from the Southern District of New York seeking to prevent the Company from further patent infringement action against BTG and alleging unfair competition, antitrust and malicious prosecution claims.

Based upon the nature of the claims made and the investigation completed to date by the Company and its counsel, the Company believes the outcome of the above actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 13: Quasi-reorganization

On February 18, 1988, the Company's Board of Directors approved the elimination of the Company's accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization) effective October 1, 1987, that did not involve any revaluation of assets or liabilities. The Company eliminated the accumulated deficit of $329.5 million by a transfer from additional paid-in capital in an amount equal to the accumulated deficit. Simultaneous with the quasi-reorganization, the Company FAS 96, providing for recognition of the tax benefits of operating loss and tax credit carryforward items that arose prior to a quasi-reorganization involving only the elimination of a deficit in retained earnings being reported in the income statement and then reclassified from retained earnings to additional paid-in capital.

Subsequently, in September 1989, the staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 86 (SAB 86) which states that a quasi-reorganization cannot involve only an elimination of a deficit in retained earnings and, therefore, the tax benefits of prior operating loss and tax credit carryforwards must be reported as a direct addition to additional paid-in capital rather than being recorded in the income statement.

In February 1992, the Financial Accounting Standards Board issued FAS 109 which supersedes FAS 96. FAS 109 requires companies that have previously both adopted FAS 96 and effected a quasi-reorganization that involves only a deficit elimination, as did the Company, to continue to report the tax benefits of prior operating losses and tax credit carryforwards in a manner consistent with FAS 96. FAS 109 also provides that companies effecting a quasi-reorganization after February 1992 that involves only a deficit elimination shall report the tax benefits of prior operating losses and tax credit carryforwards in a manner consistent with SAB 86.

The Company will continue to report in income the recognition of operating loss and tax credit carryforward items arising prior to the quasi-reorganization due to the Company's adoption of its quasi-reorganization in the context of its interpretation of FAS 96 and the quasi-reorganization literature existing at the date the quasi-reorganization was effected. The SEC staff has indicated that it would not object to the Company's accounting for such tax benefits. If the provisions of SAB 86 had been applied, net income for the year ended December 31, 1994, would have been reduced by $39.7 million or $.33 per share (1993-net income reduced by $20.6 million or $.18 per share; 1992-net income reduced by $7.5 million or $.07 per share).




REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. At December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP


San Jose, California
January 17, 1995


QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)
                                                 1994 Quarter Ended
                                 December 31   September 30   June 30   March 31
________________________________________________________________________________
Total revenues                     $ 207,760    $ 193,838   $ 194,922  $ 198,870
Product sales                        158,137      142,555     152,574    147,798
Gross margin from product sales      133,464      118,095     128,009    125,667
Net income                            18,566       33,586      33,387     38,855
Net income per share                     .15          .28         .28        .33



                                                 1993 Quarter Ended
                                 December 31   September 30   June 30   March 31
________________________________________________________________________________

Total revenues                     $ 161,529    $ 165,386   $ 169,837  $ 152,997
Product sales                        124,201      119,733     110,768    102,658
Gross margin from product sales      106,517      101,182      93,088     86,059
Net income                            18,651       15,516      10,401     14,334
Net income per share                     .16          .13         .09        .12





11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(millions, except per share and employee data)
                                           1994        1993     1992      1991
_______________________________________________________________________________
Total revenues                            $ 795.4    $ 649.7  $ 544.3  $ 515.9
  Product sales                             601.1      457.4    391.0    383.3
  Royalties                                 126.0      112.9     91.7     63.4
  Contract & other                           25.6       37.9     16.7     20.4
  Interest                                   42.7       41.5     44.9     48.8
                                         ______________________________________

Total costs and expenses                  $ 665.8    $ 590.8  $ 522.3  $ 469.8
  Cost of sales                              95.8       70.5     66.8     68.4
  Research & development                    314.3      299.4    278.6    221.3
  Marketing, general & administrative       248.6      214.4    172.5    175.3
  Special charge                                -          -        -        -
  Interest                                    7.1        6.5      4.4      4.8
                                         ______________________________________
Income data
  Income(loss) before taxes               $ 129.6     $ 58.9   $ 21.9   $ 46.2
  Income tax provision                        5.2          -      1.1      1.8
  Net income (loss)                         124.4       58.9     20.8     44.3
  Net income (loss) per share                1.04       0.50     0.18     0.39
                                         ______________________________________

Selected balance sheet data
  Cash & marketable securities            $ 920.9    $ 719.8  $ 646.9  $ 711.4
  Accounts receivable                       146.3      130.5     93.9     69.0
  Inventories                               103.2       84.7     65.3     56.2
  Property, plant & equipment, net          485.3      456.7    432.5    342.5
  Other long-term assets                     61.0       64.1     37.1     42.7
  Total assets                            1,745.1    1,468.8  1,305.1  1,231.4
  Total current liabilities                 220.5      190.7    133.5    118.6
  Long-term debt                            150.4      151.2    152.0    152.9
  Total liabilities                         396.3      352.0    297.8    281.7
  Total stockholders' equity              1,348.8    1,116.8  1,007.3    949.7
                                         ______________________________________

Other data
  Depreciation and amortization expense    $ 53.5     $ 44.0   $ 52.2   $ 46.9
  Capital expenditures                       82.8       87.5    126.0     71.3
                                         ______________________________________

Share information
  Shares used to compute EPS                119.5      117.1    114.0    112.5
  Actual year-end                           117.2      114.8    112.9    111.3
                                         ______________________________________

Per share data
  Market price:       High                $ 53.50    $ 50.50  $ 39.50  $ 36.25

                       Low                $ 41.75    $ 31.25  $ 25.88  $ 20.75

  Book value                              $ 11.50    $  9.73  $  8.92  $  8.53
                                         ______________________________________

Number of employees                         2,738      2,510    2,331    2,202
                                         ______________________________________

<FN


The Company has paid no dividends.
The Financial Summary above reflects adoption of FAS 115 in 1994, FAS 109 in
1992 and FAS 96 in 1988.
All share and per share amounts reflect two-for-one split in 1986, two-for-one split in 1987.
*Redeemable common stock began trading September 10, 1990; prior to that date all shares were common stock. Pursuant to the merger agreement with Roche, all shareholders as of effective date September 7, 1990, received for each common share owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company.
(1) Charges primarily related to Roche merger.
(2) Primarily inventory-related charge.
(3) Charge for purchase of in-process R&D.



11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(In millions, except per share and employee data)

     1990       1989       1988       1987       1986       1985       1984
______________________________________________________________________________
 $  476.1    $ 400.5    $ 334.8    $ 230.5    $ 134.0     $ 89.6     $ 69.8
    367.2      319.1      262.5      141.4       43.6        5.2          -
     47.6       36.7       26.7       20.1       12.9        5.3        2.1
     31.9       27.5       33.5       57.1       70.9       71.1       63.5
     29.4       17.2       12.1       11.9        6.6        8.0        4.2
______________________________________________________________________________

 $  572.7    $ 352.9    $ 311.7    $ 186.6    $ 484.6     $ 83.0     $ 66.8
     68.3       60.6       46.9       23.8       10.8        1.7          -
    173.1      156.9      132.7       96.5       79.8       64.9       55.0
    158.1      127.9      101.9       59.5       27.3       16.4       11.8
    167.7(1)       -       23.3(2)       -      366.7(3)       -          -
      5.5        7.5        6.9        6.8          -          -          -
______________________________________________________________________________

 $  (96.6)    $ 47.5     $ 23.1     $ 43.9   $ (350.6)     $ 6.6      $ 3.0
      1.5        3.6        2.5        1.7        2.4        0.5        0.6
    (98.0)      44.0       20.6       42.2     (353.0)       6.1        2.4
    (1.05)      0.51       0.24       0.50      (5.10)      0.10       0.04
______________________________________________________________________________

 $  691.3    $ 205.0    $ 152.5    $ 158.3     $ 84.3     $ 99.8     $ 32.5
     58.8       66.8       63.9       92.2       24.5       26.2       12.7
     39.6       49.3       63.4       58.0       14.7        4.6          -
    300.2      299.1      289.4      195.7      133.1       87.9       72.9
     61.7       85.0       89.7      108.7      114.9       16.6       12.6
  1,157.7      711.2      662.9      619.0      376.0      238.6      133.6
    101.4       75.9       95.4       82.8       37.8       27.2       18.5
    153.5      154.4      155.3      168.1       31.6        6.0       11.5
    264.5      242.2      263.6      263.6       83.3       35.7       32.2
    893.2      469.0      399.3      355.4      292.6      202.9      101.4
______________________________________________________________________________

 $   47.6     $ 44.6     $ 38.3     $ 23.5     $  8.1     $ 5.7       $ 4.3
     36.0       37.2      110.9       65.3       46.3      20.2        16.1
______________________________________________________________________________

     93.0       86.0       84.5       84.4       69.3      64.0        57.5
    110.6       84.3       82.9       78.7       67.0      65.6        57.6
______________________________________________________________________________

 $  30.88    $ 23.38    $ 47.50    $ 64.75    $ 49.38   $ 18.81     $ 10.56
 $  27.50*
 $  20.13    $ 16.00    $ 14.38    $ 28.00    $ 16.44   $  8.56     $  7.19
 $  21.75*
 $   8.08    $  5.56    $  4.82    $  4.52    $  4.37   $  3.09     $  1.76
______________________________________________________________________________

    1,923      1,790      1,744      1,465      1,168       893         674
______________________________________________________________________________







COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol   GNE

Stock Exchange Listings
The redeemable common stock of the Company has been traded on the New York Stock Exchange and the Pacific Stock Exchange since September 10, 1990. The Company's common stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Stock Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. The Company's common stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the common stock or redeemable common stock. The Company's merger with a wholly owned subsidiary of Roche Holdings, Inc. (Roche) was consummated on September 7, 1990. The Company's stockholders of record on September 7, 1990, received, for each share of common stock owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company. See Note 9 to the consolidated financial statements for a further description of the merger transaction.

Redeemable Common Stockholders
As of December 31, 1994, there were approximately 20,512 stockholders of record of the Company's redeemable common stock.

Stock Prices                          Redeemable Common Stock
                                  1994                       1993
__________________________________________________________________________
                             High         Low        High          Low
                         _________________________________________________
4th Quarter               $ 53 1/2      $ 42 1/8    $ 50 1/2     $ 42 5/8
3rd Quarter                 52 1/2        48 1/8      44 7/8       40 1/2
2nd Quarter                 51 5/8        43 1/4      44           31 1/4
1st Quarter                 51 3/8        41 3/4      39 3/4       31 7/8



31