Form 10-K, Exhibit 13
period 1995-12-31
GENENTECH INC
filed 1996-03-29
CIK 318771

FINANCIAL REVIEW
(dollars in millions, except per share amounts)

MAJOR EVENTS AFFECTING FINANCIAL RESULTS AND POSITION

The major events described below affected Genentech's financial results and position in 1995 and have prospective implications as indicated:

On October 25, 1995, a new agreement (the Agreement) with Roche Holdings, Inc. (Roche) was approved by Genentech's non-Roche stockholders to extend for four years Roche's option to cause Genentech (the Company) to redeem (call) the outstanding callable putable common stock (special common stock) of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of common shares, for a price equal to Genentech's cost to redeem the special common stock. The special common stock is subject to redemption at the option of Roche at prices beginning at $62.50 during the quarter ended December 31, 1995, and increasing $1.25 per quarter for six quarters, then increasing $1.50 per quarter for the following eight quarters to $82.00 in the quarter ending June 30, 1999 (with each such redemption price being increased by $0.50, to a final price of $82.50, upon final court settlement of certain stockholder litigation). If Roche does not cause the redemption as of June 30, 1999, Genentech's stockholders will have the option (the put) to cause the Company to redeem none, some, or all of their shares of special common stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of common stock at $60.00 per share) within thirty business days commencing July 1, 1999 (such dates subject to acceleration in certain insolvency events). The Company's obligation to redeem these shares is contingent upon the contribution by Roche of the necessary redemption funds for the put. Roche Holding Ltd., a Swiss corporation, has guaranteed Roche's obligation under the put. In 1995, the Company recorded special charges totaling $25 million, of which $21 million related to expenses associated with the Agreement.

In conjunction with that Agreement, F. Hoffmann-La Roche Ltd. (HLR) was granted an option at terms discussed below for ten years for licenses to use and sell certain of Genentech's products in non-U.S. markets. As a general matter, such option for a Genentech product must be exercised at, or prior to if Genentech mutually agrees, the conclusion of phase II clinical trials for each product. In general, for each product for which HLR exercises its option (option product), the Company and HLR will share equally all development expenses, including preclinical, clinical, process development and related expenses, incurred by the Company through that date and prospectively, with respect to the development of the product in the United States. HLR will pay all non-U.S. development expenses. In general, Genentech will supply HLR clinical requirements of option products at cost and its commercial requirements at cost plus 20%. In general, HLR will pay a royalty of 12.5% until a product reaches $100 million in aggregate sales outside of the United States, at which time the royalty rate increases to 15%. In addition, HLR has exclusive rights to, and pays the Company 20% royalties on, Canadian sales of the Company's existing approved products in Canada, and European sales of Pulmozyme, registered trademark. Consequently, in the fourth quarter of 1995, the Company transferred to HLR the rights to its Canadian product sales, and its European sales of Pulmozyme, and commenced recording royalty revenue from HLR on such sales. The Company supplies its products to HLR, and has agreed to supply products for which HLR has exercised its option, for sales outside of the United States at cost plus 20%. Depending on whether HLR does or does not exercise its option to develop and sell each of the Company's future products, future levels of the Company's product sales, royalties and contract revenue, as well as R&D and other expenses, could vary significantly from 1995 levels both on an annual and quarter-to-quarter basis.



Upon completion of the Agreement with Roche, Genentech has implemented a new strategy focused on building the value of the Company and positioning Genentech for ongoing growth into the 21st century. As part of the implementation of that strategy, the Company expects to increase research and development expenses in 1996 by approximately 20%.

The Company previously announced possible impending competition regarding sales of its two human growth hormone products - Protropin, registered trademark and Nutropin, registered trademark. Three companies received FDA approval in 1995 to market their growth hormone products for the treatment of growth hormone inadequacy in children. However, as a result of the assertion of certain Genentech patents, a court temporarily prohibited two of these products from entering the market pending a full trial. The two companies appealed the decision, which was subsequently overruled by the appellate court for one of the companies. Future court decisions will determine whether these two products will be permanently enjoined from the market. The third company initiated product launch activities in late 1995. On December 29, 1995, Genentech received clearance from the Food and Drug Administration (FDA) to market Nutropin AQ, registered trademark [somatropin (rDNA origin) injection], the first and only liquid (aqueous) recombinant human growth hormone product available. Nutropin AQ is approved for the same indications as Nutropin.

In December 1994, the Company and Eli Lilly and Company (Lilly) reached an agreement regarding all patent infringement and contract actions between the two parties, which included the Company granting to Lilly licenses, options to license, or immunities from suit for certain of the Company's patents. Payments are required from Lilly on sales of these products. The Company expects to record, and receive in cash, $7.5 million of royalty revenues per quarter through 1998, subject to possible offsets and contingent upon Humulin continuing to be marketed in the United States. Accordingly, $30.0 million of such payments were received and recorded as royalty revenue in 1995.


RESULTS OF OPERATIONS
(dollars in millions)
                                                              Annual % Change
Revenues              1995         1994         1993       95/94         94/93
______________________________________________________________________________
Revenues           $ 917.8      $ 795.4      $ 649.7         15%           22%

The increase in revenues in 1995 resulted primarily from higher royalty income and product sales. The 1994 increase resulted from higher product sales, royalty income and contract revenues.

                                                              Annual % Change
Product Sales         1995         1994         1993        95/94       94/93
______________________________________________________________________________
Activase          $  301.0      $ 280.9       $ 236.3          7%         19%
Protropin and
 Nutropin            219.4        225.4         216.8         (3)          4
Pulmozyme            111.3         88.3             -         26           -
Actimmune              3.6          6.4           4.3        (44)         49
                    __________________________________________________________
Total product
  sales           $  635.3      $ 601.0       $ 457.4          6%         31%
% of revenues          69%           76%           70%


Activase: The continued increase in Activase, registered trademark, sales in 1995 and 1994 is attributable to growth in market share and an increase in the number of patients receiving thrombolytic therapy in the United States. During 1995, Activase market share increased to 75% from approximately 70% and 66% in 1994 and 1993, respectively, in the United States. In April 1995, the FDA approved for marketing an accelerated infusion of Activase, allowing revised labeling for the product incorporating data from the Global Utilization of Activase and Streptokinase in Occluded Coronary Arteries (GUSTO) study. Also during 1995, an analysis of the GUSTO trial, published in the New England Journal of Medicine, determined that Activase is cost-effective relative to other medical treatments. Pursuant to the Agreement with Roche, Genentech transferred the rights to sell Activase in Canada to HLR during the fourth quarter of 1995, and began receiving royalties on such sales.

Protropin and Nutropin: Net sales of Protropin and Nutropin decreased in 1995 compared to 1994 due to a slight volume increase in sales being offset by the impact of pricing programs for distribution channels and for the managed care sector. 1994 sales increased compared to 1993 due primarily to the introduction of Nutropin for the treatment of chronic renal insufficiency and to more growth hormone inadequate patients starting treatment. The Company faces new competition in the growth hormone market from one new competitor which entered the market in late 1995, and potential competition from three other companies, and expects that such competition will have an adverse effect on its sales of Protropin and Nutropin which, depending on the extent and type of competition, could be material to the Company's total growth hormone sales. Pursuant to the Agreement with Roche, Genentech transferred the rights to sell its growth hormone in Canada to HLR during the fourth quarter of 1995, and began receiving royalties on such sales. Other factors that may influence future Protropin and Nutropin sales include: the availability of third party reimbursement for the costs of such therapies and the outcome of litigation involving the Company's patents for growth hormone and related processes.

Pulmozyme: The increase in the sales of Pulmozyme (launched in 1994) in 1995 is attributable to market launches in additional European countries and continued adoption of the product by physicians to treat cystic fibrosis patients. Pursuant to the Agreement with Roche, Genentech transferred rights to sell Pulmozyme in Europe and Canada to HLR during the fourth quarter of 1995 and, instead of recording sales of Pulmozyme, began receiving royalties on such sales. Additional factors that may influence future sales of Pulmozyme for the management of cystic fibrosis include: the number and kinds of patients benefiting from such therapy; the availability of third party reimbursement for the costs of such therapies; physicians' personal experiences in the use and results of the therapy; the development of alternate therapies for the treatment and cure of cystic fibrosis; the development of additional indications for using Pulmozyme; and the cost of Pulmozyme therapy.


Royalties, Contract and Other, and Interest Income              Annual % Change

                         1995          1994         1993      95/94       94/93
_______________________________________________________________________________

Royalties             $  190.8      $ 126.0      $ 112.9        51%         12%

Contract and other        31.2         25.6         37.9        22         (32)

Interest income           60.5         42.7         41.5        42           3


The Company receives royalty payments from the sales of various health care products. These payments have increased in each of the past three years primarily due to increases in product sales by the Company's licensees and new royalty arrangements. In 1995, the largest dollar increase was attributable to the receipt and recognition of $30.0 million of royalty revenue relating to the December 1994 settlement with Lilly regarding certain of the Company's patents. In 1994, the largest dollar increase was attributable to royalties earned from the sales of recombinant human insulin. As discussed above, HLR has been granted options for licenses to use and sell certain of Genentech's products in non-U.S. markets. As a result of this arrangement, the Company expects such royalty revenue to increase in future years, although it is not certain for which products HLR will exercise its option. Cash flows from royalty income include non-dollar denominated revenues. The Company currently purchases simple foreign currency put options (options) and enters into foreign currency forward exchange contracts (forward contracts) to hedge these cash flows. All options expire within the next two years. All forward contracts are less than 90 days in duration, and there are no outstanding balances at the end of any quarter. In 1996, the Company has entered into forward contracts with various durations that will expire by the end of the year. In addition, the Company plans to enter into new simple purchased put options that will expire within the next five years to hedge non-U.S. dollar denominated royalties during this period.

Contract and other revenues increased in 1995 primarily due to $6.4 million of gains recorded from sales of biotechnology equity securities. 1994 revenue decreased compared to 1993 because 1993 included $18.2 million related to fixed license fees receivable through 1996 from Schering Corporation and its affiliates for a world-wide license to certain patented technology and processes used to produce recombinant interferon alpha. Contract and other revenues will continue to fluctuate due to variations in the timing of contract benchmark achievements; the initiation of new contractual arrangements, including the potential exercise of product options by HLR; and the conclusion of existing arrangements.

Interest income was higher in 1995 due to a larger investment portfolio in 1995 and a higher average portfolio yield. In 1994, the increase was due to a larger investment portfolio in 1994 compared to 1993, which more than offset the decline in the average portfolio yield. The Company enters into interest rate swaps as part of its overall strategy of managing the duration of its investment portfolio. See the "Financial Instruments" footnote in the "Notes to Consolidated Financial Statements" for further information.

                                                             Annual % Change

Costs and Expenses       1995       1994        1993       95/94       94/93
______________________________________________________________________________

Cost of sales           $ 97.9     $ 95.8    $  70.5          2%          36%
Research and
  development            363.0      314.3      299.4         15            5
Marketing, general and
  administrative         251.7      248.6      214.4          1           16
Special charge            25.0          -          -          -            -
Interest expense           8.0        7.1        6.5         13            9
                     _________________________________________________________

Total costs
  and expenses        $  745.6   $ 665.8      $ 590.8        12%          13%
% of revenues               81%       84%          91%

Cost of sales as % of
  product sales             15%       16%          15%
R&D as % of revenues        40        40           46
MG&A as % of revenues       27        31           33


Cost of sales: Cost of sales in 1995 increased over 1994 due to higher product sales. This increase was partly offset by a decrease in inventory reserves provided, from $11.9 million in 1994 to $3.7 million in 1995. The 1995 reserves were primarily for expected product expiration of certain Nutropin and Activase inventories. The reserves recorded in 1994 were primarily for the likely expiration of Pulmozyme and Nutropin product prior to sale. These products were launched in the beginning of 1994 and did not meet the Company's initial expectations for sales that year. The increase in cost of sales in 1994 compared to 1993 was primarily due to increased product sales and the $11.9 million addition to reserves discussed above.

Research and Development: The increase in R&D expenses in 1995 and 1994 reflects the Company's continued commitment to developing new products and new indications for existing products. Overall increases resulted from the higher level of activity and associated costs of products in the later stages of clinical trials and the manufacture of products for clinical trials. Expenses as a percentage of revenues were unchanged at 40% from 1994 to 1995. The percentage declined in 1994 compared to 1993 due to increasing revenues combined with the Company's disciplined approach to managing its research and development investment.

To gain additional access to potential new products and technologies, the Company has established research collaborations, including equity investments, with companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products. In March 1995, Genentech entered into a collaboration with IDEC Pharmaceuticals Corp. (IDEC) to develop IDEC's CD20 monoclonal antibody for the treatment of non-Hodgkin's B-cell lymphomas. A phase III clinical trial has begun. In January 1996, HLR exercised its option, pursuant to the terms of the Agreement, to IDEC-C2B8. In February 1996, Genentech expanded its collaboration with IDEC to include IDEC-Y2B8, for the treatment of the more severe forms of B-cell lymphomas. In February 1996, the Company agreed to invest in Genenvax, Inc., a new company created to develop gp120, Genentech's potential vaccine for the prevention of HIV. Genenvax will receive exclusive rights to gp120. See the "Research and Development" footnote in the "Notes to Consolidated Financial Statements" for a further description of these collaborations.

Marketing, General and Administrative: Marketing, general and administrative expenses in 1995 were comparable to the 1994 level of expenses. The increase in 1994 compared to 1993 was primarily due to additional Activase marketing expenses, Pulmozyme marketing costs in preparation for the anticipated U.S. and European product launches in 1994, and increased growth hormone marketing expenses in anticipation of future competition.

Special Charge: The Company recorded a special charge of $25.0 million in 1995, which includes $21.0 million related to the new merger Agreement with Roche and $4.0 million associated with the resignation of the Company's former President and Chief Executive Officer. The merger expenses include investment banking fees, legal expenses, filing fees and other costs related to the Agreement, as well as charges associated with the proposed settlement of stockholder lawsuits filed after the transaction was announced.

Interest Expense: Interest expense in 1995, 1994, and 1993, net of amounts capitalized, relates primarily to interest on the Company's 5% convertible subordinated debentures. In 1995, it also includes interest on a $25.0 million borrowing arrangement which commenced in February 1995 and was paid in December.

Income Before Taxes and Income Taxes           1995        1994        1993
_____________________________________________________________________________

Income before taxes                         $  172.3     $ 129.6     $  58.9

Income tax provision                            25.8         5.2           -
Effective tax rate                               15%          4%           -

Deferred tax assets less
  deferred tax liabilities                  $  130.8     $ 118.6     $ 123.0

Valuation allowance                            (74.0)      (84.4)     (123.0)
                                            ________________________________

Total net deferred taxes                    $   56.8      $ 34.2      $    -
                                            ================================

Approximately $30 million of the valuation allowance at December 31, 1995, relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

Realization of the net deferred taxes, future effective tax rates, and future reversals of the valuation allowance (that is, recognition of deferred tax assets) depend on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, as well as scientific success, results of clinical trials and regulatory approval of products under development.

The net increase in the effective tax rate from 1994 to 1995 was primarily related to limitations on the utilization of existing carryforwards related to the U.S. alternative minimum tax. Future effective tax rates are expected to increase following the recognition of the balance of the Company's credit carryforwards.

                                                           Annual  %  Change

Net Income                1995       1994       1993       95/94       94/93
_______________________________________________________________________________

Net income             $ 146.4     $124.4     $ 58.9         18%        111%
Net income per share   $  1.21     $ 1.04     $ 0.50



LIQUIDITY AND CAPITAL RESOURCES                   1995        1994       1993
_______________________________________________________________________________

Cash, cash equivalents, short-term investments
   and long-term marketable debt and equity
   securities                                  $1,096.8    $ 920.9    $ 719.8
Working capital                                   812.0      776.6      694.6
Cash provided by (used in):
   Operating activities                           133.9      200.4      114.5
   Investing activities                          (117.7)    (322.3)    (121.3)
   Financing activities                            54.1       71.2       49.9
Capital expenditures
  (included in investing activities above)        (70.2)     (82.8)     (87.5)
Current ratio                                     4.5:1      4.5:1      4.6:1


The Company believes that its cash, cash equivalents, and short-term and long-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet its operating cash requirements, including capital expenditures and the development of existing and new products through internal research and development activities, selective product in-licensing, research collaborations and equity investments.

Cash generated from operations, the maturity of investments and stock issuances was used to purchase marketable securities and make capital additions in 1995.

Capital expenditures in 1995 primarily include costs incurred for additional office buildings and enhancements to existing manufacturing facilities. Capital expenditures decreased in 1995 compared to 1994 primarily due to the completion in 1994 of a central process utility plant and additional manufacturing facilities.

In 1995, the Company entered into an arrangement with a lessor for a new manufacturing facility which will be subject to an operating lease and is expected to become operational in three years.

ADDITIONAL PROSPECTIVE INFORMATION

Market Potential/Risk: Over the longer term, the Company's (and its partners') ability to successfully market current products, expand their usage, and bring new products to the marketplace will depend on many factors, including the effectiveness and safety of the products, FDA and foreign regulatory agencies' approvals for new products and new indications, and the degree of patent protection afforded to particular products. The Company believes it has strong patent protection or the potential for strong patent protection for a number of its products that generate sales and royalty revenue or that the Company is developing; however, the courts will determine the ultimate strength of patent protection of the Company's products and those on which the Company earns royalties.

Roche Holdings, Inc.: At December 31, 1995, Roche held approximately 64% of the Company's outstanding equity securities. The Company expects to continue to have material transactions with Roche, including royalty income, contract development revenues, product sales and joint product development.

Foreign Exchange: The Company receives revenues from countries throughout the world. As a result, risk exists that revenues may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To mitigate this risk, the Company hedges certain of these anticipated revenues as discussed in the "Financial Instruments" footnote in the "Notes to Consolidated Financial Statements."

Legal Proceedings: The Company is a party to various legal proceedings including a stockholder suit involving the new Agreement with Roche and the 1990 merger with Roche; patent infringement cases; and various cases involving product liability and other matters. See the "Legal Proceedings" footnote in the "Notes to Consolidated Financial Statements" for further information.

Future Accounting Changes: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 is effective for the Company's 1996 fiscal year. The Company is evaluating the impact of the new standard on its financial position, results of operations, and cash flows and expects the effect to be immaterial.

In October 1995, the FASB issued FAS 123 "Accounting for Stock-Based Compensation" which also will be effective for the Company's 1996 fiscal year. FAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under APB Opinion 25 "Accounting for Stock Issued to Employees" but with additional financial statement disclosure. The Company expects to continue to account for stock-based compensation arrangements under APB Opinion 25, therefore does not expect FAS 123 to have a material impact on its financial position, results of operations, and cash flows.





REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The Company has prepared the financial statements, presented on pages 41 to 62, in accordance with generally accepted accounting principles. As such, the statements include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by the independent auditing firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Ernst & Young LLP's audit report appears on page 63.

Systems of internal accounting controls, applied by operating and financial management, are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition, and that transactions are recorded according to management's policies and procedures. The Company continually reviews and modifies these systems, where appropriate, to maintain such assurance. Through the Company's general audit activities, the adequacy and effectiveness of the systems and controls are reviewed and the resultant findings are communicated to management and the Audit Committee of the Board of Directors.

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


Arthur D. Levinson, Ph.D.     Louis J. Lavigne, Jr.         Bradford S. Goodwin
President and                 Senior Vice President and     Vice President and
Chief Executive Officer       Chief Financial Officer       Controller








CONSOLIDATED STATEMENTS OF INCOME
(thousands, except per share amounts)
YEAR ENDED DECEMBER 31                           1995         1994         1993
__________________________________________________________________________________
Revenues
  Product sales                              $ 635,263    $ 601,064    $ 457,360
  Royalties (including amounts
      from related parties: 1995-$12,492;
      1994-$8,454; 1993-$5,488)                190,811      126,022      112,872
  Contract and other (including amounts
      from related parties: 1995-$13,448;
      1994-$17,106; 1993-$8,869)                31,209       25,556       37,957
  Interest                                      60,562       42,748       41,560
                                             _____________________________________

      Total revenues                           917,845      795,390      649,749

Costs and expenses
  Cost of sales                                 97,930       95,829       70,514
  Research and development (including
      contract related: 1995-$17,124;
      1994-$7,584; 1993-$4,235)                363,049      314,322      299,396
  Marketing, general and administrative        251,653      248,604      214,410
  Special charge (primarily merger related)     25,000          --           --
  Interest                                       7,940        7,058        6,527
                                            ____________________________________

      Total costs and expenses                 745,572      665,813      590,847


Income before taxes                            172,273      129,577       58,902
Income tax provision                            25,841        5,183          --
                                            ____________________________________

Net income                                    $146,432     $124,394     $ 58,902
                                            ====================================

Net income per share                          $   1.21     $   1.04     $    .50
                                            ====================================

Weighted average number of shares used
  in computing per share amounts               121,220      119,465      117,106
                                            ====================================

               See notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)
                                                           Increase (Decrease) in Cash and
                                                                    Cash Equivalents
YEAR ENDED DECEMBER 31                                         1995       1994       1993
____________________________________________________________________________________________
Cash flows from operating activities:
  Net income                                              $ 146,432   $ 124,394   $ 58,902
  Adjustments to reconcile net income to
     net cash provided by operating activities:
         Depreciation and amortization                       58,421      53,452     44,003
         Writedown of securities available-for-sale           6,609      12,590          -
         Gain on sales of securities available-for-sale      (7,432)          -          -
         Deferred income taxes                              (22,655)    (34,193)         -
         Loss on fixed asset dispositions
           (including merger related in 1995)                 1,032       5,510      1,652
         Writedown of non-marketable equity securities          469         748        600
         Gain on sale of a non-marketable equity security      (703)          -          -
  Changes in assets and liabilities:
         Net cash flow from trading securities              (50,014)     (4,634)         -
         Receivables and other current assets               (28,446)    (11,937)   (20,212)
         Inventories                                          9,552     (18,475)   (19,410)
         Accounts payable, other current
            liabilities and other long-term
            liabilities                                      20,682      72,901     48,995
                                                          ___________________________________
  Net cash provided by operating activities                 133,947     200,356    114,530

Cash flows from investing activities:
  Purchases of securities held-to-maturity                 (682,396) (1,088,737)  (564,855)
  Proceeds from maturities of securities
     held-to-maturity                                       924,345     877,139    535,089
  Purchases of securities available-for-sale               (353,118)    (22,644)    (8,222)
  Proceeds from sales of securities available-
     for-sale                                               101,591           -          -
  Purchases of non-marketable equity securities                   -      (4,000)         -
  Proceeds from sale of a non-marketable equity
     security                                                   703           -          -
  Capital expenditures                                      (70,166)    (82,837)   (87,461)
  Proceeds from sale of fixed assets                              -           -     26,316
  Change in other assets                                    (38,651)     (1,198)   (22,181)
                                                         ____________________________________
  Net cash used in investing activities                    (117,692)   (322,277)  (121,314)

Cash flows from financing activities:
  Stock issuances                                            54,946      71,955     50,582
  Reduction in long-term debt,
    including current portion                                  (871)       (794)      (721)
                                                         ____________________________________
  Net cash provided by financing activities                  54,075      71,161     49,861
                                                         ____________________________________
Increase (decrease) in cash and cash equivalents              70,330    (50,760)    43,077
Cash and cash equivalents at beginning of year                66,713    117,473     74,396
                                                         ____________________________________
Cash and cash equivalents at end of year                    $137,043   $ 66,713  $ 117,473

                                                         ====================================
Supplemental cash flow data:
  Cash paid during the year for:
      Interest, net of portion capitalized                  $  7,917    $ 7,058    $ 6,527
      Income taxes                                            44,699      4,099      2,194

Non-cash activity:  Income tax benefits of $7,204 in 1995 and $26,038 in 1994 realized from employee stock option exercises were recorded as an increase in stockholders' equity.

                 See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

DECEMBER 31                                               1995          1994
________________________________________________________________________________
Assets:
Current assets:
  Cash and cash equivalents                         $   137,043      $   66,713
  Short-term investments                                603,296         652,461
  Accounts receivable (including amounts from
      related parties: 1995-$19,281;1994-$13,184;
      less allowances of: 1995-$6,672;1994-$4,422)      172,160         146,267
  Inventories                                            93,648         103,200
  Prepaid expenses and other current assets              39,267          28,475
                                                  ______________________________
      Total current assets                            1,045,414         997,116
Long-term marketable securities                         356,475         201,726
Property, plant and equipment, at cost:
  Land                                                   57,313          55,998
  Buildings                                             258,717         245,871
  Equipment                                             383,387         331,392
  Leasehold improvements                                 12,508          11,988
  Construction in progress                               60,480          55,299
                                                  ______________________________
                                                        772,405         700,548
  Less: accumulated depreciation                        268,751         215,255
                                                  ______________________________
     Net property, plant and equipment                  503,654         485,293
Other assets                                            105,452          60,989
                                                  ______________________________
Total assets                                        $ 2,010,995     $ 1,745,124
                                                  ==============================
Liabilities and stockholders' equity:
Current liabilities:
   Accounts payable                                 $    37,101     $    30,963
   Accrued compensation                                  36,945          36,939
   Accrued royalties                                     23,159          25,864
   Accrued marketing and promotion costs                 18,863          27,463
   Accrued clinical and other studies
      (including amounts due to related
       parties: 1995-$6,331;1994-$0)                     33,621          36,277
   Income taxes payable                                  14,329          17,839
   Other accrued liabilities (including amounts
      due to related parties: 1995-$2,414;
      1994-$2,280)                                       69,068          44,283
   Current portion of long-term debt                        358             871
                                                   _____________________________
     Total current liabilities                          233,444         220,499
Long-term debt                                          150,000         150,358
Other long-term liabilities                              25,504          25,483
                                                   _____________________________
Total liabilities                                       408,948         396,340
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.02 par value; authorized
      100,000,000 shares, none issued                         -              -
  Special common stock, $.02 par value;
      authorized 100,000,000 shares, outstanding:
      1995 - 42,646,958; No shares authorized or
      outstanding in 1994                                   853              -
  Redeemable common stock, $.02 par value;
      no shares authorized or outstanding in 1995;
      1994-50,105,925 shares outstanding                      -          1,002
  Common stock, $.02 par value; authorized
      200,000,000 shares, outstanding:
      1995-76,621,009; 1994-67,133,409                    1,532          1,343
  Additional paid-in capital                          1,281,640      1,207,720
  Retained earnings (since October 1, 1987
      quasi-reorganization in which a deficit
      of $329,457 was eliminated)                       263,749        129,127
  Net unrealized gain on securities
      available-for-sale                                 54,273          9,592
                                                 _______________________________
          Total stockholders' equity                  1,602,047      1,348,784
                                                 _______________________________
Total liabilities and stockholders' equity          $ 2,010,995    $ 1,745,124
                                                 ===============================

               See notes to consolidated financial statements.


                              Consolidated STATEMENT OF STOCKHOLDERS' EQUITY
                                                 (thousands)
                                            1995                  1994                 1993
                                     ___________________   ___________________   ___________________
                                      Shares     Amount     Shares     Amount     Shares     Amount
                                     ________   ________   ________   ________   ________   ________
Special common stock
  Beginning balance                        -          -          -          -          -          -
  Issuance of stock upon exercise
    of options and warrants              298      $   6          -          -          -          -
  Conversion of common stock
    to special stock                  42,349        847          -          -          -          -
                                     _______________________________________________________________
  Ending balance                      42,647        853          -          -          -          -
                                     _______________________________________________________________

Redeemable common stock
  Beginning balance                   50,106      1,002     47,690      $ 954     45,744      $ 915
  Issuance of stock upon exercise
    of options and warrants              679         14      1,905         38      1,385         28
  Issuance of stock under
    employee stock plan                  322          6        511         10        561         11
  Conversion of redeemable
    common stock to common stock     (51,107)    (1,022)         -          -          -          -
                                     _______________________________________________________________
  Ending balance                           -          -     50,106      1,002     47,690        954
                                     _______________________________________________________________
Common stock
  Beginning balance                   67,133      1,343     67,133      1,343     67,133      1,343
  Issuance of stock upon exercise
    of options and warrants              512         10          -          -          -          -
  Issuance of stock under
    employee stock plan                  218          4          -          -          -          -
  Conversion of redeemable
    common stock to common stock      51,107      1,022          -          -          -          -
  Conversion of common stock
    to special common stock          (42,349)      (847)         -          -          -          -
                                     _______________________________________________________________
  Ending balance                      76,621      1,532     67,133      1,343     67,133      1,343
                                     _______________________________________________________________
Additional paid-in capital
  Beginning balance                           1,207,720             1,070,121               998,962
  Issuance of stock upon exercise
    of options and warrants                      37,087                56,133                37,125
  Issuance of stock under
    employee stock plan                          17,819                15,774                13,418
  Income tax benefits
    realized from employee
    stock option exercises                        7,204                26,038                     -
  Tax benefits arising prior
    to quasi-reorganization                      11,810                39,654                20,616
                                             __________            __________           ___________
  Ending balance                              1,281,640             1,207,720             1,070,121
                                             __________            __________           ___________
Retained earnings
  Beginning balance                             129,127                44,387                 6,101
  Net income                                    146,432               124,394                58,902
  Tax benefits arising prior
    to quasi-reorganization                     (11,810)              (39,654)              (20,616)
                                             __________            __________           ___________
  Ending balance                                263,749               129,127                44,387
                                             __________            __________           ___________
Net unrealized gain on securities
  Beginning balance                               9,592                     -                    -
  Net unrealized gain on
    securities available-for-sale                44,681                 9,592                    -
                                             __________            __________            __________

  Ending balance                                 54,273                 9,592                    -
                                             __________            __________            __________

Total stockholders' equity                   $1,602,047            $1,348,784            $1,116,805
                                             ==========            ==========            ==========

                               See note to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Genentech, Inc. (the Company) is a biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals produced by recombinant DNA technology for significant unmet medical needs. The Company manufactures and markets five products directly in the United States and to F. Hoffmann-La Roche Ltd. (HLR) for sales outside of the United States, and receives royalties from sales of five other products which originated from the Company's technology.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all significant subsidiaries and collaborations. Material intercompany balances and transactions are eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

On January 1, 1994, the Company adopted Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting this new standard was not material to net income. FAS 115 requires that all investment securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their contractual maturity date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as long-term marketable securities and are carried at market value with unrealized gains and losses included in stockholders' equity. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. Prior to adopting FAS 115, marketable debt securities were carried at amortized cost that approximated fair value. Marketable equity securities were carried at the lower of cost or market. The cost of all securities sold is based on the specific identification method.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the following estimated useful lives of the assets: buildings - 25 years; certain manufacturing equipment - 15 years; other equipment - 4 or 8 years; leasehold improvements - length of applicable lease. Expenditures for maintenance and repairs are expensed as incurred. Interest on construction-in-progress of $1.5 million in 1995, $0.6 million in 1994, and $1.3 million in 1993 has been capitalized and is included in property, plant and equipment.

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

Other Intangible Assets: In 1995, the Company repurchased from a licensee for approximately $25 million the right to sell Activase in Canada. The asset is being amortized on a straight-line basis over ten years, and is expected to be recovered through royalties received from HLR on their product sales in Canada.

Contract Revenue: Contract revenue for R&D is recorded as earned based on the performance requirements of the contract. In return for contract payments, contract partners may receive certain marketing and manufacturing rights, products for clinical use and testing, or R&D services.

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $30.2 million, $26.5 million and $22.6 million in 1995, 1994 and 1993, respectively, and are classified in marketing, general and administrative expenses.

Advertising Expenses: The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended December 31, 1995, 1994 and 1993 were $29.2 million, $44.2 million and $45.7 million, respectively.

Income Taxes: The Company accounts for income taxes in accordance with FAS 109, "Accounting for Income Taxes," which requires the asset and liability approach for the financial accounting and reporting for income taxes. Accounting for operating loss and tax credit carryforwards arising prior to the date of the Company's quasi-reorganization in 1987 is more fully described in the "Quasi-Reorganization" footnote.

Net Income Per Share: Net income per share is computed based on the weighted average number of shares of the Company's special common stock, redeemable common stock, common stock and common stock equivalents, if dilutive.

Financial Instruments: Certain of the Company's revenues are earned outside of the United States. Because the Company's foreign currency denominated revenues exceed its foreign currency denominated expenses, risk exists that net income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To mitigate this risk, the Company purchases simple foreign currency put options (options) with expiration dates and amounts of currency that are the same as a portion of probable revenues so that the adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be largely offset by an associated increase in the value of the options. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. The Company also enters into foreign currency forward contracts as hedging instruments.
All forward contracts are less than 90 days in duration, and there are no outstanding balances at the end of any quarter. These contracts are recorded at fair value, and any gains and losses from these contracts are recorded in the income statement with the related hedged revenues. Financial instruments, such as forward contracts, not qualifying as hedges of firm commitments, if any, are marked to market with gains or losses recorded in income as they occur.

Interest income is subject to fluctuations as U.S. interest rates change. To manage this risk, the Company periodically establishes duration targets for its investment portfolio that reflect its anticipated use of cash and fluctuations in market rates of interest. Interest rate swaps have been used and may be used in the future to adjust the duration of the investment portfolio in order to meet these duration targets. Interest rate swaps are contracts in which two parties agree to swap future streams of payments over a specified period. By designating a swap with a pool of short-term securities equal in size to the notional amount of the swap, an instrument with an effective interest rate and maturity equal to the term of the swap is created. The characteristics of the instrument (including interest rate, maturity and fair value) are similar to the characteristics of a high grade corporate security which could be purchased at the same time the instrument is created. LIBOR payments received on swaps are highly correlated to interest collection on short-term investments. Increases (decreases) in swap variable payments caused by rising (falling) interest rates will be essentially offset by increased (reduced) interest income on the related short-term investments, while the fixed rate payments received from the swap counterparty establishes the Company's interest income. Net payments made or received on swaps are included in interest income as adjustments to the interest received on invested cash. Amounts deferred on terminated swaps are classified as other assets and are amortized to interest income over the original contractual term of the swaps by a method that approximates the level yield method.

401(k) Plan: The Company's 401(k) Plan covers substantially all its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company matches a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. During 1995, 1994, and 1993, the Company provided $5.6 million, $5.2 million, and $4.4 million, respectively, for the Company match under the 401(k) Plan.

Future Accounting Changes: In March 1995, the Financial Accounting Standards Board (FASB) issued FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. FAS 121 is effective for the Company's 1996 fiscal year. The Company is evaluating the impact of the new standard on its financial position, results of operations, and cash flows, and expects the effect to be immaterial.

In October 1995, the FASB issued FAS 123 "Accounting for Stock-Based Compensation" which also will be effective for the Company's 1996 fiscal year. FAS 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting rules under APB Opinion 25 "Accounting for Stock Issued to Employees" but with additional financial statement disclosure. The Company expects to continue to account for stock-based compensation arrangements under APB Opinion 25, therefore does not expect FAS 123 to have a material impact on its financial position, results of operations and cash flows.


SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

One major customer in 1995, 1994 and 1993 contributed 10% or more of the Company's total revenues. The portions of revenues attributable to this customer were 18% in 1995, 21% in 1994 and 26% in 1993. This customer distributes Protropin, Nutropin, Pulmozyme and Actimmune through its extensive branch network, and is then reimbursed through a variety of sources. A second customer, a wholesale distributor of all of the Company's products, contributed 11% of revenues in both 1995 and 1994.




Approximate foreign sources of revenues were as follows (millions):

                        1995        1994        1993
_____________________________________________________

Europe                 $112.0      $81.8       $41.0
Asia                     23.6       19.5        22.2
Canada                   25.0        9.7        12.2

The Company currently sells primarily to distributors and hospitals throughout the United States, performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. In 1995, 1994 and 1993 the Company did not record any material additions to, or losses against, its provision for doubtful accounts.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

To gain access to potential new products and technologies, the Company has established research collaborations, including the acquisition of both marketable and non-marketable equity investments, with companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. Potential future payments may be due to selective collaborative partners if the partners achieve certain benchmarks as defined in the collaborative agreements. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products. In addition to the collaboration with HLR discussed in the "Related Parties" footnote, in March 1995 the Company entered into a collaboration with IDEC Pharmaceuticals Corp. (IDEC) to develop IDEC's anti-CD20 monoclonal antibody, IDEC-C2B8, for the treatment of non-Hodgkin's B-cell lymphomas. A phase III clinical trial has begun. Under the terms of the agreement, Genentech and IDEC have agreed to copromote IDEC-C2B8 in the United States and Canada, with IDEC receiving a share of the profits. Genentech has commercialization rights throughout the rest of the world except Japan. Genentech exercised its option rights regarding Asia (except Japan) during the fourth quarter of 1995. In conjunction with the Agreement with Roche, Genentech has granted an option to HLR to use and sell IDEC-C2B8 in all countries, except the United States, in which Genentech has rights under its agreement with IDEC. HLR exercised that option in January 1996. IDEC will receive royalties on sales outside the United States and Canada. In connection with the collaboration, Genentech provided $9 million in preferred equity investments and licensing fees, and will provide $17.5 million in additional equity funding prior to U.S. approval ($2.5 million of which was provided in 1995), and up to $30.5 million in milestone and option payments. In February 1996, Genentech expanded its collaboration with IDEC to include IDEC-Y2B8, a complementary radioisotopic version of the drug, for the treatment of more severe forms of B-cell lymphomas. In February 1996, the Company agreed to invest in Genenvax, Inc., a new company created to develop gp120, Genentech's potential vaccine for the prevention of HIV. Genentech will provide an initial equity investment of $1 million and then an additional $1 million along with other private investors. After the close of private financing, Genentech will have the right to maintain a 25% equity investment in Genenvax. Genenvax will receive exclusive rights to gp120.


SPECIAL CHARGE

The $25.0 million special charge in 1995 includes $21.0 million related to the merger agreement with Roche Holdings, Inc. (Roche) discussed in the footnote "Merger and New Agreement with Roche Holdings, Inc.," and $4.0 million of charges associated with the resignation of the Company's former President and Chief Executive Officer. The merger expenses include legal expenses, investment banking fees, filing fees and other costs related to the Agreement, as well as charges associated with the proposed settlement of stockholder lawsuits filed after the transaction was announced.

INCOME TAXES

The income tax provision consists of the following amounts (thousands):

                                1995       1994         1993
_________________________________________________________________

Current:
  Federal                    $ 43,997   $ 38,331       $  -
  State                         4,467      1,016          -
  Foreign                          32         29          -
                            _____________________________________

     Total current             48,496     39,376          -
                            _____________________________________
Deferred:
  Federal                      (12,319)  (34,193)         -
  State                        (10,336)        -          -
                            _____________________________________
     Total deferred            (22,655)  (34,193)         -
                            _____________________________________

Total                       $   25,841  $  5,183       $  -
                            =====================================


Actual current tax liabilities are lower than reflected above by $7.2 million in 1995 and $26.0 million in 1994 due to employee stock option related tax benefits which were credited to stockholders' equity.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                   1995 Amount             Tax Rate
                                   (thousands)    1995        1994        1993
______________________________________________________________________________

Tax at U.S. statutory rate         $ 60,296       35.0%       35.0%      35.0%
Operating losses utilized                 -          -       (45.6)     (35.0)
Research and development
  credits realized                  (27,312)     (15.9)          -          -
Alternative minimum tax liability         -          -        24.6          -
Adjustment of deferred tax assets
  valuation allowance               (22,655)     (13.1)      (26.4)         -
Foreign losses not benefited          4,842        2.8        15.0          -
State taxes                           4,467        2.6         0.8          -
Other                                 6,203        3.6         0.6          -
                              ________________________________________________

Income tax provision               $ 25,841       15.0%        4.0%         -
                              ================================================














The components of deferred taxes consist of the following at December 31 (thousands):

                                                           1995           1994
_______________________________________________________________________________
Deferred tax liabilities:
   Depreciation                                          $ 50,010      $ 42,109
   Other                                                    3,109        19,928
                                                     __________________________

      Total deferred tax liabilities                       53,119        62,037

Deferred tax assets:
   Federal net operating loss (NOL) carryforward                -        43,027
   Federal credit carryforward                            107,350        86,804
   Reserves not currently deductible                       39,433        31,688
   State credit carryforward                               32,147        11,324
   Other                                                    5,058         7,839
                                                     __________________________

      Total deferred tax assets                           183,988       180,682

      Valuation allowance                                 (74,021)      (84,452)
                                                     __________________________

      Total net deferred tax assets                       109,967        96,230
                                                     __________________________

Total net deferred taxes                                 $ 56,848      $ 34,193
                                                     ==========================


Total tax credit carryforwards of $139 million expire in the years 1996 through 2010, except for $37 million of alternative minimum tax credits which have no expiration date. Approximately $30 million of the valuation allowance at December 31, 1995 reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

The valuation allowance decreased by $10.4 million in 1995 and $38.5 million in 1994. Realization of net deferred taxes, as well as future reversals of the valuation allowance (that is, recognition of deferred tax assets), depend on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, as well as the scientific success, results of clinical trials and regulatory approval of products under development.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in, first-out method. Inventories at December 31, 1995 and 1994 are summarized below (thousands):

                                                1995        1994
__________________________________________________________________

Raw materials and supplies                   $ 12,808    $ 13,145
Work in process                                67,239      76,974
Finished goods                                 13,601      13,081
                                            ______________________
Total                                        $ 93,648    $103,200
                                            ======================

The decrease in inventories in 1995 compared to 1994 is primarily attributable to a decrease in the inventories of Pulmozyme.

INVESTMENT SECURITIES

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1995 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1995                  Cost      Gains        Losses       Value
______________________________________________________________________________
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $135,325    $ 1,314     $ (1,328)    $135,311
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $ 22,423    $ 45,894    $   (350)    $ 67,967
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing within:
       1 year                      7,503          17           -        7,520
       1-5 years                 162,322       7,103           -      169,425
       5-10 years                 83,188         437           -       83,625
Other debt securities
  maturing within
       1-5 years                  29,868       1,172           -       31,040
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $305,304    $ 54,623    $   (350)    $359,577
                                ==============================================

SECURITIES HELD-TO-MATURITY*
 (carried at amortized cost)
  maturing within 1 year:
U.S. Treasury securities
  and obligations of other
  U.S. government agencies      $219,267    $    318    $    (53)    $219,532
Other debt securities            236,870          95        (297)     236,668
                                ______________________________________________
TOTAL HELD-TO-MATURITY          $456,137    $    413    $   (350)    $456,200
                                ==============================================


* Interest rate swap arrangements are used to modify the duration of certain held-to-maturity securities. See "Financial Instruments" footnote for further information.














The carrying value of all investment securities held at December 31, 1995 and 1994 is summarized below (thousands):

 Security                                                    1995         1994
_______________________________________________________________________________
Trading securities                                         $135,311    $ 85,297
Securities available-for-sale maturing within one year        7,520           -
Securities held-to-maturity maturing within one year        456,137     559,916
Accrued interest                                              4,328       7,248
                                                           --------    --------
     Total short-term investments                          $603,296    $652,461
                                                           ========    ========

Securities available-for-sale maturing within 1-10 years   $352,057    $ 35,660
Securities held-to-maturity maturing within 1-3 years             -     164,429
Accrued interest                                              4,418       1,637
                                                           --------    --------
     Total long-term marketable securities                 $356,475    $201,726
                                                           ========    ========


In 1995, proceeds from sales of available-for-sale securities totaled $101.6 million; gross realized gains totaled $7.6 million and gross realized losses totaled $0.2 million. During 1994, no available-for-sale securities were sold. The Company recorded charges in 1995 and 1994 of $6.6 million and $12.6 million, respectively, to write-down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary.

During the year ended December 31, 1995, the unrealized holding losses on trading securities included in net income were not material.

Marketable debt securities held by the Company are issued by a diversified selection of institutions with strong credit ratings. The Company's investment policy limits the amount of credit exposure with any one institution. These debt securities are generally not collateralized. The Company has not experienced any material losses due to credit impairment on its investments in marketable debt securities in the years 1995, 1994 and 1993.

FINANCIAL INSTRUMENTS

Foreign Currency Instruments: As discussed above, to hedge anticipated non-dollar denominated net revenues, the Company currently purchases simple foreign currency put options (options) and enters into foreign currency forward exchange contracts (forward contracts). All forward contracts are less than 90 days in duration, and there are no outstanding balances at the end of any quarter. At December 31, 1995 and 1994, the Company had hedged approximately 80% and 85%, respectively, of net foreign revenues anticipated within 12 months and 50% and 35%, respectively, of net foreign revenues anticipated in the following 12 months. At December 31, 1995 and 1994, the notional amount of the options totaled $72.8 million and $78.3 million, respectively, and consisted of the following currencies: Australian dollars, Canadian dollars, German marks, Spanish pesetas, French francs, British pounds, Italian lira, Japanese yen, and Swedish krona. All option contracts mature within the next two years. The fair value of the options, which is based on exchange rates and market conditions at December 31, 1995 and 1994, totaled $6.3 million and $1.6 million, respectively. Forward contracts open at December 31, 1994 were closed out by entering into offsetting contracts with the counterparty, so that the net notional amount denominated in foreign currencies was zero. At December 31, 1994, the U.S. dollar equivalent of the notional amount of the forward sell contracts totaled $28.3 million; the forward buy contracts totaled $29.8 million. The difference, an unrealized loss of $1.5 million, was recorded as a reduction of net income in 1994 as a charge to marketing, general and administrative expenses. At December 31, 1995, the U.S. dollar equivalent of the notional amount of the remaining forward sell contracts was $6.0 million, and the remaining forward buy contracts totaled $6.2 million.

Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. The Company has not experienced any material losses due to credit impairment of its foreign currency instruments.

Interest Rate Swaps: The Company enters into interest rate swaps (swaps) as part of its overall strategy of managing the duration of its cash portfolio. For each swap, the Company receives interest based on fixed rates and pays interest to counterparties based on floating rates (three or six month LIBOR) on a notional principal amount. By designating a swap with a pool of short-term securities equal in size to the notional amount of the swap, an instrument with an effective interest rate and maturity equal to the term of the swap is created. LIBOR payments received on swaps are highly correlated to interest collections on short-term investments. The use of swaps in this manner generates net interest income on the swap and associated pool of short-term securities equivalent to interest income that would be earned from a high grade corporate security of the same maturity as the swap, while reducing credit risk (there is no principal invested in a swap). The Company's credit exposure on swaps is limited to the value of the interest rate swaps that have become favorable to the Company and any net interest earned but not yet received. The Company's swap counterparties have strong credit ratings which minimize the risk of non-performance on the swaps. The Company has not experienced any material losses due to credit impairment. The Company's credit exposure on swaps as of December 31, 1995 and 1994 was $24.1 million and $19.9 million, respectively. The carrying amount of the swaps, which reflects the net interest accrued for such swaps, totaled $7.2 million and $6.2 million at December 31, 1995 and 1994, respectively, and is included in accounts receivable.

The Company targets the average maturity of its investment portfolio (including swaps) based on its anticipated use of cash and fluctuations in the market rates of interest. The maturity of the investment portfolio (including swaps) ranges from overnight funds used for near-term working capital purposes to investments maturing within the next one to ten years for future working capital, capital expenditures, strategic investments and debt repayment. The Company gradually increased the average effective maturity of its investment portfolio (including swaps) from 1.9 years at December 31, 1994, to 2.7 years at December 31, 1995, to better match the duration of the portfolio to expected cash needs.

The notional amount of each swap is equal to the amount of designated high quality short-term investments which either mature or reprice within the next six months. The investments include U.S. Treasury securities, U.S. government agency securities, commercial paper and corporate debt obligations. Swaps are used to extend the maturity of the investment portfolio; no speculative activity occurs.

For the years ended December 31, 1995 and 1994, the weighted average rate received on swaps was 7.29% and 6.30%, respectively, and the weighted average rate paid on swaps was 6.56% and 4.81%, respectively. Net interest income
(loss) from swaps, including amortization of net losses on terminated swaps, totaled ($0.7) million in 1995 and $4.3 million in 1994.

During 1995 and 1994, to reduce the average effective maturity of its portfolio, the Company terminated certain swap agreements prior to maturity and is amortizing the realized gains and losses over the original contractual term of the swaps as a reduction of interest income. At December 31, 1995, net losses of $2.4 million remained unamortized; $1.7 million will be recognized in 1996 and $0.7 million will be recognized during the following two years.




The tables below outline specific information for the swaps outstanding at December 31, 1995 and 1994. The fair value is based on market prices of similar agreements. Dollars are in millions.

                         Interest Rate Swaps            Short-term Investments
                      ___________________________     _______________________________
                               Fixed                                        Average
                               Rates    Variable                           Effective
                      Notional To Be    Rates To       Carrying  Average   Interest
December 31, 1995:    Amounts  Received Be Paid*        Value   Maturity**   Rate
_____________________________________________________________________________________
Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3 or 6
  [Maturing on:                 7.68%-    month
   1/2/02]              $150    7.71%     LIBOR         $150     118 days    5.52%

Swaps matched to
  other investments
  to meet specific
  maturity targets                       3 or 6
  [Ending dates:                6.09%-    month
   8/12/97 - 9/20/99]     80    7.20%     LIBOR           80      93 days    5.85%

Other short-term
  investments              -                             373
                      ________                        ________
    Total               $230                            $603
                      ========                        ========

December 31, 1994:
____________________

Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3 or 6
  [Maturing on:                 7.68%-    month
   1/2/02]              $150    7.92%     LIBOR         $150     84 days    5.45%

Swaps matched to
  other investments
  to meet specific
  maturity targets                       3 or 6
  [Ending dates:                 4.08%-   month
   12/29/95 - 9/20/99]   180     7.20%    LIBOR          180     35 days    5.34%

Other short-term
  investments              -                             322
                      ________                        ________
    Total               $330                            $652
                      ========                        ========

* 3 and 6-month LIBOR rates are reset every 3 or 6 months. At December 31, 1995, the 3-month LIBOR rate was 5.6% and the 6-month LIBOR rate was 5.5%. At December 31, 1994, the 3-month LIBOR rate was 6.5% and the 6-month LIBOR rate was 7.0%.

** Average maturity reflects either the maturity date or, for a floating investment, the next reset date.




Financial Instruments Held for Trading Purposes: As part of its overall investment strategy, in 1994 the Company contracted with two external money managers to manage part of its investment portfolio. One portfolio, which had a carrying value of $34.9 million at December 31, 1995 and $31.0 million at December 31, 1994, consisted of both U.S. dollar and non-dollar denominated investments. To hedge the non-dollar denominated investments, the money manager enters into forward contracts. The fair value at December 31, 1995 and 1994, of the forward contracts totaled $0.1 million and ($0.5) million, respectively. The average fair value during 1995 and 1994 totaled $0.1 million and ($0.5) million, respectively. Net realized and unrealized trading gains on the portfolio totaled approximately $3.8 million in 1995 and $0.4 million in 1994, and are included in interest income. Counterparties have strong credit ratings which minimizes the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 1995 and 1994, of the Company's financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end.

                                            1995                  1994
                                     ___________________   __________________
                                      Carrying     Fair     Carrying    Fair
Financial Instrument                    Value     Value       Value    Value
_____________________________________________________________________________
                                                 (thousands)
Assets:
Investment securities
  (including accrued interest
   and traded forward contracts)     $959,771   $959,834   $854,187  $855,060
Options                                 2,345      6,300      1,646     1,600
Outstanding swaps                       7,194     23,940      6,165    (2,044)

Liabilities:
Short-term and long-term
  debt                                150,358    147,750    151,229   125,250
Forward contracts                         237        237      1,500     1,500



LONG-TERM DEBT

Long-term debt consists of the following (thousands):
                                                            1995         1994
_______________________________________________________________________________
Convertible subordinated debentures, interest at 5%,
   due in 2002                                           $ 150,000    $ 150,000

Mortgage note payable on buildings and land,
   interest at 9.5%, due 1996                                  358        1,229
                                                         ______________________

                                                           150,358      151,229
Less current maturities                                        358          871
                                                         ______________________

Total long-term debt                                     $ 150,000    $ 150,358
                                                         ======================

Convertible subordinated debentures are convertible at the option of the holder into shares of the Company's special common stock at a conversion price of $74 in principal amount of the debenture. Upon conversion, the holder receives, for each $74 in principal amount of the debenture converted, one-half share of special common stock and $18 in cash. The $18 in cash is reimbursed by Roche to the Company. Generally, the Company may redeem the debentures until maturity.

LEASES, COMMITMENTS AND CONTINGENCIES

Future minimum lease payments under operating leases at December 31, 1995 are as follows (thousands):
______________________________________________________________________

1996                                                          $ 6,028
1997                                                            2,374
1998                                                            1,829
1999                                                            2,000
2000                                                            2,000
Thereafter                                                      5,833
                                                             _________

Total minimum lease payments                                  $20,064
                                                             =========

The Company leases various real property under operating leases that generally require the Company to pay taxes, insurance and maintenance. Rent expense was approximately $9.5 million, $6.5 million and $5.1 million for the years 1995, 1994 and 1993 respectively. Sublease income was not material in each year presented.

Under three of the lease agreements, the Company has an option to purchase the properties at an amount that does not constitute a bargain. Alternatively, the Company can cause the property to be sold to a third party. The Company is contingently liable, under residual value guarantees, for approximately $119 million. The Company also is required to maintain certain financial ratios and is limited to the amount of additional debt it can assume. Securities with a carrying amount of $74 million have been pledged as collateral with regards to one of the three leases.

Pursuant to its research and development collaboration agreement with Scios Nova, Inc. (Scios Nova), the Company established a line of credit for $30 million that Scios Nova may draw down at Scios Nova's discretion through 2002. This commitment is supported through December 31, 1997, by a bank letter of credit under which Scios Nova may draw up to $30 million directly from the bank, with immediate repayment of the funds due to the bank by the Company. Amounts drawn by Scios Nova under the bank letter of credit or directly from the Company are repayable in the form of cash or Scios Nova common stock (at the average market price over the thirty day period before the date of repayment) at Scios Nova's option any time through December 30, 2002. Interest on amounts borrowed by Scios Nova accrue to the Company at the prime rate of interest. At December 31, 1995, no amounts were drawn.

MERGER AND NEW AGREEMENT WITH ROCHE HOLDINGS, INC.

The Company's merger (Merger) with a wholly owned subsidiary of Roche Holdings, Inc. (Roche) was consummated on September 7, 1990. The Company's stockholders of record on that date received, for each share of common stock that they owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company. In the Merger, Roche acquired one half of the Company's outstanding common stock for $1,537.2 million. The redeemable common stock was substantially identical to the common stock previously held by stockholders, except that it was redeemable by the Company at the election of Roche. Roche had the right to require the Company to exercise its redemption right, providing it did so for all shares of outstanding redeemable common stock. The redemption right was not exercised and expired on June 30, 1995. After the close of business on that date, each share of redeemable common stock automatically converted to one share of Genentech common stock.

On October 25, 1995, the Company's non-Roche stockholders approved a new agreement (the Agreement) with Roche. Each share of the Company's common stock not held by Roche or its affiliates on that date automatically converted to one share of callable putable common stock (special common stock). The Agreement extends for four years Roche's option to cause Genentech to redeem
(call) the outstanding special common stock of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of common shares, for a price equal to Genentech's cost to redeem the special common stock. During the quarter beginning January 1, 1996, the option price is $63.75 per share, and it increases by $1.25 per share each quarter through June 30, 1997, thereafter escalating at $1.50 per share each quarter, to $82.00 per share at the end of the option period on June 30, 1999. As part of an agreement in principle to settle stockholder lawsuits, as more fully discussed in the "Legal Proceedings" footnote, the call price at which Roche may cause Genentech to redeem the special common stock will be increased, upon approval of the settlement agreement by the Delaware Chancery Court, by $0.50 per share each quarter with a final redemption price of $82.50. The put price will remain unchanged at $60.00 per share. If Roche does not cause the redemption as of June 30, 1999, Genentech's stockholders will have the option (the put) to cause the Company to redeem none, some, or all of their shares of special common stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of common stock at $60.00 per share) within thirty business days commencing July 1, 1999 (such dates subject to acceleration in certain insolvency events). The Company's obligation to redeem these shares is contingent upon the contribution by Roche of the necessary redemption funds for the put. Roche Holding Ltd., a Swiss corporation, has guaranteed Roche's obligation under the put.

In conjunction with the Agreement, HLR was granted an option at terms discussed below for ten years for licenses to use and sell certain of Genentech's products in non-U.S. markets. As a general matter, such option for a Genentech product must be exercised at, or prior to if Genentech mutually agrees, the conclusion of phase II clinical trials for each product. In general, for each product for which HLR exercises its option, the Company and HLR will share equally all development expenses, including preclinical, clinical, process development and related expenses, incurred by the Company through that date and prospectively, with respect to the development of the product in the United States. HLR will pay all non-U.S. development expenses. In general, HLR will pay a royalty of 12.5% until a product reaches $100 million in aggregate sales outside of the United States, at which time the royalty rate increases to 15%. In addition, HLR has exclusive rights to, and pays the Company 20% royalties on, Canadian sales of the Company's existing products and European sales of Pulmozyme. Consequently, in the fourth quarter of 1995, the Company transferred to HLR the rights to its Canadian product sales and European sales of Pulmozyme, and commenced recording royalty revenue from HLR on such sales. The Company supplies its products to HLR, and has agreed to supply products for which HLR has exercised its option, for sales outside of the United States at cost plus 20%.

Under the Agreement, independent of its right to cause the Company to redeem the special common stock, Roche may increase its ownership of the Company up to 79.9% by making purchases on the open market. Roche holds approximately 64% of the outstanding common equity of the Company as of December 31, 1995.

RELATED PARTY TRANSACTIONS

The Company has transactions with Roche and its affiliates in the ordinary course of business. Pursuant to contracts, principally regarding R&D projects and product licensing agreements as described below, the Company recorded revenue of approximately $27.7 million in 1995, $25.6 million in 1994 and $14.4 million in 1993 from HLR (a wholly owned subsidiary of Roche; two officers of HLR serve on the Company's Board of Directors). The Company has also developed a mammalian cell line for HLR. During 1995, 1994 and 1993, the Company has collaborated with HLR on four projects, including oral antagonists to platelet gpIIb/IIIa, IL-8, LFA/ICAM and ras farnesyltransferase.



CAPITAL STOCK

Common Stock, Special Common Stock and Redeemable Common Stock

After the close of business on June 30, 1995, each share of the Company's redeemable common stock automatically converted to one share of Genentech common stock. The conversion was in accordance with the terms of the redeemable common stock put in place at the time of its issuance in 1990 and as described in Genentech's Certificate of Incorporation. On October 25, 1995, the Company's non-Roche stockholders approved a new Agreement with Roche. Pursuant to the Agreement, each share of the Company's common stock not held by Roche or its affiliates automatically converted to one share of callable putable common stock (special common stock). See the footnote "Merger and New Agreement with Roche Holding, Inc." for a complete discussion of these transactions.

Stock Option Plans

1984 PLANS: The 1984 Plans are the 1984 Incentive Stock Option Plan and the 1984 Non-Qualified Stock Option Plan (1984 Plans). Options granted under the 1984 Incentive Stock Option Plan and the 1984 Non-Qualified Stock Option Plan have a maximum term of ten and 20 years, respectively, from the date of grant. The options generally become exercisable in increments over a period of four years from the date of grant, with the first increment vesting after one year. As of December 31, 1995, there are no shares remaining for further grants under the 1984 Plans.

1990 PLAN: The 1990 Stock Option/Stock Incentive Plan (1990 Plan) permits the granting of options intended to qualify as incentive stock options and the granting of options that do not so qualify. The Company may only grant incentive options to employees (including officers and employee-directors). The Company may only grant the non-qualified options and other non-option stock incentives under the 1990 Plan to employees (including officers and employee-directors) and consultants of the Company. All non-qualified options have a maximum term of 20 years and all incentive options have a maximum term of ten years. The options generally become exercisable in increments over a period of four years from the date of grant, with the first increment vesting after one year. The Company may grant options with different vesting terms from time to time. The 1990 Plan includes an Automatic Grant Program whereby each individual who was a non-employee member of the Board on July 18, 1990, and/or on April 30, 1992, was automatically granted, on each of those dates, a non-statutory option to purchase 15,000 shares of redeemable common stock. These options have a term of ten years from the date of grant and vest in equal increments over a three-year period from the date of grant. Each non-employee member of the Board who was elected to that position after April 30, 1992 but before April 30, 1995, was automatically granted such an option as was any employee member of the Board who became a non-employee member of the Board, immediately upon the change in status from employee to non-employee.

In addition, the 1990 Plan permits the Company to grant stock appreciation rights in connection with non-qualified options or incentive options and issue shares of special common stock, either fully vested at the time of issuance or vesting according to a pre-determined schedule. The Company may grant three types of stock appreciation rights under the 1990 Plan: tandem stock appreciation rights, concurrent stock appreciation rights and limited stock appreciation rights. At December 31, 1995, no stock appreciation rights for special common stock have been granted under the 1990 Plan.

1994 PLAN: The 1994 Stock Option Plan (1994 Plan) permits the granting of options intended to qualify as incentive stock options and the granting of options that do not so qualify. Incentive options may only be granted to employees (including officers and employee-directors). The non-qualified options may only be granted under the 1994 Plan to employees (including officers and employee-directors) and consultants of the Company. All non-qualified options have a maximum term of 20 years and all incentive options have a maximum term of ten years. Options have been granted with varying vesting schedules, becoming exercisable in increments over periods of up to six years from the date of grant, with the first increment vesting after periods of up to two years. Options may be granted with different vesting terms from time to time. The 1994 Plan includes an Automatic Grant Program whereby each individual who was a non-employee member of the Board on April 30, 1995, was granted a non-statutory option to purchase 15,000 shares of redeemable common stock. These options have a term of ten years from the date of grant and vest in equal increments over a three-year period from the date of grant. Each non-employee member of the Board who is elected to that position after April 30, 1995 will be automatically granted such an option as will any employee member of the Board who becomes a non-employee member of the Board, immediately upon the change in status from employee to non-employee. Beginning on April 30, 1995, non-employee members of the Board no longer receive automatic option grants under the 1990 Plan.


Transactions for the stock option plans for the year ended December 31, 1995, were as follows:

                                                                  Price
                                                   Shares         Per Share
________________________________________________________________________________

Options outstanding - beginning of year          15,980,807      $14.08-50.75
Grants                                            1,303,800       48.13-51.63
Exercises                                        (1,472,759)      14.08-50.75
Cancellations                                      (602,774)      15.63-50.75
                                               _______________________________

Options outstanding - end of year                15,209,074       14.08-51.63

Options available for future grant                1,508,820
   at December 31                              _____________

Total shares reserved under the Plans
   at December 31                                16,717,894
                                               =============
Shares reserved under options exercisable
   at December 31                                 7,265,254      $14.08-51.63
                                               ===============================


Employee Stock Plans

The Company adopted the 1991 Employee Stock Plan (1991 Plan) on December 4, 1990, and amended it during 1993 and 1995. All full-time employees of the Company are eligible to participate in the 1991 Plan. Of the 3,800,000 shares of special common stock reserved for issuance under the 1991 Plan, 2,444,491 shares have been issued as of December 31, 1995. During 1995, 2,534 of the eligible employees participated in the 1991 Plan.

Warrants

In consideration of the grant to the Company by certain limited partners of Genentech Clinical Partners IV (GCP IV) of an option to purchase all of such limited partners' interests in GCP IV, the Company issued warrants with each partnership interest to purchase an aggregate of 2,639,250 shares of common stock (subsequently converted to 1,319,625 shares of redeemable common stock under the terms of the 1990 Merger, and to special common stock pursuant to the 1995 Agreement). All previously unexercisable warrants held by non-defaulted limited partners became exercisable upon termination of GCP IV's research program in September 1992. The warrants are exercisable through July 31, 1996. Special common stock activity during 1995 related to the warrants is reflected in the following table:
                                       Shares                     Price
                                                                  Per Share
_______________________________________________________________________________

Shares subject to exercisable
   warrants - beginning of year        138,915                  $ 27.57-28.26
Shares issued upon exercise
   of warrants                         (17,470)                   27.57-28.26
                                     __________________________________________
Shares subject to exercisable
   warrants - end of year              121,445                  $ 27.57-28.26
Shares reserved for issuance         ===========                ===============
   under warrant agreements            121,445
                                     ===========


LEGAL PROCEEDINGS

The Company is a party to various legal proceedings including patent infringement cases involving human growth hormone products and Activase; a patent infringement and trade secret misappropriation case involving antibodies to IgE; product liability cases involving Activase and Protropin; and employment related cases.

The Company and its directors are defendants in two suits filed in California challenging their actions in connection with the Company's 1990 merger with a wholly owned subsidiary of Roche. There has been no activity in these actions since 1990 and no further reference will be made to them in the future unless they again become active. In addition, the Company, its directors, two former directors and Roche are defendants in a number of suits filed in Delaware, which have been consolidated in a single action, by certain individual stockholders purporting to represent stockholders as a class alleging, in general, breach of their fiduciary duties to the Company in connection with the then proposed extension of Roche's option to cause the Company to redeem the outstanding non-Roche owned redeemable common stock and transactions related thereto. The Company, Roche and the attorneys representing the plaintiff stockholders have entered into a memorandum of understanding settling all claims against the defendants in these actions except the 1990 suits. In connection with the settlement, if approved by the court, Roche would increase the prices at which it could cause Genentech to redeem the non-Roche owned special common stock by $0.50 per share per quarter, to a final price of $82.50 in the quarter ending June 30, 1999, and Genentech would pay the plaintiffs' attorneys up to $3.5 million in attorneys' fees, and in connection with the then proposed merger, Genentech would absorb the termination costs of up to six Europe-based Genentech employees.

On June 28, 1995 and August 10, 1995, the U.S. District Court for the Southern District of New York issued preliminary injunctions against Novo Nordisk A/S and certain of its affiliates (Novo) and Bio-technology General Corporation and its affiliate (BTG), respectively, which prohibited each of them, pending the Court's final determination of the action, from importing, making, using and selling their human growth hormone products in the United States. Each of Novo and BTG appealed the Court's decision. On February 26, 1996, the U.S. Court of Appeals for the Federal Circuit overruled the preliminary injunction against Novo, but has not yet ruled on BTG's appeal. Future court decisions will determine whether Novo's and BTG's products will be permanently enjoined from the U.S. market.

The Company has received and responded to grand jury document subpoenas from the United States District Court for the Northern District of California for documents relating to Genentech's clinical, sales and marketing activities associated with human growth hormone.



On August 19, 1994 and August 30, 1994, two class action suits were filed in the U.S. District Court for the District of Minnesota against Genentech, one of Genentech's executives, Caremark International, Inc. (Caremark), certain of Caremark's executives and Dr. David R. Brown alleging, in general, causes of action under the Racketeer Influenced and Corrupt Organizations Act and various state statutory and common law theories. In addition, the suits allege that the defendants made improper payments to Dr. Brown in connection with Dr. Brown's prescription of Protropin for the plaintiffs rather than a competing product, and that the plaintiffs were injured by purchasing Protropin at costs approximately 30% higher than a competing product. A similar suit was filed in the U.S. District Court for the District of South Dakota, Southern Division, on July 13, 1995, against Genentech, Caremark and Dr. Brown, alleging the same causes of action as above as well as intentional infliction of emotional distress but not state and common law claims. The two Minnesota actions and the South Dakota action are in the discovery phase.

Based upon the nature of the claims made and the investigations completed to date by the Company and its counsel, the Company believes the outcome of the above actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.


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

The Company has been reporting in income the recognition of operating loss and tax credit carryforward items arising prior to the quasi-reorganization due to the Company's adoption of its quasi-reorganization in the context of the accounting and quasi-reorganization literature existing at the date the quasi-reorganization was effected. If the provisions of the subsequently issued Staff Accounting Bulletin 86 (SAB 86) had been applied, net income for the year ended December 31, 1995, would have been reduced by $11.8 million or $.10 per share (1994 net income would have been reduced by $39.7 million or $.33 per share; 1993 net income would have been reduced by $20.6 million or $.18 per share), because SAB 86 would require that the tax benefits of prior operating loss and tax credit carryforwards be reported as a direct addition to additional paid-in capital rather than being recorded in the income statement. The Securities and Exchange Commission staff has indicated that it would not object to the Company's accounting for such tax benefits.




REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP


San Jose, California
January 17, 199


QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)

                                                1995 Quarter Ended
                                 _______________________________________________

                                 December 31   September 30  June 30    March 31
________________________________________________________________________________
Total revenues                    $ 221,914    $223,911      $233,053   $238,967
Product sales                       153,482     158,478       161,236    162,067
Gross margin from product sales     130,983     134,109       136,924    135,317
Net income                           25,636      40,229        37,163     43,404
Net income per share                    .21         .33           .31        .36

                                                 1994 Quarter Ended
                                 _______________________________________________

                                 December 31   September 30   June 30   March 31
________________________________________________________________________________
Total revenues                     $ 207,760    $ 193,838   $ 194,922  $ 198,870
Product sales                        158,137      142,555     152,574    147,798
Gross margin from product sales      133,464      118,095     128,009    125,667
Net income                            18,566       33,586      33,387     38,855
Net income per share                     .15          .28         .28        .33






11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(millions, except per share and employee data)

                                              1995        1994        1993       1992
_______________________________________________________________________________________
Total revenues                              $ 917.8    $ 795.4     $ 649.7     $ 544.3
  Product sales                               635.3      601.0       457.4       391.0
  Royalties                                   190.8      126.0       112.9        91.7
  Contract & other                             31.2       25.6        37.9        16.7
  Interest                                     60.5       42.7        41.5        44.9
                                         ______________________________________________

Total costs and expenses                    $ 745.6    $ 665.8     $ 590.8     $ 522.3
  Cost of sales                                97.9       95.8        70.5        66.8
  Research & development                      363.0      314.3       299.4       278.6
  Marketing, general & administrative         251.7      248.6       214.4       172.5
  Special charge                               25.0(1)       -           -           -
  Interest                                      8.0        7.1         6.5         4.4
                                         _____________________________________________
Income data
  Income (loss) before taxes                $ 172.3    $ 129.6      $ 58.9      $ 21.9
  Income tax provision                         25.8        5.2           -         1.1
  Net income (loss)                           146.4      124.4        58.9        20.8
  Net income (loss) per share                  1.21       1.04        0.50        0.18
                                         _____________________________________________

Selected balance sheet data
  Cash & marketable securities             $1,096.8    $ 920.9     $ 719.8     $ 646.9
  Accounts receivable                         172.2      146.3       130.5        93.9
  Inventories                                  93.6      103.2        84.7        65.3
  Property, plant & equipment, net            503.7      485.3       456.7       432.5
  Other long-term assets                      105.5       61.0        64.1        37.1
  Total assets                              2,011.0    1,745.1     1,468.8     1,305.1
  Total current liabilities                   233.4      220.5       190.7       133.5
  Long-term debt                              150.0      150.4       151.2       152.0
  Total liabilities                           408.9      396.3       352.0       297.8
  Total stockholders' equity                1,602.0    1,348.8     1,116.8     1,007.3
                                         _____________________________________________

Other data
  Depreciation and amortization expense     $  58.4     $ 53.5      $ 44.0     $ 52.2
  Capital expenditures                         70.2       82.8        87.5      126.0
                                         _____________________________________________

Share information
  Shares used to compute EPS                  121.2      119.5       117.1     114.0
  Actual year-end                             119.3      117.2       114.8     112.9
                                         _____________________________________________

Per share data
  Market price:       High                  $ 53.00    $ 53.50     $ 50.50   $ 39.50

                      Low                   $ 44.50    $ 41.75     $ 31.25   $ 25.88

  Book value                                $ 13.43    $ 11.50     $  9.73   $  8.92
                                         _____________________________________________

Number of employees                           2,842      2,738       2,510     2,331
                                         _____________________________________________



The Company has paid no dividends.
The Financial Summary above reflects adoption of FAS 115 in 1994, FAS 109 in 1992 and
FAS 96 in 1988.
All share and per share amounts reflect two-for-one split in 1986, two-for-one split in
1987.
*Redeemable common stock began trading September 10, 1990; prior to that date all shares were common stock.  Pursuant to the Merger agreement with Roche, all shareholders as of effective date September 7, 1990, received for each common share owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company.
(1) Charges related to 1995 merger and new Agreement with Roche ($21 million) and resignation of the Company's former CEO ($4 million).
(2) Charges primarily related to 1990 Roche merger.
(3) Primarily inventory-related charge.
(4) Charge for purchase of in-process R&D.







     1991       1990       1989       1988       1987       1986       1985
______________________________________________________________________________

 $  515.9    $ 476.1    $ 400.5    $ 334.8    $ 230.5    $ 134.0     $ 89.6
    383.3      367.2      319.1      262.5      141.4       43.6        5.2
     63.4       47.6       36.7       26.7       20.1       12.9        5.3
     20.4       31.9       27.5       33.5       57.1       70.9       71.1
     48.8       29.4       17.2       12.1       11.9        6.6        8.0
______________________________________________________________________________

 $  469.8    $ 572.7    $ 352.9    $ 311.7    $ 186.6    $ 484.6     $ 83.0
     68.4       68.3       60.6       46.9       23.8       10.8        1.7
    221.3      173.1      156.9      132.7       96.5       79.8       64.9
    175.3      158.1      127.9      101.9       59.5       27.3       16.4
        -      167.7(2)       -       23.3(3)       -      366.7(4)       -
      4.8        5.5        7.5        6.9        6.8          -          -
______________________________________________________________________________

 $   46.2    $ (96.6)    $ 47.5     $ 23.1     $ 43.9   $ (350.6)     $ 6.6
      1.8        1.5        3.6        2.5        1.7        2.4        0.5
     44.3      (98.0)      44.0       20.6       42.2     (353.0)       6.1
     0.39      (1.05)      0.51       0.24       0.50      (5.10)      0.10
______________________________________________________________________________

 $  711.4    $ 691.3    $ 205.0    $ 152.5    $ 158.3     $ 84.3     $ 99.8
     69.0       58.8       66.8       63.9       92.2       24.5       26.2
     56.2       39.6       49.3       63.4       58.0       14.7        4.6
    342.5      300.2      299.1      289.4      195.7      133.1       87.9
     42.7       61.7       85.0       89.7      108.7      114.9       16.6
  1,231.4    1,157.7      711.2      662.9      619.0      376.0      238.6
    118.6      101.4       75.9       95.4       82.8       37.8       27.2
    152.9      153.5      154.4      155.3      168.1       31.6        6.0
    281.7      264.5      242.2      263.6      263.6       83.3       35.7
    949.7      893.2      469.0      399.3      355.4      292.6      202.9
______________________________________________________________________________

 $   46.9     $ 47.6     $ 44.6     $ 38.3     $ 23.5     $  8.1     $ 5.7
     71.3       36.0       37.2      110.9       65.3       46.3      20.2
______________________________________________________________________________

    112.5       93.0       86.0       84.5       84.4       69.3      64.0
    111.3      110.6       84.3       82.9       78.7       67.0      65.6
______________________________________________________________________________

 $  36.25    $ 30.88    $ 23.38    $ 47.50    $ 64.75    $ 49.38   $ 18.81
             $ 27.50*
 $  20.75    $ 20.13    $ 16.00    $ 14.38    $ 28.00    $ 16.44   $  8.56
             $ 21.75*
 $   8.53    $  8.08    $  5.56    $  4.82    $  4.52    $  4.37   $  3.09
______________________________________________________________________________

    2,202      1,923      1,790      1,744      1,465      1,168       893
______________________________________________________________________________








COMMON STOCK, SPECIAL COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol   GNE

Stock Exchange Listings

The Company's callable putable common stock (special common stock) has traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol GNE since October 26, 1995. On October 25, 1995, the Company's non-Roche stockholders approved a new agreement with Roche Holdings, Inc. (Roche). Pursuant to the agreement, each share of the Company's common stock not held by Roche or its affiliates automatically converted to one share of special common stock. From July 3, 1995 through October 25, the Company's common stock was traded under the symbol GNE. After the close of business on June 30, 1995, each share of the Company's redeemable common stock automatically converted to one share of Genentech common stock. The conversion was in accordance with the terms of the redeemable common stock put in place at the time of its issuance on September 7, 1990, when the Company's merger with a wholly owned subsidiary of Roche was consummated. The Company's stockholders of record on September 7, 1990, received, for each share of common stock owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company. The redeemable common stock of the Company traded under the symbol GNE from September 10, 1990 to June 30, 1995. The Company's common stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Stock Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. The Company's common stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the common stock, special common stock or redeemable common stock. See the footnotes to the consolidated financial statements for a further description of the 1995 agreement with Roche and the 1990 merger transaction.

Special Common Stockholders
As of December 31, 1995, there were approximately 19,021 stockholders of record of the Company's special common stock.


Stock Prices                Special Common/Redeemable Common/Common Stock
                                  1995                       1994
__________________________________________________________________________

                             High         Low        High          Low
                         _________________________________________________

4th Quarter               $ 53          $ 47 7/8   $ 53 1/2      $ 42 1/8
3rd Quarter                 49 1/4        46 5/8     52 1/2        48 1/8
2nd Quarter                 52            46 3/8     51 5/8        43 1/4
1st Quarter                 51            44 1/2     51 3/8        41 3/4




35