Form 10-K, Exhibit 13
period 1996-12-31
GENENTECH INC
filed 1997-03-27
CIK 318771

FINANCIAL REVIEW
(dollars in millions, except per share amounts)

RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On October 25, 1995, Genentech, Inc. (the Company) and Roche Holdings, Inc. (Roche) entered into a new agreement (the Agreement) to extend until June 30, 1999, Roche's option to cause the Company to redeem (call) the outstanding callable putable common stock (special common stock) of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of common shares for a price equal to the Company's cost to redeem the special common stock. If Roche does not cause the redemption as of June 30, 1999, the Company's stockholders will have the option to cause the Company to redeem none, some, or all of their shares of special common stock (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of common stock) within thirty business days commencing July 1, 1999. See the "Relationship with Roche Holdings, Inc." note in the "Notes to Consolidated Financial Statements" for further information.

In conjunction with the Agreement, F. Hoffmann-La Roche Ltd (HLR) was granted an option for ten years for licenses to use and sell certain of the Company's products in non-United States (U.S.) markets. As a result of the Agreement, in 1996 the Company's total product sales decreased, while contract and royalty revenue increased. Cost of sales as a percentage of product sales also increased due to the Agreement. See below for further discussion.


RESULTS OF OPERATIONS
(dollars in millions)
                                                              Annual % Change
Revenues              1996         1995         1994       96/95         95/94
-------------------------------------------------------------------------------
Revenues           $ 968.6      $ 917.8      $ 795.4         6 %           15%


The increase in revenues in 1996 resulted primarily from higher contract and royalty revenue partly offset by lower product sales. The 1995 increase resulted primarily from higher royalty income and product sales. Product sales to HLR in conjunction with the Agreement were $13.2 million in 1996 and $1.8 million in 1995.

                                                             Annual % Change
Product Sales          1996        1995         1994        96/95       95/94
------------------------------------------------------------------------------
Activase           $  284.1    $  301.0      $ 280.9          (6)%         7%
Protropin and
 Nutropin             218.2       219.4        225.4          (1)         (3)
Pulmozyme              76.0       111.3         88.3         (32)         26
Actimmune               4.5         3.6          6.4          25         (44)
                    ----------------------------------------------------------
Total product
  sales            $  582.8    $  635.3      $ 601.0          (8)%         6%
% of revenues           60%         69%          76%


Total product sales decreased in 1996 compared to 1995 primarily as a result of the Agreement with Roche. On a pro forma basis that includes sales to HLR in 1996 and the fourth quarter of 1995, and excludes Canadian and European customer sales in 1995, sales increased to $582.8 million in 1996 from $578.7 million in 1995.

Activase: Total net sales of Activase, registered trademark, in 1996 decreased compared to 1995 primarily due to the impact of not having Canadian customer sales in 1996 as a result of the Agreement with Roche and the increased use of angioplasty (see below). Activase sales to Canadian customers were $12.7 million in 1995. Sales to U.S. customers decreased slightly in 1996 due to a decline in the market size. Although Activase's market share grew to approximately 80% in 1996 from approximately 75% in 1995, the overall size of the thrombolytic market at year end 1996 declined from 1995 by approximately 6%. The decline in the market size was the result of the increasing use of angioplasty rather than thrombolytic therapy, as well as from patients receiving therapy through ongoing clinical trials. On a pro forma basis, Activase sales were $284.1 million in 1996 versus $288.3 million in 1995, with the slight decrease due to lower U.S. sales and lower bulk product sales to Japan licensees. In June 1996, the Company received clearance from the U.S. Food and Drug Administration (FDA) to market Activase for the treatment of acute ischemic stroke or brain attack. Activase is the first therapy to be indicated for the management of stroke. The increase in Activase sales in 1995 over 1994 was attributable to growth in market share and an increase in the number of patients receiving thrombolytic therapy in the United States.

Protropin and Nutropin: Net sales of Protropin, registered trademark, and Nutropin, registered trademark, (together, growth hormone) were essentially flat in 1996 compared to 1995. On a pro forma basis, growth hormone sales in 1996 were $218.2 million compared to $216.7 million in 1995. The Company continues to face increased competition in the growth hormone market. Three companies in 1995, and a fourth company in 1996, received FDA approval to market their growth hormone products for treatment of growth hormone inadequacy in children, although one of those companies has been preliminarily enjoined from selling its product. Two competitors have received approval to market their existing human growth hormone products for additional indications.
Growth hormone sales decreased in 1995 compared to 1994 due to a slight volume increase in sales being more than offset by the impact of pricing programs for distribution channels and for the managed care sector. In December 1996, the Company received clearance from the FDA to market Nutropin for the treatment of growth failure associated with Turner syndrome.

Pulmozyme: Net sales of Pulmozyme, registered trademark, in 1996 decreased compared to 1995 primarily in conjunction with the Agreement with Roche. Pulmozyme sales to customers in Europe and Canada totaled $41.3 million in 1995. In 1996, sales in these territories were made by Roche for the full year, and the Company received royalties on Roche's sales. On a pro forma basis, Pulmozyme sales were $76.0 million in 1996 compared to $70.0 million in 1995. Pulmozyme sales in 1995 increased over 1994 due to market launches in additional European countries and continued adoption of the product by physicians to treat cystic fibrosis patients. In December 1996, Pulmozyme was cleared for marketing by the FDA for the management of cystic fibrosis patients with advanced disease, a condition that affects approximately 500 patients in the United States.


Royalties, Contract and Other,                                 Annual % Change
 and Interest Income               1996       1995       1994   96/95   95/94
------------------------------------------------------------------------------

Royalties                      $  214.7   $  190.8   $  126.0      13%     51%

Contract and other                107.0       31.2       25.6     243      22

Interest income                    64.1       60.5       42.8       6      42


The Company receives royalty payments from HLR from its sales of the Company's products outside of the U.S. under the Agreement, and receives royalties from other licensees and HLR from the sales of various other health care products. Total royalties in 1996 increased over 1995 primarily due to new royalties from HLR in conjunction with the Agreement, as well as higher income from existing licensees due to increased licensee sales. Royalty revenue under the Agreement was $17.0 million in 1996 and $1.9 million in 1995. All other royalty revenue from HLR in 1996, 1995 and 1994, totaled $9.2 million, $10.6 million and $7.9 million, respectively. The increase in 1995 compared to 1994 was attributable to increases in product sales by various licensees and new royalty arrangements. In 1995, the largest dollar increase was attributable to the receipt and recognition of $30.0 million of royalty revenue relating to the December 1994 settlement with Eli Lilly and Company (Lilly) regarding certain of the Company's patents. Under the December 1994 settlement agreement with Lilly, royalties of $30.0 million per year are payable, subject to possible offsets and contingent upon Humulin, registered trademark, continuing to be marketed in the U.S., to the Company through 1998, at which time such royalty obligations expire. Under a prior license agreement with Lilly, the Company receives royalties from Lilly's sales of its human insulin product. These royalty obligations expire in August of 1998. Cash flows from royalty income include non-dollar denominated revenues. The Company currently purchases simple foreign currency put option contracts (options) and enters into foreign currency forward exchange contracts (forward contracts) to hedge these cash flows. All options expire within the next four years. The Company has forward contracts of various durations that will expire by the end of 1997.

Contract and other revenues increased in 1996 due to contract revenue from HLR for the exercises of their options under the Agreement with respect to the development of three projects - IDEC-C2B8, insulin-like growth factor (IGF-1) and nerve growth factor (NGF). The Company recorded non-recurring contract revenues of $58.2 million relating to these option exercises in 1996. All other contract revenue from HLR, including reimbursement for ongoing development expenses after the option exercise date, totaled $37.1 million in 1996, $13.4 million in 1995 and $17.1 million in 1994. The increase in 1995 compared to 1994 was attributable to $6.4 million of gains recorded from sales of biotechnology equity securities. Contract and other revenues will continue to fluctuate due to variations in the timing of contract benchmark achievements; the initiation of new contractual arrangements, including the potential exercise of product options by HLR; and the conclusion of existing arrangements.

Interest income increased in 1996 compared to 1995 due to a larger investment portfolio. The increase in 1995 compared to 1994 was attributable to a larger investment portfolio and a higher average portfolio yield. The Company enters into interest rate swaps as part of its overall strategy of managing the duration of its investment portfolio. See the "Financial Instruments" note in the "Notes to Consolidated Financial Statements" for further information.


                                                               Annual % Change
Costs and Expenses         1996       1995       1994        96/95       95/94
-------------------------------------------------------------------------------
Cost of sales            $104.5     $ 97.9     $ 95.8          7%          2%
Research and
  development             471.1      363.0      314.3         30          15
Marketing, general and
  administrative          240.1      251.7      248.6         (5)          1
Special charge                -       25.0          -          -           -
Interest expense            5.0        8.0        7.1        (38)         13
                     ----------------------------------------------------------
Total costs
  and expenses           $820.7    $ 745.6    $ 665.8         10%         12%
% of revenues               85%        81%        84%

Cost of sales as % of
  product sales             18%        15%        16%
R&D as % of revenues        49         40         40
MG&A as % of revenues       25         27         31
Cost of Sales: The cost of sales as a percentage of product sales increased in 1996 compared to 1995 primarily due to the impact of lower margin sales to HLR in 1996. The economic benefits from sales to HLR are also reflected in royalties as discussed above. In 1996, 1995 and 1994, reserves of $3.6 million, $3.7 million and $11.9 million, respectively, were provided for expected expirations of certain inventories.

Research and Development: Research and development (R&D) expense increased 30% in 1996 compared to 1995 due to continued late-stage clinical testing of products and new development projects. The increase in 1995 over 1994 resulted from a higher level of activity and associated costs of products in the later stages of clinical trials and the manufacture of products for clinical trials.

To gain additional access to potential new products and technologies and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with, including acquiring the equity and convertible debt of, companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.

Marketing, General and Administrative: Marketing, general and administrative expenses (MG&A) in 1996 decreased from 1995 primarily due to the closure of the Company's European and Canadian operations in conjunction with the Agreement. MG&A expenses in 1995 were comparable to the 1994 level of expenses.

Special Charge: The Company recorded a special charge of $25.0 million in 1995, which included $21.0 million related to the Agreement with Roche and $4.0 million associated with the resignation of the Company's former President and Chief Executive Officer. The merger expenses included investment banking fees, legal expenses, filing fees and other costs related to the Agreement, as well as charges associated with the settlement of stockholder lawsuits filed after the transaction was announced.

Interest Expense: Interest expense in 1996, 1995 and 1994, net of amounts capitalized, relates primarily to interest on the Company's 5% convertible subordinated debentures. In 1995, it also included interest on a $25.0 million borrowing arrangement which commenced in February 1995 and was paid in December of that year.


Income Before Taxes and Income Taxes           1996         1995        1994
-----------------------------------------------------------------------------

Income before taxes                         $ 147.9      $ 172.2     $ 129.6

Income tax provision                           29.6         25.8         5.2
Effective tax rate                              20%          15%          4%


The increase in the effective tax rate to 20% in 1996 from 15% in 1995 is due to the recognition of a greater amount of tax credit carryforwards in 1995 than in 1996. The net increase in the rate from 1994 to 1995 was primarily related to limitations on the utilization of existing carryforwards related to the U.S. alternative minimum tax.


                                                              Annual % Change
Net Income                  1996       1995       1994       96/95       95/94
-------------------------------------------------------------------------------

Net income               $ 118.3    $ 146.4     $124.4       (19)%        18%
Net income per share     $  0.96    $  1.21     $ 1.04

Net income in 1996 decreased compared to 1995 primarily due to higher R&D expenses and lower product sales, partly offset by increased contract and royalty revenue. Net income in 1995 increased over 1994 due to higher revenue from all sources, partly offset by higher expenses, primarily R&D and special charges.


LIQUIDITY AND CAPITAL RESOURCES                   1996        1995       1994
------------------------------------------------------------------------------

Cash, cash equivalents, short-term investments
   and long-term marketable debt and equity
   securities                                  $1,159.1    $1,096.8   $ 920.9
Working capital                                   705.1       812.0     776.6
Cash provided by (used in):
   Operating activities                           139.7       133.9     200.4
   Investing activities                          (141.7)     (117.7)   (322.3)
   Financing activities                            72.2        54.1      71.2
Capital expenditures
  (included in investing activities above)       (141.8)      (70.2)    (82.8)
Current ratio                                     3.8:1       4.5:1     4.5:1


Cash generated from operations, the maturity of investments and stock issuances were used to purchase marketable securities and make capital additions in 1996.

Capital expenditures in 1996 primarily include building and land purchases and improvements to existing manufacturing and office facilities. In 1995, the Company entered into an arrangement with a lessor for a new manufacturing facility which qualifies as an operating lease and is expected to become operational in 1998.

FORWARD-LOOKING STATEMENTS

The following section contains forward-looking statements that are based on the Company's current expectations. Because the Company's actual results may differ materially from any forward-looking statements made by or on behalf of the Company, this section also includes a discussion of important factors that could affect the Company's actual future results, including its product sales, royalties, contract revenues, expenses and net income.

Total Product Sales: The Company anticipates that total reported quarterly product sales in 1997 will be comparable to 1996; however, product sales will be dependent on the overall competitive environment. Other factors affecting the Company's total product sales include, but are not limited to, the amount and timing of the Company's sales to HLR, the amount of sales to customers in the U.S., increased competition in the growth hormone and thrombolytic markets, the timing and amount of bulk shipments to licensees, and the possibility of the introduction of a new product in late 1997.

Activase Sales: The Company faces new competition in the thrombolytic market. The Company is aware that one company received FDA approval in October 1996 to market its product for the treatment of acute myocardial infarction (AMI) in the U.S. The Company has brought suit against that company for patent infringement. In addition, there is an increasing use of angioplasty in the treatment of AMI patients in lieu of the use of thrombolytic therapy. Depending on the extent and type of new competition, the Company's total Activase sales could be materially affected. Other factors affecting the Company's Activase sales include, but are not limited to, the timing of FDA approval, if any, of additional competitive products, pricing decisions made by the Company, the outcome of litigation against Boehringer Mannheim GmbH and Boehringer Mannheim Corporation involving the Company's patents for tissue plasminogen activator and processes related to its production and formulation, the increasing use of other therapies such as angioplasty techniques for the treatment of AMI, and the impact of the FDA's recent clearance for the Company to market Activase for the treatment of acute ischemic stroke.

Growth Hormone Sales: The Company continues to face the possibility of increased competition in the growth hormone market. Three companies received FDA approval in 1995, and a fourth company received FDA approval in October 1996, to market their growth hormone products for treatment of growth hormone inadequacy in children, although one of those companies has been preliminarily enjoined from selling its product. Two of the Company's competitors have received approval to market their existing human growth hormone products for additional indications. The Company expects such competition to have an adverse effect on its sales of Protropin and Nutropin which, depending on the extent and type of competition, could be material. Other factors affecting the Company's growth hormone sales include, but are not limited to, the timing of FDA approval, if any, of other new competitive products, the outcome of litigation involving the Company's patents for human growth hormone and related processes, pricing decisions made by the Company, the availability of third- party reimbursement for the cost of growth hormone therapy, and the impact of Nutropin as a treatment for growth failure associated with Turner syndrome.

Pulmozyme Sales: Factors that may influence the future sales of Pulmozyme include, but are not limited to, physician perception of the number and kinds of patients who will benefit from such therapy, the availability of third-party reimbursement for the costs of therapy, the timing of the development of alternative therapies for the treatment and care of cystic fibrosis, whether and when additional indications are approved, and the cost of therapy.

Royalty and Contract Revenues: Royalty and contract revenues in future periods could vary significantly from 1996 levels. Major factors affecting these revenues include, but are not limited to: HLR's decisions to exercise or not to exercise its option to develop and sell the Company's future products in non-U.S. markets and the timing and amount of related development cost reimbursement, if any; variations in HLR's sales of Genentech products, and other licensees' sales of licensed products; the expiration of royalties from Lilly in 1998; fluctuations in foreign currency exchange rates; the timing of non-U.S. approvals, if any, for products licensed to HLR; whether and when contract benchmarks are achieved; the initiation of other new contractual arrangements; and the conclusion of existing arrangements with other companies and HLR.

R&D Expenses: The Company intends to continue its commitment to aggressive investment in R&D. As it continues late-stage clinical testing of products, the Company anticipates that its R&D expenses will continue at a high percentage of revenues over the short-term. Over the long-term, however, R&D as a percent of revenues should decrease, although in dollar terms R&D spending is generally expected to rise as revenues rise. Factors affecting the Company's R&D expenses include, but are not limited to: the outcome of clinical trials currently being conducted; the number of products entering into development from late-stage research; future levels of the Company's product sales (including the impact of competition), royalty and contract revenues; the possibility of competition with respect to products or technologies under development; and decisions by HLR to exercise or not to exercise its option to develop and sell potential products of the Company in non-U.S. markets and the timing of such decisions.

Income Tax Provision: The Company expects that its effective tax rate will increase from the current rate of 20% to approximately 35% in 1997, and continue at or near 35% for the next several years dependent upon several factors. These factors include, but are not limited to, changes in tax laws and rates, future levels of R&D spending, the outcome of clinical trials of certain development products, the Company's success in commercializing such products, and potential competition regarding the products.

Successful Development of Products: The Company intends to continue to develop new products. Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond the Company's control. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons. They may be found to be ineffective or to have harmful side effects in preclinical or clinical testing, may fail to receive necessary regulatory approvals, may turn out to be uneconomical because of manufacturing costs or other factors, or may be precluded from commercialization by the proprietary rights of others or by competing products or technologies for the same indication. Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations which may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

Uncertainties Surrounding Proprietary Rights: The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, the breadth of claims allowed in such companies' patents cannot be predicted. Patent disputes are frequent and can preclude commercialization of products. The Company, as in the past, may be involved in future material patent litigation. Such litigation is costly in its own right and could subject the Company to significant liabilities to third-parties and, if decided adversely, the Company may need to obtain third party licenses or cease using the technology or product in dispute. The presence of patents or other proprietary rights belonging to other parties may lead to the termination of research and development of a particular product. The Company believes it has strong patent protection or the potential for strong patent protection for a number of its products that generate sales and royalty revenue or that the Company is developing; however, the courts will determine the ultimate strength of patent protection of the Company's products and those on which the Company earns royalties.

Liquidity: The Company believes that its cash, cash equivalents, and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet its foreseeable operating cash requirements. Factors affecting the Company's cash position include, but are not limited to, future levels of the Company's product sales, royalty and contract revenues, expenses and capital expenditures.

Market Potential/Risk: Over the longer term, the Company's (and its partners') ability to successfully market current products, expand their usage, and bring new products to the marketplace will depend on many factors, including, but not limited to, the effectiveness and safety of the products, FDA and foreign regulatory agencies' approvals for new products and new indications, and the degree of patent protection afforded to particular products.

Roche Holdings, Inc.: At December 31, 1996, Roche held approximately 66.0% of the Company's outstanding common equity. In January and February 1997, Roche purchased additional shares of the Company's common equity increasing Roche's holdings to 68.0%. The Company expects to continue to have material transactions with Roche, including royalty and contract development revenues, product sales and joint product development.

Foreign Exchange: The Company receives royalty revenues from countries throughout the world. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company's products are sold. The Company is exposed to changes in exchange rates in Europe, Asia and Canada. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect the Company's royalty revenues as expressed in U.S. dollars.

To mitigate this risk, the Company hedges certain of these anticipated revenues by purchasing options with expiration dates and amounts of currency that are based on a portion of probable revenues so that the adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partly offset by an associated increase in the value of the option. The Company also enters into forward contracts to lock in the dollar value of a portion of these anticipated revenues.

Interest Rates: The Company's interest income is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents, short-term investments and long-term investments. To mitigate the impact of fluctuations in U.S. interest rates, the Company enters into interest rate swap transactions which generally involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal. These agreements have the effect of locking in rates for longer periods of time than the duration of short-term investments.

Equity Securities: As part of its strategic alliance efforts, the Company invests in equity instruments that are subject to fluctuations from market value changes in stock prices. To mitigate this risk, certain equity securities are hedged with costless collars. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects the Company from a decline in the market value of the security below a certain minimum level (the put "strike" level); while the call effectively limits the Company's potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level).

Credit Risk of Counterparties: The Company could be exposed to losses related to the above financial instruments should one of its counterparties default. This risk is mitigated through credit monitoring procedures.

Legal Proceedings: The Company is a party to various legal proceedings including patent infringement cases and various cases involving product liability and other matters. See the "Leases, Commitments and Contingencies"
note in the "Notes to Consolidated Financial Statements" for further information.
















REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The Company has prepared the financial statements, presented on pages 51 to 74, in accordance with generally accepted accounting principles. As such, the statements include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by the independent auditing firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Ernst & Young LLP's audit report appears on page 75.

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

The selection of Ernst & Young LLP as the Company's independent auditors has been approved by the Company's Board of Directors and ratified by the stockholders. An Audit Committee of the Board of Directors, composed of four non-management directors, meets regularly with, and reviews the activities of, corporate financial management, the general audit function and the independent auditors to ascertain that each is properly discharging its responsibilities. The independent auditors and general auditor meet with the Audit Committee, with and without management present, to discuss the results of their work, the adequacy of internal accounting controls and the quality of financial reporting.


Arthur D. Levinson, Ph.D.  Louis J. Lavigne, Jr.      Bradford S. Goodwin
President and              Senior Vice President and  Vice President - Finance
Chief Executive Officer    Chief Financial Officer    and Controller



CONSOLIDATED STATEMENTS OF INCOME
(thousands, except per share amounts)
YEAR ENDED DECEMBER 31                           1996        1995         1994
---------------------------------------------------------------------------------
Revenues
  Product sales (including amounts from
      related parties: 1996-$13,216;
      1995-$1,776; 1994-$0)                  $ 582,829    $ 635,263    $ 601,064
  Royalties (including amounts
      from related parties: 1996-$26,240;
      1995-$12,492; 1994-$8,454)               214,702      190,811      126,022
  Contract and other (including amounts
      from related parties: 1996-$95,299;
      1995-$13,448; 1994-$17,106)              107,037       31,209       25,556
  Interest                                      64,110       60,562       42,748
                                             -----------------------------------

      Total revenues                           968,678      917,845      795,390

Costs and expenses
  Cost of sales (including amounts from
      related parties:  1996-$10,900;
      1995-$6,963; 1994-$0)                    104,527       97,930       95,829
  Research and development (including
      contract related: 1996-$37,051;
      1995-$17,124; 1994-$7,584)               471,143      363,049      314,322
  Marketing, general and administrative        240,063      251,653      248,604
  Special charge (primarily merger related)         --       25,000          --
  Interest                                       5,010        7,940        7,058
                                            ------------------------------------

      Total costs and expenses                 820,743      745,572      665,813


Income before taxes                            147,935      172,273      129,577
Income tax provision                            29,587       25,841        5,183
                                            ------------------------------------

Net income                                   $ 118,348    $ 146,432    $ 124,394
                                            ====================================

Net income per share                         $    0.96    $    1.21    $    1.04
                                            ====================================

Weighted average number of shares used
  in computing per share amounts               123,695      121,220      119,465
                                            ====================================

               See Notes to Consolidated Financial Statements.











CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)
                                                            Increase (Decrease) in Cash and
                                                                    Cash Equivalents
YEAR ENDED DECEMBER 31                                         1996       1995       1994
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                              $ 118,348   $ 146,432  $ 124,394
Adjustments to reconcile net income to
   net cash provided by operating activities:
         Depreciation and amortization                       62,124      58,421     53,452
         Writedown of securities available-for-sale               -       6,609     12,590
         Gain on sales of securities available-for-sale        (347)     (7,432)         -
         Deferred income taxes                              (34,021)    (22,655)   (34,193)
         Loss on fixed asset dispositions
            (including merger-related in 1995)                5,309       1,032      5,510
         Other                                                    -        (234)       748
  Changes in assets and liabilities:
         Net cash flow from trading securities               (8,184)    (50,014)    (4,634)
         Receivables and other current assets               (30,416)    (28,446)   (11,937)
         Inventories                                          1,705       9,552    (18,475)
         Accounts payable, other current
            liabilities and other long-term
            liabilities                                      25,153      20,682      72,901
                                                          ----------------------------------
  Net cash provided by operating activities                 139,671     133,947     200,356

Cash flows from investing activities:
  Purchases of securities held-to-maturity                 (634,124)   (682,396) (1,088,737)
  Proceeds from maturities of securities
     held-to-maturity                                       772,922     924,345     877,139
  Purchases of securities available-for-sale               (304,806)   (353,118)    (22,644)
  Proceeds from sales of securities available-
     for-sale                                               182,564     101,591           -
  Purchases of non-marketable equity securities              (9,323)          -      (4,000)
  Capital expenditures                                     (141,837)    (70,166)    (82,837)
  Change in other assets                                     (7,046)    (37,948)     (1,198)
                                                         ------------------------------------
  Net cash used in investing activities                    (141,650)   (117,692)   (322,277)

Cash flows from financing activities:
  Stock issuances                                            72,558      54,946      71,955
  Reduction in long-term debt,
     including current portion                                 (358)       (871)       (794)
                                                         ------------------------------------
  Net cash provided by financing activities                  72,200      54,075      71,161
                                                         ------------------------------------
Increase (decrease) in cash and cash equivalents             70,221      70,330     (50,760)
Cash and cash equivalents at beginning of year              137,043      66,713     117,473
                                                         ------------------------------------
Cash and cash equivalents at end of year                  $ 207,264   $ 137,043   $  66,713
                                                         ====================================
Supplemental cash flow data:
  Cash paid during the year for:
      Interest, net of portion capitalized                $   5,010   $   7,917   $   7,058
      Income taxes                                           52,243      44,699       4,099


                 See Notes to Consolidated Financial Statements.








CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

DECEMBER 31                                               1996            1995
--------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                         $   207,264     $   137,043
  Short-term investments                                415,900         603,296
  Accounts receivable - trade (net of
      allowances of: 1996-$4,110; 1995-$4,579)           77,785          87,694
  Accounts receivable - other (net of
      allowances of: 1996-$3,759; 1995-$2,093)           86,450          65,185
  Accounts receivable - related party                    33,377          19,281
  Inventories                                            91,943          93,648
  Prepaid expenses and other current assets              42,365          39,267
                                                  -----------------------------
      Total current assets                              955,084       1,045,414

Long-term marketable securities                         535,916         356,475
Property, plant and equipment, net                      586,167         503,654
Other assets                                            149,205         105,452
                                                  -----------------------------
Total assets                                        $ 2,226,372     $ 2,010,995
                                                  =============================
Liabilities and stockholders' equity:
Current liabilities:
  Accounts payable                                  $    45,501     $    37,101
  Accrued liabilities - related party                     9,908           8,745
  Other accrued liabilities                             194,542         187,598
                                                  -----------------------------
      Total current liabilities                         249,951         233,444
Long-term debt                                          150,000         150,000
Other long-term liabilities                              25,362          25,504
                                                  -----------------------------
Total liabilities                                       425,313         408,948
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.02 par value; authorized:
      100,000,000 shares; none issued                         -               -
  Special common stock, $.02 par value;
      authorized: 100,000,000 shares; outstanding:
      1996-44,805,755; 1995-42,646,958                      896             853
  Common stock, $.02 par value;
      authorized: 200,000,000 shares;
      outstanding: 1996 and 1995-76,621,009               1,532           1,532
  Additional paid-in capital                          1,362,585       1,281,640
  Retained earnings (since October 1, 1987
      quasi-reorganization)                             382,097         263,749
  Net unrealized gain on securities
      available-for-sale                                 53,949          54,273
                                                 -------------------------------
      Total stockholders' equity                      1,801,059       1,602,047
                                                 -------------------------------
Total liabilities and stockholders' equity          $ 2,226,372     $ 2,010,995
                                                 ===============================

               See Notes to Consolidated Financial Statements.







                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                 (thousands)

                                             1996                  1995                 1994
Year ended December 31               -------------------   -------------------   -------------------
                                      Shares     Amount     Shares     Amount     Shares     Amount
                                     --------  ---------   --------  ---------   --------  ---------
Special common stock
  Beginning balance                   42,647     $  853          -          -          -          -
  Issuance of stock upon exercise
    of options and warrants            2,159         43        298      $   6          -          -
  Conversion of common stock
    to special common stock                -          -     42,349        847          -          -
                                     ---------------------------------------------------------------
  Ending balance                      44,806        896     42,647        853          -          -
                                     ---------------------------------------------------------------

Redeemable common stock
  Beginning balance                        -          -     50,106      1,002     47,690      $ 954
  Issuance of stock upon exercise
    of options and warrants                -          -        679         14      1,905         38
  Issuance of stock under
    employee stock plan                    -          -        322          6        511         10
  Conversion of redeemable
    common stock to common stock           -          -    (51,107)    (1,022)         -          -
                                     ---------------------------------------------------------------
  Ending balance                           -          -          -          -     50,106      1,002
                                     ---------------------------------------------------------------
Common stock
  Beginning balance                   76,621      1,532     67,133      1,343     67,133      1,343
  Issuance of stock upon exercise
    of options and warrants                -          -        512         10          -          -
  Issuance of stock under
    employee stock plan                    -          -        218          4          -          -
  Conversion of redeemable
    common stock to common stock           -          -     51,107      1,022          -          -
  Conversion of common stock
    to special common stock                -          -    (42,349)      (847)         -          -
                                     ---------------------------------------------------------------
  Ending balance                      76,621      1,532     76,621      1,532     67,133      1,343
                                     ---------------------------------------------------------------
Additional paid-in capital
  Beginning balance                           1,281,640             1,207,720             1,070,121
  Issuance of stock upon exercise
    of options and warrants                      55,103                37,087                56,133
  Issuance of stock under
    employee stock plan                          17,412                17,819                15,774
  Income tax benefits
    realized from employee
    stock option exercises                        8,430                 7,204                26,038
  Tax benefits arising prior
    to quasi-reorganization                           -                11,810                39,654
                                             ----------            ----------           -----------
  Ending balance                              1,362,585             1,281,640             1,207,720
                                             ----------            -----------          -----------
Retained earnings
  Beginning balance                             263,749               129,127                44,387
  Net income                                    118,348               146,432               124,394
  Tax benefits arising prior
    to quasi-reorganization                           -               (11,810)              (39,654)
                                             ----------            ----------           -----------
  Ending balance                                382,097               263,749               129,127
                                             ----------            ----------           -----------
Net unrealized gain on securities
  Beginning balance                              54,273                 9,592                     -
  Net unrealized (loss) gain on
    securities available-for-sale                  (324)               44,681                 9,592
                                             ----------            ----------            ----------

  Ending balance                                 53,949                54,273                 9,592
                                             ----------            ----------            ----------

Total stockholders' equity                   $1,801,059            $1,602,047            $1,348,784
                                             ==========            ==========            ==========

                               See Notes to Consolidated Financial Statements.
</TABLE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Genentech, Inc. (the Company) is a biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals produced by recombinant DNA technology for significant unmet medical needs. The Company manufactures and markets six products directly in the United States (U.S.) and sells these products to F. Hoffmann-La Roche Ltd
(HLR) for HLR to sell outside of the United States. Of these six products, HLR has the right to sell five in Canada and one in a number of countries. In addition, the Company receives royalties from HLR's sales of these products, and receives royalties from HLR and other licensees from sales of five other products which originated from the Company's technology.

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

Short-term Investments and Long-term Marketable Securities: The Company invests its excess cash balances in short-term and long-term marketable securities, primarily corporate notes, certificates of deposit and treasury notes. As part of its strategic alliance efforts, the Company also invests in equity securities and convertible debt of other biotechnology companies.

Investment securities are classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their contractual maturity dates. Held-to-maturity securities are stated at amortized cost, including adjustment for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value.
Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in stockholders' equity. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. The cost of all securities sold is based on the specific identification method.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the following estimated useful lives of the assets: buildings - 25 years; certain manufacturing equipment - 15 years; other equipment - 4 or 8 years; leasehold improvements - length of applicable lease. The costs of repairs and maintenance are expensed as incurred. Repairs and maintenance expenses for the years ended December 31, 1996, 1995 and 1994, were $28.8 million, $22.1 million and $19.2 million, respectively. Interest on construction-in-progress of $2.5 million in 1996, $1.5 million in 1995 and $0.6 million in 1994 has been capitalized and is included in property, plant and equipment.

Property, plant and equipment balances at December 31 are summarized below (thousands):
                                                    1996             1995
     ---------------------------------------------------------------------
     At cost:
       Land                                    $  67,619         $  57,313
       Buildings                                 297,888           258,717
       Equipment                                 428,738           383,387
       Leasehold improvements                     12,314            12,508
       Construction in progress                   99,708            60,480
                                              -----------------------------
                                                 906,267           772,405
     Less: accumulated depreciation              320,100           268,751
                                              -----------------------------
     Net property, plant and equipment         $ 586,167         $ 503,654
                                              =============================

Patents and Other Intangible Assets: As a result of its research and development (R&D) programs, the Company owns or is in the process of applying for patents in the U.S. and other countries which relate to products and processes of significant importance to the Company. Costs of patents and patent applications are capitalized and amortized on a straight-line basis over their estimated useful lives of approximately 12 years. Intangible assets are generally amortized on a straight-line basis over their estimated useful lives.

Contract Revenue: Contract revenue for R&D is recorded as earned based on the performance requirements of the contract. In return for contract payments, contract partners may receive certain marketing and manufacturing rights, products for clinical use and testing, or R&D services.

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $36.0 million, $30.2 million and $26.5 million in 1996, 1995 and 1994, respectively, and are classified in marketing, general and administrative expenses.

Advertising Expenses: The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended December 31, 1996, 1995 and 1994, were $28.0 million, $29.2 million and $44.2 million, respectively.

Income Taxes: The Company accounts for income taxes by the asset and liability approach for financial accounting and reporting of income taxes. The Company's method of accounting for operating loss and tax credit carryforwards arising prior to the date of the Company's quasi-reorganization in 1987 is described in the "Quasi-Reorganization" note.

Net Income Per Share: Net income per share is computed based on the weighted average number of shares of the Company's special common stock, common stock and common stock equivalents, if dilutive.

Financial Instruments: The Company purchases simple foreign currency put options (options) with expiration dates and amounts of currency that are based on a portion of probable non-dollar revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partially offset by an associated increase in the value of the options. See the "Financial Instruments" note for further discussion. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. Realized gains and losses are recorded in the income statement with the related hedged revenues. The Company also enters into foreign currency forward contracts (forward contracts) as hedging instruments. Forward contracts are recorded at fair value, and any gains and losses from these forward contracts are recorded in the income statement with the related hedged revenues. Financial instruments, such as forward contracts, not qualifying as hedges under generally accepted accounting principles are marked to market with gains or losses recorded in income as they occur.

Interest rate swaps have been used and may be used in the future to adjust the duration of the investment portfolio in order to meet duration targets. Interest rate swaps are contracts in which two parties agree to swap future streams of payments over a specified period. See the "Financial Instruments" note for further discussion. Net payments made or received on swaps are included in interest income as adjustments to the interest received on invested cash. Amounts deferred on terminated swaps are classified as other assets and are amortized to interest income over the original contractual term of the swaps by a method that approximates the level-yield method.

The Company's marketable equity portfolio consists primarily of biotechnology companies whose risk of market fluctuations is greater than the stock market in general. To manage this risk, the Company enters into certain costless collar instruments to hedge certain equity securities against changes in market value. See the "Financial Instruments" note for further discussion. Gains and losses on these instruments are recorded as an adjustment to unrealized gains and losses on marketable securities with a corresponding receivable or payable recorded in long-term other assets or long-term liabilities.

401(k) Plan: The Company's 401(k) plan (Plan) covers substantially all of its U.S. employees. Under the Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company matches a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. During 1996, 1995 and 1994, the Company provided $6.1 million, $5.6 million and $5.2 million, respectively, for the Company match under the Plan.

New Accounting Standards: On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (FAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires the Company to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In certain situations, an impairment loss would be recognized. The adoption of FAS 121 did not have a material impact on the financial position, results of operations or cash flows of the Company.

In 1996, the Company also implemented the disclosure requirements of FAS 123 "Accounting for Stock-Based Compensation" (FAS 123). Under FAS 123, the Company will continue to account for stock-based employee compensation arrangements under the intrinsic value method prescribed by Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB
25), and will provide pro forma disclosures of net income and earnings per share as if the fair value basis method prescribed by FAS 123 had been applied in measuring employee compensation expense. See the "Capital Stock" note for such disclosure.










Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in, first-out method. Inventories at December 31, 1996 and 1995 are summarized below (thousands):
                                                     1996        1995
     ------------------------------------------------------------------

     Raw materials and supplies                   $ 17,971    $ 12,808
     Work in process                                61,368      67,239
     Finished goods                                 12,604      13,601
                                                 ----------------------
     Total                                        $ 91,943    $ 93,648
                                                 ======================

Reclassifications: Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

HLR contributed approximately 14% of the Company's total revenues in 1996, and contributed less than 10% in 1995 and 1994. See the "Related Party Transactions" note below for further information. Two major customers, Caremark, Inc. and Bergen Brunswig, contributed 10% or more of the Company's total revenues. Caremark, Inc., which accounted for 15%, 18% and 21% of total revenues in 1996, 1995 and 1994, respectively, distributes Protropin, Nutropin, Pulmozyme and Actimmune through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a wholesale distributor of all of the Company's products, contributed 10% of revenues in 1996 and 11% in each of the years 1995 and 1994.

Approximate foreign sources of revenues were as follows (millions):

                         1996       1995        1994
-----------------------------------------------------

Europe                 $146.4     $112.0       $81.8
Asia                     17.8       23.6        19.5
Canada                   11.1       25.0         9.7


The Company currently sells primarily to distributors and hospitals throughout the U.S., performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. In 1996, 1995 and 1994, the Company did not record any material additions to, or losses against, its provision for doubtful accounts.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

To gain access to potential new products and technologies and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with, including the acquisition of both marketable and non-marketable equity investments and convertible debt in, companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. Potential future payments may be due to certain collaborative partners if the partners achieve certain benchmarks as defined in the collaborative agreements. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.






SPECIAL CHARGE

The $25.0 million special charge in 1995 includes $21.0 million related to the merger agreement (the Agreement) with Roche Holdings, Inc. (Roche), discussed in the note "Relationship with Roche Holdings, Inc.," and $4.0 million of charges associated with the resignation of the Company's former President and Chief Executive Officer. The merger expenses include legal expenses, investment banking fees, filing fees and other costs related to the Agreement with Roche, as well as charges associated with the settlement of stockholder lawsuits filed after the transaction was announced.

INCOME TAXES

The income tax provision consists of the following amounts (thousands):

                                1996       1995        1994
----------------------------------------------------------------
Current:
  Federal                    $ 61,502   $ 43,997    $ 38,331
  State                         2,104      4,467       1,016
  Foreign                           2         32          29
                            ------------------------------------
     Total current             63,608     48,496      39,376
                            ------------------------------------
Deferred:
  Federal                     (34,021)   (12,319)    (34,193)
  State                             -    (10,336)          -
                            ------------------------------------
     Total deferred           (34,021)   (22,655)    (34,193)
                            ------------------------------------
Total income tax provision   $ 29,587   $ 25,841    $  5,183
                            ====================================

Actual current tax liabilities are lower than reflected above by $8.4 million, $7.2 million and $26.0 million in 1996, 1995 and 1994, respectively, due to employee stock option related tax benefits which were credited to stockholders' equity.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                        1996 Amount             Tax Rate
                                        (thousands)    1996        1995       1994
------------------------------------------------------------------------------------
Tax at U.S. statutory rate               $ 51,777      35.0%       35.0%      35.0%
Operating losses utilized                       -         -           -      (45.6)
Research and development
  credits realized                         (4,500)     (3.0)      (15.9)         -
Alternative minimum tax liability               -         -           -       24.6
Adjustment of deferred tax assets
  valuation allowance                     (22,566)    (15.3)      (13.1)     (26.4)
Foreign losses (benefited) not benefited   (5,050)     (3.4)        2.8       15.0
State taxes                                 3,368       2.3         2.6        0.8
Other                                       6,558       4.4         3.6        0.6
                                         -------------------------------------------
Income tax provision                     $ 29,587      20.0%       15.0%       4.0%
                                         ===========================================

The components of deferred taxes consist of the following at December 31 (thousands):

                                                         1996           1995
-----------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                        $ 58,842      $ 50,010
   Unrealized gain on sale of securities
     available-for-sale                                  21,017        21,204
   Other                                                 10,543         3,109
                                                   --------------------------

      Total deferred tax liabilities                     90,402        74,323

Deferred tax assets:
   Capitalized research and development costs            34,280             -
   Federal credit carryforwards                         111,400       107,350
   Expenses not currently deductible                     38,368        39,433
   State credit carryforwards                            26,710        32,147
   Other                                                  6,340         5,058
                                                   --------------------------

      Total deferred tax assets                         217,098       183,988

      Valuation allowance                               (35,827)      (52,817)
                                                   --------------------------

      Total net deferred tax assets                     181,271       131,171
                                                   --------------------------

Total net deferred taxes                              $  90,869      $ 56,848
                                                   ==========================


Total tax credit carryforwards of $138.1 million expire in the years 1997 through 2012, except for $43.0 million of alternative minimum tax credits which have no expiration date. The valuation allowance at December 31, 1996, reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

The valuation allowance decreased by $17.0 million in 1996, $31.6 million in 1995 and $38.5 million in 1994.. Realization of net deferred taxes depends on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, as well as the scientific success, results of clinical trials and regulatory approval of products under development.

















INVESTMENT SECURITIES

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1996 and 1995 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1996                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 144,460   $  1,932    $ (2,897)    $ 143,495
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  42,773   $ 56,347    $ (1,376)    $  97,744
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing within:
       1 year                      51,179          -         (71)       51,108
       1-5 years                  103,057      1,299        (209)      104,147
       5-10 years                 113,176      1,001      (2,114)      112,063
Other debt securities
  maturing within:
       1 year                      46,583         27           -        46,610
       1-5 years                   43,954        185         (94)       44,045
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 400,722   $ 58,859    $ (3,864)    $ 455,717
                                ==============================================

SECURITIES HELD-TO-MATURITY*
 (carried at amortized cost):
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing within:
       1 year                   $  76,718   $     31           -     $  76,749
       5-10 years                  30,155          -    $   (777)       29,378
Other debt securities
  maturing within:
       1 year                      91,664          4         (35)       91,633
       1-5 years                  141,553        576         (27)      142,102
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $ 340,090   $    611    $   (839)    $ 339,862
                                ==============================================















                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1995                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
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
                                ==============================================

SECURITIES HELD-TO-MATURITY*
 (carried at amortized cost)
  maturing within 1 year:
U.S. Treasury securities
  and obligations of other
  U.S. government agencies      $219,267    $    318    $    (53)    $219,532
Other debt securities            236,870          95        (297)     236,668
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $456,137    $    413    $   (350)    $456,200
                                ==============================================

* Interest rate swap arrangements are used to modify the duration of certain held-to-maturity securities. The average effective maturity of the portfolio was 2.5 years and 2.7 years at December 31, 1996 and 1995, respectively. See "Financial Instruments" note for further information.


The carrying value of all investment securities held at December 31, 1996 and 1995 is summarized below (thousands):

 Security                                                   1996         1995
------------------------------------------------------------------------------
Trading securities                                        $143,495    $135,311
Securities available-for-sale maturing within one year      97,718       7,520
Securities held-to-maturity maturing within one year       168,382     456,137
Accrued interest                                             6,305       4,328
                                                          --------    --------
     Total short-term investments                         $415,900    $603,296
                                                          ========    ========

Securities available-for-sale maturing within 1-10 years,
  including equity securities                             $357,999    $352,057
Securities held-to-maturity maturing within 1-10 years     171,708           -
Accrued interest                                             6,209       4,418
                                                          --------    --------
     Total long-term marketable securities                $535,916    $356,475
                                                          ========    ========

In 1996, proceeds from sales of available-for-sale securities totaled $182.6 million; gross realized gains totaled $1.0 million and gross realized losses totaled $0.7 million. In 1995, proceeds from sales of available-for-sale securities totaled $101.6 million; gross realized gains totaled $7.6 million and gross realized losses totaled $0.2 million. During 1994, no available-for-sale securities were sold. The Company recorded charges in 1995 and 1994 of $6.6 million and $12.6 million, respectively, to write down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary.

During the year ended December 31, 1996, net unrealized holding losses on trading securities included in net income totaled $1.0 million. In 1995 and 1994, such losses were not material.

Marketable debt securities held by the Company are issued by a diversified selection of corporate and financial institutions with strong credit ratings. The Company's investment policy limits the amount of credit exposure with any one institution. These debt securities are generally not collateralized. The Company has not experienced any material losses due to credit impairment on its investments in marketable debt securities in the years 1996, 1995 and 1994.

FINANCIAL INSTRUMENTS

Foreign Currency Instruments: Certain of the Company's revenues are earned outside of the United States. Moreover, the Company's foreign currency denominated revenues exceed its foreign currency denominated expenses; therefore, risk exists that net income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To hedge anticipated non-dollar denominated net revenues, the Company currently purchases options and enters into forward contracts. At December 31, 1996, the Company had hedged approximately 90% of probable net foreign revenues anticipated within 12 months and between 20% and 45% of its probable net foreign revenues through 2000. At December 31, 1996 and 1995, the notional amount of the options totaled $100.3 million and $72.8 million, respectively, and consisted of the following currencies: Australian dollars, Canadian dollars, German marks, Spanish pesetas, French francs, British pounds, Italian lire, Japanese yen, and Swedish krona. All option contracts mature within the next four years. The fair value of the options, which is based on exchange rates and market conditions at December 31, 1996 and 1995, totaled $7.3 million and $6.3 million, respectively. At December 31, 1996 and 1995, the U.S. dollar equivalent of the notional amount of the forward sell contracts was $34.3 million and $6.0 million, respectively, and the forward buy contracts totaled $0.4 million and $6.2 million, respectively.

Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. The Company has not experienced any losses due to credit impairment of its foreign currency instruments.

Interest Rate Swaps: Interest income is subject to fluctuations as U.S. interest rates change. To manage this risk, the Company periodically establishes duration targets for its investment portfolio that reflect its anticipated use of cash and fluctuations in market rates of interest. The Company enters into interest rate swaps (swaps) as part of its overall strategy of managing the duration of its cash portfolio. For each swap, the Company receives interest based on fixed rates and pays interest to counterparties based on floating rates (three- or six- month London Inter-Bank Offered Rate (LIBOR)) on a notional principal amount. By designating a swap with a pool of short-term securities equal in size to the notional amount of the swap, an instrument with an effective interest rate and maturity equal to the term of the swap is created. Increases (decreases) in swap variable payments caused by rising (falling) interest rates will be essentially offset by increased (reduced) interest income on the related short-term investments, while the fixed rate payments received from the swap counterparty establish the Company's interest income. LIBOR payments received on swaps are highly correlated to interest collections on short-term investments. The use of swaps in this manner generates net interest income on the swap and the associated pool of short-term securities equivalent to interest income that would be earned from a high-grade corporate security of the same maturity as the swap, while reducing credit risk (there is no principal invested in a swap). The Company's credit exposure on swaps is limited to the value of the interest rate swaps that have become favorable to the Company and any net interest earned but not yet received. The Company's swap counterparties have strong credit ratings which minimize the risk of non-performance on the swaps. The Company has not experienced any material losses due to credit impairment. The Company's credit exposure on swaps as of December 31, 1996 and 1995, was $6.8 million and $24.1 million, respectively. The net carrying amount of the swaps, which reflects the net interest accrued for such swaps, totaled $2.1 million and $7.2 million at December 31, 1996 and 1995, respectively, and is included in accounts receivable.

The Company targets the average maturity of its investment portfolio (including cash, cash equivalents, short-term and long-term investments, swaps, and excluding equity securities) based on its anticipated use of cash and fluctuations in the market rates of interest. The maturity of the investment portfolio (including swaps) ranges from overnight funds used for near-term working capital purposes to investments maturing within the next one to ten years for future working capital, capital expenditures, strategic investments and debt repayment.

The notional amount of each swap is equal to the amount of designated high-quality short-term investments which are expected to be invested in during the life of the swap. The anticipated investments include U.S. Treasury securities, U.S. government agency securities, commercial paper and corporate debt obligations. Swaps are used to extend the maturity of the investment portfolio.

For the years ended December 31, 1996 and 1995, the weighted average rate received on swaps was 6.71% and 7.29%, respectively, and the weighted average rate paid on swaps was 5.68% and 6.56%, respectively. Net interest income
(loss) from swaps, including amortization of net losses on terminated swaps, totaled $2.5 million in 1996 and ($0.7) million in 1995.

During 1995, to reduce the average effective maturity of its portfolio, the Company terminated certain swap agreements prior to maturity and is amortizing the realized gains and losses over the original contractual term of the swaps as a reduction to interest income. At December 31, 1996, net losses of $0.7 million remained unamortized; $0.5 million will be recognized in 1997 and $0.2 million will be recognized in 1998.

Equity Collar Instruments: To hedge against fluctuations in the market value of a portion of the marketable equity portfolio, the Company has entered into costless collar instruments, a form of equity collar instrument, that expire in 1998 and 1999 and will require settlement in equity securities or cash. A costless collar instrument is a purchased put option and a written call option on a specific equity security such that the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments. The fair value of the purchased puts and the written calls were determined based on quoted market prices at year end. At December 31, 1996, the notional amount of the put and call options were $17.2 million and $27.5 million, respectively.





The tables below outline specific information for the swaps outstanding at December 31, 1996 and 1995. The fair value is based on market prices of similar agreements. Dollars are in millions.

                         Interest Rate Swaps            Short-term Investments
                      ---------------------------     --------------------------------
                               Fixed                                        Average
                               Rates    Variable                           Effective
                      Notional To Be    Rates To       Carrying  Average   Interest
December 31, 1996:    Amounts  Received Be Paid*        Value   Maturity**   Rate
-------------------------------------------------------------------------------------
Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3- or 6-
  [Maturing on:                 7.68%-    month
   1/2/02]              $150    7.71%     LIBOR        $150         13 days    5.66%

Swaps matched to
  other investments
  to meet specific
  maturity targets                       3- or 6-
  [Ending dates:                 4.97%-   month
   10/27/97-9/20/99]      60     7.20%    LIBOR          60         32 days    5.47%

Other short-term
  investments              -                            206
                      --------                       --------
    Total               $210                           $416
                      ========                       ========


December 31, 1995:
------------------

Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3- or 6-
  [Maturing on:                 7.68%-    month
   1/2/02]              $150    7.71%     LIBOR         $150     118 days    5.52%

Swaps matched to
  other investments
  to meet specific
  maturity targets                       3- or 6-
  [Ending dates:                6.09%-    month
   8/12/97 - 9/20/99]     80    7.20%     LIBOR           80      93 days    5.85%

Other short-term
  investments              -                             373
                      --------                        --------
    Total               $230                            $603
                      ========                        ========

* 3- and 6-month LIBOR rates are reset every 3 or 6 months. At December 31, 1996, the 3-month LIBOR rate and the 6-month LIBOR rate were 5.6%. At December 31, 1995, the 3-month LIBOR rate was 5.6% and the 6-month LIBOR rate was 5.5%.

** Average maturity reflects either the maturity date or, for a floating investment, the next reset date.

Financial Instruments Held for Trading Purposes: As part of its overall investment strategy, the Company has contracted with two external money managers to manage part of its investment portfolio. One portfolio, which had a carrying value of $37.2 million at December 31, 1996, and $34.9 million at December 31, 1995, consisted of primarily non-dollar denominated investments. To hedge the non-dollar denominated investments, the money manager enters into forward contracts. The fair value at December 31, 1996 and 1995, of the forward contracts totaled $0.8 million and $0.1 million, respectively. The average fair value during 1996 and 1995 totaled $0.3 million and $0.1 million, respectively. Net realized and unrealized trading gains on the portfolio totaled approximately $2.4 million in 1996 and $3.8 million in 1995, and are included in interest income. Counterparties have strong credit ratings which minimize the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 1996 and 1995, of the Company's financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end.


                                            1996                  1995
                                     ------------------  ---------------------
                                      Carrying     Fair     Carrying    Fair
Financial Instrument                    Value     Value       Value    Value
------------------------------------------------------------------------------
                                                 (thousands)
Assets:
Investment securities
 (including accrued interest
   and traded forward contracts)     $ 951,816  $ 951,588  $959,771   $959,834
Purchased foreign exchange put
  options                                4,616      7,273     2,345      6,300
Outstanding interest rate swaps (net)    2,122     11,555     7,194     23,940

Liabilities:
Short-term and long-term debt          150,000    139,500   150,358    147,750
Equity collars                           1,222      4,892         -          -
Foreign exchange forward contracts         138        138       237        237



OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 are as follows (thousands):


                                                     1996                1995
------------------------------------------------------------------------------
Accrued compensation                              $ 42,716            $ 36,945
Accrued clinical and other studies                  39,981              27,290
Accrued royalties                                   25,098              23,159
Accrued marketing and promotion costs               11,889              18,863
Income taxes payable                                18,530              14,329
Other                                               56,328              67,012
                                                 -----------------------------
  Total other accrued liabilities                 $194,542            $187,598
                                                 =============================







LONG-TERM DEBT

The Company's long-term debt as of December 31, 1996 and 1995 consisted of $150.0 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. The debentures are convertible at the option of the holder into shares of the Company's special common stock. Upon conversion, the holder receives, for each $74 in principal amount of debenture converted, one-half share of the Company's special common stock and $18 in cash. The $18 in cash is reimbursed by Roche to the Company. Generally, the Company may redeem the debentures until maturity.

LEASES, COMMITMENTS AND CONTINGENCIES

Future minimum lease payments under operating leases at December 31, 1996 are as follows (thousands):



  1997      1998       1999       2000        2001    Thereafter      Total
------------------------------------------------------------------------------
$7,563     3,942      5,400      5,121       4,791      9,155        $35,972


The Company leases various real property under operating leases that generally require the Company to pay taxes, insurance and maintenance. Rent expense was approximately $11.7 million, $9.5 million and $6.5 million for the years 1996, 1995 and 1994, respectively. Sublease income was not material in any of the three years presented.

Under three of the lease agreements, the Company has an option to purchase the properties at an amount that does not constitute a bargain. Alternatively, the Company can cause the property to be sold to a third party. The Company is contingently liable, under residual value guarantees, for approximately $166.0 million. The Company also is required to maintain certain financial ratios and is limited to the amount of additional debt it can assume.

Pursuant to its research and development collaboration agreement entered into with Scios Inc. (Scios) in 1995, the Company established a line of credit for $30 million that Scios may draw down at Scios' discretion through 2002. This commitment is supported through December 31, 1997, by a bank letter of credit under which Scios may draw up to $30 million directly from the bank, with immediate repayment of the funds due to the bank by the Company. Amounts drawn by Scios under the bank letter of credit or directly from the Company are repayable in the form of cash or Scios common stock (at the average market price over the thirty day period before the date of repayment) at Scios' option any time through December 30, 2002. Interest on amounts borrowed by Scios accrue to the Company at the prime rate of interest. At December 31, 1996 and 1995, no amounts were drawn.

In addition, the Company has entered into research collaborations with companies whereby potential future payments may be due to selective collaborative partners if the partners achieve certain benchmarks as defined in the collaborative agreements. The Company may also, from time to time, lend additional funds to these companies, subject to approval.

The Company is a party to various legal proceedings including patent infringement cases involving human growth hormone products and Activase; product liability cases involving Activase and growth hormone products; and class action lawsuits regarding Protropin. In addition, in 1995 the Company received and responded to grand jury document subpoenas from the United States District Court for the Northern District of California for documents relating to the Company's clinical, sales and marketing activities associated with human growth hormone. In February 1997, the Company received another grand jury document subpoena from the same court related to the same subject matter. Based upon the nature of the claims made and the investigations completed to date by the Company and its counsel, the Company believes the outcome of these actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On October 25, 1995, the Company and Roche entered into a new agreement (the Agreement). Each share of the Company's common stock not held by Roche or its affiliates on that date automatically converted to one share of callable putable common stock (special common stock). The Agreement extends until June 30, 1999, Roche's option to cause the Company to redeem (call) the outstanding special common stock of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of common shares for a price equal to the Company's cost to redeem the special common stock. During the quarter beginning January 1, 1997, the call price is $69.25 per share; it increases by $1.25 in the following quarter, then increases by $1.50 per share each quarter through the end of the option period on June 30, 1999, on which date the price is $82.50 per share. If Roche does not cause the redemption as of June 30, 1999, the Company's stockholders will have the option (the put) to cause the Company to redeem none, some, or all of their shares of special common stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of common stock at $60.00 per share) within thirty business days commencing July 1, 1999. Roche Holding Ltd, a Swiss corporation, has guaranteed Roche's obligation under the put.

In conjunction with the Agreement, HLR was granted an option for ten years for licenses to use and sell certain of the Company's products in non-U.S. markets. As a general matter, such option for a Genentech product must be exercised at, or prior to if the Company mutually agrees, the conclusion of phase II clinical trials for each product. In general, for each product for which HLR exercises its option, the Company and HLR will share equally all development expenses incurred by the Company through the option exercise date and prospectively with respect to the development of the product in the United States. HLR will pay all non-U.S. development expenses. At the Company's election, and with HLR's consent, HLR may reimburse the Company for HLR's share of development costs incurred prior to HLR's option exercise date, either by payment of such costs at the time of the option exercise or by making payments prospectively until HLR's share has been fully reimbursed to the Company.

In general, HLR pays a royalty of 12.5% until a product reaches $100 million in aggregate sales outside of the U.S., at which time the royalty rate increases to 15%. In addition, HLR has exclusive rights to, and pays the Company 20% royalties on, Canadian sales of the Company's existing products and European sales of Pulmozyme. Consequently, in the fourth quarter of 1995, the Company transferred to HLR the rights to its Canadian product sales and European sales of Pulmozyme, and commenced recording royalty revenue from HLR on such sales. The Company supplies its products to HLR, and has agreed to supply products for which HLR has exercised its option, for sales outside of the U.S. at cost plus 20%.

Under the Agreement, independent of its right to cause the Company to redeem the special common stock, Roche may increase its ownership of the Company up to 79.9% by making purchases on the open market. Roche holds approximately 66.0% of the outstanding common equity of the Company as of December 31, 1996. In January and February 1997, Roche purchased additional shares of the Company's common equity increasing Roche's holdings to 68.0%.



RELATED PARTY TRANSACTIONS

The Company has transactions with Roche, HLR (a wholly owned subsidiary of Roche, with two officers on the Company's Board of Directors), and its affiliates in the ordinary course of business. In 1996, HLR exercised its option under the Agreement with respect to the development of three projects - IDEC-C2B8, insulin-like growth factor (IGF-1) and nerve growth factor (NGF). The Company recorded non-recurring contract revenues of $58.2 million relating to the option exercises. Other contract revenue from HLR, including reimbursement for ongoing development expenses after the option exercise date for the three projects, totaled $37.1 million in 1996, $13.4 million in 1995 and $17.1 million in 1994. All other revenue from Roche, HLR and their affiliates, principally royalties under previous product licensing agreements, and royalties and product sales under the Agreement, totaled $39.5 million in 1996, $14.3 million in 1995 and $8.5 million in 1994. During the three years, the Company has collaborated with HLR on other projects.

CAPITAL STOCK

Common Stock, Special Common Stock and Redeemable Common Stock

After the close of business on June 30, 1995, each share of the Company's redeemable common stock automatically converted to one share of Genentech common stock, in accordance with the terms of the redeemable common stock put in place at the time of its issuance in 1990 and as described in Genentech's Certificate of Incorporation. On October 25, 1995, pursuant to the Agreement with Roche, each share of the Company's common stock not held by Roche or its affiliates automatically converted to one share of callable putable common stock (special common stock). See the "Relationship with Roche Holdings, Inc." note above for a discussion of these transactions.

Stock Award Plans

The Company has stock option plans adopted in 1996, 1994, 1990 and 1984, which variously allow for the granting of non-qualified stock options, incentive stock options and stock appreciation rights to employees, and the granting of non-qualified stock options to directors and consultants of the Company. Generally, non-qualified options have a maximum term of 20 years and incentive options have a maximum term of 10 years. In general, options vest in increments over four years from the date of grant, although the Company may grant options with different vesting terms from time to time. No stock appreciation rights have been granted to date.

The Company adopted the 1991 Employee Stock Plan (1991 Plan) on December 4, 1990, and amended it during 1993 and 1995. All full-time employees of the Company are eligible to participate in the 1991 Plan. Of the 3,800,000 shares of special common stock reserved for issuance under the 1991 Plan, 2,865,196 shares have been issued as of December 31, 1996. During 1996, 2,487 of the eligible employees participated in the 1991 Plan.

The Company has elected to continue to follow APB 25 for accounting for its employee stock options because the alternative fair value method of accounting prescribed by FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share in 1996 and 1995 has been determined as if the Company had accounted for its employee stock options and employee stock plan under the fair value method prescribed by FAS 123. The resulting effect on pro forma net income and earnings per share disclosed for 1996 and 1995 is not likely to be representative of the effects on net income and earnings per share on a pro forma basis in future years, because 1995 and 1996 pro forma results include the impact of only one and two years, respectively, of grants and related vesting, while subsequent years will include additional years of grants and vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions: risk-free interest rates of 5.8% for 1996 and 6.0% for 1995; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 6.2%; and a weighted-average expected life of the option of 5.0 years. Grants under the employee stock plan terminate with each quarterly stock purchase.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information for the years ending December 31 follows (in thousands, except per share amounts):

                                                  1996            1995
                                                  ----            ----
Net income - as reported                      $ 118,348       $ 146,432
Net income - pro forma                          104,358         142,370
Earnings per share - as reported                   0.96            1.21
Earnings per share - pro forma                     0.84            1.18


A summary of the Company's stock option activity and related information were as follows:

                                                Shares        Weighted Average
                                                                    Price
                                              -----------     ----------------
Options outstanding at December 31, 1993       12,439,727         $  27.38
Grants                                          5,137,055            50.19
Exercises                                      (1,400,223)           23.53
Cancellations                                    (195,752)           36.89
Options outstanding at December 31, 1994       15,980,807            34.93
Grants                                          1,303,800            48.52
Exercises                                      (1,472,759)           24.60
Cancellations                                    (602,774)           42.59
                                              ------------
Options outstanding at December 31, 1995       15,209,074            36.80
Grants                                          6,761,545            53.99
Exercises                                      (1,624,541)           29.39
Cancellations                                    (743,569)           48.93
                                              ------------
Options outstanding at December 31, 1996       19,602,509            42.89
                                              ============







The following table summarizes information concerning currently outstanding and exercisable options:


                          Options Outstanding             Options Exercisable
                   -----------------------------------   ----------------------
                                 Weighted
                                  Average     Weighted                Weighted
                                 Remaining    Average                 Average
Range of             Number     Contractual   Exercise     Number     Exercise
Exercise Prices    Outstanding     Life        Price     Exercisable    Price
-----------------  -----------  -----------   --------   -----------  ---------

$14.080 - $20.625    1,278,761      2.83       $17.01      1,278,361   $17.01
$21.375 - $31.000    4,181,212     12.77        26.37      4,114,332    26.37
$32.125 - $48.125    2,964,663     16.74        41.68      2,126,573    39.33
$48.250 - $54.250   11,177,873     13.42        52.45        952,284    50.45
                   -----------                           -----------
                    19,602,509     13.09        42.93      8,471,550    30.91
                   ===========                           ===========



Using the Black-Scholes option valuation model, the weighted average fair value of options granted in 1996 and 1995 was $13.36 and $12.27, respectively.
Shares of special common stock available for future grants under all stock option plans were 4,469,574 at December 31, 1996.

Warrants

All previously outstanding warrants to purchase the Company's special common stock were exercised or expired as of July 31, 1996. As of December 31, 1995, 121,445 shares subject to exercisable warrants were outstanding, with a price range of $27.57 to $28.26. 113,093 shares were exercised through July 31, 1996, at a price range of $27.57 to $28.26, and 8,352 shares expired unexercised.

QUASI-REORGANIZATION

On October 1, 1987, the Company eliminated its accumulated deficit through an accounting reorganization of its stockholders' equity accounts (a quasi-reorganization) that did not involve any revaluation of assets or liabilities. An accumulated deficit of $329.5 million was eliminated by a transfer from additional paid-in capital in an amount equal to the accumulated deficit.

The Company has been recording, in income, the recognition of operating loss and tax credit carryforward items arising prior to the quasi-reorganization due to the Company's adoption of its quasi-reorganization in the context of the accounting and quasi-reorganization literature existing at the date the quasi-reorganization was effected. If the provisions of the subsequently issued Staff Accounting Bulletin 86 (SAB 86) had been applied, net income in 1995 would have been reduced by $11.8 million or $.10 per share, and 1994 net income would have been reduced by $39.7 million or $.33 per share, because SAB 86 would require that the tax benefits of prior operating loss and tax credit carryforwards be reported as a direct addition to additional paid-in capital rather than being recorded in the income statement. The Securities and Exchange Commission staff has indicated that it would not object to the Company's accounting for such tax benefits. As of June 30, 1995, the operating loss and tax credit carryforwards arising prior to the quasi-reorganization had been fully utilized, therefore there was no impact on earnings in 1996.



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP


San Jose, California
January 17, 1997































QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)


                                              1996 Quarter Ended
                               -----------------------------------------------

                               December 31   September 30   June 30   March 31
------------------------------------------------------------------------------

Total revenues                   $230,325    $251,707      $243,762   $242,884
Product sales                     139,724     142,463       148,305    152,337
Gross margin from product sales   113,065     117,627       121,152    126,458
Net income                          7,470      50,942        21,719     38,217
Net income per share                  .06         .41           .18        .31



                                              1995 Quarter Ended
                               -----------------------------------------------

                               December 31   September 30   June 30   March 31
------------------------------------------------------------------------------

Total revenues                   $221,914    $223,911      $233,053   $238,967
Product sales                     153,482     158,478       161,236    162,067
Gross margin from product sales   130,983     134,109       136,924    135,317
Net income                         25,636      40,229        37,163     43,404
Net income per share                  .21         .33           .31        .36


Total revenues were higher in the first three quarters of 1996 compared to the fourth quarter due primarily to contract revenue from HLR for the exercises of its options under the Agreement (see the "Related Party Transactions" note in the "Notes to Consolidated Financial Statements" for more information) in each of the first three quarters. Net income was lower in the fourth quarter due to lower revenues and higher expenses, primarily research and development.



























11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(millions, except per share and employee data)

                                               1996    1995     1994     1993     1992
---------------------------------------------------------------------------------------
Total revenues                              $ 968.6  $ 917.8  $ 795.4  $ 649.7  $ 544.3
  Product sales                               582.8    635.3    601.0    457.4    391.0
  Royalties                                   214.7    190.8    126.0    112.9     91.7
  Contract & other                            107.0     31.2     25.6     37.9     16.7
  Interest                                     64.1     60.5     42.8     41.5     44.9
                                         ----------------------------------------------

Total costs and expenses                    $ 820.7  $ 745.6  $ 665.8  $ 590.8  $ 522.3
  Cost of sales                               104.5     97.9     95.8     70.5     66.8
  Research & development                      471.1    363.0    314.3    299.4    278.6
  Marketing, general & administrative         240.1    251.7    248.6    214.4    172.5
  Special charge                                  -     25.0(1)     -        -        -
  Interest                                      5.0      8.0      7.1      6.5      4.4
                                         ----------------------------------------------
Income data
  Income (loss) before taxes                $ 147.9  $ 172.2  $ 129.6   $ 58.9   $ 21.9
  Income tax provision                         29.6     25.8      5.2        -      1.1
  Net income (loss)                           118.3    146.4    124.4     58.9     20.8
  Net income (loss) per share                  0.96     1.21     1.04     0.50     0.18
                                         ----------------------------------------------

Selected balance sheet data
  Cash, short-term investments
    & marketable securities                $1,159.1 $1,096.8  $ 920.9  $ 719.8  $ 646.9
  Accounts receivable                         197.6    172.2    146.3    130.5     93.9
  Inventories                                  91.9     93.6    103.2     84.7     65.3
  Property, plant & equipment, net            586.2    503.7    485.3    456.7    432.5
  Other long-term assets                      149.2    105.5     61.0     64.1     37.1
  Total assets                              2,226.4  2,011.0  1,745.1  1,468.8  1,305.1
  Total current liabilities                   250.0    233.4    220.5    190.7    133.5
  Long-term debt                              150.0    150.0    150.4    151.2    152.0
  Total liabilities                           425.3    408.9    396.3    352.0    297.8
  Total stockholders' equity                1,801.1  1,602.0  1,348.8  1,116.8  1,007.3
                                         ----------------------------------------------

Other data
  Depreciation and amortization expense     $  62.1  $  58.4  $  53.5  $  44.0  $  52.2
  Capital expenditures                        141.8     70.2     82.8     87.5    126.0
                                         ----------------------------------------------

Share information
  Shares used to compute EPS                  123.7    121.2    119.5    117.1    114.0
  Actual year-end                             121.4    119.3    117.2    114.8    112.9
                                         ----------------------------------------------

Per share data
  Market price:       High                  $ 55.38  $ 53.00* $ 53.50  $ 50.50  $ 39.50

                      Low                   $ 51.38  $ 44.50* $ 41.75  $ 31.25  $ 25.88

  Book value                                $ 14.84  $ 13.43  $ 11.50  $  9.73  $  8.92
                                         ----------------------------------------------

Number of employees                           3,071    2,842    2,738    2,510    2,331
                                         ----------------------------------------------

The Company has paid no dividends.
The Financial Summary above reflects adoption of FAS 121 in 1996, FAS 115 in 1994, FAS
109 in 1992 and FAS 96 in 1988.
All share and per share amounts reflect a two-for-one split in 1986 and a two-for-one split in 1987.
*Special common stock began trading October 26, 1995.  On October 25, 1995, pursuant to the new Agreement with Roche, each share of the Company's common stock not held by
Roche or its affiliates automatically converted to one share of special common stock.
**Redeemable common stock began trading September 10, 1990; prior to that date all shares were common stock.  Pursuant to the merger agreement with Roche, all shareholders as of effective date September 7, 1990, received for each common share owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company.
(1) Charges related to 1995 merger and new Agreement with Roche ($21 million) and resignation of the Company's former CEO ($4 million).
(2) Charges primarily related to 1990 Roche merger.
(3) Primarily inventory-related charge.
(4) Charge for purchase of in-process R&D.














































     1991       1990       1989       1988       1987       1986
--------------------------------------------------------------------

 $  515.9    $ 476.1    $ 400.5    $ 334.8    $ 230.5    $ 134.0
    383.3      367.2      319.1      262.5      141.4       43.6
     63.4       47.6       36.7       26.7       20.1       12.9
     20.4       31.9       27.5       33.5       57.1       70.9
     48.8       29.4       17.2       12.1       11.9        6.6
--------------------------------------------------------------------

 $  469.8    $ 572.7    $ 352.9    $ 311.7    $ 186.6    $ 484.6
     68.4       68.3       60.6       46.9       23.8       10.8
    221.3      173.1      156.9      132.7       96.5       79.8
    175.3      158.1      127.9      101.9       59.5       27.3
        -      167.7(2)       -       23.3(3)       -      366.7(4)
      4.8        5.5        7.5        6.9        6.8          -
--------------------------------------------------------------------

 $   46.1    $ (96.6)    $ 47.6     $ 23.1     $ 43.9   $ (350.6)
      1.8        1.5        3.6        2.5        1.7        2.4
     44.3      (98.0)      44.0       20.6       42.2     (353.0)
     0.39      (1.05)      0.51       0.24       0.50      (5.10)
--------------------------------------------------------------------

 $  711.4    $ 691.3    $ 205.0    $ 152.5    $ 158.3     $ 84.3
     69.0       58.8       66.8       63.9       92.2       24.5
     56.2       39.6       49.3       63.4       58.0       14.7
    342.5      300.2      299.1      289.4      195.7      133.1
     42.7       61.7       85.0       89.7      108.7      114.9
  1,231.4    1,157.7      711.2      662.9      619.0      376.0
    118.6      101.4       75.9       95.4       82.8       37.8
    152.9      153.5      154.4      155.3      168.1       31.6
    281.7      264.5      242.2      263.6      263.6       83.3
    949.7      893.2      469.0      399.3      355.4      292.6
--------------------------------------------------------------------

 $   46.9     $ 47.6     $ 44.6     $ 38.3     $ 23.5     $  8.1
     71.3       36.0       37.2      110.9       65.3       46.3
--------------------------------------------------------------------

    112.5       93.0       86.0       84.5       84.4       69.3
    111.3      110.6       84.3       82.9       78.7       67.0
--------------------------------------------------------------------

 $  36.25    $ 30.88    $ 23.38    $ 47.50    $ 64.75    $ 49.38
             $ 27.50**
 $  20.75    $ 20.13    $ 16.00    $ 14.38    $ 28.00    $ 16.44
             $ 21.75**
 $   8.53    $  8.08    $  5.56    $  4.82    $  4.52    $  4.37
--------------------------------------------------------------------

    2,202      1,923      1,790      1,744      1,465      1,168
--------------------------------------------------------------------









COMMON STOCK, SPECIAL COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol   GNE

Stock Exchange Listings

The Company's callable putable common stock (special common stock) has traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol GNE since October 26, 1995. On October 25, 1995, the Company's non-Roche stockholders approved a new agreement (the Agreement) with Roche Holdings, Inc. (Roche). Pursuant to the Agreement, each share of the Company's common stock not held by Roche or its affiliates automatically converted to one share of special common stock. From July 3, 1995 through October 25, 1995, the Company's common stock was traded under the symbol GNE. After the close of business on June 30, 1995, each share of the Company's redeemable common stock automatically converted to one share of the Company's common stock. The conversion was in accordance with the terms of the redeemable common stock put in place at the time of its issuance on September 7, 1990, when the Company's merger with a wholly owned subsidiary of Roche was consummated. The redeemable common stock of the Company traded under the symbol GNE from September 10, 1990 to June 30, 1995. The Company's common stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Stock Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. The Company's common stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the common stock, special common stock or redeemable common stock. The Company currently intends to retain all future income for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See the "Relationship with Roche Holdings, Inc." note in the "Notes to Consolidated Financial Statements" for a further description of the Agreement with Roche.

Special Common Stockholders

As of December 31, 1996, there were approximately 16,748 stockholders of record of the Company's special common stock.


Stock Prices                Special Common/Redeemable Common/Common Stock
                                  1996                       1995
--------------------------------------------------------------------------

                             High        Low         High          Low
                         -------------------------------------------------

4th Quarter               $ 54 3/8     $ 52 3/4    $ 53          $ 47 7/8
3rd Quarter                 53 1/4       51 3/8      49 1/4        46 5/8
2nd Quarter                 53 3/8       51 7/8      52            46 3/8
1st Quarter                 55 3/8       52 1/2      51            44 1/2