Form 10-K, Exhibit 13
period 1997-12-31
GENENTECH INC
filed 1998-03-04
CIK 318771

FINANCIAL REVIEW
(dollars in millions, except per share amounts)

RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On October 25, 1995, Genentech, Inc. (the Company) and Roche Holdings, Inc. (Roche) entered into a new agreement (the Agreement) to extend until June 30, 1999, Roche's option to cause the Company to redeem (call) the outstanding callable putable common stock (special common stock) of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of shares of common stock for a price equal to the Company's cost to redeem the special common stock. If Roche does not cause the redemption as of June 30, 1999, the Company's stockholders will have the option to cause the Company to redeem none, some, or all of their shares of special common stock (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of common stock) within thirty business days commencing July 1, 1999.

In conjunction with the Agreement, F. Hoffmann-La Roche Ltd (HLR) was granted an option for ten years for licenses to use and sell certain of the Company's products in non-United States markets (the license agreement). In the second quarter of 1997, the Company and HLR agreed in principle to changes to the license agreement. In general, these changes allow for the sharing of United States (U.S.) and European development costs regardless of location or purpose of studies. Under the license agreement, as revised, HLR may exercise its option either when the Company determines to move a product into development or at the end of Phase II clinical trials. In addition, HLR has assumed development of Xubix, trademark, (the oral IIb/IIIa antagonist) globally on its own. See the Relationship with Roche Holdings, Inc. note in the Notes to Consolidated Financial Statements for further information.

As a result of the license agreement which transferred the Company's Canadian and European operations to Roche, in 1996 the Company's total product sales decreased compared to 1995, while contract and royalty revenue increased. Cost of sales as a percentage of product sales also increased due to the license agreement. See below for further discussion.

RESULTS OF OPERATIONS
(dollars in millions, except per share amounts)
                                                            Annual % Change
                      1997         1996         1995      97/96         96/95
------------------------------------------------------------------------------
Revenues          $1,016.7      $ 968.7      $ 917.8         5%           6%


Revenues for 1997 increased in all areas, but primarily from royalties and contract revenues. The increase in 1996 resulted primarily from higher contract and royalty revenue partly offset by lower product sales. Product sales to HLR in conjunction with the license agreement were $17.4 million in 1997, $13.2 million in 1996 and $1.8 million in 1995.

                                                             Annual % Change
Product Sales          1997        1996         1995*      97/96         96/95
------------------------------------------------------------------------------
Activase             $ 260.7    $ 284.1     $  301.0         (8)%         (6)%
Protropin, Nutropin
 and Nutropin AQ       223.6      218.2        219.4          2           (1)
Pulmozyme               91.6       76.0        111.3         21          (32)
Rituxan                  5.5          -            -          -            -
Actimmune                3.5        4.5          3.6        (22)          25
                    ----------------------------------------------------------
-
Total product
  sales              $ 584.9    $ 582.8     $  635.3          0%          (8)%
% of revenues            58%        60%          69%

Total product sales increased slightly in 1997 over 1996 due to increases in Pulmozyme, registered trademark, growth hormone sales and new sales from the introduction of Rituxan, trademark. This increase was offset by a decrease in Activase, registered trademark, sales. The decrease in total product sales in 1996 compared to 1995 primarily resulted from the license agreement with Roche.* On a pro forma basis that includes sales to HLR in 1996 and the fourth quarter of 1995, and excludes Canadian and European customer sales in 1995, sales increased to $582.8 million in 1996 from $578.7 million in 1995.

Activase: Total net sales of Activase in 1997 decreased primarily due to a new competitive thrombolytic agent, Retavase, registered trademark. Activase's market share fell to approximately 71% at the end of 1997 from approximately 80% at the end of 1996 and from approximately 75% at the end of 1995. Activase sales decreased in 1996 compared to 1995 primarily due to the impact of not having Canadian customer sales in 1996 as a result of the license agreement with Roche and the decline in the overall size of the U.S. thrombolytic market. Activase sales to Canadian customers were $12.7 million in 1995. The market size decrease was approximately 6% in 1996. This decline in the market size was the result of the increasing use of angioplasty rather than thrombolytic therapy, as well as from patients receiving therapy through ongoing clinical trials. On a pro forma basis, Activase sales were $284.1 million in 1996 versus $288.3 million in 1995, with the slight decrease due to lower U.S. sales and lower bulk product sales to Japan licensees. In March 1997, results from the GUSTO III clinical trial, which involved a head-to-head comparison of Activase to Retavase, failed to demonstrate that Retavase was superior over Activase, which was the endpoint that the trial was designed to assess. In June 1996, the Company received clearance from the U.S. Food and Drug Administration (FDA) to market Activase for the treatment of acute ischemic stroke or brain attack (blood clots in the brain). Activase is the first therapy to be indicated for the acute treatment of stroke.

Protropin, Nutropin and Nutropin AQ: Net sales of the Company's three growth hormone products - Protropin, registered trademark, (somatrem for injection), Nutropin, registered trademark, [somatropin (rDNA origin) for injection] and Nutropin AQ, registered trademark, [somatropin (rDNA origin) injection] liquid formulation - increased slightly in 1997 compared to 1996 and were essentially flat in 1996 compared to 1995. On a pro forma basis, growth hormone sales in 1996 were $218.2 million compared to $216.7 million in 1995. The Company continues to face increased competition in the growth hormone market for treatment of children with growth hormone inadequacy. In the growth hormone market, three companies received FDA approval in 1995, and a fourth company received FDA approval in October 1996 to market their growth hormone products for treatment of growth hormone inadequacy in children; although one of those companies has been preliminarily enjoined from selling its products. In the first quarter of 1997, three of those companies, Serono Laboratories, Inc., Novo Nordisk A/S (Novo) and Pharmacia & Upjohn (P&U) began selling their growth hormone products in the U.S. market. In addition, three of the Company's competitors have received approval to market their existing human growth hormone products for additional indications. In December 1997, the Company received clearance to market Nutropin and Nutropin AQ for the treatment of growth hormone inadequacy in adults. In December 1996 and January 1997, the Company received clearance from the FDA to market Nutropin and Nutropin AQ, respectively, for the treatment of growth inadequacy associated with Turner syndrome.

Pulmozyme: Net sales of Pulmozyme were higher in 1997 primarily due to continued penetration in the moderate and early cystic fibrosis (CF) patient populations as well as from variations in customer ordering patterns for U.S. sales. The decrease in 1996 compared to 1995 occurred primarily as a result of the license agreement with Roche. Pulmozyme sales to customers in Europe and Canada totaled $41.3 million in 1995. In 1996, sales in these territories were made by Roche for the full year, and the Company received royalties on Roche's sales. On a pro forma basis, Pulmozyme sales were $76.0 million in 1996 compared to $70.0 million in 1995. In November 1996, Pulmozyme was cleared for marketing by the FDA for the management of CF patients with advanced disease, a condition that affects approximately 500 patients in the U.S.

Rituxan: Rituxan is marketed in the U.S. for the treatment of relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma (B-cell NHL), a cancer of the immune system. In late November 1997, Rituxan was cleared for marketing in the U.S. by the FDA. B-cell NHL affects approximately 250,000 people in the U.S. of which one-half are follicular or low-grade lymphoma patients. A portion of these patients will have multiple relapses and may be eligible for Rituxan therapy. The Company launched Rituxan on December 16, 1997, and recorded initial sales of $5.5 million. However, not enough time has passed for these figures to be indicative of the future trend of Rituxan sales. Rituxan was co-developed by the Company and IDEC Pharmaceuticals Corporation (IDEC), from whom the Company licenses Rituxan, and is the first monoclonal antibody approved to treat cancer. IDEC and the Company are jointly promoting Rituxan in the U.S. and share responsibility for the manufacturing of the product. HLR is responsible for marketing Rituxan in the rest of the world, excluding Japan.

Actimmune: Actimmune, registered trademark, is approved in the U.S. for the treatment of chronic granulomatous disease, a rare, inherited disorder of the immune system which affects an estimated 250 to 400 Americans.

Royalties, Contract and Other,                                  Annual %
Change
 and Interest Income             1997       1996       1995     97/96    96/95
------------------------------------------------------------------------------
-
Royalties                      $ 241.1   $  214.7   $  190.8     12%
13%
Contract and other               121.6      107.0       31.2     14        243
Interest income                   69.1       64.2       60.5      8          6


The Company receives royalty payments from HLR from its sales of the Company's products outside of the U.S. under the license agreement, and receives royalties from other licensees and HLR from the sales of various other health care products. Total royalties in 1997 increased over 1996 primarily due to increased licensee sales from various licensees. Royalties in 1996 increased over 1995 primarily due to new royalties from HLR in conjunction with the license agreement, as well as higher income from existing licensees due to increased licensee sales. Royalty revenue under the license agreement was $17.0 million in 1996 and $1.9 million in 1995. All other royalty revenue from HLR in 1996 and 1995, totaled $9.2 million and $10.6 million, respectively. Royalties in 1995 include $30.0 million of royalty revenue related to the December 1994 settlement with Eli Lilly and Company (Lilly) regarding certain of the Company's patents. Under the December 1994 settlement agreement with Lilly, royalties of $30.0 million per year are payable, subject to possible offsets and contingent upon Humulin, registered trademark, continuing to be marketed in the U.S., to the Company through 1998, at which time such royalty obligations expire. Under a prior license agreement with Lilly, the Company receives royalties from Lilly's sales of its human insulin product. These royalty obligations expire in August of 1998. Cash flows from royalty income include non-dollar denominated revenues. The Company currently purchases simple foreign currency put option contracts (options) to hedge these royalty cash flows. All options expire within the next three years.
See below for discussion of market risks related to these financial instruments.

Contract and other revenues were higher in 1997 compared to 1996 primarily due to $30.9 million from Sumitomo Pharmaceuticals Co., Ltd. (Sumitomo) and P&U for strategic alliances and $11.7 million of gains from the sale of biotechnology equity securities in 1997. These increases were partly offset by higher revenues from HLR in 1996. As part of the strategic alliance with Sumitomo, the Company has agreed to provide Sumitomo exclusive rights to develop, import and distribute in Japan, Nutropin AQ and ProLease, registered trademark, sustained release growth hormone. In its alliance with P&U, in exchange for development costs, fees and, upon regulatory approval, royalties, the Company agreed to provide P&U exclusive worldwide rights for thrombopoietin (TPO) which is in Phase II trials for potential use in treating patients with complications of cancer chemotherapy. P&U and the Company will jointly develop TPO for one indication; however, the Company has no marketing rights for this indication. Contract and other revenues increased in 1996 from 1995 due to contract revenue from HLR for the exercises of their options under the license agreement with respect to the development of three projects
- Rituxan, insulin-like growth factor (IGF-I) and nerve growth factor (NGF). Development of IGF-I was subsequently terminated. The Company recorded non-recurring contract revenues of $44.7 million relating to these option exercises in 1996. All other contract revenue from HLR, including reimbursement for ongoing development expenses after the option exercise date, totaled $67.6 million in 1997, $50.6 million in 1996 and $13.4 million in 1995.

Interest income increased in 1997 from last year primarily due to an increase in the average yield on the investment portfolio and a larger investment portfolio. The increase in 1996 compared to 1995 was due to a larger investment portfolio. The Company enters into interest rate swaps (swaps) as part of its overall strategy of managing the duration of its investment portfolio. See below for discussion of market risks related to these swaps and also the Financial Instruments note in the Notes to Consolidated Financial Statements.

                                                               Annual % Change
Costs and Expenses         1997       1996       1995        97/96       96/95
-------------------------------------------------------------------------------
Cost of sales           $ 102.5     $104.5     $ 97.9         (2)%          7%
Research and
  development             470.9      471.1      363.0          0           30
Marketing, general and
  administrative          269.9      240.1      251.7         12           (5)
Special charge                -          -       25.0          -            -
Interest expense            3.6        5.1        8.0        (29)         (36)
                     ----------------------------------------------------------

Total costs
  and expenses          $ 846.9     $820.8    $ 745.6          3%          10%
% of revenues               83%        85%        81%

Cost of sales as % of
  product sales             18%       18%        15%
R&D as % of revenues        46        49         40
MG&A as % of revenues       27        25         27


Cost of Sales: Cost of sales as a percent of product sales was 18% in 1997 which was comparable to 1996, but increased in 1996 compared to 1995 primarily due to the impact of lower margin sales to HLR in 1996. The economic benefits from sales to HLR are also reflected in royalties as discussed above. In 1996 and 1995, reserves of $3.6 million and $3.7 million, respectively, included in cost of sales, were provided for expected expirations of certain inventories. In 1997, such reserves were immaterial.

Research and Development: Research and Development (R&D) expenses in 1997 were flat compared to 1996. R&D as a percentage of revenues decreased to 46% in 1997 from 49% in 1996. This percentage decrease from 1996 reflects increases in revenues and continuing efforts towards disciplined spending in R&D. R&D expenses increased 30% in 1996 compared to 1995 due to continued late-stage clinical testing of products and new development projects.

To gain additional access to potential new products and technologies, including acquiring the equity and convertible debt of, and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.

Marketing, General and Administrative: Marketing, general and administrative (MG&A) expenses increased in 1997 primarily due to increased marketing and sales (M&S) expenses in the oncology area, defending Activase against new competition and launching a new indication, growth hormone deficiency in adults, for Nutropin and Nutropin AQ. In addition, there was an increase in general and administrative expenses due to higher royalty expense. MG&A expenses in 1996 decreased from 1995 primarily due to the closure of the Company's European and Canadian operations in conjunction with the license agreement.

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

Interest Expense: Interest expense declined in 1997 over 1996 due to higher capitalized interest resulting from an increase in construction projects. Interest expense in 1997, 1996 and 1995, net of amounts capitalized, relates primarily to interest on the Company's 5% convertible subordinated debentures. In 1995, it also included interest on a $25.0 million borrowing arrangement which commenced in February 1995 and was paid in December of that year.


Income Before Taxes and Income Taxes           1997         1996        1995
-----------------------------------------------------------------------------
Income before taxes                         $ 169.8      $ 147.9     $ 172.2

Income tax provision                           40.8         29.6        25.8
Effective tax rate                               24%          20%         15%

Increases in the effective tax rate for 1997 over 1996 and 1996 over 1995 are attributable to proportionally decreased realization of previously reserved deferred tax assets. The valuation allowance for deferred tax assets was fully realized in 1996, with the exception of the portion attributable to the realization of tax benefits on stock option deductions which will be credited to additional paid-in-capital when realized.

                                                              Annual % Change
Net Income                  1997       1996       1995       97/96      96/95
------------------------------------------------------------------------------

Net income               $ 129.0    $ 118.3    $ 146.4         9%        (19)%
Earnings per share:
  Basic                  $  1.05    $  0.98    $  1.24
  Diluted                $  1.02    $  0.95    $  1.20

Net income in 1997 increased over 1996 primarily due to higher royalties and contract and other revenues partly offset by higher MG&A expenses. Net income in 1996 decreased compared to 1995 primarily due to higher R&D expenses and lower product sales, partly offset by increased contract and royalty revenue.

LIQUIDITY AND CAPITAL RESOURCES                   1997        1996       1995
------------------------------------------------------------------------------
Cash, cash equivalents, short-term investments
   and long-term marketable debt and equity
   securities                                  $1,286.5    $1,159.1   $1,096.8
Working capital                                   904.4       705.1      812.0
Cash provided by (used in):
   Operating activities                           118.3       139.7      133.9
   Investing activities                          (168.4)     (141.7)
(117.7)
   Financing activities                            87.3        72.2       54.1
Capital expenditures
  (included in investing activities above)       (154.9)     (141.8)
(70.2)
Current ratio                                     4.1:1       3.8:1      4.5:1

Cash generated from operations, income from investments and proceeds from stock issuances were used to purchase marketable securities and make capital additions in 1997.

Capital expenditures in 1997 primarily included building improvements to existing manufacturing and office facilities and production systems. In 1996, capital expenditures primarily included building and land purchases and improvements to existing manufacturing and office facilities. In 1995, the Company entered into an arrangement with a lessor, which qualifies as an operating lease, for a new manufacturing facility that is expected to become operational in 1998.

FORWARD-LOOKING STATEMENTS

The following section contains forward-looking statements that are based on the Company's current expectations. Because the Company's actual results may differ materially from these and any other forward-looking statements made by or on behalf of the Company, this section also includes a discussion of important factors that could affect the Company's actual future results, including its product sales, royalties, contract revenues, expenses and net income.

Product Sales: The Company's product sales may vary from period to period for several reasons including, but not limited to: the overall competitive environment for the Company's products, the amount of sales to customers in the U.S., the amount and timing of the Company's sales to HLR, the timing and volume of bulk shipments to licensees, the availability of third-party reimbursements for the cost of therapy, the effectiveness and safety of the products, the rate of adoption and use of the Company's products for approved indications and additional indications, and the potential introduction of additional new products and indications for existing products in 1998 and beyond.

Competition: The Company faces growing competition in two of its therapeutic markets. Activase lost market share and is expected to lose additional market share in the thrombolytic market to Retavase and such adverse effect on sales could be material. Boehringer Mannheim (BM) manufactures and markets Retavase. Recently, Centocor, Inc. announced that it was purchasing the U.S. and Canadian rights to Retavase from BM and will promote and sell the product in the U.S. Retavase received FDA approval in October 1996 for the treatment of acute myocardial infarction (AMI). In addition, there is an increasing use of angioplasty in lieu of thrombolytic therapy for the treatment of AMI which is expected to continue. In the growth hormone market, the Company continues to face increased competition from five other companies with growth hormone products. Three of these competitors have also received approval to market their existing human growth hormone products for additional indications. The Company expects such competition to have an adverse effect on its sales of Protropin, Nutropin and Nutropin AQ and such effect could be material.

Other competitive factors affecting the Company's product sales include, but are not limited to: the timing of FDA approval, if any, of additional competitive products, pricing decisions made by the Company, the degree of patent protection afforded to particular products, the outcome of litigation involving the Company's patents and patents of competing companies for products and processes related to production and formulation of those products, the increasing use and development of alternate therapies, and the rate of market penetration by competing products.

Royalty and Contract Revenues: Royalty and contract revenues in future periods could vary significantly from 1997 levels. Major factors affecting these revenues include, but are not limited to: HLR's decisions to exercise or not to exercise its option to develop and sell the Company's future products in non-U.S. markets and the timing and amount of related development cost reimbursement, if any; variations in HLR's sales and other licensees' sales of licensed products; the expiration of royalties from Lilly in 1998 for its sales of insulin which contribute substantially to current royalty revenues; fluctuations in foreign currency exchange rates; the initiation of other new contractual arrangements with other companies; the timing of non-U.S. approvals, if any, for products licensed to HLR; whether and when contract benchmarks are achieved; and the conclusion of existing arrangements with other companies and HLR.

R&D: The Company intends to continue to develop new products and is committed to aggressive R&D investment. Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond the Company's control. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons: they may be found to be ineffective or to have harmful side effects in preclinical or clinical testing; they may fail to receive necessary regulatory approvals; they may turn out to be uneconomical because of manufacturing costs or other factors; or they may be precluded from commercialization by the proprietary rights of others or by competing products or technologies for the same indication. Success in preclinical and early clinical trials does not ensure that large scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations which may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

The Company currently has several products in late-stage clinical testing and anticipates that its R&D expenses will continue at a high percentage of revenues over the short-term. Over the long-term, however, as revenues increase, R&D as a percent of revenues should decrease to the 20 to 25% range. Factors affecting the Company's R&D expenses include, but are not limited to: the outcome of clinical trials currently being conducted, the number of products entering into development from late-stage research, in-licensing activities, including the timing and amount of related development funding or milestone payments, and future levels of revenues.

As part of the Company and HLR's agreed upon changes to the license agreement, HLR has assumed development of Xubix on its own. As a result, the Company will not be incurring future Xubix related R&D costs unless it decides to opt-in on the development of this product. Such costs, net of amounts reimbursed by HLR, were approximately $4.6 million for 1997.

In September 1997, the Company decided to discontinue development of IGF-I in Type I and Type II diabetes mellitus. As a result, the Company will not be incurring future IGF-I related R&D costs, net of amounts reimbursed by HLR, which were approximately $16.1 million for 1997.

In addition, the Company announced in early October 1997 that it opted-out of development and returned to IDEC the Company's marketing rights for IDEC-Y2B8, a radioimmunotherapy under investigation for the treatment of relapsed or refractory B-cell NHL. As a result, the Company discontinued its R&D funding to IDEC for the development of IDEC-Y2B8. Such funding for 1997 was immaterial.

Income Tax Provision: The Company expects its effective tax rate to increase from the current rate of 24% to approximately 28% in 1998 and continue at or near 35% for the next several years dependent upon several factors. These factors include, but are not limited to, changes in tax laws and rates, future levels of R&D spending, the outcome of clinical trials of certain development products, the Company's success in commercializing such products, and potential competition regarding the products.

Uncertainties Surrounding Proprietary Rights: The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, the breadth of claims allowed in such companies' patents cannot be predicted. Patent disputes are frequent and can preclude commercialization of products. The Company has in the past, is currently and may in the future, be involved in material patent litigation. Such litigation is costly in its own right and could subject the Company to significant liabilities to third-parties and, if decided adversely, the Company may need to obtain third-party licenses at a material cost or cease using the technology or product in dispute. The presence of patents or other proprietary rights belonging to other parties may lead to the termination of R&D of a particular product. The Company believes it has strong patent protection or the potential for strong patent protection for a number of its products that generate sales and royalty revenue or that the Company is developing; however, the courts will determine the ultimate strength of patent protection of the Company's products and those on which the Company earns royalties.

Year 2000: Some of the Company's older computer software programs were written using two digit fields rather than four digit fields to define the applicable year (i.e., "98" in the computer code refers to the year "1998"). As a result, time-sensitive functions of those software programs may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century (i.e., "02" could be interpreted as "1902" rather than "2002"). This could cause system failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

The Company has developed plans to address the potential exposures related to the impact on its computer systems for the Year 2000 and beyond. An assessment of key financial, informational and operational systems to determine if they are Year 2000 compliant has been completed. Detailed plans and timelines for implementation and testing of modifications and corrections to the computer systems have been or are in process of being developed to address computer systems problems as required by December 31, 1999. The Company believes that with these detailed plans and completed modifications, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely fashion, the Year 2000 issue could have a material impact on the operations of the Company.

The total cost of the Year 2000 systems assessments and conversions is funded through operating cash flows and the Company is expensing these costs. The financial impact of making the required systems changes can not be known precisely at this time, but is not expected to be material to the Company's financial position, results of operations or cash flows.

Liquidity: The Company believes that its cash, cash equivalents, and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet its foreseeable operating cash requirements. In addition, the Company believes it could access additional funds from the capital and debt markets. Factors affecting the Company's cash position include, but are not limited to, future levels of the Company's product sales, royalty and contract revenues, expenses, in-licensing activities, including the timing and amount of related development funding or milestone payments, and capital expenditures.

Roche Holdings, Inc.: At December 31, 1997, Roche held approximately 66.9% of the Company's outstanding common equity. The Company expects to continue to have material transactions with Roche, including royalty and contract revenues, product sales and joint product development costs.

Market Risk: The Company is exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. The Company does not use derivatives for speculative purposes.

A discussion of the Company's accounting policies for financial instruments and further disclosures relating to financial instruments is included in the Description of Business and Significant Accounting Policies and the Financial Instruments notes in the Notes to Consolidated Financial Statements.

The Company maintains risk management control systems to monitor the risks associated with interest rates, foreign currency exchange rates and equity investment price changes, and its derivative and financial instrument positions. The risk management control systems use analytical techniques, including sensitivity analysis, and market values. Though the Company intends for its risk management control systems to be comprehensive, there are inherent risks which may only be partially offset by the Company's hedging programs should there be unfavorable movements in interest rates, foreign currency exchange rates or equity investment prices.

The estimated exposures discussed below are intended to measure the maximum amount the Company could lose from adverse market movements in interest rates, foreign currency exchange rates and equity investment prices, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The exposures to interest rate, foreign currency exchange rate and equity investment price changes are calculated based on proprietary modeling techniques from a Monte Carlo simulation value at risk model (value at risk model) using a 30-day holding period and a 95% confidence level. The value at risk model assumes non-linear financial returns and generates potential paths various market prices could take and tracks the hypothetical performance of a portfolio under each scenario to approximate its financial return. The value at risk model takes into account correlations and diversification across market factors, including interest rates, foreign currencies and equity prices. Market volatilities and correlations are based on JP Morgan Riskmetrics, trademark, dataset as of December 31, 1997.

     Interest Rates - The Company's interest income is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents, short-term investments, convertible equity loans and long-term investments. To mitigate the impact of fluctuations in U.S. interest rates, the Company may enter into swap transactions which involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal. By investing the Company's cash in an amount equal to the notional amount of the swap contract, with a maturity date equal to the maturity date of the floating rate obligation, the Company hedges itself from any potential earnings impact due to changes in interest rates.

Based on the Company's overall interest rate exposure at December 31, 1997, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect the fair value of interest rate sensitive instruments.

     Foreign Currency Exchange Rates - The Company receives royalty revenues from licensees selling products in countries throughout the world. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company's licensed products are sold. The Company is exposed to changes in exchange rates in Europe, Asia and Canada. The Company's exposure to foreign exchange rates primarily exists with the German Mark. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect the Company's royalty revenues as expressed in U.S. dollars. In addition, as part of its overall investment strategy, the Company has three portfolios that are managed by external money managers and these portfolios consist primarily of non-dollar denominated investments. As a result, the Company is exposed to changes in the exchanges rates of the countries in which these non-dollar denominated investments are made.

To mitigate this risk, the Company hedges certain of its anticipated revenues by purchasing option contracts with expiration dates and amounts of currency that are based on 40%-90% of probable future revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partly offset by an associated increase in the value of the option. The duration of these options is generally one to four years. The Company may also enter into foreign currency forward contracts (forward contracts) to lock in the dollar value of a portion of these anticipated revenues. The duration of these forward contracts is generally less than one year. Also, to hedge the non-dollar denominated investments in the externally managed portfolios, the external money managers also enter into forward contracts.

Based on the Company's overall currency rate exposure at December 31, 1997, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the fair value of foreign currency sensitive instruments.

     Equity Investment Securities - As part of its strategic alliance efforts, the Company invests in equity instruments of biotechnology companies that are subject to fluctuations from market value changes in stock prices.
To mitigate this risk, certain equity securities are hedged with costless collars. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects the Company from a decline in the market value of the security below a certain minimum level (the put "strike" level); while the call effectively limits the Company's potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level). In addition, as part of its strategic alliance efforts, the Company has issued interest bearing convertible equity loans.

Based on the Company's overall exposure to fluctuations from market value changes in equity prices at December 31, 1997, a near-term change in equity prices within a 95% confidence level based on historic volatilities could result in a potential loss in fair value of the equity securities portfolio of $11.3 million.

Credit Risk of Counterparties: The Company could be exposed to losses related to the above financial instruments should one of its counterparties default. This risk is mitigated through credit monitoring procedures.
Legal Proceedings: The Company is a party to various legal proceedings including patent infringement cases and various cases involving product liability and other matters. See the Leases, Commitments and Contingencies note in the Notes to Consolidated Financial Statements for further information.

REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The Company has prepared the financial statements, presented on pages 42 to 60, in accordance with generally accepted accounting principles. As such, the statements include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

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

The selection of Ernst & Young LLP as the Company's independent auditors has been approved by the Company's Board of Directors and ratified by the stockholders. The Audit Committee of the Board of Directors is composed of four non-management directors who meet regularly with management and the independent auditors and the general auditor, jointly and separately, to review the adequacy of internal accounting controls and auditing and financial reporting matters to ascertain that each is properly discharging its responsibilities.



Arthur D. Levinson, Ph.D.  Louis J. Lavigne, Jr.      Bradford S. Goodwin
President and              Executive Vice President   Vice President - Finance
Chief Executive Officer    and Chief Financial Officer




CONSOLIDATED STATEMENTS OF INCOME
(thousands, except per share amounts)
YEAR ENDED DECEMBER 31                           1997        1996         1995
---------------------------------------------------------------------------------
Revenues
  Product sales (including amounts from
      related parties: 1997-$17,396;
      1996-$13,216; 1995-$1,776)            $  584,889    $ 582,829    $ 635,263
  Royalties (including amounts
      from related parties: 1997-$25,362;
      1996-$26,240; 1995-$12,492)              241,112      214,702      190,811
  Contract and other (including amounts
      from related parties: 1997-$67,596;
      1996-$95,299; 1995-$13,448)              121,587      107,037       31,209
  Interest                                      69,160       64,110       60,562
                                             ------------------------------------

      Total revenues                         1,016,748      968,678      917,845

Costs and expenses
  Cost of sales (including amounts from
      related parties:  1997-$14,348;
      1996-$10,900; 1995-$6,963)               102,536      104,527       97,930
  Research and development (including
      contract related: 1997-$67,596;
      1996-$50,586; 1995-$17,124)              470,923      471,143      363,049
  Marketing, general and administrative        269,852      240,063      251,653
  Special charge (primarily merger related)         --           --       25,000
  Interest                                       3,642        5,010        7,940
                                            -------------------------------------

      Total costs and expenses                 846,953      820,743      745,572


Income before taxes                            169,795      147,935      172,273
Income tax provision                            40,751       29,587       25,841
                                            -------------------------------------

Net income                                   $ 129,044    $ 118,348    $ 146,432
                                            =====================================

Earnings per share:
  Basic                                      $    1.05    $    0.98    $   1.24
  Diluted                                    $    1.02    $    0.95    $   1.20
                                            =====================================

Weighted average shares used to compute
  diluted earnings per share:                  126,397      123,969     121,748
                                            =====================================


               See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)
                                                                  Increase in Cash and
                                                                    Cash Equivalents
YEAR ENDED DECEMBER 31                                         1997       1996       1995
--------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                              $ 129,044   $ 118,348   $ 146,432
Adjustments to reconcile net income to
   net cash provided by operating activities:
         Depreciation and amortization                       65,533      62,124      58,421
         Deferred income taxes                               19,660     (34,021)    (22,655)
         Gain on sales of securities available-for-sale     (13,203)     (1,010)     (7,589)
         Loss on sales of securities available-for-sale       2,096         663         157
         Writedown of securities available-for-sale           4,000           -       6,609
         Loss on fixed asset dispositions
            (including merger-related in 1995)                  318       5,309       1,032
         Other                                                    -           -        (234)
Changes in assets and liabilities:
         Net cash flow from trading securities             (109,132)     (8,184)    (50,014)
         Receivables and other current assets                11,194     (30,416)    (28,446)
         Inventories                                        (24,083)      1,705       9,552
         Accounts payable, other current
            liabilities and other long-term
            liabilities                                      32,897      25,153      20,682
                                                          ----------------------------------
  Net cash provided by operating activities                 118,324     139,671     133,947

Cash flows from investing activities:
  Purchases of securities held-to-maturity                 (304,932)   (634,124)   (682,396)
  Proceeds from maturities of securities
     held-to-maturity                                       455,317     772,922     924,345
  Purchases of securities available-for-sale               (512,727)   (304,806)   (353,118)
  Proceeds from sales of securities available-
     for-sale                                               410,395     182,564     101,591
  Purchases of nonmarketable equity securities                    -      (9,323)          -
  Capital expenditures                                     (154,902)   (141,837)    (70,166)
  Change in other assets                                    (61,529)     (7,046)    (37,948)
                                                         -----------------------------------
  Net cash used in investing activities                    (168,378)   (141,650)   (117,692)

Cash flows from financing activities:
  Stock issuances                                            87,259      72,558      54,946
  Reduction in long-term debt,
     including current portion                                    -        (358)       (871)
                                                         -----------------------------------
  Net cash provided by financing activities                  87,259      72,200      54,075
                                                         -----------------------------------
Increase in cash and cash equivalents                        37,205      70,221      70,330
Cash and cash equivalents at beginning of year              207,264     137,043      66,713
                                                         -----------------------------------
Cash and cash equivalents at end of year                  $ 244,469   $ 207,264   $ 137,043
                                                         ===================================
Supplemental cash flow data:
  Cash paid during the year for:
      Interest, net of portion capitalized                $   3,642   $   5,010   $   7,917
      Income taxes                                           15,474      52,243      44,699


                        See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except par value)

DECEMBER 31                                               1997            1996
--------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                         $   244,469     $   207,264
  Short-term investments                                588,853         415,900
  Accounts receivable - trade (net of
      allowances of: 1997-$8,826; 1996-$4,110)           71,415          77,785
  Accounts receivable - other (net of
      allowances of: 1997-$5,709; 1996-$3,759)           73,444          86,450
  Accounts receivable - related party                    44,386          33,377
  Inventories                                           116,026          91,943
  Prepaid expenses and other current assets              55,325          42,365
                                                  ------------------------------
      Total current assets                            1,193,918         955,084

Long-term marketable securities                         453,188         535,916
Property, plant and equipment, net                      683,304         586,167
Other assets                                            177,202         149,205
                                                  ------------------------------
Total assets                                        $ 2,507,612     $ 2,226,372
                                                  ==============================
Liabilities and stockholders' equity:
Current liabilities:
  Accounts payable                                  $    48,992     $    45,501
  Income taxes payable                                   40,293          18,530
  Accrued liabilities - related party                    15,427           9,908
  Other accrued liabilities                             184,845         176,012
                                                  ------------------------------
      Total current liabilities                         289,557         249,951
Long-term debt                                          150,000         150,000
Other long-term liabilities                              36,830          25,362
                                                  ------------------------------
Total liabilities                                       476,387         425,313
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.02 par value; authorized:
      100,000,000 shares; none issued                         -               -
  Special common stock, $0.02 par value;
      authorized: 100,000,000 shares; outstanding:
      1997-47,606,785; 1996-44,805,755                      952             896
  Common stock, $0.02 par value;
      authorized: 200,000,000 shares;
      outstanding: 1997-76,621,009;
      1996-76,621,009                                     1,532           1,532
  Additional paid-in capital                          1,463,768       1,362,585
  Retained earnings (since October 1, 1987
      quasi-reorganization)                             511,141         382,097
  Net unrealized gain on securities
      available-for-sale                                 53,832          53,949
                                                 -------------------------------
      Total stockholders' equity                      2,031,225       1,801,059
                                                 -------------------------------
Total liabilities and stockholders' equity          $ 2,507,612     $ 2,226,372
                                                 ===============================


               See Notes to Consolidated Financial Statements.

<CAPITON>
                              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                 (thousands)

                                            1997                  1996                 1995
Year ended December 31               -------------------   -------------------   -------------------
                                      Shares     Amount     Shares     Amount     Shares     Amount
                                     --------   --------   --------   --------   --------   --------
Special common stock
  Beginning balance                   44,806     $  896     42,647     $  853          -          -
  Issuance of stock upon exercise
    of options and warrants            2,801         56      2,159         43        298      $   6
  Conversion of common stock
    to special common stock                -          -          -          -     42,349        847
                                     ---------------------------------------------------------------
  Ending balance                      47,607        952     44,806        896     42,647        853
                                     ---------------------------------------------------------------

Redeemable common stock
  Beginning balance                        -          -          -          -     50,106      1,002
  Issuance of stock upon exercise
    of options and warrants                -          -          -          -        679         14
  Issuance of stock under
    employee stock plan                    -          -          -          -        322          6
  Conversion of redeemable
    common stock to common stock           -          -          -          -    (51,107)    (1,022)
                                     ---------------------------------------------------------------
  Ending balance                           -          -          -          -          -          -
                                     ---------------------------------------------------------------
Common stock
  Beginning balance                   76,621      1,532     76,621      1,532     67,133      1,343
  Issuance of stock upon exercise
    of options and warrants                -          -          -          -        512         10
  Issuance of stock under
    employee stock plan                    -          -          -          -        218          4
  Conversion of redeemable
    common stock to common stock           -          -          -          -     51,107      1,022
  Conversion of common stock
    to special common stock                -          -          -          -    (42,349)      (847)
                                     ---------------------------------------------------------------
  Ending balance                      76,621      1,532     76,621      1,532     76,621      1,532
                                     ---------------------------------------------------------------
Additional paid-in capital
  Beginning balance                           1,362,585             1,281,640             1,207,720
  Issuance of stock upon exercise
    of options and warrants                      68,346                55,103                37,087
  Issuance of stock under
    employee stock plan                          18,857                17,412                17,819
  Income tax benefits
    realized from employee
    stock option exercises                       13,980                 8,430                 7,204
  Tax benefits arising prior
    to quasi-reorganization                           -                     -                11,810
                                             ----------            ----------           -----------
  Ending balance                              1,463,768             1,362,585             1,281,640
                                             ----------            ----------           -----------
Retained earnings
  Beginning balance                             382,097               263,749               129,127
  Net income                                    129,044               118,348               146,432
  Tax benefits arising prior
    to quasi-reorganization                           -                     -               (11,810)
                                             ----------            ----------           -----------
  Ending balance                                511,141               382,097               263,749
                                             ----------            ----------           -----------
Net unrealized gain on securities
  Beginning balance                              53,949                54,273                 9,592
  Net unrealized (loss) gain on
    securities available-for-sale                  (117)                 (324)               44,681
                                             ----------            ----------            ----------

  Ending balance                                 53,832                53,949                54,273
                                             ----------            ----------            ----------

Total stockholders' equity                   $2,031,225            $1,801,059            $1,602,047
                                             ==========            ==========            ==========

                               See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Genentech, Inc. (the Company) is a biotechnology company that discovers, develops, manufactures and markets human pharmaceuticals produced by recombinant DNA technology for significant unmet medical needs. The Company manufactures and markets seven products directly in the United States (U.S.) and sells these products to F. Hoffmann-La Roche Ltd (HLR) for HLR to sell outside of the U.S. Of these seven products, HLR has the right to sell six in Canada and two in a number of countries. In addition, the Company receives royalties from HLR's sales of these products, and receives royalties from HLR and other licensees from sales of five other products which originated from the Company's technology.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all significant subsidiaries. Material intercompany balances and transactions are eliminated.

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

Short-term Investments and Long-term Marketable Securities: The Company invests its excess cash balances in short-term and long-term marketable securities, primarily corporate notes, certificates of deposit and treasury notes. As part of its strategic alliance efforts, the Company also invests in equity securities and interest bearing convertible debt of other biotechnology companies. Marketable equity securities are accounted for as available-for-sale investment securities as described below. Nonmarketable equity securities and convertible debt are carried at cost. At December 31, 1997 and 1996, the Company had investments of $55.2 million and $15.7 million, respectively, in convertible debt of various biotechnology companies.

Investment securities are classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their contractual maturity dates. Held-to-maturity securities are stated at amortized cost, including adjustments for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value.
Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in stockholders' equity. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. The cost of all securities sold is based on the specific identification method.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the following estimated useful lives of the assets: buildings - 25 years; certain manufacturing equipment - 15 years; other equipment - 4 or 8 years; leasehold improvements - length of applicable lease. The costs of repairs and maintenance are expensed as incurred. Repairs and maintenance expenses for the years ended December 31, 1997, 1996 and 1995 were $32.9 million, $28.8 million and $22.1 million, respectively. Capitalized interest on construction-in-progress of $3.9 million in 1997, $2.5 million in 1996 and $1.5 million in 1995 is included in property, plant and equipment.

Property, plant and equipment balances at December 31 are summarized below
(in thousands):
                                                        1997            1996
     -------------------------------------------------------------------------
     At cost:
       Land                                        $   69,010        $  67,619
       Buildings                                      339,708          297,888
       Equipment                                      494,874          428,738
       Leasehold improvements                           3,270           12,314
       Construction in progress                       152,533           99,708
                                                  ----------------------------
                                                    1,059,395          906,267
     Less: accumulated depreciation                   376,091          320,100
                                                  ----------------------------
     Net property, plant and equipment             $  683,304        $ 586,167
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

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $39.8 million, $36.0 million, and $30.2 million in 1997, 1996, and 1995, respectively, and are classified in marketing, general and administrative expenses.

Advertising Expenses: The Company expenses the costs of advertising, which also includes promotional expenses, as incurred. Advertising expenses for the years ended December 31, 1997, 1996, and 1995, were $41.8 million, $28.0 million, and $29.2 million, respectively.

Income Taxes: The Company accounts for income taxes by the asset and liability approach for financial accounting and reporting of income taxes. The Company's method of accounting for operating loss and tax credit carryforwards arising prior to the date of the Company's quasi-reorganization in 1987 is described in the Quasi-Reorganization note.

Earnings Per Share: Basic earnings per share is computed based on the weighted average number of shares of the Company's special common stock and common stock. Diluted earnings per share is computed based on the weighted average number of shares of the Company's special common stock, common stock and common stock equivalents, if dilutive. See also the New Accounting Standards section below.

Financial Instruments: The Company uses external money managers to manage part of its investment portfolio that is held for trading purposes. This externally managed investment portfolio consists entirely of debt securities. When the money managers purchase securities denominated in a foreign currency, they enter into foreign currency forward contracts which are recorded at fair value with the related gain or loss recorded in interest income.
The Company purchases simple foreign currency put options (options) with expiration dates and amounts of currency that are based on a portion of probable non-dollar revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partially offset by an associated increase in the value of the options. See the Financial Instruments note for further discussion. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. Realized gains and losses are recorded in the income statement with the related hedged revenues.
Options are generally terminated, or offsetting contracts are entered into, upon determination that purchased options no longer qualify as a hedge or are determined to exceed probable anticipated net foreign revenues. The realized gains and losses are recorded as a component of other revenues. For early termination of options that qualify as hedges, the gain or loss on termination will be deferred through the original term of the option and then recognized as a component of the hedged revenues. Changes in the fair value of hedging instruments that qualify as a hedge are not recognized and changes in the fair value of instruments that do not qualify as a hedge would be recognized in other revenues.

The Company may also enter into foreign currency forward contracts (forward contracts) as hedging instruments. Forward contracts are recorded at fair value, and any gains and losses from these forward contracts are recorded in the income statement with the related hedged revenues. Financial instruments, such as forward contracts, not qualifying as hedges under generally accepted accounting principles are marked to market with gains or losses recorded in other revenues if they occur.

Interest rate swaps (swaps) have been used and may be used in the future to adjust the duration of the investment portfolio in order to meet duration targets. Interest rate swaps are contracts in which two parties agree to swap future streams of payments over a specified period. See the Financial Instruments note for further discussion. The accrued net settlement amounts on swaps are reflected on the balance sheet as other accounts receivable or other accrued liabilities. Net payments made or received on swaps are included in interest income as adjustments to the interest received on invested cash. Amounts deferred on terminated swaps are classified as other assets and are amortized to interest income over the original contractual term of the swaps by a method that approximates the level-yield method. For early termination of swaps where the underlying asset is not sold, the amount of the terminated swap is deferred and amortized over the remaining life of the original swap. For early termination of swaps with the corresponding termination or sale of the underlying asset, the amounts are recognized through interest income. Changes in the fair value of swap hedging instruments that qualify as a hedge are not recognized and changes in the fair value of swap instruments that do not qualify as a hedge would be recognized in other income.

The Company's marketable equity portfolio consists primarily of biotechnology companies whose risk of market fluctuations is greater than the stock market in general. To manage this risk, the Company enters into certain costless collar instruments to hedge certain equity securities against changes in market value. See the Financial Instruments note for further discussion. Gains and losses on these instruments are recorded as an adjustment to unrealized gains and losses on marketable securities with a corresponding receivable or payable recorded in short-term or long-term other assets or liabilities. Equity collar instruments that do not qualify for hedge accounting and early termination of these instruments with the sale of the underlying security would be recognized through earnings. For early termination of these instruments without the sale of the underlying security, the time value would be recognized through earnings and the intrinsic value will adjust the cost basis of the underlying security.

401(k) Plan: The Company's 401(k) Plan (Plan) covers substantially all of its employees. Under the Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company matches a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. During 1997, 1996, and 1995, the Company provided $6.7 million, $6.1 million, and $5.6 million, respectively, for the Company match under the Plan.

New Accounting Standards: On December 31, 1997, the Company adopted Statement of Financial Accounting Standards (FAS) 128, "Earnings per Share." As a result, the Company has changed the method used to compute earnings per share
(EPS) and has restated all prior periods as required by FAS 128. The adoption of FAS 128 did not have a material impact on the Company's results of operations. The following is a reconciliation of the numerator and denominators of the basic and diluted EPS computations for the years ended December 31, 1997, 1996 and 1995 (in thousands).

                                      1997         1996         1995
                                  -------------------------------------
Numerator:
 Net income - numerator for
  basic and diluted EPS:          $ 129,044     $ 118,348     $ 146,432
                                  ---------     ---------     ---------
Denominator:
 Denominator for basic EPS--
  weighted-average shares           123,042       120,623       118,271

 Effect of dilutive securities:
  Stock options                       3,355         3,325         3,440
  Warrants                                -            21            37
                                  ---------     ---------     ---------
 Denominator for diluted EPS
 --adjusted weighted-average
   shares and assumed conversions   126,397       123,969       121,748
                                  =========     =========    ==========

Options to purchase 103,700 shares of common stock at $59.00 per share, 5,251,665 shares of common stock at $54.25 per share and 17,500 shares of common stock at $51.63 per share were outstanding during 1997, 1996 and 1995, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive. See Capital Stock note for information on option expiration dates.

During 1997, 1996 and 1995, the Company had convertible subordinated debentures which are convertible to 1,013,514 shares of common stock, but were not included in the computation of diluted earnings per share because they were anti-dilutive. See the Long-Term Debt note for additional information on the convertible subordinated debentures.

The Financial Accounting Standards Board also issued FAS 130, Reporting Comprehensive Income, and FAS 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997, which requires additional disclosures to be adopted on December 31, 1998. Under FAS 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements. FAS 131 requires that the Company report financial and descriptive information about its reportable operating segments. The Company is evaluating the impact on its disclosures, if any.



Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in first-out method. Inventories at December 31, 1997 and 1996 are summarized below (in thousands):
                                                     1997        1996
     ------------------------------------------------------------------

     Raw materials and supplies                   $ 17,544    $ 17,971
     Work in process                                84,831      61,368
     Finished goods                                 13,651      12,604
                                                 ----------------------
     Total                                        $116,026    $ 91,943
                                                 ======================

Reclassifications: Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

HLR contributed approximately 11% of the Company's total revenues in 1997, 14% in 1996, and less than 10% in 1995. See the Related Party Transactions note below for further information. Two major customers, Caremark, Inc. and Bergen Brunswig, contributed 10% or more of the Company's total revenues in each of the last three years. Caremark, Inc., which accounted for 14%, 15% and 18% of total revenues in 1997, 1996 and 1995, respectively, distributes Protropin, registered trademark, Nutropin, registered trademark, Nutropin AQ, registered trademark, Pulmozyme, registered trademark, and Actimmune, registered trademark, through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a wholesale distributor of all of the Company's products, contributed 10% in 1997 and 1996 and 11% in 1995.

Approximate foreign sources of revenues were as follows (in millions):

                         1997       1996       1995
----------------------------------------------------

Europe                 $139.5     $146.4     $112.0
Asia                     34.2       17.8       23.6
Canada                   11.7       11.1       25.0


The Company currently sells primarily to distributors and hospitals throughout the U.S., performs ongoing credit evaluations of its customers' financial condition and extends credit without collateral. In 1997, 1996 and 1995, the Company did not record any material additions to, or losses against, its provision for doubtful accounts.

RESEARCH AND DEVELOPMENT ARRANGEMENTS

To gain access to potential new products and technologies and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with, including the acquisition of both marketable and non-marketable equity investments and convertible debt in companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. Potential future payments may be due to certain collaborative partners achieving certain benchmarks as defined in the collaborative agreements. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.

SPECIAL CHARGE

The $25.0 million special charge in 1995 includes $21.0 million related to the merger agreement (the Agreement) with Roche Holdings, Inc. (Roche), discussed in the Relationship with Roche Holdings, Inc. note, and $4.0 million of charges associated with the resignation of the Company's former President and Chief Executive Officer. The merger expenses include legal expenses, investment banking fees, filing fees and other costs related to the Agreement with Roche, as well as charges associated with the settlement of stockholder lawsuits filed after the transaction was announced.

INCOME TAXES

The income tax provision consists of the following amounts (in thousands):

                                1997       1996       1995
--------------------------------------------------------------

Current:
  Federal                    $ 30,617   $ 61,502   $ 43,997
  State                           432      2,104      4,467
  Foreign                           2          2         32
                            ----------------------------------

     Total current             31,051     63,608     48,496
                            ----------------------------------
Deferred:
  Federal                      23,799    (34,021)   (12,319)
  State                       (14,099)         -    (10,336)
                            ----------------------------------
     Total deferred             9,700    (34,021)   (22,655)
                            ----------------------------------

Total income tax provision   $ 40,751   $ 29,587   $ 25,841
                            ==================================

Actual current tax liabilities are lower than reflected above by $14.0 million, $8.4 million and $7.2 million in 1997, 1996 and 1995, respectively, due to employee stock option related tax benefits which were credited to stockholders' equity. The deferred provision excludes activity in the net deferred tax assets relating to appreciation in securities available-for-sale in the amount of $10.0 million.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                                                 Tax Rate
                                         1997 Amount   ---------------------------
                                        (thousands)     1997       1996       1995
----------------------------------------------------------------------------------
Tax at U.S. statutory rate               $ 59,428       35.0%      35.0%      5.0%
R&D credits realized                      (19,298)     (11.4)      (3.0)    (15.9)
Tax benefit of realized gains on
  securities available-for-sale            (6,517)      (3.8)         -         -
Adjustment of deferred tax assets
  valuation allowance                           -          -      (15.3)    (13.1)
Foreign losses (benefited) not benefited        -          -       (3.4)      2.8
State taxes                                 3,871        2.3        2.3       2.6
Other                                       3,267        1.9        4.4       3.6
                                         -----------------------------------------

Income tax provision                     $ 40,751       24.0%      20.0%     15.0%
                                         =========================================



The components of deferred taxes consist of the following at December 31 (in thousands):

                                                           1997          1996
------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                         $ 55,137      $ 58,842
   Unrealized gain on sale of securities
     available-for-sale                                   25,086        21,017
   Other                                                   2,173        10,543
                                                    --------------------------

      Total deferred tax liabilities                      82,396        90,402

Deferred tax assets:
   Capitalized R&D costs                                  33,950        34,280
   Federal credit carryforwards                          100,400       111,400
   Expenses not currently deductible                      35,000        38,368
   State credit carryforwards                             28,365        26,710
   Other                                                   4,398         6,340
                                                    --------------------------

      Total deferred tax assets                          202,113       217,098

      Valuation allowance                                (48,508)      (35,827)
                                                    --------------------------

      Total net deferred tax assets                      153,605       181,271
                                                    --------------------------

Total net deferred taxes                               $  71,209     $  90,869
                                                    ==========================


Total tax credit carryforwards of $128.8 million expire in the years 1998 through 2012, except for $43.0 million of alternative minimum tax credits which have no expiration date. The valuation allowance at December 31, 1997, reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

The valuation allowance increased by $12.7 million in 1997, decreased by $17.0 million in 1996 and decreased by $31.6 million in 1995. Realization of net deferred taxes depends on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, as well as the scientific success, results of clinical trials and regulatory approval of products under development.


















INVESTMENT SECURITIES

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1997 and 1996 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1997                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 256,428   $    686    $  (4,487)  $ 252,627
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  46,262   $ 75,796    $  (2,147)  $ 119,911
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years          38,330        577           (3)     38,904
Corporate debt securities
  maturing:
       within 1 year               98,073         51           (8)     98,116
       between 1-5 years           98,283        770         (103)     98,950
       between 5-10 years         146,921      4,053            -     150,974
Other debt securities
  maturing:
       within 1 year               40,314          -         (578)     39,736
       between 1-5 years           40,323          -       (2,008)     38,315
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 508,506   $ 81,247    $  (4,847)  $ 584,906
                                ==============================================

SECURITIES HELD-TO-MATURITY
 (carried at amortized cost):

Corporate debt securities
  maturing:
       within 1 year            $ 193,295   $     19            -   $ 193,314
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $ 193,295   $     19            -   $ 193,314
                                ==============================================



















                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1996                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 144,460   $  1,932    $ (2,897)    $ 143,495
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  42,773   $ 56,347    $ (1,376)    $  97,744
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       within 1 year               51,179          -         (71)       51,108
       between 1-5 years          103,057      1,299        (209)      104,147
       between 5-10 years         113,176      1,001      (2,114)      112,063
Other debt securities
  maturing:
       within 1 year               46,583         27           -        46,610
       between 1-5 years           43,954        185         (94)       44,045
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 400,722   $ 58,859    $ (3,864)    $ 455,717
                                ==============================================

SECURITIES HELD-TO-MATURITY*
 (carried at amortized cost):
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       within 1 year            $  76,718   $     31           -     $  76,749
       between 5-10 years          30,155          -    $   (777)       29,378
Other debt securities
  maturing:
       within 1 year               91,664          4         (35)       91,633
       between 1-5 years          141,553        576         (27)      142,102
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $ 340,090   $    611    $   (839)    $ 339,862
                                ==============================================


* Interest rate swap arrangements are used to modify the duration of certain held-to-maturity securities. The average effective maturity of the portfolio was 2.5 years at December 31, 1996.

















The carrying value of all investment securities held at December 31, 1997 and 1996 is summarized below (in thousands):


 Security                                                    1997        1996
------------------------------------------------------------------------------
Trading securities                                         $252,627   $143,495
Securities available-for-sale maturing within one year      137,852     97,718
Securities held-to-maturity maturing within one year        193,295     68,382
Accrued interest                                              5,079      6,305
                                                           --------   --------
     Total short-term investments                          $588,853   $415,900
                                                           ========   ========

Securities available-for-sale maturing between
  1-10 years, including equity securities                  $447,054   $357,999
Securities held-to-maturity maturing between 1-10 years           -    171,708
Accrued interest                                              6,134      6,209
                                                           --------   --------
     Total long-term marketable securities                 $453,188   $535,916
                                                           ========   ========

In 1997, proceeds from the sales of available-for-sale securities totaled $410.4 million; gross realized gains totaled $13.2 million and gross realized losses totaled $2.1 million. In 1996, proceeds from sales of available-for-sale securities totaled $182.6 million; gross realized gains totaled $1.0 million and gross realized losses totaled $0.7 million. In 1995, proceeds from sales of available-for-sale securities totaled $101.6 million; gross realized gains totaled $7.6 million and gross realized losses totaled $0.2 million. The Company recorded charges in 1997 and 1995 of $4.0 million and $6.6 million, respectively, to write down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary. In 1996, there were no such write downs.

During the year ended December 31, 1997 and 1996, net unrealized holding losses on trading securities included in net income totaled $3.8 million and $1.0 million, respectively. In 1995, such losses were not material.

Marketable debt securities held by the Company are issued by a diversified selection of corporate and financial institutions with strong credit ratings. The Company's investment policy limits the amount of credit exposure with any one institution. These debt securities are generally not collateralized. The Company has not experienced any material losses due to credit impairment on its investments in marketable debt securities in the years 1997, 1996 and 1995.

FINANCIAL INSTRUMENTS

Foreign Currency Instruments: Certain of the Company's revenues are earned outside of the U.S. Moreover, the Company's foreign currency denominated revenues exceed its foreign currency denominated expenses; therefore, risk exists that net income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To hedge anticipated non-dollar denominated net revenues, the Company currently purchases options and enters into forward contracts. At December 31, 1997, the Company had hedged approximately 75% of probable net foreign revenues anticipated within 12 months and between 40% and 75% of its probable net foreign revenues through the year 2000. At December 31, 1997 and 1996, the notional amount of the options totaled $122.9 million and $100.3 million, respectively, and consisted of the following currencies: Australian dollars, Canadian dollars, German marks, Spanish pesetas, French francs, British pounds, Italian lire, Japanese yen and Swedish krona. All option contracts mature within the next three years. The fair value of the options is based on exchange rates and market conditions at December 31, 1997 and 1996. At December 31, 1996, the U.S. dollar equivalent of the notional amount of the forward sell contracts was $34.3 million and the forward buy contracts totaled $0.4 million, respectively. All forward contracts were closed out at the end of December 31, 1997.

Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. The Company has not experienced any material losses due to credit impairment of its foreign currency instruments.

Interest Rate Swaps: Interest income is subject to fluctuations as U.S. interest rates change. To manage this risk, the Company periodically establishes duration targets for its investment portfolio that reflect its anticipated use of cash and fluctuations in market rates of interest. The Company enters into swaps as part of its overall strategy of managing the duration of its cash portfolio. For each swap, the Company receives interest based on fixed rates and pays interest to counterparties based on floating rates [three- or six-month London Inter-Bank Offered Rate (LIBOR)] on a notional principal amount. By designating a swap with a pool of short-term securities equal in size to the notional amount of the swap, an instrument with an effective interest rate and maturity equal to the term of the swap is created. Increases (decreases) in swap variable payments caused by rising (falling) interest rates will be essentially offset by increased (reduced) interest income on the related short-term investments, while the fixed rate payments received from the swap counterparty establish the Company's interest income. LIBOR payments received on swaps are highly correlated to interest collections on short-term investments. The use of swaps in this manner generates net interest income on the swap and the associated pool of short-term securities equivalent to interest income that would be earned from a high-grade corporate security of the same maturity as the swap, while reducing credit risk (there is no principal invested in a swap). The Company's credit exposure on swaps is limited to the value of the interest rate swaps that have become favorable to the Company and any net interest earned but not yet received. The Company's swap counterparties have strong credit ratings which minimize the risk of non-performance on the swaps. The Company has not experienced any material losses due to credit impairment. The Company's credit exposure on swaps as of December 31, 1997 and 1996, was $3.7 million and $6.8 million, respectively. The net carrying amount of the swaps, which reflects the net interest accrued for such swaps, totaled $2.0 million and $2.1 million at December 31, 1997 and 1996, respectively, and is included in accounts receivable.

The Company targets the average maturity of its investment portfolio (including cash, cash equivalents, short-term and long-term investments, swaps and excluding equity securities) based on its anticipated use of cash and fluctuations in the market rates of interest. The maturity of the investment portfolio (including swaps) ranges from overnight funds used for near-term working capital purposes to investments maturing within the next one to ten years for future working capital, capital expenditures, strategic investments and debt repayment.

The notional amount of each swap is equal to the amount of designated high-quality short-term investments which are expected to be invested in during the life of the swap. The anticipated investments include U.S. Treasury securities, U.S. government agency securities, commercial paper and corporate debt obligations. Swaps are used to extend the maturity of the investment portfolio.

For the years ended December 31, 1997, 1996 and 1995, the weighted average rate received on swaps was 7.57%, 6.71% and 7.29%, respectively, and the weighted average rate paid on swaps was 5.38%, 5.68% and 6.56%, respectively. Net interest income (loss) from swaps, including amortization of net losses on terminated swaps, totaled $3.6 million in 1997, $2.5 million in 1996 and ($0.7) million in 1995.

Equity Collar Instruments: To hedge against fluctuations in the market value of a portion of the marketable equity portfolio, the Company has entered into costless collar instruments, a form of equity collar instrument, that expire in 1998 and 1999 and will require settlement in equity securities or cash. A costless collar instrument is a purchased put option and a written call option on a specific equity security such that the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments. The fair value of the purchased puts and the written calls were determined based on quoted market prices at year end. At December 31, 1997, the notional amount of the put and call options were $33.7 million and $50.1 million, respectively. At December 31, 1996, the notional amount of the put and call options were $17.2 million and $27.5 million, respectively.


The tables below outline specific information for the swaps outstanding at December 31, 1997 and 1996. The fair value is based on market prices of similar agreements. Dollars are in millions.

                         Interest Rate Swaps            Short-term Investments
                      ---------------------------     ------------------------------
                               Fixed                                        Average
                               Rates    Variable                           Effective
                      Notional To Be    Rates To       Carrying  Average   Interest
December 31, 1997:    Amounts  Received Be Paid*        Value   Maturity**   Rate
------------------------------------------------------------------------------------
Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3- or 6-
  [Maturing on:                 7.68%-    month
   1/2/02]              $ 150   7.71%     LIBOR         $ 150        9 days    5.65%

Other short-term
  investments              -                              439
                      --------                        --------
    Total               $ 150                           $ 589
                      ========                        ========

December 31, 1996:
------------------

Swaps matched
  to investments
  to meet maturity
  target comparable
  to outstanding debt                    3- or 6-
  [Maturing on:                 7.68%-    month
   1/2/02]              $ 150   7.71%     LIBOR         $ 150       13 days    5.66%

Swaps matched to
  other investments
  to meet specific
  maturity targets                       3- or 6-
  [Ending dates:                4.97%-    month
   10/27/97-9/20/99]       60   7.20%     LIBOR            60       32 days    5.47%

Other short-term
  investments              -                              206
                      --------                       ---------
    Total               $ 210                           $ 416
                      ========                       =========


* 3- and 6-month LIBOR rates are reset every 3 or 6 months. At December 31, 1997, the 3-month LIBOR rate and the 6-month LIBOR rate were 5.8%. At December 31, 1996, the 3-month LIBOR rate and the 6-month LIBOR rate were 5.6%.

** Average maturity reflects either the maturity date or, for a floating investment, the next reset date.

Financial Instruments Held for Trading Purposes: As part of its overall investment strategy, the Company has contracted with three external money managers in 1997 and two external money managers in 1996 to manage part of its investment portfolio. Three portfolios in 1997, which had a combined carrying value of $145.1 million at December 31, 1997, and one portfolio in 1996, which had a carrying value of $37.2 million at December 31, 1996, consisted of primarily non-dollar denominated investments. To hedge the non-dollar denominated investments, the money managers enter into forward contracts. The notional amounts of the forward contracts at December 31, 1997 and 1996, were $209.3 million and $41.7 million, respectively. The fair value at December 31, 1997 and 1996, of the forward contracts, totaled $3.3 million and $0.8 million, respectively. The average fair value during 1997 and 1996 totaled $2.1 million and $0.3 million, respectively. Net realized and unrealized trading gains on the portfolio totaled approximately $9.1 million in 1997 and $2.4 million in 1996, respectively, and are included in interest income. Counterparties have strong credit ratings which minimize the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 1997 and 1996, of the Company's financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end (in thousands):


                                             1997                  1996
                                     ------------------    -------------------
                                      Carrying     Fair     Carrying    Fair
Financial Instrument                    Value     Value       Value    Value
------------------------------------------------------------------------------

Assets:
Investment securities
 (including accrued interest
   and traded forward contracts)    $1,042,041 $1,042,060   $951,816  $951,588
Convertible equity loans                55,248     55,248     15,668    15,668
Purchased foreign exchange put
  options                                3,891     14,468      4,616     7,273
Outstanding interest rate swaps          5,742    165,559      6,757   226,189

Liabilities:
Long-term debt                         150,000    139,500    150,000   139,500
Equity collars                          12,161     15,533      1,222     4,892
Outstanding interest rate swaps          3,732    153,732      4,635   214,634


OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 are as follows (in thousands):

                                                    1997               1996
------------------------------------------------------------------------------
Accrued compensation                            $  44,624             $ 42,716
Accrued clinical and other studies                 40,269               39,981
Accrued royalties                                  30,905               25,098
Accrued marketing and promotion costs              13,369               11,889
Other                                              55,678               56,328
                                                ------------------------------
  Total other accrued liabilities                $184,845             $176,012
                                                 =============================

LONG-TERM DEBT

The Company's long-term debt as of December 31, 1997 and 1996 consisted of $150.0 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. The debentures are convertible, at the option of the holder, into shares of the Company's special common stock. Upon conversion, the holder receives, for each $74 in principal amount of debenture converted, one-half share of the Company's special common stock and $18 in cash. The $18 in cash is reimbursed by Roche to the Company. Generally, the Company may redeem the debentures until maturity.



LEASES, COMMITMENTS AND CONTINGENCIES

Future minimum lease payments under operating leases, net of sublease income, at December 31, 1997 are as follows (in thousands):


   1998      1999       2000       2001       2002     Thereafter      Total
------------------------------------------------------------------------------
 $15,068   15,622     15,196     14,950     14,969        14,759     $90,564


The Company leases various real property under operating leases that generally require the Company to pay taxes, insurance and maintenance. Rent expense was approximately $11.7 million, $11.7 million and $9.5 million for the years 1997, 1996 and 1995, respectively. Sublease income was not material in any of the three years presented.

Under three of the lease agreements, the Company has an option to purchase the properties at an amount that does not constitute a bargain. Alternatively, the Company can cause the property to be sold to a third party. The Company is contingently liable, under residual value guarantees, for approximately $293.7 million. The Company also is required to maintain certain financial ratios and is limited to the amount of additional debt it can assume.

The Company and CuraGen Corporation (CuraGen) entered into a research collaborative agreement in November 1997, whereby the Company will invest $5.0 million in equity of CuraGen and provide a convertible equity loan to CuraGen of up to $26.0 million. As of December 31, 1997, no amounts have been funded to CuraGen.

In December 1997, the Company and Alteon Inc. entered into a collaborative agreement to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor which Alteon currently has in Phase III clinical trials, to treat kidney disease in diabetic patients. Under the terms of the agreement, the Company licensed pimagedine from Alteon and made an initial equity investment in Alteon stock of $15.0 million and will make additional equity investments of up to $48.0 million to fund development costs for pimagedine. A $16.0 million investment is scheduled for the first quarter of 1998.

Also, in December 1997, the Company and LeukoSite Inc. entered into a collaboration agreement to develop and commercialize LeukoSite's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel diseases. Under the terms of the agreement, the Company made a $4.0 million equity investment in LeukoSite and will provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if LeukoSite agrees to fund 25% of Phase III development costs, the Company will provide a second loan to LeukoSite for such funding.

In addition, the Company has entered into research collaborations with companies whereby potential future payments may be due to selective collaborative partners achieving certain benchmarks as defined in the collaborative agreements. The Company may also, from time-to-time, lend additional funds to these companies, subject to approval.

The Company is a limited partner in the Vector Later-Stage Equity Fund II, L.P. (Vector Fund). The General Partner is Vector Fund Management II, L.L.C., a Delaware limited liability company. The purpose of the Vector Fund is to invest in biotech equity and equity-related securities. Under the terms of the Vector Fund agreement, the Company makes contributions to the capital of the Vector Fund through installments in cash as called by the General Partner. The Company's total commitment to the Vector Fund through September 2003 is $25.0 million, of which $1.0 million was contributed as of December 31, 1997 and another $1.8 million was contributed in January 1998. The Vector Fund will terminate and be dissolved in September 2007.

The Company is a party to various legal proceedings including patent infringement cases involving human growth hormone products and Activase, product liability cases involving Protropin and other matters. In addition, in July 1997, an action was filed in the U.S. District Court for the Northern District of California alleging that the Company's manufacture, use and sale of its Nutropin human growth hormone products infringed a patent (the Goodman Patent) owned by the Regents of the University of California (UC). This action is substantially the same as a previous action filed in 1990 against the Company by UC alleging that the Company's manufacture, use and sale of its Protropin human growth hormone products infringed the Goodman Patent and it has been consolidated with that prior case. The case is expected to commence trial on June 22, 1998. In October 1997, the Company was named, along with several other pharmaceutical companies, in a lawsuit brought by Novo Nordisk A/S (Novo) in the U.S. District Court for the District of New Jersey alleging infringement of a patent held by Novo relating to the Company's manufacture, use and sale of its Nutropin human growth hormone products. Novo seeks to permanently enjoin the Company from the alleged patent infringement and also seeks compensatory and enhanced damages from the Company. In addition, in 1995 the Company received and responded to grand jury document subpoenas from the U.S. District Court for the Northern District of California for documents relating to the Company's past clinical, sales and marketing activities associated with human growth hormone. In February 1997 and February 1998, the Company received grand jury document subpoenas from the same court related to the same subject matter. The government is investigating this matter, and the Company believes that it is a subject of that investigation.

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

RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On October 25, 1995, the Company and Roche entered into the Agreement. Each share of the Company's common stock not held by Roche or its affiliates on that date automatically converted to one share of callable putable common stock (special common stock). The Agreement extends until June 30, 1999, Roche's option to cause the Company to redeem (call) the outstanding special common stock of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of common shares for a price equal to the Company's cost to redeem the special common stock. During the quarter beginning January 1, 1998, the call price is $75.00 per share and increases by $1.50 per share each quarter through the end of the option period on June 30, 1999, on which date the price will be $82.50 per share. If Roche does not cause the redemption as of June 30, 1999, the Company's stockholders will have the option (the put) to cause the Company to redeem none, some or all of their shares of special common stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of common stock at $60.00 per share) within thirty business days commencing July 1, 1999. Roche Holding Ltd, a Swiss corporation, has guaranteed Roche's obligation under the put.

In the event of the put, wherein sufficient shares of the Company's special common stock are tendered to result in Roche owning at least 85% of the total outstanding shares of the Company's stock, the Company has in place an Incentive Units Program (Program) which could result in amounts payable to eligible employees. These amounts are based on specified performance benchmarks achieved by the Company during the term of the Program. At December 31, 1997, no such amounts were payable under the Program.

In conjunction with the Agreement, HLR was granted an option for ten years for licenses to use and sell certain of the Company's products in non-U.S. markets (the license agreement). In the second quarter of 1997, the Company and HLR agreed in principle to changes to the license agreement. Key changes to the license agreement are summarized as follows: (1) For future products, HLR may choose to exercise its option either when the Company determines to move a product into development, or at the end of Phase II clinical trials (as in the 1995 agreement). U.S. and European development costs will be shared (discontinuing the distinction regarding location or purpose of studies). (2) If HLR exercises its option at the development determination point, U.S. and European development costs will be shared 50/50. (3) If HLR exercises its option at the end of Phase II clinical trials, HLR will reimburse the Company for 50 percent of any development costs incurred, and subsequent U.S. and European development costs will be shared 75/25, HLR/Genentech. (4) For nerve growth factor (NGF), which HLR has already exercised its option to develop, prospective U.S. and European development costs will be shared 60/40, HLR/Genentech. (5) HLR has assumed development of Xubix, trademark, (the oral IIb/IIIa antagonist) globally on its own. The Company may subsequently opt-in and join development at any time up to the New Drug Application (NDA) filing for the first indication. If the Company does not opt-in, it will receive from HLR a 6.0% royalty on worldwide sales of Xubix.

In general, with respect to the Company's products, HLR pays a royalty of 12.5% until a product reaches $100.0 million in aggregate sales outside of the U.S. on a country-by-country basis, at which time the royalty rate on all sales increases to 15%. In addition, HLR has rights to, and pays the Company 20% royalties on, Canadian sales of the Company's existing products, except Rituxan, trademark, (the C2B8 antibody), and European sales of Pulmozyme and Rituxan. Consequently, in the fourth quarter of 1995, the Company transferred to HLR the rights to sell Pulmozyme exclusively in Canada and Europe and commenced recording royalty revenue from HLR on such sales. The Company supplies its products to HLR, and has agreed to supply its products for which HLR has exercised its option, for sales outside of the U.S. at cost plus 20%.

Under the Agreement, independent of its right to cause the Company to redeem the special common stock, Roche may increase its ownership of the Company up to 79.9% by making purchases on the open market. Roche holds approximately 66.9% of the outstanding common equity of the Company as of December 31, 1997.

RELATED PARTY TRANSACTIONS

The Company has transactions with Roche, HLR (a wholly owned subsidiary of Roche, with two officers on the Company's Board of Directors) and its affiliates in the ordinary course of business. In 1996, HLR exercised its option under the license agreement with respect to the development of three projects - Rituxan, insulin-like growth factor (IGF-I) and NGF. The Company recorded non-recurring contract revenues in 1996 of $44.7 million relating to the option exercises. Other contract revenue from HLR, including reimbursement for ongoing development expenses after the option exercise date for the three projects, totaled $67.6 million in 1997, $50.6 million in 1996 and $13.4 million in 1995. All other revenue from Roche, HLR and their affiliates, principally royalties under previous product licensing agreements, and royalties and product sales under the license agreement, totaled $42.8 million in 1997, $39.5 million in 1996 and $14.3 million in 1995. Development of IGF-I was discontinued in September 1997 due to the amount of additional clinical effort and the greater period of time that would be required to address potential concerns about retinopathy when using IGF-I in Type I and Type II diabetes mellitus. During the three years, the Company has collaborated with HLR on other projects.

CAPITAL STOCK

Common Stock, Special Common Stock and Redeemable Common Stock: After the close of business on June 30, 1995, each share of the Company's redeemable common stock automatically converted to one share of Genentech common stock, in accordance with the terms of the redeemable common stock put in place at the time of its issuance in 1990 and as described in Genentech's Certificate of Incorporation. On October 25, 1995, pursuant to the Agreement with Roche, each share of the Company's common stock not held by Roche or its affiliates automatically converted to one share of special common stock. See the Relationship with Roche Holdings, Inc. note above for a discussion of these transactions.

Stock Award Plans: The Company has stock option plans adopted in 1996, 1994, 1990 and 1984, which variously allow for the granting of non-qualified stock options, stock awards and stock appreciation rights to employees, non-employee directors and consultants of the Company. Incentive stock options may only be granted to employees under these plans. Generally, non-qualified options have a maximum term of 20 years, except those granted under the 1996 Plan and options granted prior to 1992 under the 1984 Plan, which have a term of 10 years. Incentive options have a maximum term of 10 years. In general, options vest in increments over four years from the date of grant, although the Company may grant options with different vesting terms from time-to-time. No stock appreciation rights have been granted to date.

The Company adopted the 1991 Employee Stock Plan (1991 Plan) on December 4, 1990, and amended it during 1993, 1995 and 1997. The 1991 Plan allows eligible employees to purchase special common stock at 85% of the lower of the fair market value of the special common stock on the grant date or the fair market value on the first business day of each calendar quarter. Purchases are limited to 15% of each employee's eligible compensation. All full-time employees of the Company are eligible to participate in the 1991 Plan. Of the 4,500,000 shares of special common stock reserved for issuance under the 1991 Plan, 3,316,826 shares have been issued as of December 31, 1997. During 1997, 2,624 of the eligible employees participated in the 1991 Plan.

The Company has elected to continue to follow APB 25 for accounting for its employee stock options because the alternative fair value method of accounting prescribed by FAS 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, Accounting for Stock Issued to Employees, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options and employee stock plan under the fair value method prescribed by FAS 123 and the earnings per share method under FAS 128. The resulting effect on pro forma net income and earnings per share disclosed is not likely to be representative of the effects on net income and earnings per share on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.2%, 5.8% and 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 9.2%, 6.2% and 6.2%; and a weighted-average expected life of the option of five years.

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


For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information for the years ending December 31 follows (in thousands, except per share amounts):

                                        1997          1996          1995
                                       ------        ------        ------
Net income - as reported            $ 129,044     $ 118,348     $ 146,432

Net income - pro forma              $ 111,441       104,358       142,370

Earnings per share - as reported:
  Basic                                  1.05          0.98          1.24
  Diluted                                1.02          0.95          1.20


Earnings per share - pro forma:
  Basic                                  0.91          0.87          1.20
  Diluted                                0.89          0.84          1.17




A summary of the Company's stock option activity and related information were as follows:

                                                Shares        Weighted Average
                                                                     Price
                                              ------------    ----------------

Options outstanding at December 31, 1994       15,980,807         $  34.93

Grants                                          1,303,800            48.52
Exercises                                      (1,472,759)           24.60
Cancellations                                    (602,774)           42.59
                                              ------------
Options outstanding at December 31, 1995       15,209,074            36.80

Grants                                          6,761,545            53.99
Exercises                                      (1,624,541)           29.39
Cancellations                                    (743,569)           48.93
                                              ------------
Options outstanding at December 31, 1996       19,602,509            42.89

Grants                                            329,505            58.21
Exercises                                      (2,443,696)           30.07
Cancellations                                  (1,248,709)           52.35
                                              ------------

Options outstanding at December 31, 1997       16,239,609         $  44.41
                                              ============













The following table summarizes information concerning currently outstanding and exercisable options:

                          Options Outstanding             Options Exercisable
                    -----------------------------------   --------------------
                                 Weighted
                                  Average     Weighted                Weighted
                                 Remaining    Average                 Average
Range of             Number     Contractual   Exercise     Number     Exercise
Exercise Prices    Outstanding     Life        Price     Exercisable    Price
-----------------  -----------  -----------   --------   -----------  --------

$14.080 - $20.625     753,169       1.19      $ 17.21       753,169    $ 17.21
$21.375 - $31.000   3,064,884      11.59        26.42     3,011,197      26.42
$32.125 - $48.125   2,484,800      15.69        41.83     2,102,035      40.69
$48.250 - $59.000   9,936,756      12.44        52.68     2,677,214      52.07
                   -----------                           -----------
                   16,239,609                             8,543,615
                   ===========                           ===========

Using the Black-Scholes option valuation model, the weighted average fair value of options granted in 1997, 1996 and 1995, respectively was $15.37, $13.36 and $12.27. Shares of special common stock available for future grants under all stock option plans were 5,401,056 at December 31, 1997.

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

The Company has been recording, in income, the recognition of operating loss and tax credit carryforward items arising prior to the quasi-reorganization due to the Company's adoption of its quasi-reorganization in the context of the accounting and quasi-reorganization literature existing at the date the quasi-reorganization was effected. If the provisions of the subsequently issued Staff Accounting Bulletin 86 (SAB 86) had been applied, net income in 1995 would have been reduced by $11.8 million or $0.10 per share because SAB 86 would require that the tax benefits of prior operating loss and tax credit carryforwards be reported as a direct addition to additional paid-in capital rather than being recorded in the income statement. The Securities and Exchange Commission staff has indicated that it would not object to the Company's accounting for such tax benefits. As of June 30, 1995, the operating loss and tax credit carryforwards arising prior to the quasi-reorganization had been fully utilized, therefore there was no impact on earnings in 1996 and 1997.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP


San Jose, California
January 20, 199

QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)


                                                1997 Quarter Ended
                                 ----------------------------------------------

                                 December 31   September 30   June 30  March 31
-------------------------------------------------------------------------------

Total revenues                     $277,053     $248,917     $233,493  $257,285
Product sales                       143,352      142,306      145,018   154,213
Gross margin from product sales     120,633      115,741      119,451   126,528
Net income                           41,529       32,122       23,794    31,599
Earnings per share:
  Basic                                0.34         0.26         0.19      0.26
  Diluted                              0.33         0.25         0.19      0.25


                                                1996 Quarter Ended
                                 ----------------------------------------------

                                 December 31   September 30   June 30  March 31
-------------------------------------------------------------------------------

Total revenues                     $230,325     $251,707     $243,762  $242,884
Product sales                       139,724      142,463      148,305   152,337
Gross margin from product sales     113,065      117,627      121,152   126,458
Net income                            7,470       50,942       21,719    38,217
Earnings per share:
  Basic                                0.06         0.42         0.18      0.32
  Diluted                              0.06         0.41         0.17      0.31







11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(millions, except per share and employee data)

                                             1997     1996     1995     1994     1993
-------------------------------------------------------------------------------------
Total revenues                           $1,016.7  $ 968.7  $ 917.8  $ 795.4  $ 649.7
  Product sales                             584.9    582.8    635.3    601.0    457.4
  Royalties                                 241.1    214.7    190.8    126.0    112.9
  Contract & other                          121.6    107.0     31.2     25.6     37.9
  Interest                                   69.1     64.2     60.5     42.8     41.5
                                       ----------------------------------------------

Total costs and expenses                 $  846.9  $ 820.8  $ 745.6  $ 665.8  $ 590.8
  Cost of sales                             102.5    104.5     97.9     95.8     70.5
  Research & development                    470.9    471.1    363.0    314.3    299.4
  Marketing, general & administrative       269.9    240.1    251.7    248.6    214.4
  Special charge                                -        -     25.0(1)     -        -
  Interest                                    3.6      5.1      8.0      7.1      6.5
                                       ----------------------------------------------
Income data
  Income (loss) before taxes             $  169.8  $ 147.9  $ 172.2  $ 129.6   $ 58.9
  Income tax provision                       40.8     29.6     25.8      5.2        -
  Net income (loss)                         129.0    118.3    146.4    124.4     58.9
  Earnings (loss) per share:
    Basic                                    1.05    0.98      1.24     1.07     0.52
    Diluted                                  1.02    0.95      1.20     1.03     0.50
                                       ----------------------------------------------

Selected balance sheet data
  Cash, short-term investments
    & long-term marketable securities    $1,286.5 $1,159.1 $1,096.8  $ 920.9  $ 719.8
  Accounts receivable                       189.2    197.6    172.2    146.3    130.5
  Inventories                               116.0     91.9     93.6    103.2     84.7
  Property, plant & equipment, net          683.3    586.2    503.7    485.3    456.7
  Other long-term assets                    177.2    149.2    105.5     61.0     64.1
  Total assets                            2,507.6  2,226.4  2,011.0  1,745.1  1,468.8
  Total current liabilities                 289.6    250.0    233.4    220.5    190.7
  Long-term debt                            150.0    150.0    150.0    150.4    151.2
  Total liabilities                         476.4    425.3    408.9    396.3    352.0
  Total stockholders' equity              2,031.2  1,801.1  1,602.0  1,348.8  1,116.8
                                       ----------------------------------------------

Other data
  Depreciation and amortization expense  $   65.5  $  62.1  $  58.4  $  53.5  $  44.0
  Capital expenditures                      154.9    141.8     70.2     82.8     87.5
                                       ----------------------------------------------

Share information
  Shares used to compute EPS:
    Basic                                   123.0    120.6    118.3    116.0    113.9
    Diluted                                 126.4    124.0    121.7    120.2    118.7
  Actual year-end                           124.2    121.4    119.3    117.2    114.8
                                       ----------------------------------------------

Per share data
  Market price:       High               $  60.63  $ 55.38  $ 53.00* $ 53.50  $ 50.50

                      Low                $  53.25  $ 51.38  $ 44.50* $ 41.75  $ 31.25

  Book value                             $  16.35  $ 14.84  $ 13.43  $ 11.50  $  9.73
                                       ----------------------------------------------

Number of employees                         3,242    3,071    2,842    2,738    2,510
                                       ----------------------------------------------


The Company has paid no dividends.
The Financial Summary above reflects adoption of FAS 128 and 129 in 1997, FAS 121 in
1996, FAS 115 in 1994, FAS 109 in 1992 and FAS 96 in 1988.
All share and per share amounts reflect a two-for-one split in 1987.
*Special common stock began trading October 26, 1995.  On October 25, 1995, pursuant to the new Agreement with Roche, each share of the Company's common stock not held by
Roche or its affiliates automatically converted to one share of special common stock.
**Redeemable common stock began trading September 10, 1990; prior to that date all shares were common stock.  Pursuant to the merger agreement with Roche, all shareholders as of effective date September 7, 1990, received for each common share owned, $18 in cash from Roche and one-half share of newly issued redeemable common stock from the Company.
(1) Charges related to 1995 merger and new Agreement with Roche ($21 million) and resignation of the Company's former CEO ($4 million).
(2) Charges primarily related to 1990 Roche merger.
(3) Primarily inventory-related charge.
(4)  Reflect amounts previously reported.  Information was not available to restate these amounts pursuant to FAS 128.

     1992       1991       1990       1989       1988       1987
--------------------------------------------------------------------

 $  544.3   $  515.9    $ 476.1    $ 400.5    $ 334.8    $ 230.5
    391.0      383.3      367.2      319.1      262.5      141.4
     91.7       63.4       47.6       36.7       26.7       20.1
     16.7       20.4       31.9       27.5       33.5       57.1
     44.9       48.8       29.4       17.2       12.1       11.9
--------------------------------------------------------------------

 $  522.3   $  469.8    $ 572.7    $ 352.9    $ 311.7    $ 186.6
     66.8       68.4       68.3       60.6       46.9       23.8
    278.6      221.3      173.1      156.9      132.7       96.5
    172.5      175.3      158.1      127.9      101.9       59.5
        -          -      167.7(2)       -       23.3(3)       -
      4.4        4.8        5.5        7.5        6.9        6.8
--------------------------------------------------------------------

 $   21.9   $   46.1    $ (96.6)    $ 47.6     $ 23.1     $ 43.9
      1.1        1.8        1.5        3.6        2.5        1.7
     20.8       44.3      (98.0)      44.0       20.6       42.2

     0.19        0.40          -          -       0.25       0.54
     0.18        0.39      (1.05)(4)   0.51(4)    0.24       0.50
--------------------------------------------------------------------

 $  646.9   $  711.4    $ 691.3    $ 205.0    $ 152.5    $ 158.3
     93.9       69.0       58.8       66.8       63.9       92.2
     65.3       56.2       39.6       49.3       63.4       58.0
    432.5      342.5      300.2      299.1      289.4      195.7
     37.1       42.7       61.7       85.0       89.7      108.7
  1,305.1    1,231.4    1,157.7      711.2      662.9      619.0
    133.5      118.6      101.4       75.9       95.4       82.8
    152.0      152.9      153.5      154.4      155.3      168.1
    297.8      281.7      264.5      242.2      263.6      263.6
  1,007.3      949.7      893.2      469.0      399.3      355.4
--------------------------------------------------------------------

 $   52.2   $   46.9     $ 47.6     $ 44.6     $ 38.3     $ 23.5
    126.0       71.3       36.0       37.2      110.9       65.3
--------------------------------------------------------------------

    111.9      111.0          -          -       82.2       78.1
    115.0      113.2       93.0(4)    86.0(4)    85.0       85.1
    112.9      111.3      110.6       84.3       82.9       78.7
--------------------------------------------------------------------

 $  39.50   $  36.25    $ 30.88    $ 23.38    $ 47.50    $ 64.75
                        $ 27.50**
 $  25.88   $  20.75    $ 20.13    $ 16.00    $ 14.38    $ 28.00
                        $ 21.75**
 $   8.92   $   8.53    $  8.08    $  5.56    $  4.82    $  4.52
--------------------------------------------------------------------

    2,331      2,202      1,923      1,790      1,744      1,465
--------------------------------------------------------------------





COMMON STOCK, SPECIAL COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol   GNE

Stock Exchange Listings

The Company's callable putable common stock (special common stock) has traded on the New York Stock Exchange and the Pacific Exchange under the symbol GNE since October 26, 1995. On October 25, 1995, the Company's non-Roche stockholders approved a new agreement (the Agreement) with Roche Holdings, Inc. (Roche). Pursuant to the Agreement, each share of the Company's common stock not held by Roche or its affiliates automatically converted to one share of special common stock. From July 3, 1995 through October 25, 1995, the Company's common stock was traded under the symbol GNE. After the close of business on June 30, 1995, each share of the Company's redeemable common stock automatically converted to one share of the Company's common stock. The conversion was in accordance with the terms of the redeemable common stock put in place at the time of its issuance on September 7, 1990, when the Company's merger with a wholly owned subsidiary of Roche was consummated. The redeemable common stock of the Company traded under the symbol GNE from September 10, 1990 to June 30, 1995. The Company's common stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. The Company's common stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the common stock, special common stock or redeemable common stock. The Company currently intends to retain all future income for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See the "Relationship with Roche Holdings, Inc." note in the "Notes to Consolidated Financial Statements" for a further description of the Agreement with Roche.

Special Common Stockholders

As of December 31, 1997, there were approximately 15,122 stockholders of record of the Company's special common stock.


Stock Prices                Special Common/Redeemable Common/Common Stock
                                   1997                     1996
--------------------------------------------------------------------------

                             High        Low         High          Low
                         -------------------------------------------------

4th Quarter               $ 60 5/8     $ 57 1/2    $ 54 3/8      $ 52 3/4
3rd Quarter                 58 15/16     56 1/2      53 1/4        51 3/8
2nd Quarter                 59 1/4       56 1/2      53 3/8        51 7/8
1st Quarter                 58           53 1/4      55 3/8        52 1/2



Draft # 2 (3/3/98)