Form 10-K, Exhibit 13
period 1998-12-31
GENENTECH INC
filed 1999-01-22
CIK 318771

FINANCIAL REVIEW
(dollars in millions, except per share amounts)


OVERVIEW

Genentech, Inc. (the Company) is a biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Twelve of the approved products of biotechnology stem from Genentech science. The Company manufactures and markets eight products (see Actimmune discussion below) directly in the United States (U.S.), including:

- Herceptin, registered trademark, (trastuzumab) for the treatment of patients with metastatic breast cancer whose tumors overexpress the human epidermal growth factor receptor2 (HER2) protein;
- Rituxan, registered trademark, (rituximab) for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkins lymphoma;
- Activase, registered trademark, (alteplase, recombinant) a tissue plasminogen activator (t-PA) for the treatment of heart attack, acute ischemic stroke and acute massive pulmonary embolism;
- Protropin, registered trademark, (somatrem for injection), growth hormone for the treatment of growth hormone deficiency (GHD) in children;
- Nutropin, registered trademark, [somatropin (rDNA origin) for injection] growth hormone for the treatment of GHD in children and in adults, growth failure associated with chronic renal insufficiency (CRI) prior to kidney transplantation and short stature associated with Turner syndrome;
- Nutropin AQ, registered trademark, [somatropin (rDNA origin)] a liquid formulation of Nutropin for the same indications as Nutropin;
- Pulmozyme, registered trademark, (dornase alfa, recombinant) inhalation solution for the management of cystic fibrosis; and
- Actimmune, registered trademark, (interferon gamma-1b) for the treatment of chronic granulomatous disease, a rare, inherited disorder of the immune system. In 1998, the Company licensed its marketing and development rights to Actimmune to Connetics Corporation (Connetics). Following a transition period ending January 1999, the Company will no longer market Actimmune, and Connetics has agreed to pay the Company royalties on its sales of Actimmune.

The Company receives royalties on sales of its products outside of the United States (U.S.) from F. Hoffmann-La Roche Ltd (HLR), a subsidiary of Roche Holdings, Inc. (Roche) (see below for further discussion). The Company also receives royalties on sales of growth hormone and t-PA outside of the U.S. and Canada through other licensees. The Company receives worldwide royalties on five additional licensed products, and received royalties on one other licensed product for which those royalties expired in August 1998 (see below), that originated from the Company's technology and are marketed by other companies.


RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On June 30, 1999, Roche's option to cause the Company to redeem (call) the outstanding Callable Putable Common Stock (Special Common Stock) of the Company at predetermined prices will expire. This arrangement was the result of the October 1995 agreement (the Agreement) between the Company and Roche. Should the call be exercised, Roche will concurrently purchase from the Company a like number of shares of Common Stock for a price equal to the Company's cost to redeem the Special Common Stock. If Roche does not cause the redemption as of June 30, 1999, within thirty business days commencing July 1, 1999, the Company's stockholders will have the option (put) to cause the Company to redeem none, some, or all of their shares of Special Common Stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of Common Stock at $60.00 per share).

In conjunction with the Agreement, HLR was granted an option for ten years for licenses to use and sell certain of the Company's products in non-U.S. markets (the License Agreement). As of May 1997, the Company and HLR agreed in principle to changes to the License Agreement that, in general, allow for the sharing of U.S. and European development costs regardless of location or purpose of studies. Under the License Agreement, as revised, HLR may exercise its option to license any such future product of the Company either when the Company determines to move such product into development or at the end of Phase II clinical trials. Also, as part of this Agreement, the Company receives royalties on sales of certain of its products in Canada, on sales of Pulmozyme outside of the U.S. and on sales of rituximab outside of the U.S., excluding Japan.

In addition, on July 6, 1998, the Company entered into an agreement with HLR to provide HLR exclusive marketing rights outside of the U.S. for Herceptin. Under the agreement, HLR paid $40.0 million and has agreed to pay cash milestones tied to future product development activities, to contribute equally with the Company up to a maximum of $40.0 million on global development costs and to make royalty payments on product sales. As of December 31, 1998, no additional amounts have been paid.

See the Relationship with Roche Holdings, Inc. note in the Notes to Consolidated Financial Statements for further information.

RESULTS OF OPERATIONS
(dollars in millions, except per share amounts)
                                                            Annual % Change
                      1998         1997         1996      98/97         97/96
-----------------------------------------------------------------------------

Revenues            $1,150.9     $1,016.7     $  968.7     13%            5%

Revenues for 1998 increased from 1997 primarily as a result of higher product sales. Revenues for 1997 increased from 1996 in all areas, but primarily from royalties and contract revenues.

                                                             Annual % Change
Product Sales            1998       1997        1996       98/97        97/96
------------------------------------------------------------------------------
Herceptin               $ 30.5        -           -          -             -
Rituxan                  162.6     $  5.5         -      2,856 %           -
Activase                 213.0      260.7      $284.1      (18)           (8)%
Protropin, Nutropin
 and Nutropin AQ         214.0      223.6       218.2       (4)            2
Pulmozyme                 93.8       91.6        76.0        2            21
Actimmune                  3.9        3.5         4.5       11           (22)
                        ------------------------------------------------------
Total product sales     $717.8     $584.9      $582.8       23 %           0 %
% of revenues              62%        58%         60%

Product sales increased in 1998 as a result of a full year of Rituxan sales and initial Herceptin sales. These increases were partly offset by lower Activase and growth hormone sales. Product sales in 1997 increased over 1996 due to increases in Pulmozyme, growth hormone, new sales from the introduction of Rituxan, offset by a decrease in Activase sales. Product sales to HLR in conjunction with the License Agreement were $28.7 million in 1998, $17.4 million in 1997, and $13.2 million in 1996.

Herceptin: In September 1998, the Company received U.S. Food and Drug Administration (FDA) approval to market Herceptin in the U.S. for use as first line therapy in combination with paclitaxel and as a single agent in second and third line therapy in patients with metastatic breast cancer who have tumors that overexpress the HER2 protein. The Company recorded $30.5 million of initial net sales of Herceptin in 1998. However, not enough time has passed for this figure to be indicative of the future trend of Herceptin sales. Herceptin is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer and the second U.S. approval in this new class of biotherapeutic cancer drugs; the first was Rituxan, which was approved in November 1997. Pursuant to an agreement entered into with the Company, HLR received exclusive marketing rights to Herceptin outside of the U.S.

Rituxan: Rituxan was approved for marketing by the FDA in late November 1997. The Company launched Rituxan on December 16, 1997, and recorded initial sales of $5.5 million for 1997. Net sales of Rituxan were $162.6 million in 1998. The increase from 1997 was the result of one full year of sales. Rituxan was co-developed by the Company and IDEC Pharmaceuticals Corporation (IDEC), from whom the Company licenses Rituxan, and is the first monoclonal antibody approved to treat cancer. IDEC and the Company are jointly promoting Rituxan in the U.S. and share responsibility for the manufacturing of the product. HLR holds marketing rights for MabThera, trademark, (rituximab) outside of the U.S., excluding Japan, and has agreed to pay to the Company royalties and a mark-up on MabThera supplied to HLR.

     In December 1998, a letter was sent to physicians advising them of some deaths associated with administration of Rituxan. As a result, the Company and IDEC have updated the Warning section of the package insert to include information on infusion-related reactions and cardiovascular events.

     During the first quarter of 1998, the Company received FDA approval for the large-scale (12,000-liter) manufacture of rituximab. Rituximab manufactured by the Company will supplement the rituximab manufactured by IDEC on the Company's behalf. Also in 1998, the Company's and IDEC's partner, HLR, received approval from the European Commission to market rituximab under the tradename MabThera in the European Union.

Activase: Sales of Activase in 1998 and 1997 decreased primarily due to a competitive thrombolytic agent, Centocor Inc.'s (Centocor's) Retavase, registered trademark. This decrease also resulted, to a lesser extent, from a decline in the size of the thrombolytic market due to increasing use of mechanical reperfusion and from a temporary decrease in the available commercial market due to patients receiving therapy through large recently completed Phase III clinical trials.

     In March 1998, the Company received two new patents related to variant forms of t-PA. Based on these patents, the Company filed an infringement action against Centocor in the Northern District of California which alleges that Centocor's sale, offer for sale, use in, and importation into, the U.S. of Retavase (reteplase, recombinant), a t-PA, infringes these two new patents of the Company. The Company is seeking a permanent injunction and damages.

     In July 1998, the Company discontinued development of Activase for treating acute ischemic stroke (AIS) in patients presenting later than three hours from symptom onset after the termination of two clinical trials, one in AIS patients presenting three to five hours from symptom onset, and another in AIS patients presenting zero to six hours from symptom onset. Neither study showed clinical benefit. Activase is approved for the treatment of AIS within three hours of symptom onset.

Protropin, Nutropin and Nutropin AQ: Net sales of the Company's three growth hormone products - Protropin, Nutropin and Nutropin AQ, decreased in 1998 from 1997, but increased slightly in 1997 from 1996. A small loss of market share has been seen in 1998 due to increased competition. The Company continues to face increased competition from five other companies with growth hormone products, although one company has been preliminarily enjoined from selling its product. In December 1997, the Company received approval from the FDA to market Nutropin and Nutropin AQ, respectively, in the U.S. for the treatment of growth hormone deficiency in adults. In December 1996 and January 1997, the Company received approval from the FDA to market Nutropin and Nutropin AQ, respectively, in the U.S. for the treatment of short stature associated with Turner syndrome.

Pulmozyme: Net sales of Pulmozyme were slightly higher in 1998 compared to 1997 as a result of new patients in the mild to moderate cystic fibrosis (CF) patient population in addition to new patients from the 1998 FDA approval for a label extension to include CF patients under the age of five. Net sales in 1997 were higher primarily due to continued penetration in the mild to moderate CF patient populations as well as from variations in customer ordering patterns for U.S. sales. In February 1998, the Company received approval from the FDA for a label extension which includes the safety and alternative administration of Pulmozyme in children with CF under the age of five, adding to the product's previous approvals for patients five years of age and older. In November 1996, Pulmozyme was approved by the FDA for marketing in the U.S. for the management of CF patients with advanced disease.

Actimmune: In the second quarter of 1998, the Company licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics. Following a transition period ending January 1999, the Company will no longer market Actimmune, but has agreed to supply bulk materials to Connetics at cost plus a mark-up. The Company will receive royalties on Connetics' sales of Actimmune.

Royalties, Contract and Other,                                    Annual % Change
 and Interest Income               1998       1997       1996      98/97    97/96
---------------------------------------------------------------------------------
Royalties                        $ 229.6    $ 241.1    $ 214.7     (5)%      12%
Contract and other                 114.8      121.6      107.0     (6)       14
Interest income                     88.7       69.1       64.2     28         8

Total royalties decreased in 1998 over 1997 due to the expiration of royalties from Eli Lilly and Company (Lilly) in August 1998. Royalties in 1997 increased over 1996 primarily due to increased licensee sales from various licensees. Under a December 1994 settlement agreement with Lilly, royalties of $30.0 million per year were payable, subject to possible offsets and contingent upon Humulin, registered trademark, continuing to be marketed in the U.S., to the Company through 1998. These royalty obligations have now expired. Under a prior license agreement with Lilly, the Company received royalties from Lilly's sales of its human insulin product until this royalty obligation expired in August 1998. Cash flows from royalty income include nondollar denominated revenues. The Company currently purchases simple foreign currency put option contracts (options) to hedge these royalty cash flows. All options expire within the next two years. See below for discussion of market risks related to these financial instruments.

Contract and other revenues in 1998 decreased from 1997 as a result of higher 1997 contract payments and gains from the sale of biotechnology equity securities. Although the Company received significant nonrecurring payments from HLR for exclusive marketing rights outside of the U.S. for Herceptin (discussed above) and from Novo Nordisk A/S (Novo) on the patent infringement litigation settlement (discussed below), other contract revenues from HLR decreased significantly from 1997 primarily due to the discontinuation of several projects or indications in development. Contract and other revenues were higher in 1997 compared to 1996 primarily due to $30.9 million from Sumitomo Pharmaceuticals Co., Ltd. (Sumitomo) and Pharmacia & Upjohn (P&U) for strategic alliances and $11.7 million of gains from the sale of biotechnology equity securities in 1997. These increases were partly offset by higher revenues from HLR in 1996.

     In July 1998, the Company and Novo agreed to settle a lawsuit brought by the Company in the U.S. District Court for the Southern District of New York relating to the Company's patents for human growth hormone and insulin and a lawsuit brought in October 1997, by Novo in the U.S. District Court for the District of New Jersey alleging infringement of a patent held by Novo relating to the Company's manufacture, use and sale of its Nutropin human growth hormone products. Under the settlement agreement, Novo and the Company agreed to cross-license worldwide certain patents relating to human growth hormone. In August 1998, Novo received a worldwide license under the Company patents relating to insulin and the Company received certain payments from Novo that were recorded in contract revenues.

     As part of a strategic alliance with Sumitomo, the Company has agreed to provide Sumitomo exclusive distributorship rights in Japan for Nutropin AQ and a sustained release formulation of human growth hormone.

     In an agreement with P&U, in exchange for development costs, fees and, upon regulatory approval, royalties, the Company agreed to provide P&U exclusive worldwide rights for thrombopoietin (TPO), which is in Phase II trials for potential use in treating patients with complications of cancer chemotherapy. P&U and the Company are jointly developing TPO for one indication; however, the Company has no marketing rights for this indication.

     The Company recorded nonrecurring contract revenues from HLR of $40.0 million for Herceptin marketing rights outside of the U.S. in 1998 and $44.7 million for the exercise of their options under the License Agreement with respect to three development projects [Rituxan, insulin-like growth factor (IGF-I) which was subsequently terminated, and nerve growth factor] in 1996. All other contract revenue from HLR, including reimbursement for ongoing development expenses after the option exercise date, totaled $21.6 million in 1998, $67.6 million in 1997 and $50.6 million in 1996.

Interest income increased in 1998 primarily due to an increase in the investment portfolio and, to a lesser extent, a higher average yield on the investment portfolio. The increase in 1997 from 1996 was due to an increase in the average yield on the investment portfolio and a larger investment portfolio. The Company enters into interest rate swaps (swaps) as part of its overall strategy of managing the duration of its investment portfolio. See below for discussion of market risks related to these swaps and also the Financial Instruments note in the Notes to Consolidated Financial Statements.

                                                              Annual % Change
Costs and Expenses           1998       1997       1996      98/97       97/96
------------------------------------------------------------------------------
Cost of sales              $ 138.6    $ 102.5    $ 104.5       35%        (2)%
Research and
  development                396.2      470.9      471.1      (16)         0
Marketing, general and
  administrative             358.9      269.9      240.1       33         12
Interest expense               4.6        3.6        5.1       28        (29)
                           ---------------------------------------------------
Total costs
  and expenses             $ 898.3    $ 846.9    $ 820.8        6%         3%
% of revenues                  78%        83%        85%
Cost of sales as % of
  product sales                19%        18%        18%
R&D as % of revenues           34         46         49
MG&A as % of revenues          31         27         25

Cost of Sales: Cost of sales as a percent of product sales increased in 1998 to 19%. This increase was primarily the result of increased sales to HLR as well as a shift in the product mix, including the first full year of Rituxan sales and the introduction of Herceptin. Cost of sales as a percent of product sales was 18% in 1997, which was comparable to 1996. The economic benefits from sales to HLR are reflected in product sales and royalties.

Research and Development: Research and development (R&D) expenses decreased in 1998 from 1997 primarily due to the wind-down of certain large late-stage clinical trials and lower costs to license technology from third parties. These decreases were partly offset by higher costs related to large scale development collaborations. In 1997, R&D expenses were flat compared to 1996. R&D as a percentage of revenues decreased to 34% in 1998, from 46% in 1997 and from 49% in 1996. The decrease in this percentage from year to year reflects growing revenues and more recently in 1998 a decrease in R&D expenses.

To gain additional access to potential new products and technologies, and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with companies developing technologies that fall outside the Company's research focus and with companies having the potential to generate new products through technology exchanges and investments. This has included the acquisition by the Company of the equity and convertible debt of such companies. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.

Marketing, General and Administrative: Marketing, general and administrative (MG&A) expenses increased in 1998 from 1997. The marketing and sales (M&S) increases were driven by the introduction of Rituxan and the resultant profit sharing with IDEC, the launch of Herceptin, and the defense of Activase and the Company's growth hormone products against new competition and the launch of a new indication, growth hormone deficiency in adults, for Nutropin and Nutropin AQ. General and administrative expenses were higher principally as a result of the write-down of certain biotechnology equity securities. MG&A expenses were also higher in 1997 compared to 1996 primarily due to increased M&S expenses in the oncology area and competitive conditions with other marketed products.

Interest Expense: Interest expense will fluctuate depending on the amount of capitalized interest related to the amount of construction projects.
Interest expense, net of amounts capitalized, relates to interest on the Company's 5% convertible subordinated debentures.

Income Before Taxes and Income Taxes           1998         1997       1996
-----------------------------------------------------------------------------
Income before taxes                         $ 252.6      $ 169.8    $ 147.9

Income tax provision                           70.7         40.8       29.6
Effective tax rate                              28%          24%        20%

The Company's effective tax rate increased in 1998 over 1997 to 28%. This increase is primarily due to the decreased benefit of R&D tax credits. The tax rate for 1998 and 1997 reflected the legislative extension of R&D tax credits effective beginning in the third quarter of 1997. The increase in the effective tax rate in 1997 over 1996 was attributable to the proportionally decreased realization of previously reserved deferred tax assets. The valuation allowance for deferred tax assets was fully realized in 1996, with the exception of the portion attributable to the realization of tax benefits on stock option deductions which will be credited to additional paid-in-capital when realized. The effective tax rate in 1998, 1997 and 1996 was less than the U.S. statutory rate of 35% due in part to the R&D tax credits, tax benefit of certain realized gains on securities available-for-sale, and realized foreign losses, except in 1997.

                                                             Annual % Change
Net Income                  1998       1997       1996      98/97      97/96
----------------------------------------------------------------------------
Net income                $ 181.9    $ 129.0    $ 118.3       41%         9%
Earnings per share:
  Basic                   $  1.45    $  1.05    $  0.98
  Diluted                 $  1.40    $  1.02    $  0.95

The increase in net income in 1998 from 1997 was driven primarily by sales of Rituxan and Herceptin, lower R&D expenses and higher interest income. These revenue increases and savings were partly offset by higher MG&A expenses, a decrease in Activase sales, higher cost of sales and higher income taxes.
Net income in 1997 increased over 1996 primarily due to higher royalties and contract and other revenues partly offset by higher MG&A expenses.

LIQUIDITY AND CAPITAL RESOURCES                  1998        1997       1996
------------------------------------------------------------------------------
Cash, cash equivalents, short-term
   investments and long-term marketable
   debt and equity securities                 $1,604.6    $1,286.5   $1,159.1
Working capital                                  950.6       904.4      705.1
Cash provided by (used in):
   Operating activities                          349.9       118.3      139.7
   Investing activities                         (421.1)     (168.4)    (141.7)
   Financing activities                          107.9        87.3       72.2
Capital expenditures
  (included in investing activities above)       (88.1)     (154.9)    (141.8)
Current ratio                                    4.3:1       4.1:1      3.8:1

Cash generated from operations, income from investments and proceeds from stock issuances were used to purchase marketable securities and make capital investments in 1998.

Capital expenditures in 1998 included improvements to existing office and laboratory facilities and equipment, and equipment purchases. In 1997, capital expenditures primarily included building improvements to existing manufacturing and office facilities and production systems. In 1996, capital expenditures primarily included building and land purchases and improvements to existing manufacturing and office facilities.


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

Product Sales: The Company's product sales may vary from period to period for several reasons including, but not limited to: the overall competitive environment for the Company's products; the amount of sales to customers in the U.S.; the amount and timing of the Company's sales to HLR; the timing and volume of bulk shipments to licensees; the availability of third-party reimbursements for the cost of therapy; the effectiveness and safety of the products; the rate of adoption and use of the Company's products for approved indications and additional indications; and the potential introduction of new products and additional indications for existing products in 1999 and beyond.

Competition: The Company faces growing competition in two of its therapeutic markets and expects new competition in a third. First, Activase lost market share and could lose additional market share in the thrombolytic market to Centocor's Retavase and the resulting adverse effect on sales could be material. Retavase received FDA approval in October 1996 for the treatment of AMI. In addition, there is an increasing use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of AMI, which is expected to continue. Second, in the growth hormone market, the Company continues to face increased competition from five other companies with growth hormone products, although one company has been preliminarily enjoined from selling its product. As a result of this competition, the Company has experienced a loss in new patient market share. Four of these competitors have also received approval to market their existing human growth hormone products for additional indications. The Company expects that such competition could have an adverse effect on its sales of Protropin, Nutropin and Nutropin AQ and such effect could be material. Third, in the NHL market, Coulter recently filed for approval with the FDA with respect to a product for a similar indication for which Rituxan is approved. Genentech is aware of other potentially competitive biologic therapies in development.

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

Royalty and Contract Revenues: Royalty and contract revenues in future periods could vary significantly from 1998 levels. Major factors affecting these revenues include, but are not limited to: HLR's decisions to exercise or not to exercise its option to develop and sell the Company's future products in non-U.S. markets and the timing and amount of related development cost reimbursements, if any; variations in HLR's sales and other licensees' sales of licensed products; fluctuations in foreign currency exchange rates; the initiation of other new contractual arrangements with other companies; the timing of non-U.S. approvals, if any, for products licensed to HLR and other licensees; whether and when contract benchmarks are achieved; and the conclusion of existing arrangements with other companies and HLR.

R&D: The Company is committed to aggressive R&D investment to discover and develop new products. The Company currently has several products in late-stage clinical testing and anticipates that its R&D expenses will continue at a high percentage of revenues over the short-term. Over the long-term, as revenues increase, R&D as a percent of revenues should decrease to the 20% to 25% range.

     Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond the Company's control. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons: they may be found to be ineffective or to have harmful side effects in preclinical or clinical testing; they may fail to receive necessary regulatory approvals; they may turn out to be uneconomical because of manufacturing costs or other factors; or they may be precluded from commercialization by the proprietary rights of others or by competing products or technologies for the same indication. Success in preclinical and early clinical trials does not ensure that large scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. Factors affecting the Company's R&D expenses include, but are not limited to: the number of and the outcome of clinical trials currently being conducted by the Company and/or its collaborators; the number of products entering into development from late-stage research; in-licensing activities, including the timing and amount of related development funding or milestone payments; and future levels of revenues.

Income Tax Provision: The Company expects its effective tax rate to be at or near 35% for the next several years dependent upon several factors. These factors include, but are not limited to, changes in tax laws and rates, interpretation of existing tax laws, future levels of R&D spending, the outcome of clinical trials of certain development products, the Company's success in commercializing such products, and potential competition regarding the products.

Uncertainties Surrounding Proprietary Rights: The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, the breadth of claims allowed in such companies' patents cannot be predicted. Patent disputes are frequent and can preclude commercialization of products. The Company has in the past been, is currently, and may in the future be involved in material patent litigation. Such litigation is costly in its own right and could subject the Company to significant liabilities to third-parties and, if decided adversely, the Company may need to obtain third-party licenses at a material cost or cease using the technology or product in dispute. The presence of patents or other proprietary rights belonging to other parties may lead to the termination of R&D of a particular product.
The Company believes it has strong patent protection or the potential for strong patent protection for a number of its products that generate sales and royalty revenue or that the Company is developing; however, the courts will determine the ultimate strength of patent protection of the Company's products and those on which the Company earns royalties.

Year 2000: The Company uses and relies on a wide variety of information technologies, computer systems and scientific and manufacturing equipment containing computer related components (such as programmable logic controllers and other embedded systems). Some of the Company's older computer software programs and equipment are unable to distinguish between the year 1900 and the year 2000. As a result, time-sensitive functions of those software programs and equipment may misinterpret dates after January 1, 2000, to refer to the twentieth century rather than the twenty-first century. This could cause system or equipment shutdowns, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including, among other things, inaccurate processing of financial information and/or temporary inabilities to process transactions, manufacture products, or engage in similar normal business activities.

     The Company has a Year 2000 Project (Y2K Project) in place to address the potential exposures related to the impact on its computer systems and scientific and manufacturing equipment containing computer related components for the Year 2000 and beyond. Approximately half of the Company's Year 2000
(Y2K) scheduled work is complete. The remaining work is scheduled to be completed by the end of the third quarter of 1999. The Y2K Project phases include: (1) inventorying and prioritizing business critical systems; (2) Y2K compliance analysis; (3) remediation activities including repairing or replacing identified systems; (4) testing; and (5) developing contingency plans.

     An inventory of business critical financial, informational and operational systems, including manufacturing control systems, has been completed. Compliance analysis is approximately 80% complete for these systems. Remediation activities vary by department, however, on the average, remediation activities are approximately 50% complete. Testing of the Company's information technology infrastructure is 60% complete. Testing of business critical application programs began in the third quarter of 1998, and is scheduled to be complete by the third quarter of 1999. Contingency planning will begin in the first quarter of 1999. The Company believes that with the completed modifications, the Y2K issue will not pose significant operational problems for its computer systems and equipment. However, if such modifications and conversions are not made, or are not completed in a timely fashion, the Year 2000 issue could have a material impact on the operations of the Company, the precise degree of which cannot be known at this time.

     In addition to risks associated with the Company's own computer systems and equipment, the Company has relationships with, and is to varying degrees dependent upon, a large number of third parties that provide information, goods and services to the Company. These include financial institutions, suppliers, vendors, research partners, governmental entities and customers. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 noncompliance, it could affect the Company's ability to process transactions, manufacture products, or engage in similar normal business activities. While some of these risks are outside the control of the Company, the Company has instituted programs, including internal records review and use of external questionnaires, to identify key third parties, assess their level of Year 2000 compliance, update contracts and address any noncompliance issues.

     The total cost of the Year 2000 systems assessments and conversions is funded through operating cash flows and the Company is expensing these costs as they are incurred. The Company has created a mechanism to trace costs directly related to the Year 2000 issue and has budgeted funds to address the issues of assessment and conversion. The financial impact of making the required systems changes cannot be known precisely at this time, but it is currently expected to be less than $10.0 million. The actual financial impact could, however, exceed this estimate.

Liquidity: The Company believes that its cash, cash equivalents and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet its foreseeable operating cash requirements. In addition, the Company believes it could access additional funds from the capital and debt markets. Factors affecting the Company's cash position include, but are not limited to, future levels of the Company's product sales, royalty and contract revenues, expenses, in-licensing activities, including the timing and amount of related development funding or milestone payments, and capital expenditures.

Roche Holdings, Inc.: At December 31, 1998, Roche held approximately 65.3% of the Company's outstanding common equity. The Company expects to continue to have material transactions with Roche, including royalty and contract revenues, product sales and joint product development costs. See also Relationship with Roche Holdings, Inc. note in Notes to Consolidated Financial Statements for a discussion of the terms of the put and call pursuant to the Agreement.

Market Risk: The Company is exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, the Company enters into various derivative investment transactions pursuant to the Company's investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. The Company does not use derivatives for speculative purposes.

     A discussion of the Company's accounting policies for financial instruments and further disclosures relating to financial instruments is included in the Description of Business and Significant Accounting Policies and the Financial Instruments notes in the Notes to Consolidated Financial Statements.

     The Company maintains risk management control systems to monitor the risks associated with interest rates, foreign currency exchange rates and equity investment price changes, and its derivative and financial instrument positions. The risk management control systems use analytical techniques, including sensitivity analysis and market values. Though the Company intends for its risk management control systems to be comprehensive, there are inherent risks which may only be partially offset by the Company's hedging programs should there be unfavorable movements in interest rates, foreign currency exchange rates or equity investment prices.

     The estimated exposures discussed below are intended to measure the maximum amount the Company could lose from adverse market movements in interest rates, foreign currency exchange rates and equity investment prices, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The exposures to interest rate, foreign currency exchange rate and equity investment price changes are calculated based on proprietary modeling techniques from a Monte Carlo simulation value at risk model (value at risk model) using a 30-day holding period and a 95% confidence level. The value at risk model assumes non-linear financial returns and generates potential paths various market prices could take and tracks the hypothetical performance of a portfolio under each scenario to approximate its financial return. The value at risk model takes into account correlations and diversification across market factors, including interest rates, foreign currencies and equity prices. Market volatilities and correlations are based on JP Morgan Riskmetrics, trademark, dataset as of December 31, 1998.

     The Company evaluates this potential value at risk throughout the year. During 1998, there were no significant changes in the estimated exposures to market risk from those disclosed as of December 31, 1997.

     Interest Rates - The Company's interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents, short-term investments, convertible preferred stock investments, convertible loans and long-term investments. To mitigate the impact of fluctuations in U.S. interest rates, the Company may enter into swap transactions, which involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal. By investing the Company's cash in an amount equal to the notional amount of the swap contract, with a maturity date equal to the maturity date of the floating rate obligation, the Company hedges itself from any potential earnings impact due to changes in interest rates.

     Based on the Company's overall interest rate exposure at December 31, 1998, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements, would not materially affect the fair value of interest rate sensitive instruments.

     Foreign Currency Exchange Rates - The Company receives royalty revenues from licensees selling products in countries throughout the world. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company's licensed products are sold. The Company is exposed to changes in exchange rates in Europe, Asia (primarily Japan) and Canada. The Company's exposure to foreign exchange rates primarily exists with the Euro. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect the Company's royalty revenues as expressed in U.S. dollars. In addition, as part of its overall investment strategy, the Company has a portion of its portfolio primarily in nondollar denominated investments. As a result, the Company is exposed to changes in the exchange rates of the countries in which these nondollar denominated investments are made.

     To mitigate this risk, the Company hedges certain of its anticipated revenues by purchasing option contracts with expiration dates and amounts of currency that are based on 25% to 90% of probable future revenues so that the potential adverse impact of movements in currency exchange rates on the nondollar denominated revenues will be at least partly offset by an associated increase in the value of the option. The duration of these options is generally one to four years. The Company may also enter into foreign currency forward contracts (forward contracts) to lock in the dollar value of a portion of these anticipated revenues. The duration of these forward contracts is generally less than one year. Also, to hedge the nondollar denominated investments in the portfolio, the Company also enters into forward contracts.

     Based on the Company's overall currency rate exposure at December 31, 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the fair value of foreign currency sensitive instruments.

     Equity Investment Securities - As part of its strategic alliance efforts, the Company invests in equity instruments of biotechnology companies that are subject to fluctuations from market value changes in stock prices. To mitigate this risk, certain equity securities are hedged with costless collars. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects the Company from a decline in the market value of the security below a certain minimum level (the put "strike" level); while the call effectively limits the Company's potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level). In addition, as part of its strategic alliance efforts, the Company holds dividend bearing convertible preferred stock and has made interest bearing loans that are convertible into the equity securities of the debtor.

     Based on the Company's overall exposure to fluctuations from market value changes in marketable equity prices at December 31, 1998, a near-term change in equity prices within a 95% confidence level based on historic volatilities could result in a potential loss in fair value of the equity securities portfolio of $10.6 million.

Credit Risk of Counterparties: The Company could be exposed to losses related to the above financial instruments should one of its counterparties default. This risk is mitigated through credit monitoring procedures.

New Accounting Standard: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities," effective beginning in the first quarter of 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. Based on the requirements of FAS 133, there may be changes to the balance sheet and reported assets and liabilities. The Company is currently evaluating the impact of FAS 133 on its financial position and results of operations.

Legal Proceedings: The Company is a party to various legal proceedings including patent infringement cases and other matters. See the Leases, Commitments and Contingencies note in the Notes to Consolidated Financial Statements for further information.

REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The Company has prepared the financial statements in accordance with generally accepted accounting principles. As such, the statements include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by the independent auditing firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent auditors during their audit were valid and appropriate. Ernst & Young LLP's audit report is included in this Annual Report.

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

The selection of Ernst & Young LLP as the Company's independent auditors has been approved by the Company's Board of Directors and ratified by the stockholders. The Audit Committee of the Board of Directors is composed of four non-management directors who meet regularly with management, the independent auditors and the general auditor, jointly and separately, to review the adequacy of internal accounting controls and auditing and financial reporting matters to ascertain that each is properly discharging its responsibilities.



Arthur D. Levinson, Ph.D.  Louis J. Lavigne, Jr.        Bradford S. Goodwin
President and              Executive Vice President     Vice President -
Chief Executive Officer    and Chief Financial Officer  Finance

CONSOLIDATED STATEMENTS OF INCOME
(thousands, except per share amounts)

YEAR ENDED DECEMBER 31                           1998          1997          1996
----------------------------------------------------------------------------------
Revenues
  Product sales (including amounts from
      related parties: 1998-$28,738;
      1997-$17,396; 1996-$13,216)           $  717,795    $  584,889    $  582,829
  Royalties (including amounts
      from related parties: 1998-$35,028;
      1997-$25,362; 1996-$26,240)              229,589       241,112       214,702
  Contract and other (including amounts
      from related parties: 1998-$61,583;
      1997-$67,596; 1996-$95,299)              114,795       121,587       107,037
  Interest                                      88,764        69,160        64,110
                                            --------------------------------------
      Total revenues                         1,150,943     1,016,748       968,678

Costs and expenses
  Cost of sales (including amounts from
      related parties: 1998-$23,155;
      1997-$14,348; 1996-$10,900)              138,623       102,536       104,527
  Research and development (including
      contract related: 1998-$27,660;
      1997-$67,596; 1996-$50,586)              396,186       470,923       471,143
  Marketing, general and administrative        358,931       269,852       240,063
  Interest                                       4,552         3,642         5,010
                                            --------------------------------------
      Total costs and expenses                 898,292       846,953       820,743

Income before taxes                            252,651       169,795       147,935
Income tax provision                            70,742        40,751        29,587
                                            --------------------------------------
Net income                                  $  181,909    $  129,044    $  118,348
                                            ======================================

Earnings per share:
  Basic                                     $     1.45    $     1.05    $     0.98
  Diluted                                   $     1.40    $     1.02    $     0.95
                                            ======================================

Weighted average shares used to compute
  diluted earnings per share:                  129,872       126,397       123,969
                                            ======================================

               See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)
                                                              Increase (decrease) in Cash
                                                                 and Cash Equivalents
YEAR ENDED DECEMBER 31                                        1998        1997       1996
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                              $ 181,909   $ 129,044   $ 118,348
Adjustments to reconcile net income to
   net cash provided by operating activities:
         Depreciation and amortization                       78,101      65,533      62,124
         Deferred income taxes                               29,792      19,660     (34,021)
         Gain on sales of securities available-for-sale      (9,542)    (13,203)     (1,010)
         Loss on sales of securities available-for-sale       1,809       2,096         663
         Write-down of nonmarketable securities              16,689           -           -
         Write-down of securities available-for-sale         20,249       4,000           -
         Loss on fixed asset dispositions                     1,015         318       5,309
Changes in assets and liabilities:
         Net cash flow from trading securities               12,725    (109,132)     (8,184)
         Receivables and other current assets                33,767      11,194     (30,416)
         Inventories                                        (32,600)    (24,083)      1,705
         Accounts payable, other current
            liabilities and other long-term liabilities      15,937      32,897      25,153
                                                          ---------------------------------
  Net cash provided by operating activities                 349,851     118,324     139,671

Cash flows from investing activities:
  Purchases of securities held-to-maturity                 (327,690)   (304,932)   (634,124)
  Proceeds from maturities of securities
     held-to-maturity                                       410,729     455,317     772,922
  Purchases of securities available-for-sale               (800,788)   (512,727)   (304,806)
  Proceeds from sales of securities
     available-for-sale                                     430,936     410,395     182,564
  Purchases of nonmarketable equity securities              (29,044)          -      (9,323)
  Capital expenditures                                      (88,088)   (154,902)   (141,837)
  Change in other assets                                    (17,151)    (61,529)     (7,046)
                                                          ---------------------------------
  Net cash used in investing activities                    (421,096)   (168,378)   (141,650)

Cash flows from financing activities:
  Stock issuances                                           107,938      87,259      72,558
  Reduction in long-term debt,
     including current portion                                    -           -        (358)
                                                          ---------------------------------
  Net cash provided by financing activities                 107,938      87,259      72,200
                                                          ---------------------------------
Increase in cash and cash equivalents                        36,693      37,205      70,221
Cash and cash equivalents at beginning of year              244,469     207,264     137,043
                                                          ---------------------------------
Cash and cash equivalents at end of year                  $ 281,162   $ 244,469   $ 207,264
                                                          =================================
Supplemental cash flow data:
  Cash paid during the year for:
      Interest, net of portion capitalized                $   4,552   $   3,642  $   5,010
      Income taxes                                           26,189      15,474     52,243

                        See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except par value)

DECEMBER 31                                               1998            1997
-------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                         $   281,162     $   244,469
  Short-term investments                                606,544         588,853
  Accounts receivable - trade (net of
      allowances of: 1998-$14,661; 1997-$8,826)          79,411          71,415
  Accounts receivable - other (net of
      allowances of: 1998-$2,757; 1997-$5,709)           47,480          73,444
  Accounts receivable - related party                    22,850          44,386
  Inventories                                           148,626         116,026
  Prepaid expenses and other current assets              55,885          55,325
                                                    ---------------------------
      Total current assets                            1,241,958       1,193,918
Long-term marketable securities                         716,888         453,188
Property, plant and equipment, net                      700,249         683,304
Other assets                                            196,307         177,202
                                                    ---------------------------
Total assets                                        $ 2,855,402     $ 2,507,612
                                                    ===========================

Liabilities and stockholders' equity:
Current liabilities:
  Accounts payable                                  $    40,895     $    48,992
  Income taxes payable                                   46,447          40,293
  Accrued liabilities - related party                    10,945          15,427
  Other accrued liabilities                             193,040         184,845
                                                    ---------------------------
      Total current liabilities                         291,327         289,557
Long-term debt                                          149,990         150,000
Other long-term liabilities                              70,240          36,830
                                                    ---------------------------
Total liabilities                                       511,557         476,387
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.02 par value; authorized:
      100,000,000 shares; none issued                         -               -
  Special Common Stock, $0.02 par value;
      authorized: 100,000,000 shares; outstanding:
      1998-50,493,631; 1997-47,606,785                    1,010             952
  Common stock, $0.02 par value;
      authorized: 200,000,000 shares;
      outstanding: 1998 and 1997-76,621,009               1,532           1,532
  Additional paid-in capital                          1,588,990       1,463,768
  Retained earnings                                     693,050         511,141
  Accumulated other comprehensive income                 59,263          53,832
                                                    ---------------------------
      Total stockholders' equity                      2,343,845       2,031,225
                                                    ---------------------------
Total liabilities and stockholders' equity          $ 2,855,402     $ 2,507,612
                                                    ===========================

               See Notes to Consolidated Financial Statements.

                                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                        (thousands)


                                  Shares
                             ----------------                                               Accumulated
                             Special           Special            Additional                      Other
                              Common   Common   Common   Common      Paid-in   Retained   Comprehensive
                               Stock    Stock    Stock    Stock      Capital   Earnings          Income        Total
                             ----------------------------------------------------------------------------------------
Balance December 31, 1995     42,647   76,621   $  853   $1,532   $1,281,640   $263,749         $54,273   $1,602,047
Comprehensive income
  Net income                                                                    118,348                      118,348
    Net unrealized (loss)
      on securities
      available-for-sale                                                                           (324)        (324)
                                                                                                          -----------
Comprehensive income                                                                                         118,024
                                                                                                          -----------
Issuance of stock
  upon exercise of
  options and warrants         1,738                35                55,103                                  55,138
Issuance of stock under
  employee stock plan            421                 8                17,412                                  17,420
Income tax benefits
  realized from employee
  stock option exercises                                               8,430                                   8,430
                             ----------------------------------------------------------------------------------------
Balance December 31, 1996     44,806   76,621     $896   $1,532   $1,362,585   $382,097         $53,949   $1,801,059
                             ----------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                    129,044                      129,044
    Net unrealized (loss)
      on securities
      available-for-sale                                                                           (117)        (117)
                                                                                                          -----------
Comprehensive income                                                                                         128,927
                                                                                                          -----------
Issuance of stock
  upon exercise of
  options and warrants         2,350                47                68,346                                  68,393
Issuance of stock under
  employee stock plan            451                 9                18,857                                  18,866
Income tax benefits
  realized from employee
  stock option exercises                                              13,980                                  13,980
                             ----------------------------------------------------------------------------------------
Balance December 31, 1997     47,607   76,621     $952   $1,532   $1,463,768   $511,141         $53,832   $2,031,225
                             ----------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                    181,909                      181,909
    Net unrealized gain
      on securities
      available-for-sale                                                                          5,431        5,431
                                                                                                          -----------
Comprehensive income                                                                                         187,340
                                                                                                          -----------
Issuance of stock
  upon exercise of
  options and warrants         2,460                49                86,835                                  86,884
Issuance of stock under
  employee stock plan            427                 9                21,055                                  21,064
Income tax benefits
  realized from employee
  stock option exercises                                              17,332                                  17,332
                             ----------------------------------------------------------------------------------------
Balance December 31, 1998     50,494   76,621   $1,010   $1,532   $1,588,990   $693,050         $59,263   $2,343,845
                             ========================================================================================

                                      See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Genentech, Inc. (the Company) is a biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Twelve of the approved products of biotechnology stem from Genentech science. The Company manufactures and markets eight products directly in the United States (U.S.). In 1998, the Company licensed its marketing and development rights to Actimmune, registered trademark, to Connetics Corporation (Connetics). Following a transition period ending January 1999, the Company will no longer market Actimmune, and Connetics has agreed to pay the Company royalties on its sales of Actimmune.

In conjunction with the October 1995 agreement (the Agreement), the Company receives royalties on sales of certain of its products in Canada, on sales of Pulmozyme, registered trademark, outside of the U.S. and on sales of rituximab, outside of the U.S. (excluding Japan) from F. Hoffmann-La Roche Ltd (HLR), a subsidiary of Roche Holdings, Inc. (Roche). See Relationship with Roche Holdings, Inc. note for further discussion.

The Company receives royalties on sales of two of its products, growth hormone and tissue-plasminogen activator, outside of the U.S. and Canada through other licensees. The Company also receives worldwide royalties on five additional licensed products, and received royalties on the sale of one other licensed product for which those royalties expired in August 1998, that originated from the Company's technology and are marketed by other companies.

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

Short-term Investments and Long-term Marketable Securities: The Company invests its excess cash balances in short-term and long-term marketable securities, primarily corporate notes, certificates of deposit, treasury notes, asset-backed securities and municipal bonds. As part of its strategic alliance efforts, the Company also invests in equity securities, dividend bearing convertible preferred stock and interest bearing convertible debt of other biotechnology companies. Marketable equity securities are accounted for as available-for-sale investment securities as described below. Nonmarketable equity securities and convertible debt are carried at cost. At December 31, 1998 and 1997, the Company had investments of $55.8 million and $55.2 million, respectively, in convertible debt of various biotechnology companies.

Investment securities are classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. These securities are recorded as either short-term investments or long-term marketable securities on the balance sheet depending upon their original contractual maturity dates. Held-to-maturity securities are stated at amortized cost, including adjustments for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in accumulated other comprehensive income in stockholders' equity. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. The cost of all securities sold is based on the specific identification method.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the following estimated useful lives of the assets: buildings - 25 years; certain manufacturing equipment - 15 years; other equipment - 4 or 8 years; leasehold improvements
- length of applicable lease. The costs of repairs and maintenance are expensed as incurred. Repairs and maintenance expenses for the years ended December 31, 1998, 1997 and 1996 were $35.9 million, $32.9 million and $28.8 million, respectively. Capitalized interest on construction-in-progress of $3.0 million in 1998, $3.9 million in 1997 and $2.5 million in 1996 is included in property, plant and equipment.

Property, plant and equipment balances at December 31 are summarized below (in thousands):

                                                   1998            1997
------------------------------------------------------------------------
At cost:
  Land                                        $   69,437      $   69,010
  Buildings                                      378,133         339,708
  Equipment                                      607,369         494,874
  Leasehold improvements                           3,565           3,270
  Construction in progress                        86,960         152,533
                                              --------------------------
                                               1,145,464       1,059,395
Less: accumulated depreciation                   445,215         376,091
                                              --------------------------
Net property, plant and equipment             $  700,249      $  683,304
                                              ==========================

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

Contract Revenue: Contract revenue for R&D is recorded as earned based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist are recognized when the payments are received or when collection is assured. In return for contract payments, contract partners may receive certain marketing and manufacturing rights, products for clinical use and testing, and/or R&D services.

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $38.3 million, $39.8 million and $36.0 million in 1998, 1997 and 1996, respectively, and are classified in marketing, general and administrative expenses.

Advertising Expenses: The Company expenses the costs of advertising, which also includes promotional expenses, as incurred. Advertising expenses for the years ended December 31, 1998, 1997 and 1996, were $47.7 million, $41.8 million and $28.0 million, respectively.

Income Taxes: The Company accounts for income taxes by the asset and liability approach for financial accounting and reporting of income taxes.

Earnings Per Share: Basic earnings per share is computed based on the weighted average number of shares of the Company's Callable Putable Common Stock (Special Common Stock) and Common Stock outstanding. Diluted earnings per share is computed based on the weighted average number of shares of the Company's Special Common Stock, Common Stock and other dilutive securities. See also Earnings Per Share note.

Financial Instruments: As part of its overall portfolio, the Company uses two external money managers to manage its investment portfolios that are held for trading purposes and one external manager that manages an available-for-sale portfolio. The investment portfolios consist entirely of debt securities. When the money managers purchase securities denominated in a foreign currency, they enter into foreign currency forward contracts which are recorded at fair value with the related gain or loss recorded in interest income.

The Company purchases simple foreign currency put options (options) with expiration dates and amounts of currency that are based on a portion of probable nondollar revenues so that the potential adverse impact of movements in currency exchange rates on the nondollar denominated revenues will be at least partially offset by an associated increase in the value of the options. See the Financial Instruments note for further discussion. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. Realized gains, if any, are recorded in the income statement with the related hedged revenues. Options are generally terminated, or offsetting contracts are entered into, upon determination that purchased options no longer qualify as a hedge or are determined to exceed probable anticipated net foreign revenues. The realized gains and losses are recorded as a component of other revenues. For early termination of options that qualify as hedges, the gain or loss on termination will be deferred through the original term of the option and then recognized as a component of the hedged revenues. Changes in the fair value of hedging instruments that qualify as a hedge are not recognized and changes in the fair value of instruments that do not qualify as a hedge would be recognized in other revenues.

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

The Company's marketable equity portfolio consists primarily of investments in biotechnology companies whose risk of market fluctuations is greater than the stock market in general. To manage a portion of this risk, the Company enters into certain costless collar instruments to hedge certain equity securities against changes in market value. See the Financial Instruments note for further discussion. Gains and losses on these instruments are recorded as an adjustment to unrealized gains and losses on marketable securities with a corresponding receivable or payable recorded in short-term or long-term other assets or liabilities. Equity collar instruments that do not qualify for hedge accounting and early termination of these instruments with the sale of the underlying security would be recognized through earnings. For early termination of these instruments without the sale of the underlying security, the time value would be recognized through earnings and the intrinsic value will adjust the cost basis of the underlying security.

401(k) Plan: The Company's 401(k) Plan (Plan) covers substantially all of its employees. Under the Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company matches a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. During 1998, 1997 and 1996, the Company provided $7.3 million, $6.7 million and $6.1 million, respectively, for the Company match under the Plan.

Comprehensive Income: The Company adopted Statement of Financial Accounting Standards (FAS) 130, "Reporting Comprehensive Income," at December 31, 1998. Under FAS 130, the Company is required to display comprehensive income and its components as part of the Company's full set of financial statements.
The measurement and presentation of net income did not change. Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity of the Company that are excluded from net income. Specifically, FAS 130 requires unrealized holding gains and losses on the Company's available-for-sale securities, which were reported separately in stockholders' equity, to be included in accumulated other comprehensive income. Comprehensive income for years ended December 31, 1998, 1997 and 1996 has been reflected in the Consolidated Statements of Stockholders' Equity.

New Accounting Standard: In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective beginning in the first quarter of 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. The Company is currently evaluating the impact of FAS 133 on its financial position and results of operations.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in first-out method. Inventories at December 31, 1998 and 1997 are summarized below (in thousands):

                                                1998        1997
-----------------------------------------------------------------
Raw materials and supplies                   $ 21,414    $ 17,544
Work in process                               106,383      84,831
Finished goods                                 20,829      13,651
                                             --------------------
Total                                        $148,626    $116,026
                                             ====================

Reclassifications: Certain reclassifications of prior year amounts have been made to conform with the current year presentation.


SEGMENT, SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

The Company adopted FAS 131, "Disclosure about Segments of an Enterprise and Related Information," at December 31, 1998. FAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Under FAS 131, the Company's operations are treated as one operating segment as it only reports profit and loss information on an aggregate basis to chief operating decision makers of the Company. Information about the Company's product sales and major customers are as follows (in thousands):

Product Sales                             1998         1997         1996
-------------------------------------------------------------------------
Herceptin                                $ 30.5          -            -
Rituxan                                   162.6       $  5.5          -
Activase                                  213.0        260.7       $284.1
Growth hormone (Protropin,
  Nutropin and Nutropin AQ)               214.0        223.6        218.2
Pulmozyme                                  93.8         91.6         76.0
Actimmune                                   3.9          3.5          4.5
                                         --------------------------------
Total product sales                      $717.8       $584.9       $582.8

HLR contributed approximately 11% of the Company's total revenues in 1998, 11% in 1997 and 14% in 1996. See the Related Party Transactions note below for further information. Three other major customers, Caremark, Inc., Bergen Brunswig, and Cardinal Distribution, Inc., each contributed 10% or more of the Company's total revenues in at least one of the last three years. Caremark, Inc., a national distributor, which accounted for 10%, 14% and 15% of total revenues in 1998, 1997 and 1996, respectively, distributes the Company's growth hormone products, Pulmozyme and Actimmune through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a national wholesale distributor of all of the Company's products, contributed 11% in 1998 and 10% in 1997 and 1996. Cardinal Distribution, Inc., a national wholesaler distributor of all the Company's products, contributed 11% in 1998.

Approximate foreign sources of revenues were as follows (in millions):

                              1998       1997       1996
--------------------------------------------------------
Europe                      $171.0     $139.5     $146.4
Asia (primarily Japan)        16.9       34.2       17.8
Canada                        11.7       11.7       11.1

The Company currently sells primarily to distributors and health care companies throughout the U.S., performs ongoing credit evaluations of its customers' financial condition and extends credit generally without collateral. In 1998, 1997 and 1996, the Company did not record any material additions to, or losses against, its provision for doubtful accounts.


RESEARCH AND DEVELOPMENT ARRANGEMENTS

To gain access to potential new products and technologies and to utilize other companies to help develop the Company's potential new products, the Company has established strategic alliances with various companies. These strategic alliances include the acquisition of both marketable and nonmarketable equity investments and convertible debt of companies developing technologies that fall outside the Company's research focus and include companies having the potential to generate new products through technology exchanges and investments. Potential future payments may be due to certain collaborative partners achieving certain benchmarks as defined in the collaborative agreements. The Company has also entered into product-specific collaborations to acquire development and marketing rights for products.

In December 1997, the Company and Alteon Inc. (Alteon) entered into a collaborative agreement to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor to treat kidney disease in diabetic patients. Under the terms of the agreement, the Company licensed pimagedine and second generation compounds from Alteon and has made investments in Alteon stock of $37.5 million. In 1998, as a result of unsuccessful clinical trials with pimagedine and the decline in the value of the Company's investment in Alteon, the Company wrote down $24.2 million of its marketable and nonmarketable equity investments in Alteon. The Company is in discussions with Alteon as to the future direction of the collaboration.


INCOME TAXES

The income tax provision consists of the following amounts (in thousands):

                                1998       1997       1996
------------------------------------------------------------
Current:
  Federal                    $ 39,945   $ 30,617   $ 61,502
  State                         1,004        432      2,104
  Foreign                           -          2          2
                            --------------------------------
     Total current             40,949     31,051     63,608
                            --------------------------------
Deferred:
  Federal                      29,006     23,799    (34,021)
  State                           787    (14,099)         -
                            --------------------------------
     Total deferred            29,793      9,700    (34,021)
                            --------------------------------

Total income tax provision   $ 70,742   $ 40,751   $ 29,587
                            ================================

Actual current tax liabilities are lower by $17.3 million, $14.0 million and $8.4 million in 1998, 1997 and 1996, respectively, due to employee stock option related tax benefits which were credited to stockholders' equity.

A reconciliation between the Company's effective tax rate and the U.S. statutory rate follows:

                                                                 Tax Rate
                                         1998 Amount   ----------------------------
                                        (thousands)     1998       1997       1996
-----------------------------------------------------------------------------------
Tax at U.S. statutory rate               $ 88,428       35.0%      35.0%      35.0%
R&D credits realized                      (11,919)      (4.7)     (11.4)      (3.0)
Tax benefit of certain realized gains
  on securities available-for-sale         (2,982)      (1.2)      (3.8)         -
Adjustment of deferred tax assets
  valuation allowance                           -          -          -      (15.3)
Foreign losses realized                   (10,500)      (4.2)         -       (3.4)
State taxes                                 7,491        3.0        2.3        2.3
Other                                         224        0.1        1.9        4.4
                                         ------------------------------------------
Income tax provision                     $ 70,742       28.0%      24.0%      20.0%
                                         ==========================================

The components of deferred taxes consist of the following at December 31 (in thousands):

                                                           1998          1997
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                         $ 66,471      $ 55,137
   Unrealized gain on securities
     available-for-sale                                   30,617        25,086
   Other                                                  20,016         2,173
                                                        -----------------------
      Total deferred tax liabilities                     117,104        82,396
Deferred tax assets:
   Capitalized R&D costs                                  42,317        33,950
   Federal credit carryforwards                           86,725       100,400
   Expenses not currently deductible                      56,699        35,000
   State credit carryforwards                             30,632        28,365
   Other                                                   4,992         4,398
                                                        -----------------------
      Total deferred tax assets                          221,365       202,113
      Valuation allowance                                (62,844)      (48,508)
                                                        -----------------------
      Total net deferred tax assets                      158,521       153,605
                                                        -----------------------
Total net deferred taxes                                $ 41,417      $ 71,209
                                                        =======================

Total tax credit carryforwards of $117.4 million expire in the years 1999 through 2012, except for $43.0 million of alternative minimum tax credits which have no expiration date. The valuation allowance at December 31, 1998, reflected above relates to the tax benefits of stock option deductions which will be credited to additional paid-in capital when realized.

The valuation allowance increased by $14.3 million and $12.7 million in 1998 and 1997, respectively, and decreased by $17.0 million in 1996. Realization of net deferred taxes depends on future earnings from existing and new products and new indications for existing products. The timing and amount of future earnings will depend on continued success in marketing and sales of the Company's current products, as well as the scientific success, results of clinical trials, availability of third party reimbursement for therapies and regulatory approval of products under development.


EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators of the basic and diluted EPS computations for the years ended December 31, 1998, 1997 and 1996 (in thousands).

                                      1998          1997          1996
                                  -------------------------------------
Numerator:
 Net income - numerator for
  basic and diluted EPS:          $ 181,909     $ 129,044     $ 118,348
                                  -------------------------------------
Denominator:
 Denominator for basic EPS--
  weighted-average shares           125,767       123,042       120,623

 Effect of dilutive securities:
  Stock options                       4,105         3,355         3,325
  Warrants                                -             -            21
                                  -------------------------------------
 Denominator for diluted EPS
 --adjusted weighted-average
   shares and assumed conversions   129,872       126,397       123,969
                                  =====================================

Options to purchase 178,575 shares of the Company's Special Common Stock ranging from $70.50 to $71.13 per share, 103,700 shares of Special Common Stock at $59.00 per share and 5,251,665 shares of Special Common Stock at $54.25 per share were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share. These options' exercise price was greater than the average market price of the Special Common Stock and therefore, the effect would be anti-dilutive. See Capital Stock note for information on option expiration dates.

During 1998, 1997 and 1996, the Company had convertible subordinated debentures which were convertible to 1,013,447, 1,013,514 and 1,013,514 shares, respectively, of Special Common Stock, but were not included in the computation of diluted earnings per share because they were anti-dilutive. See the Long-Term Debt note for additional information on the convertible subordinated debentures.


INVESTMENT SECURITIES

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1998 and 1997 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.

                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1998                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 236,330   $   3,817   $    (246)   $ 239,901
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  42,024   $  77,364   $  (1,042)   $ 118,346
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years          31,294       1,812         (74)      33,032
Corporate debt securities
  maturing:
       within 1 year              251,238         233        (515)     250,956
       between 1-5 years          309,762       3,525        (934)     312,353
       between 5-10 years         149,410       6,603        (472)     155,541
Other debt securities
  maturing:
       between 1-5 years           70,768         172      (2,502)      68,438
       between 5-10 years          19,836         267           -       20,103
       greater than 10 years        9,033          49          (7)       9,075
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 883,365   $  90,025   $  (5,546)   $ 967,844
                                ==============================================

SECURITIES HELD-TO-MATURITY
 (carried at amortized cost):

Corporate debt securities
  maturing:
       within 1 year            $ 115,687   $       -   $     (79)   $ 115,608
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $ 115,687   $       -   $     (79)   $ 115,608
                                ==============================================


                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1997                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 256,428   $     686   $  (4,487)   $ 252,627
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  46,262   $  75,796   $  (2,147)   $ 119,911
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years          38,979         577          (3)      39,553
Corporate debt securities
  maturing:
       within 1 year              100,178          51          (8)     100,221
       between 1-5 years          100,713         770        (103)     101,380
       between 5-10 years         149,242       4,053           -      153,295
Other debt securities
  maturing:
       within 1 year               41,061           -        (578)      40,483
       between 1-5 years           41,057           -      (2,008)      39,049
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 517,492   $  81,247   $  (4,847)   $ 593,892
                                ==============================================

SECURITIES HELD-TO-MATURITY
 (carried at amortized cost):

Corporate debt securities
  maturing:
       within 1 year            $ 195,522   $     19            -    $ 195,541
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $ 195,522   $     19            -    $ 195,541
                                ==============================================

The carrying value of all investment securities held at December 31, 1998 and 1997 is summarized below (in thousands):

 Security                                                   1998        1997
-----------------------------------------------------------------------------
Trading securities                                      $ 239,901   $ 252,627
Securities available-for-sale maturing within one year    250,956     140,704
Securities held-to-maturity maturing within one year      115,687     195,522
                                                        ---------------------
     Total short-term investments                       $ 606,544   $ 588,853
                                                        =====================

Securities available-for-sale maturing between
  1-10 years, including equity securities               $ 716,888   $ 453,188
                                                        ---------------------
     Total long-term marketable securities              $ 716,888   $ 453,188
                                                        =====================

In 1998, proceeds from the sales of available-for-sale securities totaled $431.0 million; gross realized gains totaled $9.5 million and gross realized losses totaled $1.8 million. In 1997, proceeds from the sales of available-for-sale securities totaled $410.4 million; gross realized gains totaled $13.2 million and gross realized losses totaled $2.1 million. In 1996, proceeds from sales of available-for-sale securities totaled $182.6 million; gross realized gains totaled $1.0 million and gross realized losses totaled $0.7 million. The Company recorded charges in 1998 and 1997 of $20.2 million and $4.0 million, respectively, to write down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary. In 1996, there were no such write-downs.

During the year ended December 31, 1998, 1997 and 1996, net change in unrealized holding gains/(losses) on trading securities included in net income totaled $7.4 million, ($3.8) million and ($1.0) million, respectively.

Marketable debt securities held by the Company are issued by a diversified selection of corporate and financial institutions with strong credit ratings. The Company's investment policy limits the amount of credit exposure with any one institution. Other than asset-backed securities, these debt securities are generally not collateralized. The Company has not experienced any material losses due to credit impairment on its investments in marketable debt securities in the years 1998, 1997 and 1996.


FINANCIAL INSTRUMENTS

Foreign Currency Instruments: Certain of the Company's revenues are earned outside of the U.S. Moreover, the Company's foreign currency denominated revenues exceed its foreign currency denominated expenses; therefore, risk exists that net income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To hedge a portion of anticipated nondollar denominated net revenues, the Company currently purchases options and may enter into forward contracts. At December 31, 1998, the Company had hedged approximately 75% of probable net foreign revenues anticipated within 12 months and 40% of its probable net foreign revenues through the year 2000. At December 31, 1998 and 1997, the notional amounts of the options totaled $75.0 million and $122.9 million, respectively, and consisted of the following currencies: German marks, Spanish pesetas, French francs, British pounds, Italian lire, Japanese yen and Swedish krona. All option contracts mature within the next two years. The fair value of the options was based on exchange rates and market conditions at December 31, 1998 and 1997. All forward contracts were closed out at the end of 1997 and no forward contracts were entered into in 1998.

Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. The Company has not experienced any material losses due to credit impairment of its foreign currency instruments.

Interest Rate Swaps: Interest income is subject to fluctuations as interest rates change, primarily U.S. interest rates. To manage this risk, the Company periodically establishes duration targets for its investment portfolio that reflect its anticipated use of cash and fluctuations in market rates of interest. The Company may enter into swaps as part of its overall strategy of managing the duration of its investment portfolio. For each swap, the Company receives interest based on fixed rates and pays interest to counterparties based on floating rates on a notional principal amount. The Company's swap counterparties have strong credit ratings which minimize the risk of non-performance on the swaps. The Company has not experienced any material losses due to credit impairment. At December 31, 1998 and 1997, the Company had three swap contracts outstanding with notional amounts totaling $150.0 million. The Company's credit exposure on swaps and the net carrying amounts of swaps held at December 31, 1998 and 1997, were not material. Net interest income from swaps in 1998, 1997 and 1996 was also immaterial.

Equity Collar Instruments: To hedge against fluctuations in the market value of a portion of the marketable equity portfolio, the Company has entered into costless collar instruments, a form of equity collar instrument, that expire in 1999 and will require settlement in equity securities or cash. A costless collar instrument is a purchased put option and a written call option on a specific equity security such that the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments. The fair value of the purchased puts and the written calls were determined based on quoted market prices at year end. At December 31, 1998, the notional amounts of the put and call options were $32.0 million and $46.0 million, respectively. At December 31, 1997, the notional amounts of the put and call options were $33.7 million and $50.1 million, respectively.

Financial Instruments Held for Trading Purposes: As part of its 1998 overall investment strategy, the Company has contracted with two external money managers to manage part of its investment portfolio. These portfolios at December 31, 1998, consisted of U.S. and nondollar denominated investments. To hedge the nondollar denominated investments, the money managers enter into forward contracts. The notional amounts of the forward contracts at December 31, 1998 and 1997, were $211.6 million and $209.3 million, respectively. The fair value at December 31, 1998 and 1997, of the forward contracts, totaled $0.4 million and $3.3 million, respectively. The average fair value during 1998 and 1997 totaled ($0.9) million and $2.1 million, respectively. Net realized and unrealized trading gains on the portfolio totaled approximately $16.2 million in 1998 and $9.1 million in 1997, respectively, and are included in interest income. Counterparties have strong credit ratings which minimize the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 1998 and 1997, of the Company's financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end (in thousands):

                                           1998                   1997
                                  ---------------------  ---------------------
                                    Carrying   Fair        Carrying    Fair
Financial Instrument                 Value     Value         Value    Value
------------------------------------------------------------------------------
Assets:
Investment securities
 (including accrued interest
   and traded forward contracts)  $1,323,432 $1,323,353  $1,042,041 $1,042,060
Convertible equity loans              55,800     55,800      55,248     55,248
Purchased foreign exchange put
  options                              1,441      5,741       3,891     14,468
Outstanding interest rate swaps        5,742    167,535       5,742    165,559

Liabilities:
Long-term debt                       149,990    148,000     150,000    139,500
Equity collars                         4,857     11,600      12,161     15,533
Outstanding interest rate swaps        3,587    153,587       3,732    153,732

OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 are as follows (in thousands):

                                                   1998            1997
------------------------------------------------------------------------
Accrued compensation                           $ 47,057         $ 44,624
Accrued clinical and other studies               35,535           47,269
Accrued royalties                                23,392           23,905
Accrued marketing and promotion costs             9,417           13,369
Other                                            77,639           55,678
                                               -------------------------
  Total other accrued liabilities              $193,040         $184,845
                                               =========================

LONG-TERM DEBT

The Company's long-term debt as of December 31, 1998 and 1997 consisted of $150.0 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. The debentures are convertible, at the option of the holder, into shares of the Company's Special Common Stock. Upon conversion, the holder receives, for each $74 in principal amount of debenture converted, one-half share of the Company's Special Common Stock and $18 in cash. The $18 in cash is reimbursed by Roche to the Company. Generally, the Company may redeem the debentures until maturity.


LEASES, COMMITMENTS AND CONTINGENCIES

Leases: Future minimum lease payments under operating leases, net of sublease income, at December 31, 1998 are as follows (in thousands):

    1999      2000      2001      2002      2003     Thereafter     Total
--------------------------------------------------------------------------
  $25,855    23,591    22,470    19,627    18,637      36,707     $146,887

The Company leases various real property under operating leases that generally require the Company to pay taxes, insurance and maintenance. Rent expense was approximately $12.7 million, $11.7 million and $11.7 million for the years 1998, 1997 and 1996, respectively. Sublease income was not material in any of the three years presented.

Under four of the lease agreements, the Company has an option to purchase the properties at an amount that does not constitute a bargain. Alternatively, the Company can cause the property to be sold to a third party. The Company is contingently liable, under residual value guarantees, for approximately $377.0 million. The Company also is required to maintain certain financial ratios and is limited to the amount of additional debt it can assume.

Commitments: The Company and CuraGen Corporation (CuraGen) entered into a research collaborative agreement in November 1997, whereby the Company invested $5.0 million in equity of CuraGen and has agreed to provide a convertible equity loan to CuraGen of up to $26.0 million. As of December 31, 1998, no loan amounts have been funded to CuraGen.

Also, in December 1997, the Company and LeukoSite Inc. (LeukoSite) entered into a collaboration agreement to develop and commercialize LeukoSite's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel diseases. Under the terms of the agreement, the Company made a $4.0 million equity investment in LeukoSite and has agreed to provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if LeukoSite agrees to fund 25% of Phase III development costs, the Company has agreed to provide a second loan to LeukoSite for such funding. As of December 31, 1998, no loan amounts have been funded to LeukoSite.

In addition, the Company has entered into research collaborations with companies whereby potential future payments may be due to selective collaborative partners achieving certain benchmarks as defined in the collaborative agreements. The Company may also, from time-to-time, lend additional funds to these companies, subject to approval.

The Company is a limited partner in the Vector Later-Stage Equity Fund II, L.P. (Vector Fund). The General Partner is Vector Fund Management II, L.L.C., a Delaware limited liability company. The purpose of the Vector Fund is to invest in biotech equity and equity-related securities. Under the terms of the Vector Fund agreement, the Company makes contributions to the capital of the Vector Fund through installments in cash as called by the General Partner. The Company's total commitment to the Vector Fund through September 2003 is $25.0 million, of which $7.2 million was contributed as of December 31, 1998. The Vector Fund will terminate and be dissolved in September 2007.

Contingencies: The Company is a party to various legal proceedings, including patent infringement cases involving human growth hormone products and Activase, registered trademark, and other matters.

In July 1997, an action was filed in the U.S. District Court for the Northern District of California alleging that the Company's manufacture, use and sale of its Nutropin, registered trademark, human growth hormone products infringed a patent (the Goodman Patent) owned by the Regents of the University of California (UC). This action is substantially the same as a previous action filed in 1990 against the Company by UC alleging that the Company's manufacture, use and sale of its Protropin, registered trademark, human growth hormone products infringed the Goodman Patent. The 1997 case has been stayed pending the conclusion of the 1990 case, which is expected to commence trial in April 1999.

Based upon the nature of the claims made and the information available to date to the Company and its counsel through investigations and otherwise, the Company believes the outcome of these actions is not likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

In addition to the above, in 1995, the Company received and responded to grand jury document subpoenas from the U.S. District Court for the Northern District of California for documents relating to the Company's past clinical, sales and marketing activities associated with human growth hormone. In February 1997, February 1998 and October 1998, the Company received grand jury document subpoenas from the same court related to the same subject matter. The government is actively investigating this matter, and the Company is a target of that investigation. The Company expects further activity with respect to this matter in the near future. At this time, the Company cannot reasonably estimate a possible range of loss, if any, that may result from this investigation due to uncertainty regarding the outcome.


RELATIONSHIP WITH ROCHE HOLDINGS, INC.

On October 25, 1995, the Company and Roche entered into the Agreement. Each share of the Company's Common Stock not held by Roche or its affiliates on that date automatically converted to one share of Special Common Stock. The Agreement extends until June 30, 1999 Roche's option to cause the Company to redeem (call) the outstanding Special Common Stock of the Company at predetermined prices. Should the call be exercised, Roche will concurrently purchase from the Company a like number of common shares for a price equal to the Company's cost to redeem the Special Common Stock. During the quarter beginning January 1, 1999, the call price is $81.00 per share and increases by $1.50 per share each quarter through the end of the option period on June 30, 1999, on which date the price will be $82.50 per share. If Roche does not cause the redemption as of June 30, 1999, the Company's stockholders will have the option (put) to cause the Company to redeem none, some or all of their shares of Special Common Stock at $60.00 per share (and Roche will concurrently provide the necessary redemption funds to the Company by purchasing a like number of shares of Common Stock at $60.00 per share) within thirty business days commencing July 1, 1999. Roche Holding Ltd, a Swiss corporation, has guaranteed Roche's obligation under the put.

In the event of the put, wherein sufficient shares of the Company's Special Common Stock are tendered to result in Roche owning at least 85% of the total outstanding shares of the Company's stock, the Company has in place an Incentive Units Program (Program) which could result in amounts payable to eligible employees. These amounts are based on specified performance benchmarks achieved by the Company during the term of the Program. In the event of the put, at December 31, 1998, $14.8 million is contingently payable under the Program.

In conjunction with the Agreement, HLR was granted an option for ten years for licenses to use and sell certain of the Company's products in non-U.S. markets (the License Agreement). In 1997, the Company and HLR agreed in principle to changes to the License Agreement. Key changes to the License Agreement are summarized as follows: (1) For future products, HLR may choose to exercise its option either when the Company determines to move a product into development, or at the end of Phase II clinical trials (as in the 1995 agreement). U.S. and European development costs will be shared (discontinuing the distinction regarding location or purpose of studies). (2) If HLR exercises its option at the development determination point, U.S. and European development costs will be shared 50/50. (3) If HLR exercises its option at the end of Phase II clinical trials, HLR will reimburse the Company for 50 percent of any development costs incurred, and subsequent U.S. and European development costs will be shared 75/25, HLR/Genentech. (4) For nerve growth factor, which HLR has already exercised its option to develop, prospective U.S. and European development costs will be shared 60/40, HLR/Genentech. (5) HLR has assumed development of Xubix, trademark, (the oral IIb/IIIa antagonist) globally on its own. The Company may subsequently opt-in and join development at any time through the New Drug Application approval for the first indication. If the Company does not opt-in, it will receive from HLR a 6.0% royalty on worldwide sales of Xubix.

In general, with respect to the Company's products, HLR pays a royalty of 12.5% until a product reaches $100.0 million in aggregate sales outside of the U.S., at which time the royalty rate on all sales increases to 15%. In addition, HLR has rights to, and pays the Company 20% royalties on, Canadian sales of Activase, Protropin, Nutropin, Pulmozyme and Actimmune, sales of Pulmozyme outside of the U.S. and sales of Rituxan outside of the U.S., excluding Japan. HLR currently has the right to sell Pulmozyme exclusively in Canada and Europe and pays royalties to the Company on such sales. The Company supplies its products to HLR, and has agreed to supply its products for which HLR has exercised its option, for sales outside of the U.S. at cost plus 20%.

Under the Agreement, independent of its right to cause the Company to redeem the Special Common Stock, Roche may increase its ownership of the Company up to 79.9% by making purchases on the open market. Roche holds approximately 65.3% of the outstanding common equity of the Company as of December 31, 1998.


RELATED PARTY TRANSACTIONS

The Company has transactions with Roche, HLR (a wholly owned subsidiary of Roche, with two officers on the Company's Board of Directors) and its affiliates in the ordinary course of business. The Company recorded nonrecurring contract revenues from HLR of $40.0 million for Herceptin, registered trademark, (trastuzumab) marketing rights outside of the U.S. in 1998 (see below) and $44.7 million for the exercise of their options under the License Agreement with respect to three development projects [Rituxan, insulin-like growth factor (IGF-I) which was subsequently terminated, and nerve growth factor] in 1996. All other contract revenue from HLR, including reimbursement for ongoing development expenses after the option exercise date, totaled $21.6 million in 1998, $67.6 million in 1997, $50.6 million in 1996. All other revenue from Roche, HLR and their affiliates, principally royalties under previous product licensing agreements, and royalties and product sales under the License Agreement, totaled $63.8 million in 1998, $42.8 million in 1997 and $39.5 million in 1996.

In July 1998, the Company entered into an agreement with HLR to provide HLR exclusive marketing rights outside of the U.S. for Herceptin. Under the agreement, HLR paid $40.0 million and has agreed to pay cash milestones tied to future product development activities, to contribute equally with the Company up to a maximum of $40.0 million on global development costs and to make royalty payments on product sales. As of December 31, 1998, no additional amounts have been paid.

The Company has a contractual relationship with Novation, LLC (Novation), a group purchasing organization that is a joint venture of VHA, Inc. and University HealthSystem Consortium. One officer of VHA, Inc. is on the Company's Board of Directors. Under the contractual relationship, the Company pays to Novation an administrative fee, and pays to Novation member hospitals a rebate, based on a percentage of the purchases of Activase by such member hospitals. In 1998, administrative fees and rebates paid to Novation and its member hospitals, respectively, were not material.

The Company has contracted with Jacobs Engineering Group Inc. (Jacobs) to provide design and engineering services for various projects of the Company. One of the members of the Board of Directors of Jacobs is also a member of the Board of Directors of the Company. In 1998, the amounts the Company paid to Jacobs were not material.


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

The Company adopted the 1991 Employee Stock Plan (1991 Plan) on December 4, 1990, and amended it during 1993, 1995 and 1997. The 1991 Plan allows eligible employees to purchase Special Common Stock at 85% of the lower of the fair market value of the Special Common Stock on the grant date or the fair market value on the first business day of each calendar quarter. Purchases are limited to 15% of each employee's eligible compensation. All full-time employees of the Company are eligible to participate in the 1991 Plan. Of the 4,500,000 shares of Special Common Stock reserved for issuance under the 1991 Plan, 3,743,789 shares have been issued as of December 31, 1998. During 1998, 2,818 of the eligible employees participated in the 1991 Plan.

The Company has elected to continue to follow Accounting Principles Board
(APB) 25 for accounting for its employee stock options because the alternative fair value method of accounting prescribed by FAS 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, Accounting for Stock Issued to Employees, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options and employee stock plan under the fair value method prescribed by FAS 123 and the earnings per share method under FAS 128. The resulting effect on pro forma net income and earnings per share disclosed is not likely to be representative of the effects on net income and earnings per share on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.5%, 6.2% and 5.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's Common Stock of 11.9%, 9.2% and 6.2%; and a weighted-average expected life of the option of five years.

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

For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information for the years ending December 31 follows (in thousands, except per share amounts):

                                          1998         1997         1996
                                       ----------------------------------
Net income - as reported               $181,909     $129,044     $118,348

Net income - pro forma                  140,995      111,441      104,358

Earnings per share - as reported:
  Basic                                    1.45         1.05         0.98
  Diluted                                  1.40         1.02         0.95

Earnings per share - pro forma:
  Basic                                    1.12         0.91         0.87
  Diluted                                  1.10         0.89         0.84


A summary of the Company's stock option activity and related information were as follows:

                                                             Weighted Average
                                                 Shares           Price
                                               ----------    ----------------
Options outstanding at December 31, 1995       15,209,074        $ 36.80

Grants                                          6,761,545          53.99
Exercises                                      (1,624,541)         29.39
Cancellations                                    (743,569)         48.93
                                               ----------
Options outstanding at December 31, 1996       19,602,509          42.89

Grants                                            329,505          58.21
Exercises                                      (2,443,696)         30.07
Cancellations                                  (1,248,709)         52.35
                                               ----------
Options outstanding at December 31, 1997       16,239,609          44.41

Grants                                          4,594,925          67.82
Exercises                                      (2,460,907)         35.32
Cancellations                                  (1,248,021)         54.64
                                               ----------
Options outstanding at December 31, 1998       17,125,606        $ 51.27
                                               ==========

The following table summarizes information concerning currently outstanding and exercisable options:

                          Options Outstanding            Options Exercisable
                   -----------------------------------  ---------------------
                                 Weighted
                                  Average
                                   Years      Weighted               Weighted
                                 Remaining    Average                Average
Range of             Number     Contractual   Exercise    Number     Exercise
Exercise Prices    Outstanding     Life        Price    Exercisable    Price
-----------------------------------------------------------------------------
$15.990 - $21.375     214,951       0.58      $ 19.87      214,951    $ 19.87
$25.500 - $38.125   3,196,155      11.08        28.18    3,155,655      28.20
$41.750 - $59.000   9,306,775      11.98        52.09    4,937,820      51.35
$67.063 - $71.125   4,407,725       9.68        67.82        1,525      67.31
                   -----------                          -----------
                   17,125,606                            8,309,951
                   ===========                          ===========

Using the Black-Scholes option valuation model, the weighted average fair value of options granted in 1998, 1997 and 1996, respectively was $17.23, $15.37 and $13.36. Shares of Special Common Stock available for future grants under all stock option plans were 2,041,218 at December 31, 1998.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP


San Jose, California
January 20, 199

QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)

                                                 1998 Quarter Ended
                                 -------------------------------------------------
                                 December 31   September 30    June 30    March 31
----------------------------------------------------------------------------------
Total revenues                     $304,301       $313,930    $268,012    $264,700
Product sales                       213,713        163,100     176,263     164,719
Gross margin from product sales     181,212        127,749     139,113     131,098
Net income                           37,140         63,378      40,374      41,017
Earnings per share:
  Basic                                0.29           0.50        0.32        0.33
  Diluted                              0.28           0.49        0.31        0.32


                                                 1997 Quarter Ended
                                 -------------------------------------------------
                                 December 31   September 30    June 30    March 31
----------------------------------------------------------------------------------
Total revenues                     $277,053       $248,917    $233,493    $257,285
Product sales                       143,352        142,306     145,018     154,213
Gross margin from product sales     120,633        115,741     119,451     126,528
Net income                           41,529         32,122      23,794      31,599
Earnings per share:
  Basic                                0.34           0.26        0.19        0.26
  Diluted                              0.33           0.25        0.19        0.25

11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(millions, except per share and employee data)

                                            1998      1997      1996      1995      1994
----------------------------------------------------------------------------------------
Total revenues                          $1,150.9  $1,016.7  $  968.7  $  917.8  $  795.4
  Product sales                            717.8     584.9     582.8     635.3     601.0
  Royalties                                229.6     241.1     214.7     190.8     126.0
  Contract & other                         114.8     121.6     107.0      31.2      25.6
  Interest                                  88.7      69.1      64.2      60.5      42.8
----------------------------------------------------------------------------------------
Total costs and expenses                $  898.3  $  846.9  $  820.8  $  745.6  $  665.8
  Cost of sales                            138.6     102.5     104.5      97.9      95.8
  Research & development                   396.2     470.9     471.1     363.0     314.3
  Marketing, general & administrative      358.9     269.9     240.1     251.7     248.6
  Special charge                               -         -         -      25.0(1)      -
  Interest                                   4.6       3.6       5.1       8.0       7.1
----------------------------------------------------------------------------------------
Income data
  Income (loss) before taxes            $  252.6  $  169.8  $  147.9  $  172.2  $  129.6
  Income tax provision                      70.7      40.8      29.6      25.8       5.2
  Net income (loss)                        181.9     129.0     118.3     146.4     124.4
  Tax rate                                   28%       24%       20%       15%        4%
----------------------------------------------------------------------------------------
  Earnings (loss) per share:
    Basic                               $   1.45  $   1.05  $   0.98  $   1.24  $   1.07
    Diluted                                 1.40      1.02      0.95      1.20      1.03
----------------------------------------------------------------------------------------
Selected balance sheet data
  Cash, short-term investments
    & long-term marketable securities   $1,604.6  $1,286.5  $1,159.1  $1,096.8  $  920.9
  Accounts receivable                      149.7     189.2     197.6     172.2     146.3
  Inventories                              148.6     116.0      91.9      93.6     103.2
  Property, plant & equipment, net         700.2     683.3     586.2     503.7     485.3
  Other long-term assets                   196.3     177.2     149.2     105.5      61.0
  Total assets                           2,855.4   2,507.6   2,226.4   2,011.0   1,745.1
  Total current liabilities                291.3     289.6     250.0     233.4     220.5
  Long-term debt                           150.0     150.0     150.0     150.0     150.4
  Total liabilities                        511.6     476.4     425.3     408.9     396.3
  Total stockholders' equity             2,343.8   2,031.2   1,801.1   1,602.0   1,348.8
----------------------------------------------------------------------------------------
Other data
  Depreciation and amortization expense $   78.1  $   65.5  $   62.1  $   58.4  $   53.5
  Capital expenditures                      88.1     154.9     141.8      70.2      82.8
----------------------------------------------------------------------------------------
Share information
  Shares used to compute EPS:
    Basic                                  125.8     123.0     120.6     118.3     116.0
    Diluted                                129.9     126.4     124.0     121.7     120.2
  Actual year-end                          127.1     124.2     121.4     119.3     117.2
----------------------------------------------------------------------------------------
Per share data
  Market price:       High              $  79.75  $  60.63  $  55.38  $  53.00* $  53.50

                      Low               $  59.25  $  53.25  $  51.38  $  44.50* $  41.75

  Book value                            $  18.44  $  16.35  $  14.84  $  13.43  $  11.50
----------------------------------------------------------------------------------------
Number of employees                        3,389     3,242     3,071     2,842     2,738
----------------------------------------------------------------------------------------


The Company has paid no dividends.
The Financial Summary above reflects adoption of FAS 130 and 131 in 1998, FAS 128 and
129 in 1997, FAS 121 in 1996, FAS 115 in 1994, FAS 109 in 1992 and FAS 96 in 1988.
*Special Common Stock began trading October 26, 1995.  On October 25, 1995, pursuant to the new Agreement with Roche, each share of the Company's Common Stock not held by
Roche or its affiliates automatically converted to one share of Special Common Stock.
**Redeemable Common Stock began trading September 10, 1990; prior to that date all shares were Common Stock.  Pursuant to the merger agreement with Roche, all shareholders as of effective date September 7, 1990, received for each common share owned, $18 in cash from Roche and one-half share of newly issued Redeemable Common
Stock from the Company.
(1) Charges related to 1995 merger and new Agreement with Roche ($21 million) and resignation of the Company's former CEO ($4 million).
(2) Charges primarily related to 1990 Roche merger.
(3) Primarily inventory-related charge.
(4)  Reflect amounts previously reported.  Information was not available to restate these amounts pursuant to FAS 128.


     1993        1992        1991       1990       1989       1988
-------------------------------------------------------------------
 $  649.7    $  544.3    $  515.9    $ 476.1    $ 400.5    $ 334.8
    457.4       391.0       383.3      367.2      319.1      262.5
    112.9        91.7        63.4       47.6       36.7       26.7
     37.9        16.7        20.4       31.9       27.5       33.5
     41.5        44.9        48.8       29.4       17.2       12.1
-------------------------------------------------------------------
 $  590.8    $  522.3    $  469.8    $ 572.7    $ 352.9    $ 311.7
     70.5        66.8        68.4       68.3       60.6       46.9
    299.4       278.6       221.3      173.1      156.9      132.7
    214.4       172.5       175.3      158.1      127.9      101.9
        -           -           -      167.7(2)       -       23.3(3)
      6.5         4.4         4.8        5.5        7.5        6.9
-------------------------------------------------------------------

 $   58.9     $  21.9    $   46.1    $ (96.6)    $ 47.6     $ 23.1
        -         1.1         1.8        1.5        3.6        2.5
     58.9        20.8        44.3      (98.0)      44.0       20.6
        -          5%          4%          -         8%        11%
------------------------------------------------------------------

 $   0.52     $  0.19    $   0.40    $     -     $    -     $ 0.25
     0.50        0.18        0.39      (1.05)(4)   0.51(4)    0.24
-------------------------------------------------------------------


 $  719.8    $  646.9    $  711.4    $ 691.3    $ 205.0    $ 152.5
    130.5        93.9        69.0       58.8       66.8       63.9
     84.7        65.3        56.2       39.6       49.3       63.4
    456.7       432.5       342.5      300.2      299.1      289.4
     64.1        37.1        42.7       61.7       85.0       89.7
  1,468.8     1,305.1     1,231.4    1,157.7      711.2      662.9
    190.7       133.5       118.6      101.4       75.9       95.4
    151.2       152.0       152.9      153.5      154.4      155.3
    352.0       297.8       281.7      264.5      242.2      263.6
  1,116.8     1,007.3       949.7      893.2      469.0      399.3
-------------------------------------------------------------------

 $   44.0    $   52.2    $   46.9     $ 47.6     $ 44.6     $ 38.3
     87.5       126.0        71.3       36.0       37.2      110.9
-------------------------------------------------------------------


    113.9       111.9       111.0          -          -       82.2
    118.7       115.0       113.2       93.0(4)    86.0(4)    85.0
    114.8       112.9       111.3      110.6       84.3       82.9
-------------------------------------------------------------------

  $ 50.50     $ 39.50     $ 36.25    $ 30.88    $ 23.38    $ 47.50
                                     $ 27.50**
  $ 31.25     $ 25.88     $ 20.75    $ 20.13    $ 16.00    $ 14.38
                                     $ 21.75**
  $  9.73     $  8.92     $  8.53    $  8.08    $  5.56    $  4.82
-------------------------------------------------------------------
    2,510       2,331       2,202      1,923      1,790      1,744
-------------------------------------------------------------------


COMMON STOCK, SPECIAL COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol   GNE

Stock Exchange Listings

The Company's callable putable Common Stock (Special Common Stock) has traded on the New York Stock Exchange and the Pacific Exchange under the symbol GNE since October 26, 1995. On October 25, 1995, the Company's non-Roche stockholders approved an agreement (the Agreement) with Roche Holdings, Inc. (Roche). Pursuant to the Agreement, each share of the Company's Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock. From July 3, 1995 through October 25, 1995, the Company's Common Stock was traded under the symbol GNE. After the close of business on June 30, 1995, each share of the Company's Redeemable Common Stock automatically converted to one share of the Company's Common Stock.
The conversion was in accordance with the terms of the Redeemable Common Stock put in place at the time of its issuance on September 7, 1990, when the Company's merger with a wholly owned subsidiary of Roche was consummated.
The Redeemable Common Stock of the Company traded under the symbol GNE from September 10, 1990 to June 30, 1995. The Company's Common Stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. The Company's Common Stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the Common Stock, Special Common Stock or Redeemable Common Stock. The Company currently intends to retain all future income for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See the "Relationship with Roche Holdings, Inc." note in the "Notes to Consolidated Financial Statements" for a further description of the Agreement with Roche.

Special Common Stockholders

As of December 31, 1998, there were approximately 13,374 stockholders of record of the Company's Special Common Stock.


Stock Prices

                           Special Common/Redeemable Common/Common Stock
                                   1998                     1997
--------------------------------------------------------------------------
                             High        Low         High          Low
                          ------------------------------------------------
4th Quarter               $ 79 3/4     $ 68 1/8    $ 60 5/8      $ 57 1/2
3rd Quarter                 72 11/16     63 9/16     58 15/16      56 1/2
2nd Quarter                 73 3/4       65 3/4      59 1/4        56 1/2
1st Quarter                 72 1/2       59 1/4      58            53 1/4


Page 1

Draft # 2 (1/22/99)