Form 10-K405, Exhibit 13
period 1999-12-31
GENENTECH INC
filed 2000-02-08
CIK 318771

FINANCIAL REVIEW
(dollars in millions, except per share amounts)


In this Annual Report, "Genentech," "we," "us" and "our" refer to Genentech, Inc., "Common Stock" refers to Genentech's Common Stock, par value $0.02 per share, "Special Common Stock" refers to Genentech's callable putable common stock, par value $0.02 per share and "Redeemable Common Stock" refers to Genentech's redeemable common stock, par value $0.02 per share. In addition, all numbers relating to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to the two-for-one split of our Common Stock on November 2, 1999.


OVERVIEW OF OUR BUSINESS

Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Thirteen of the approved products of biotechnology stem from our science. Of these products, we manufacture and market seven directly in the United States and we are preparing to begin manufacturing and marketing the eighth:

- Herceptin, registered trademark, (trastuzumab) antibody for the treatment of certain patients with metastatic breast cancer whose tumors overexpress the human epidermal growth factor receptor2, or HER2, protein;

- Rituxan, registered trademark, (rituximab) antibody for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma;

- Activase, registered trademark, (alteplase) tissue plasminogen activator, or t-PA, for the treatment of heart attack, acute ischemic stroke within three hours of the onset of symptoms, and acute massive pulmonary embolism;

- Protropin, registered trademark, (somatrem for injection) growth hormone for the treatment of inadequate endogenous growth hormone secretion, or growth hormone deficiency, in children;

- Nutropin, registered trademark, [somatropin (rDNA origin) for injection] growth hormone for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation and short stature associated with Turner syndrome;

- Nutropin AQ, registered trademark, [somatropin (rDNA origin) injection] liquid formulation growth hormone for the same indications as Nutropin;

- Pulmozyme, registered trademark, (dornase alfa, recombinant) inhalation solution for the management of cystic fibrosis; and

- Nutropin Depot, trademark, [somatropin (rDNA origin) for injectable suspension] encapsulated sustained-release growth hormone for the treatment of pediatric growth hormone deficiency. We have received regulatory approval from the U.S. Food and Drug Administration, commonly known as the FDA, to market Nutropin Depot, and we expect to launch the product in the first half of 2000.

We receive royalties on sales of rituximab outside of the United States (excluding Japan), on sales of Pulmozyme and Herceptin outside of the United States and on sales of certain products in Canada from F. Hoffmann-La Roche Ltd, an affiliate of Roche Holdings, Inc., that is commonly known as Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada, and on sales of rituximab in Japan through other licensees. We also receive worldwide royalties on seven additional licensed products that are marketed by other companies. Six of these products originated from our technology.


REDEMPTION OF OUR SPECIAL COMMON STOCK

On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche Holdings, Inc., commonly known as Roche, at a price of $41.25 per share in cash with funds deposited by Roche for that purpose. We refer to this event as the "Redemption." As a result of the Redemption, Roche's percentage ownership of our outstanding Common Stock increased from 65% to 100%. Consequently, under U.S. generally accepted accounting principles, we were required to use push-down accounting to reflect in our financial statements the amounts paid for our stock in excess of our net book value. Push-down accounting required us to record $1,706.0 million of goodwill and $1,499.0 million of other intangible assets onto our balance sheet in the second quarter of 1999. Also, as a result of push-down accounting, we recorded special charges related to the Redemption of $1,207.7 million in 1999. For more information about special charges and push-down accounting, you should read "Special Charges" below and the "Redemption of Our Special Common Stock" note in the Notes to Consolidated Financial Statements. Roche subsequently made public offerings of our Common Stock as described below.


PUBLIC OFFERINGS

On July 23, 1999, and October 26, 1999, Roche completed public offerings of our Common Stock. As a result, Roche's percentage ownership of our outstanding Common Stock was reduced to approximately 66.1% at December 31, 1999. We did not receive any of the net proceeds from the offerings. Our Common Stock began trading on the New York Stock Exchange under the symbol DNA on July 20, 1999.

As a result of the Redemption and subsequent public offerings, changes occurred with respect to our stock options as discussed below in "Stock Options Changes." In addition, we amended our certificate of incorporation and bylaws, amended our licensing and marketing agreement with Hoffmann-La Roche, and entered into or amended certain agreements with Roche. You should read the "Relationship with Roche" note in the Notes to Consolidated Financial Statements below for more information.


STOCK SPLIT

On November 2, 1999, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999. All information in this annual report relating to the number of shares, price per share and per share amounts of Common Stock and Special Common Stock gives effect to the split.


RESULTS OF OPERATIONS
(dollars in millions, except per share amounts)

Pro forma results exclude special charges related to the Redemption and legal settlements, and recurring charges related to the Redemption, and their related tax effects. These charges are further discussed below in "Special Charges" and "Recurring Charges Related to Redemption."


                           1999                                   Annual % Change
                   -------------------                           Pro Forma
                     Actual  Pro Forma        1998        1997     99/98    98/97
---------------------------------------------------------------------------------
Revenues           $1,421.4   $1,401.0    $1,150.9    $1,016.7       22%      13%


Total Revenues: Total revenues for 1999 reached $1,421.4 million, a 24% increase from 1998 primarily due to higher product sales.

     Pro forma revenues for 1999 were $1,401.0 million, reflecting an increase of 22% from 1998 driven by higher product sales. Revenues for 1998 increased 13% from 1997. This increase was also attributable to higher product sales. These increases are further discussed below.


                                1999                              Annual % Change
                        -------------------                      Pro Forma
Product Sales             Actual  Pro Forma      1998      1997    99/98    98/97
---------------------------------------------------------------------------------
Herceptin               $  188.4   $  188.4    $ 30.5       -       518%       -
Rituxan                    279.4      279.4     162.6    $  5.5      72    2,856%
Activase                   236.0      236.0     213.0     260.7      11      (18)
Protropin, Nutropin
 and Nutropin AQ           221.2      221.2     214.0     223.6       3       (4)
Pulmozyme                  111.4      111.4      93.8      91.6      19        2
Actimmune                    2.7        2.7       3.9       3.5     (31)      11
                        ---------------------------------------------------------
Total product sales     $1,039.1   $1,039.1    $717.8    $584.9      45%      23%
% of revenues                73%        74%       62%       58%


Total Product Sales: Total product sales were $1,039.1 million in 1999, an increase of 45% from 1998 reflecting the effect of strong Rituxan sales, a full year of Herceptin sales and higher Activase sales. Product sales increased 23% in 1998 from 1997 as a result of a full year of Rituxan sales and initial Herceptin sales in the fourth quarter of 1998. This increase was partly offset by lower Activase and growth hormone sales in 1998. Product sales in connection with our licensing agreement with Hoffmann-La Roche were $41.3 million in 1999, $28.7 million in 1998 and $17.4 million in 1997. See "Relationship with Roche" below for further information about our licensing agreement with Hoffmann-La Roche.

Herceptin: Sales of Herceptin were $188.4 million in 1999. We recorded $30.5 million of initial sales of Herceptin in the fourth quarter of 1998. An increase in physician acceptance of Herceptin has contributed to a positive sales trend and successful penetration into the breast cancer market. Herceptin was first marketed in September 1998 and is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

Rituxan: Sales of Rituxan were $279.4 million in 1999, an increase of 72% from 1998. This increase was primarily due to increased market penetration for the treatment of B-cell non-Hodgkin's lymphoma. Sales of Rituxan were $162.6 million in 1998, its first full year of sales. Rituxan was approved for marketing by the FDA in late November 1997 and we launched Rituxan in December 1997. We co-developed Rituxan with IDEC Pharmaceuticals Corporation, commonly known as IDEC, from which we license Rituxan. IDEC and Genentech are jointly promoting Rituxan in the U.S. We shared responsibility with IDEC for manufacturing the product until the end of the third quarter of 1999, when IDEC finished transferring all bulk manufacturing responsibilities for Rituxan to us. Our partner Hoffmann-La Roche received permission from the European Commission to market rituximab under the tradename MabThera, registered trademark, in the European Union. Hoffmann-La Roche holds marketing rights for MabThera outside of the U.S., excluding Japan, and has agreed to pay us royalties and a mark-up on MabThera supplied to Hoffmann-La Roche.

     In December 1998, a letter was sent to physicians advising them of some deaths associated with administration of Rituxan. As a result, Genentech and IDEC updated the warning section of the package insert to include information on infusion-related reactions and cardiovascular events.

Activase: Sales of Activase t-PA were $236.0 million in 1999, an increase of 11% from 1998. This increase was largely due to the usage of Activase in peripheral vascular occlusive disease in lieu of another company's thrombolytic that was unavailable. This increase was offset in part by a continued decline in the overall size of the thrombolytic therapy market due to increasing use of mechanical reperfusion and continued competition from Centocor, Inc.'s Retavase, registered trademark, (reteplase). Sales of Activase in 1998 decreased 18% from 1997 primarily due to competition from Retavase. The decrease in 1998 also resulted, to a lesser extent, from a decline in the size of the thrombolytic market and from a temporary decrease in the available commercial market due to patients receiving therapy through large Phase III clinical trials completed in 1998.

Protropin, Nutropin and Nutropin AQ: Sales of our three growth hormone products - Protropin, Nutropin, and Nutropin AQ, - were $221.2 million in 1999, a slight increase from 1998. This increase primarily reflects fluctuations in distributor ordering patterns. Sales of our growth hormone products decreased slightly in 1998 from 1997. A small loss of market share was seen in 1998 due to increased competition. We continue to face increased competition from four other companies with growth hormone products. An additional company was previously preliminarily enjoined from selling its product, but it is now free to enter the market.

     In December 1999, we received FDA approval for Nutropin Depot, the first long-acting dosage form of recombinant growth hormone for pediatric growth hormone deficiency. We expect to launch the product in the first half of 2000.

Pulmozyme: Sales of Pulmozyme were $111.4 million in 1999, an increase of 19% from 1998. This increase was due to our continued market penetration for the management of cystic fibrosis in the early and mild patient populations. Sales of Pulmozyme were slightly higher in 1998 compared to 1997 primarily as a result of new patients in the mild to moderate cystic fibrosis patient population and new cystic fibrosis patients under the age of five due to a 1998 FDA approval for a label extension.

Actimmune, registered trademark, (interferon gamma-lb): In the second quarter of 1998, in return for a royalty on net sales, we licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics Corporation. Thereafter, Connetics Corporation sublicensed all of its rights to InterMune Pharmaceuticals, Inc., or InterMune. After a transition period, as of January 1999, we no longer sell Actimmune directly in the United States. We have agreed to supply bulk materials to InterMune at cost plus a mark-up.


                                      1999                              Annual % Change
Royalties, Contract and Other,  -----------------                      Pro Forma
 and Interest Income            Actual  Pro Forma      1998      1997    99/98    98/97
---------------------------------------------------------------------------------------
Royalties                       $189.3     $189.3    $229.6    $241.1    (18)%     (5)%
Contract and other               103.6       83.2     114.8     121.6    (28)      (6)
Interest income                   89.4       89.4      88.7      69.1      1       28


Royalties: Royalty income was $189.3 million in 1999, a decrease of 18% from 1998. Royalties in 1998 decreased 5% from 1997. These decreases primarily relate to the expiration of royalties from Eli Lilly and Company in August 1998. Under a 1994 settlement agreement and a prior license agreement with Eli Lilly, we received royalties for sales of Humulin, registered trademark, (human insulin) which expired in August 1998. The decrease in 1999 was partly offset by higher royalties from various licensees, and new royalties from Immunex Corporation under a licensing agreement for Enbrel, registered trademark, (etanercept) biologic response modifier. Cash flows from royalty income include revenues denominated in foreign currency. We currently purchase simple foreign currency put option contracts (options) to hedge these royalty cash flows. All options expire within the next three years. See "Forward-Looking Information and Cautionary Factors that May Affect Future Results" below for discussion of market risks related to these financial instruments.

Contract and Other Revenues: Contract and other revenues were $103.6 million in 1999, a decrease of 10% from 1998. This decrease which is further explained below, was partly offset by an adjustment of $20.3 million related to the write-up of certain marketable securities on June 30, 1999 as a result of push-down accounting. See the "Redemption of Our Special Common Stock"
note in the Notes to Consolidated Financial Statements for further information on push-down accounting.

     Pro forma contract and other revenues in 1999, which exclude the effect of push-down accounting, were $83.2 million, a decrease of 28% from 1998. This decrease resulted primarily from higher revenues in 1998 related to payments from Hoffmann-La Roche for Herceptin marketing rights and from Novo Nordisk A/S, commonly known as Novo, for the patent infringement litigation settlement, as discussed below. These decreases were offset in part by higher revenues in 1999 from our strategic alliances, including initial license fees from Immunex Corporation for Enbrel and from Schwarz Pharma AG for Nutropin AQ and Nutropin Depot sustained-release growth hormone, and higher gains from the sale of biotechnology equity securities. Contract and other revenues in 1998 decreased 6% from 1997 as a result of lower contract revenues from our strategic alliances and lower gains from the sale of biotechnology equity securities. In addition, contract revenues from Hoffmann-La Roche in 1998 decreased significantly from 1997 primarily due to the discontinuation of several projects or indications in development.

     In July 1998, we settled a lawsuit brought by us against Novo relating to our patents for human growth hormone and insulin and a lawsuit brought by Novo alleging infringement of a patent held by Novo relating to our manufacture, use and sale of our Nutropin human growth hormone products. Under the settlement agreement, we agreed with Novo to cross-license worldwide certain patents relating to human growth hormone. In August 1998, Novo received a worldwide license under our patents relating to insulin, and we received certain payments from Novo that were recorded in contract revenues.

     We recorded nonrecurring contract revenues from Hoffmann-La Roche of $40.0 million in 1998 for Herceptin marketing rights outside of the U.S. All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $17.2 million in 1999, $21.6 million in 1998 and $67.6 million in 1997.

Interest Income: Interest income in 1999 was comparable to 1998. Although our cash, short-term and long-term investment portfolio, excluding marketable equity securities, at December 31, 1999 decreased from December 31, 1998, the average portfolio balance for the year was higher than the previous year. This resulted in an increase in interest income, which was offset by lower portfolio yields. Interest income increased in 1998 from 1997 primarily due to an increase in the investment portfolio and, to a lesser extent, a higher average yield on the investment portfolio.


                                   1999                                 Annual % Change
                             -------------------                       Pro Forma
Costs and Expenses             Actual  Pro Forma      1998      1997     99/98    98/97
---------------------------------------------------------------------------------------
Cost of sales                $  285.6   $  192.2    $138.6    $102.5       39%      35%
Research and
  development                   367.3      367.3     396.2     470.9       (7)     (16)
Marketing, general and
  administrative                467.9      467.9     358.9     269.9       30       33
Special charges:
  Legal settlements             230.0        -         -         -          -        -
  Related to redemption       1,207.7        -         -         -          -        -
Recurring charges related
  to redemption                 198.4        -         -         -          -        -
Interest expense                  5.4        5.4       4.6       3.6       17       28
                             ----------------------------------------------------------
Total costs and expenses     $2,762.3   $1,032.8    $898.3    $846.9       15%       6%
% of revenues                    194%        74%      78%      83%
COS as a % of product sales                  18       19       18
R&D as % of revenues                         26       34       46
MG&A as % of revenues                        33       31       27


Cost of Sales: Cost of sales, or COS, was $285.6 million in 1999, an increase of 106% from 1998. This increase reflects the costs related to the sale of inventory that was written up at the Redemption due to push-down accounting. The remaining inventory that was written up is expected to be sold in 2000.

     Pro forma cost of sales in 1999, exclusive of the expense related to the sale of the inventory written up at the Redemption due to push-down accounting, was $192.2 million, a 39% increase from 1998. Cost of sales as a percent of net sales, exclusive of the expense related to the sale of the inventory written up, decreased to 18% in 1999 from 1998. This decrease was primarily driven by efficiencies in production and a more favorable product mix. Cost of sales as a percent of product sales increased to 19% in 1998 from 1997. This increase was primarily the result of increased sales to Hoffmann-La Roche as well as a shift in the product mix, including the first full year of Rituxan sales and the introduction of Herceptin. The economic benefits from sales to Hoffmann-La Roche are reflected in product sales and royalties.

Research and Development: Research and development, or R&D, expenses in 1999 were $367.3 million, down 7% from 1998 as a result of reduced spending as products progressed through late-stage clinical trials. R&D expenses in 1998 decreased 16% from 1997 primarily due to the wind-down of certain large late-stage clinical trials and lower expenses for licensing technology from third parties. The decrease in 1998 was partly offset by higher costs related to large scale development collaborations. R&D as a percentage of pro forma revenues was 26% in 1999, 34% in 1998 and 46% in 1997. The lower ratios from year to year reflect growing revenues and more recently in 1999 and 1998 a decrease in R&D spending.

     To gain additional access to potential new products and technologies, and to utilize other companies to help develop potential new products, we establish strategic alliances with various companies. These companies are developing technologies that may fall outside our research focus and through technology exchanges and investments with these companies we may have the potential to generate new products. As part of these strategic alliances, we have acquired equity and convertible debt securities of such companies. We have also entered into product-specific collaborations to acquire development and marketing rights for products.

Marketing, General and Administrative: Marketing, general and administrative, or MG&A, expenses in 1999 increased 30% from 1998 and such expenses in 1998 increased 33% from 1997. The increase in 1999 was driven mainly by support of the growth of our oncology products including the profit-sharing with IDEC related to Rituxan sales, and competitive conditions with other marketed products. Additional increases came from higher royalty, legal and corporate expenses. The 33% increase in 1998 was due to the introduction of Rituxan and related profit sharing with IDEC, the launch of Herceptin and a new indication for Nutropin and Nutropin AQ, competitive conditions with other marketed products and the write-down of certain biotechnology equity securities.

Special Charges: During 1999, we had special charges of $1,437.7 million related to the Redemption and the application of push-down accounting, and legal settlements. The Redemption related charge of $1,207.7 million primarily included: (1) a non-cash charge of $752.5 million for in-process research and development, (2) $284.5 million of compensation expense related to early cash settlement of certain employee stock options and (3) an aggregate of approximately $160.1 million as a non-cash charge for the remeasurement of the value of continuing employee stock options. The legal settlements charge included: (1) a $50.0 million settlement related to a federal investigation of our past clinical, sales and marketing activities associated with human growth hormone; and (2) a $180.0 million settlement on the patent infringement lawsuits brought by the University of California relating to our human growth hormone products. See "In-Process Research and Development" below and "Redemption of Our Special Common Stock" and "Leases, Commitments and Contingencies" notes in the Notes to Consolidated Financial Statements for further information regarding these special charges.

Recurring Charges Related to Redemption: We began recording recurring charges related to the Redemption and push-down accounting in the third quarter of 1999. These charges were $198.4 million in 1999 and were comprised of $191.1 million related to the amortization of other intangible assets and goodwill, and $7.3 million of compensation expense related to alternative arrangements provided at the time of the Redemption for certain holders of some of the unvested options.

Interest Expense: Interest expense will fluctuate depending on the amount of capitalized interest related to the amount of construction projects.
Interest expense, net of amounts capitalized, relates to interest on our 5% convertible subordinated debentures.


                                               1999
                                         --------------------
Income Before Taxes and Income Taxes        Actual  Pro Forma      1998      1997
---------------------------------------------------------------------------------
Income (loss) before taxes               $(1,340.9)    $368.2    $252.6    $169.8
Income tax (benefit) provision              (196.4)     121.5      70.7      40.8
Effective tax rate                             15%        33%       28%        24%


Income Tax: The tax benefit of $196.4 million for 1999 consists of tax expense of $121.5 million on pretax income excluding the income and deductions attributable to push-down accounting and legal settlements, and tax benefits of $317.9 million related to income and deductions attributable to push-down accounting and legal settlements. Our effective tax rate for 1999 was approximately 15%. The tax rate on pretax income excluding non-recurring special charges was 50% for 1999, which reflects the impact of non-deductible goodwill amortization related to push-down accounting.

     The pro forma 1999 effective tax rate of 33% is higher than the 1998 effective tax rate of 28% primarily due to reduced research credits and realization of foreign losses. The 1998 effective tax rate increased from the 24% rate in 1997 primarily due to reduced research credits.

     We expect our effective tax rate on pro forma income to increase to approximately 34% in 2000. Our effective tax rate on pre-tax income, including recurring Redemption related charges, will be adversely affected due to a full year of non-deductible goodwill amortization.


                                   1999                                   Annual % Change
                             --------------------                        Pro Forma
Net Income (Loss)               Actual  Pro Forma      1998      1997      99/98    98/97
-----------------------------------------------------------------------------------------
Net income (loss)            $(1,144.5)    $246.7    $181.9    $129.0        36%      41%
Earnings (loss) per share:
  Basic                      $   (4.46)    $ 0.96    $ 0.72    $ 0.52
  Diluted                    $   (4.46)    $ 0.93    $ 0.70    $ 0.51


Net Income (Loss): The net loss in 1999 of $1,144.5 million, or a loss of $4.46 per share, is attributable to the Redemption and related push-down accounting, legal settlements, and their related tax effects.

     Pro forma net income in 1999 was $246.7 million, or $0.93 per share, a 36% increase in pro forma net income from 1998. This increase was due to higher Herceptin, Rituxan and Activase sales and lower R&D spending. The increase was partly offset by higher MG&A expenses, higher cost of sales, higher income taxes and lower royalty and contract and other revenues. The 41% increase in net income in 1998 from 1997 was driven primarily by sales of Rituxan and Herceptin, lower R&D expenses and higher interest income. These revenue increases and lower expenses were partly offset by higher MG&A expenses, a decrease in Activase sales, higher cost of sales and higher income taxes.

In-Process Research and Development: At June 30, 1999, the Redemption date, we determined that the acquired in-process technology was not technologically feasible and that the in-process technology had no future alternative uses. As a result, $500.5 million of in-process research and development related to Roche's 1990 through 1997 purchases of our Common Stock was charged to retained earnings, and $752.5 million of in-process research and development related to the Redemption was charged to operations at June 30, 1999.

     The amounts of in-process research and development were determined based on an analysis using the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analysis included forecasted future cash flows that were expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected from sales of the first generation of each in-process product. A portion of the gross in-process product revenues was then removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to determine a forecast of net in-process research and development revenues attributable to projects completed prior to the purchase dates. Appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted from the forecast to establish a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted average cost of capital (relative to the biotech industry and us) as well as the product-specific risk associated with the purchased in-process research and development products. The product specific risk factors included each product in each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan. The discount rates ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to our weighted average cost of capital.

     The forecast data in the analysis was based on internal product level forecast information maintained by our management in the ordinary course of managing the business. The inputs used by us in analyzing in-process research and development were based on assumptions, which we believed to be reasonable but which were inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.

     A brief description of projects that were included in the in-process research and development charge is set forth below, including an estimated percentage of completion as of the Redemption date. Projects subsequently added to the research and development pipeline are not included. Except as otherwise noted below, there have been no significant changes to the projects since the Redemption date. We do not track all costs associated with research and development on a project-by-project basis. Therefore, we believe a calculation of cost incurred as a percentage of total incurred project cost as of FDA approval is not possible. We estimated, however, that the research and development expenditures that will be required to complete the in-process projects will total at least $750.0 million, as compared to $700.0 million as of the Redemption date. This estimate reflects an increase in certain cost estimates related to early stage projects partially offset by decreases in cost to complete estimates for other projects.

     The foregoing discussion of our in-process research and development projects, and in particular the following table and subsequent paragraphs regarding the future of these projects, our additional product programs and our process technology program include forward-looking statements that involve risks and uncertainties, and actual results may vary materially. For a discussion of risk factors that may affect projected completion dates and the progress of research and development, see "Forward-Looking Information and Cautionary Factors that May Affect Future Results - The Results of Our Research and Development Are Unpredictable," "- Protecting Our Proprietary Rights Is Difficult and Costly" and "- Our Products Are Subject to Governmental Regulations and Approvals."

     At the Redemption date, we estimated percentage complete data for each project based on weighting of three indicators, as follows:

     PTS: Probability of technical success ("PTS") is a project level statistic maintained by us on an ongoing basis, which is intended to represent the current likelihood of project success, i.e., FDA approval. This is a quantitative calculation based on the stage of development and the complexity of the project, and it is highly correlated with the project's phase of development. PTS is periodically adjusted to reflect actual experiences over a reasonable period of time.

     Status compared to Baseline Model: We developed a baseline model which allocated percentages of a standard development project to each major phase of the project based on our experience. We then overlaid the time-based status of each project to this baseline model, in order to calculate a percentage complete for each project.

     Management's Estimate of Percentage Complete: Below is a list of the projects and their estimated percentage complete included in the in-process research and development charge related to the Redemption:


                                                                             As of the Redemption Date, June 30, 1999
                                                                          --------------------------------------------
                                                                          PHASE OF        SUBSTANTIAL
PROJECT                             DESCRIPTION/INDICATION                DEVELOPMENT     COMPLETION DATE   % COMPLETE
--------------------------------    ----------------------------------    -------------   ---------------   ----------
Nutropin Depot                      long-acting dosage form of            Awaiting              2000             85%
                                    recombinant growth hormone            Regulatory
                                                                          Approval

TNKase, trademark, second           acute myocardial infarction           Awaiting              2000             90%
  generation t-PA                                                         Regulatory
                                                                          Approval

Anti-IgE antibody                   allergic asthma, seasonal             Phase III             2001             75%
                                    allergic rhinitis

Pulmozyme                           early-stage cystic fibrosis           Phase III             2003             75%

Dornase alfa AERx, trademark,       cystic fibrosis                       Preparing for         2003             45%
  Delivery System                                                         clinical
                                                                          testing

Rituxan antibody                    intermediate- and high-grade          Phase III             2004             60%
                                    non-Hodgkin's lymphoma

Xubix, trademark, (sibrafiban)      orally administered inhibitor of      Phase III             2000             65%
  oral IIb/IIIa antagonist          platelet aggregation

Activase t-PA                       intravenous catheter clearance        Preparing             1999             90%
                                                                          for Phase III

Anti-CD11a antibody (hull24)        psoriasis                             Phase III             2003             50%

Herceptin antibody                  adjuvant therapy for breast           Preparing             2007             45%
                                    cancer                                for Phase III

Thrombopoietin (TPO)                thrombocytopenia related to           Phase II              2002             55%
                                    cancer treatment

Anti-CD18 antibody                  acute myocardial infarction           Phase II              2004             55%

Anti-VEGF antibody                  colorectal and lung cancer            Phase II              2003          35-40%

Herceptin antibody                  other tumors                          Preparing             2004          40-45%
                                                                          for Phase II

AMD Fab                             age-related macular degeneration      Phase I               2004             20%

LDP-02                              inflammatory bowel disease            Phase Ib/IIa          2005             30%


     We also identified five additional product programs that were at different stages of in-process research and development. As of June 30, 1999, the Redemption date, we estimated that these projects would be substantially complete in years 1999 through 2004. The percent completion for each of these additional programs ranged from an estimated 35% to 90%. These projects did not receive material allocations of the purchase price.

     In addition, our in-process research and development at the Redemption date included a process technology program. The process technology program included the research and development of ideas and techniques that could improve the bulk production of antibodies, including cell culture productivity, and streamlined and improved recovery processes, and improvements in various areas of pharmaceutical manufacturing. We estimated that the process technology program was approximately 50% complete at the Redemption date.

     The significant changes to the projects in the in-process R&D charge since the Redemption date as of December 31, 1999, include:

- Nutropin Depot sustained-release growth hormone - project was substantially completed in 1999.
- Anti-IgE antibody - project has moved from Phase III studies to preparing FDA filing.
- Xubix (sibrafiban) oral IIb/IIIa antagonist - project has been discontinued.
- Anti-VEGF antibody - project has moved from Phase II studies to preparing for Phase III studies.
-  Dornase alfa AERx - project has moved to Phase IIa studies.


STOCK OPTION CHANGES

In connection with the Redemption of our Special Common Stock, the following changes occurred with respect to our stock options that were outstanding as of June 30, 1999:

- Options for the purchase of approximately 13.6 million shares of Special Common Stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $41.25 per share, less the exercise price;

- Options for the purchase of approximately 8.0 million shares of Special Common Stock were converted into options to purchase a like number of shares of Common Stock at the same exercise price; and

- Options for the purchase of approximately 9.8 million shares of Special Common Stock were canceled in accordance with the terms of our 1996 Stock Option/Stock Incentive Plan (the "1996 Plan"). With certain exceptions, we granted new options for the purchase of 2.666 times the number of shares under the previous options with an exercise price of $48.50 per share, which was the July 23, 1999 public offering price of the Common Stock. The number of shares that were the subject of these new options, which were issued under our 1999 Stock Plan (the "1999 Plan"), was approximately 10.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

     Of the approximately 8.0 million shares of converted options, options with respect to approximately 4.8 million shares were outstanding at December 31, 1999, all of which are currently exercisable except for options with respect to approximately 356,000 shares. These outstanding options are held by 1,850 employees; no non-employee directors hold these options.

     Our board of directors and Roche, then our sole stockholder, approved the 1999 Plan on July 16, 1999. Under the 1999 Plan, we granted new options to purchase approximately 13.0 million shares (including the 10.0 million shares referred to above) of Common Stock to approximately 2,400 employees at an exercise price of $48.50 per share, with the grant of such options made effective as of July 16, 1999. Of the options to purchase these 13.0 million shares, options to purchase approximately 12.0 million shares were outstanding at December 31, 1999, of which options to purchase approximately
1.3 million shares are currently exercisable.

In connection with these stock option transactions, we recorded:

- (1) cash compensation expense of approximately $284.5 million associated with the cash-out of such stock options and (2) non-cash compensation expense of approximately $160.1 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock; and

- Over a two-year period beginning July 1, 1999, an aggregate of approximately $27.4 million of deferred cash compensation available to be earned by a limited number of employees who elected the alternative arrangements described above. As of December 31, 1999, $7.3 million of compensation expense has been recorded related to these alternative arrangements.


RELATIONSHIP WITH ROCHE

As a result of the Redemption of our Special Common Stock, the then-existing governance agreement between us and Roche terminated, except for provisions relating to indemnification and stock options, warrants and convertible securities. In July 1999, we entered into certain affiliation arrangements with Roche, amended our licensing and marketing agreement with Hoffmann-La Roche, and entered into a tax sharing agreement with Roche as follows:

Affiliation Arrangements

Our board of directors consists of two Roche directors, three independent directors nominated by a nominating committee currently controlled by Roche, and one Genentech employee. However, under the affiliation agreement, Roche has the right to obtain proportional representation on our board at any time. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot ensure that Roche will not implement a new business plan in the future.

     Except as follows, the affiliation arrangements do not limit Roche's ability to buy or sell our Common Stock. If Roche and its affiliates sell their majority ownership of shares of our Common Stock to a successor, Roche has agreed that it will cause the successor to purchase all shares of our Common Stock not held by Roche as follows:

- with consideration, if that consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, in the same form and amounts per share as received by Roche and its affiliates; and

- in all other cases, with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by a nationally recognized investment bank.

     If Roche owns more than 90% of our Common Stock for more than two months, Roche has agreed that it will, as soon as reasonably practicable, effect a merger of Genentech with Roche or an affiliate of Roche.

     Roche has agreed, as a condition to any merger of Genentech with Roche or the sale of our assets to Roche, that either:

- the merger or sale must be authorized by the favorable vote of a majority of non-Roche stockholders, provided no person will be entitled to cast more than 5% of the votes at the meeting; or

- in the event such a favorable vote is not obtained, the value of the consideration to be received by non-Roche stockholders would be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two nationally recognized investment banks.

     We have agreed not to approve, without the prior approval of the directors designated by Roche:

- any acquisition, sale or other disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues;

-  any issuance of capital stock except under certain circumstances; or

- any repurchase or redemption of our capital stock other than a redemption required by the terms of any security and purchases made at fair market value in connection with any of our deferred compensation plans.

Licensing Agreement

     In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell products in non-U.S. markets. In July 1999, we amended that agreement, the major provisions of which include:

-  extending Hoffmann-La Roche's option until at least 2015;

- Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product, (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10 million to extend its option on a product, completion of a Phase III trial for that product;

- we agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

- Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the FDA or completion of the Phase II trials, a royalty of 12.5% on the first $100 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

- Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million.

Tax Sharing Agreement

Since the redemption of our Special Common Stock, and until Roche completed its public offering of our Common Stock in October 1999, we were included in Roche's U.S. federal consolidated income tax group. Accordingly, we entered into a tax sharing agreement with Roche. Pursuant to the tax sharing agreement, we and Roche are to make payments such that the net amount paid by us on account of consolidated or combined income taxes is determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns.

     Effective with the consummation of the second public offering on October 26, 1999, we ceased to be a member of the consolidated federal income tax group (and certain consolidated or combined state and local income tax groups) of which Roche is the common parent. Accordingly, our tax sharing agreement with Roche now pertains only to the state and local tax returns in which we will be consolidated or combined with Roche. We will continue to calculate our tax liability or refund with Roche for these state and local jurisdictions as if we were a stand-alone entity.

Roche's Right to Maintain its Percentage Ownership Interest in Our Stock:

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. The affiliation agreement requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. In addition, Roche will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest. To ensure that, with respect to any issuance of common stock by Genentech in the future, the percentage of Genentech common stock owned by Roche immediately after such issuance will be no lower than Roche's lowest percentage ownership of Genentech common stock at any time after the offering of common stock occurring in July 1999 and prior to the time of such issuance, except that Genentech may issue shares up to an amount that would cause Roche's lowest percentage ownership to be no more than 2% below the "Minimum Percentage." The Minimum Percentage equals the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering (to be adjusted in the future for dispositions of shares of Genentech common stock by Roche) divided by 254,597,176 (to be adjusted in the future for stock splits or stock combinations), which is the number of shares of Genentech common stock outstanding at the time of the July 1999 offering adjusted for the two-for-one split of our common stock in November 1999. As long as Roche's percentage ownership is greater than 50%, prior to issuing any shares, Genentech must repurchase a sufficient number of shares of its common stock to ensure that, immediately after its issuance of shares, Roche's percentage ownership will be greater than 50%. We have also agreed, upon Roche's request, to repurchase shares of our common stock to increase Roche's ownership to the Minimum Percentage. Roche owned approximately 66.1% of our common stock at December 31, 1999.


LIQUIDITY AND CAPITAL RESOURCES                   1999       1998       1997
----------------------------------------------------------------------------
Cash, cash equivalents, short-term
   investments and long-term marketable
   debt and equity securities                 $1,957.4   $1,604.6   $1,286.5
Working capital                                  842.4      950.6      904.4
Cash provided by (used in):
   Operating activities                           (7.4)     349.9      118.3
   Investing activities                          (96.2)    (421.1)    (168.4)
   Financing activities                          160.2      107.9       87.3
Capital expenditures
  (included in investing activities above)       (95.0)     (88.1)    (154.9)
Current ratio                                    2.7:1      4.3:1      4.1:1


Cash generated from operations, income from investments and proceeds from stock issuances were used to pay for the cash-out of stock options related to the Redemption in 1999, to purchase marketable securities and to make capital and equity investments.

Capital expenditures in 1999 primarily consisted of equipment purchases and improvements to existing manufacturing and service facilities. Capital expenditures in 1998 included improvements to existing office and laboratory facilities and equipment purchases. In 1997, capital expenditures primarily included building improvements to existing manufacturing and office facilities and production systems.

We believe that our cash, cash equivalents and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet our foreseeable operating cash requirements. In addition, we believe we could access additional funds from the debt and, under certain circumstances, capital markets. See also "A Variety of Factors Could Affect Our Liquidity" below for factors that could negatively affect our cash position.

Our long-term debt consists of $149.7 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. As a result of the redemption of our Special Common Stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, $59.25 in cash, of which $18 will be reimbursed to us by Roche. Generally, we may redeem the debentures until maturity.


FORWARD-LOOKING INFORMATION AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE
RESULTS

The following section contains forward-looking information based on our current expectations. Because our actual results may differ materially from this and any other forward-looking statements made by or on behalf of Genentech, this section also includes a discussion of important factors that could affect our actual future results, including our product sales, royalties, contract revenues, expenses and net income.

Our Operating Results May Fluctuate

Our operating results may vary from period to period for several reasons including, but not limited to:

-  the overall competitive environment for our products;

-  the amount and timing of sales to customers in the United States;

- the amount and timing of our sales to Hoffmann-La Roche and the amount and timing of its sales to its customers;

-  the timing and volume of bulk shipments to licensees;

-  the availability of third-party reimbursements for the cost of therapy;

-  the effectiveness and safety of our products;

- the rate of adoption and use of our products for approved indications and additional indications;

- the potential introduction of new products and additional indications for existing products in 2000 and beyond; and

- the ability to manufacture sufficient quantities of any particular marketed product.

The Results of Our Research and Development Are Unpredictable

Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond our control.
Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to:

- they may be found to be ineffective or to have harmful side effects in preclinical or clinical testing;

-  they may fail to receive necessary regulatory approvals;

- they may turn out to be uneconomical because of manufacturing costs or other factors; or

- they may be precluded from commercialization by the proprietary rights of others or by competing products or technologies for the same indication.

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

Factors affecting our research and development expenses include, but are not limited to:

- the number of and the outcome of clinical trials currently being conducted by us and/or our collaborators;

-  the number of products entering into development from late-stage research;

- Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursement;

- in-licensing activities, including the timing and amount of related development funding or milestone payments; and

-  future levels of revenues.

Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Other Stockholders

As our majority stockholder, Roche controls the outcome of actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our board of directors shall consist of two Roche directors, three independent directors nominated by a nominating committee and one Genentech employee nominated by the nominating committee. As long as Roche owns in excess of 50% of our Common Stock, Roche directors will comprise two of the three members of the nominating committee. However, at any time until Roche owns less than 5% of our stock, Roche will have the right to obtain proportional representation on our board. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not institute a new business plan in the future. The interests of Roche may conflict with the interests of other holders of Common Stock. You should also read "Relationship with Roche" above for further information.

     The affiliation agreement between us and Roche requires the approval of the directors designated by Roche to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues. Moreover, the affiliation agreement also contains provisions that are designed to enable Roche to maintain a certain percentage ownership interest in our Common Stock. These provisions may have the effect of limiting our ability to make acquisitions. The affiliation agreement requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our Common Stock. While the dollar amounts associated with these future purchases cannot currently be estimated, such stock repurchases could have a material adverse impact on our liquidity. For more information, see above "Relationship with Roche - Roche's Right to Maintain its Percentage Ownership Interest in Our Stock."

     Our certificate of incorporation includes provisions relating to competition by Roche with us, allocations of corporate opportunities, transactions with interested parties and intercompany agreements and provisions limiting the liability of certain people. Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation relating to competition with Roche, conflicts of interest, corporate opportunities and intercompany agreements, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions. Persons who are directors and/or officers of ours and who are also directors and/or officers of Roche may choose to take action in reliance on such provisions rather than act in a manner that might be favorable to us but adverse to Roche. Two of our directors currently serve as directors, officers and employees of Roche Holding Ltd and its affiliates.

We Depend on Skilled Personnel and Key Relationships

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, and on our ability to develop and maintain important relationships with leading research institutions and key distributors. Competition for such personnel and relationships is intense. In connection with the redemption of our Special Common Stock, two of our existing employee stock option plans terminated and a number of employee options, including many of those held by senior management, were canceled.
We have issued new employee stock options to attract and retain employees. However, certain provisions of our affiliation agreement with Roche are designed to enable Roche to maintain its percentage ownership interest in our Common Stock, which may limit our flexibility as to the number of shares we are able to grant under our stock option plans. We cannot assure you that we will be able to attract or retain such personnel or maintain such relationships.

We Face Growing and New Competition

We face growing competition in two of our therapeutic markets and expect new competition in a third market. First, in the thrombolytic market, Activase has lost market share and could lose additional market share to Centocor's Retavase, registered trademark, either alone or in combination with the use of another Centocor product, ReoPro, registered trademark, (abciximab); the resulting adverse effect on sales could be material. Retavase received approval from the FDA in October 1996 for the treatment of acute myocardial infarction. There is also an increasing use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction, which we expect to continue.

     Second, in the growth hormone market, we continue to face increased competition from four other companies with growth hormone products. One additional company had been preliminarily enjoined from selling its product, but it is now free to enter the market. As a result of this competition, we have experienced a loss in new patient market share. The four competitors have also received approval to market their existing human growth hormone products for additional indications. As a result of this competition, our sales of Protropin, Nutropin and Nutropin AQ may decline, perhaps significantly.

     Third, in the non-Hodgkin's lymphoma market, Coulter Pharmaceuticals Inc., or Coulter, has filed a Biologics License Application, or BLA, for a product that may compete with our product Rituxan. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

Other Competitive Factors Could Affect Our Product Sales

Other competitive factors that could affect our product sales include, but are not limited to:

-  the timing of FDA approval, if any, of competitive products;

-  our pricing decisions and the pricing decisions of our competitors;

-  the degree of patent protection afforded to particular products;

- the outcome of litigation involving our patents and patents of other companies for products and processes related to production and formulation of those products;

-  the increasing use and development of alternate therapies; and

-  the rate of market penetration by competing products.

In Connection with the Redemption of Our Special Common Stock We Recorded Substantial Goodwill and Other Intangibles, the Amortization of Which Will Adversely Affect Our Earnings

As a result of the redemption of our Special Common Stock, Roche owned all of our outstanding stock. Consequently, push-down accounting under generally accepted accounting principles was required. Push-down accounting required us to establish a new accounting basis for our assets and liabilities, based on Roche's cost in acquiring all of our stock. In other words, Roche's cost of acquiring Genentech was "pushed down" to us and reflected in our financial statements. Push-down accounting required us to record goodwill and other intangible assets of approximately $1,706.0 million and $1,499.0 million, respectively, during the second quarter of 1999. The amortization of this goodwill and other intangible assets will have a significant negative impact on our financial results in future years. In addition, we will continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of this and other intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our financial condition and results of operations during the periods in which such a reduction is recognized. For more information about push-down accounting, see the "Redemption of Our Special Common Stock" note in the Notes to Consolidated Financial Statements.

Our Royalty and Contract Revenues Could Decline

Royalty and contract revenues in future periods could vary significantly. Major factors affecting these revenues include, but are not limited to:

- Hoffmann-La Roche's decisions whether to exercise its options and option extensions to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements;

- variations in Hoffmann-La Roche's sales and other licensees' sales of licensed products;

- the conclusion of existing arrangements with other companies and Hoffmann-La Roche;

- the timing of non-U.S. approvals, if any, for products licensed to Hoffmann-La Roche and other licensees;

-  fluctuations in foreign currency exchange rates;

-  the initiation of new contractual arrangements with other companies;

-  whether and when contract benchmarks are achieved;

-  the failure of or refusal of a licensee to pay royalties; and

- the expiration or invalidation of patents or other licensed intellectual property.

Protecting Our Proprietary Rights is Difficult and Costly

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions.

     Accordingly, the breadth of claims allowed in these companies' patents cannot be predicted. Patent disputes are frequent and can preclude commercialization of products. We have in the past been, are currently, and may in the future be involved in material patent litigation. Patent litigation is costly in its own right and could subject us to significant liabilities to third-parties and, if decided adversely, we may need to obtain third-party licenses at a material cost or cease using the technology or product in dispute. The presence of patents or other proprietary rights belonging to other parties may lead to the termination of the research and development of a particular product. We believe that we have strong patent protection or the potential for strong patent protection for a number of our products that generate sales and royalty revenue or that we are developing. However, the courts will determine the ultimate strength of patent protection of our products and those on which we earn royalties. You should read the "Leases, Commitments and Contingencies" note in the Notes to Consolidated Financial Statements.

We May Incur Material Litigation Costs

We are subject to legal proceedings, including those matters described in the "Leases, Commitments and Contingencies" note in the Notes to Consolidated Financial Statements. Litigation which we are currently or have been subject relates to, among other things, our patent and intellectual property rights, licensing arrangements with other persons, product liability and financing activities. We cannot predict with certainty the eventual outcome of pending litigation, and we could be required to incur substantial expense in defending these lawsuits. We have in the past taken substantial special charges relating to certain litigations, including special charges of $230.0 million in 1999.

We May Incur Material Product Liability Costs

The testing and marketing of medical products entail an inherent risk of product liability. We maintain limited product liability insurance coverage. Our business may be materially and adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot assure you that product liability insurance coverage will continue to be available to us in the future on reasonable terms or at all.

Our Products Are Subject to Governmental Regulations and Approvals

The pharmaceutical industry is subject to stringent regulation with respect to product safety and efficacy by various federal, state and local authorities. Of particular significance are the FDA's requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. A pharmaceutical product cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of a New Drug Application, or NDA, or a Biologics License Application, or BLA, are substantial and can require a number of years. We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for any of the products we are developing, and all of the following could have a material adverse effect on our business:

-  significant delays in obtaining or failing to obtain required approvals;

-  loss of or changes to previously obtained approvals; and

-  failing to comply with existing or future regulatory requirements.

     Moreover, it is possible that the current regulatory framework could change or additional regulations could arise at any stage during our product development, which may affect our ability to obtain approval of our products.

A Variety of Factors Could Affect Our Liquidity

We believe that our cash, cash equivalents and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet our foreseeable operating cash requirements. In addition, we believe we could access additional funds from the debt and, under certain circumstances, capital markets. Factors that could negatively affect our cash position include, but are not limited to, future levels of our product sales, royalty and contract revenues, expenses, in-licensing activities, including the timing and amount of related development funding or milestone payments, acquisitions, capital expenditures and the amount of any stock repurchased under any stock repurchase program. The affiliation agreement with Roche requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our Common Stock. While the dollar amounts associated with these future purchases cannot currently be estimated, such stock repurchases could have a material adverse impact on our liquidity.

We Are Subject to a Tax Sharing Agreement with Roche, and a Variety of Factors Could Affect Our Income Tax Rate

Since the redemption of our Special Common Stock, and until Roche completed its public offering of our Common Stock in October 1999, we were included in Roche's U.S. federal consolidated income tax group. Accordingly, we entered into a tax sharing agreement with Roche. Pursuant to the tax sharing agreement, we and Roche are to make payments such that the net amount paid by us on account of consolidated or combined income taxes is determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns.

     Effective with the consummation of the second public offering on October 26, 1999, Genentech ceased to be a member of the consolidated federal income tax group (and certain consolidated or combined state and local income tax groups) of which Roche is the common parent. Accordingly, our tax sharing agreement with Roche now pertains only to the state and local tax returns in which we will be consolidated or combined with Roche. We will continue to calculate our tax liability or refund with Roche for these state and local jurisdictions as if we were a stand-alone entity.

     Our effective tax rate increased in 1999 from 1998 as a result of non-deductible goodwill amortization, a charge for in-process research and development and legal settlements. Beyond 1999, the current effective tax rate will increase due to goodwill amortization. In addition, our effective tax rate is dependent upon several other factors including, but not limited to, changes in tax laws and rates, interpretation of existing tax laws, future levels of research and development spending, the outcome of clinical trials of certain development products, our success in commercializing such products, potential competition regarding the products and non-deductible items.

We May Lose Revenue or Incur Significant Costs if Year 2000 Compliance Issues Are Not Properly Addressed

We use and rely on a wide variety of information technologies, computer systems and scientific and manufacturing equipment containing computer-related components (such as programmable logic controllers and other embedded systems). Some of our older computer software programs and equipment were unable to distinguish between the year 1900 and the year 2000, potentially causing those software programs and equipment to misinterpret dates after January 1, 2000.

     We have had a Year 2000 Project in place to address potential problems with our business critical systems and equipment resulting from this issue and, as of December 31, 1999, all phases of this project were essentially complete. To date, we have not experienced any significant Year 2000 related problems.

     It is possible that we may experience Year 2000 related problems in the future, particularly with our non-business critical systems, which may result in failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations. However, we believe that the Year 2000 issue will not pose significant operational problems for our business critical computer systems and equipment.

     The financial impact of future remediation activities that may become necessary, if any, cannot be known precisely at this time, but it is not expected to be material.

We Are Exposed to Market Risk

We are exposed to market risk, including changes to interest rates, foreign currency exchange rates and equity investment prices. To reduce the volatility relating to these exposures, we enter into various derivative investment transactions pursuant to our investment and risk management policies and procedures in areas such as hedging and counterparty exposure practices. We do not use derivatives for speculative purposes.

     We maintain risk management control systems to monitor the risks associated with interest rates, foreign currency exchange rates and equity investment price changes, and our derivative and financial instrument positions. The risk management control systems use analytical techniques, including sensitivity analysis and market values. Though we intend for our risk management control systems to be comprehensive, there are inherent risks that may only be partially offset by our hedging programs should there be unfavorable movements in interest rates, foreign currency exchange rates or equity investment prices.

     The estimated exposures discussed below are intended to measure the maximum amount we could lose from adverse market movements in interest rates, foreign currency exchange rates and equity investment prices, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The exposures to interest rate, foreign currency exchange rate and equity investment price changes are calculated based on proprietary modeling techniques from a Monte Carlo simulation value at risk model using a 30-day holding period and a 95% confidence level. The value at risk model assumes non-linear financial returns and generates potential paths various market prices could take and tracks the hypothetical performance of a portfolio under each scenario to approximate its financial return. The value at risk model takes into account correlations and diversification across market factors, including interest rates, foreign currencies and equity prices. Market volatilities and correlations are based on J.P. Morgan Riskmetrics, trademark, dataset as of December 31, 1999.

Our Interest Income is Subject to Fluctuations in Interest Rates

Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents, short-term investments, convertible preferred stock investments, convertible loans and long-term investments. To mitigate the impact of fluctuations in U.S. interest rates, we may enter into swap transactions, which involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal.

     Based on our overall interest rate exposure at December 31, 1999, and at December 31, 1998, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements would not materially affect the fair value of interest rate sensitive instruments.

We Are Exposed to Risks Relating to Foreign Currency Exchange Rates and Foreign Economic Conditions

We receive royalty revenues from licensees selling products in countries throughout the world. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which our licensed products are sold. We are exposed to changes in exchange rates in Europe, Asia (primarily Japan) and Canada. Our exposure to foreign exchange rates primarily exists with the Euro. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect our royalty revenues as expressed in U.S. dollars. In addition, as part of our overall investment strategy, a portion of our portfolio is primarily in non-dollar denominated investments. As a result, we are exposed to changes in the exchange rates of the countries in which these non-dollar denominated investments are made.

     To mitigate this risk, we hedge certain of our anticipated revenues by purchasing option contracts with expiration dates and amounts of currency that are based on 25% to 90% of probable future revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partly offset by an associated increase in the value of the option. Currently, the duration of these options is generally one to three years. We may also enter into foreign currency forward contracts to lock in the dollar value of a portion of these anticipated revenues. To hedge the non-dollar denominated investments in the portfolio, we enter into forward contracts.

     Based on our overall currency rate exposure at December 31, 1999, and at December 31, 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements would not materially affect the fair value of foreign currency sensitive instruments.

Our Investments in Equity Securities Are Subject to Market Risks

As part of our strategic alliance efforts, we invest in equity instruments of biotechnology companies. These investments are subject to fluctuations from market value changes in stock prices. To mitigate this risk, certain equity securities are hedged with costless collars. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects us from a decline in the market value of the security below a certain minimum level (the put "strike" level); while the call effectively limits our potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level). In addition, as part of our strategic alliance efforts, we hold dividend-bearing convertible preferred stock and have made interest-bearing loans that are convertible into the equity securities of the debtor.

     Based on our overall exposure to fluctuations from market value changes in marketable equity prices at December 31, 1999, a near-term change in equity prices within a 95% confidence level based on historic volatilities could result in a potential loss in fair value of the equity securities portfolio of $43.2 million. However, the change in 1999 has resulted in a material benefit to our consolidated financial statements. On December 31, 1998, we estimated that the potential loss in fair value of the equity securities portfolio was $10.6 million.

New Accounting Standards Could Impact Our Financial Position and Results of Operations

In July 1999, the Financial Accounting Standards Board announced the delay of the effective date of Statement of Financial Accounting Standards 133, or FAS 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to the first quarter of 2001.

     FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. The impact of FAS 133 on our financial position and results of operations is not expected to be material.

We Are Exposed to Credit Risk of Counterparties

We could be exposed to losses related to the financial instruments described above under "We are Exposed to Market Risk" should one of our counterparties default. We attempt to mitigate this risk through credit monitoring procedures.



REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. We have prepared the financial statements in accordance with generally accepted accounting principles. As such, the statements include amounts based on judgments and estimates made by management. We also prepared the other information included in the annual report and are responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by the independent auditing firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. We believe that all representations made to the independent auditors during their audit were valid and appropriate. Ernst & Young LLP's audit report is included in this Annual Report.

Systems of internal accounting controls, applied by operating and financial management, are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition, and that transactions are recorded according to management's policies and procedures. We continually review and modify these systems, where appropriate, to maintain such assurance. Through our general audit activities, the adequacy and effectiveness of the systems and controls are reviewed and the resultant findings are communicated to management and the Audit Committee of the Board of Directors.

The selection of Ernst & Young LLP as our independent auditors has been approved by our Board of Directors and ratified by the stockholders. The Audit Committee of the Board of Directors is composed of three non-management directors who meet regularly with management, the independent auditors and the general auditor, jointly and separately, to review the adequacy of internal accounting controls and auditing and financial reporting matters to ascertain that each is properly discharging its responsibilities.


Arthur D. Levinson, Ph.D.   Louis J. Lavigne, Jr.         John M. Whiting
Chairman and                Executive Vice President      Controller and
Chief Executive Officer     and Chief Financial Officer   Chief Accounting Officer




CONSOLIDATED STATEMENTS OF OPERATIONS
(thousands, except per share amounts)

YEAR ENDED DECEMBER 31                           1999          1998          1997
----------------------------------------------------------------------------------
Revenues
  Product sales (including amounts from
      related parties: 1999-$41,324;
      1998-$28,738; 1997-$17,396)           $ 1,039,095    $  717,795    $  584,889
  Royalties (including amounts
      from related parties: 1999-$42,528;
      1998-$35,028; 1997-$25,362)               189,270       229,589       241,112
  Contract and other (including amounts
      from related parties: 1999-$17,170;
      1998-$61,583; 1997-$67,596)               103,579       114,795       121,587
  Interest                                       89,434        88,764        69,160
                                            ---------------------------------------
      Total revenues                          1,421,378     1,150,943     1,016,748

Costs and expenses
  Cost of sales (including amounts from
      related parties: 1999-$36,267;
      1998-$23,155; 1997-$14,348)               285,549       138,623       102,536
  Research and development (including
      contract related: 1999-$18,366;
      1998-$27,660; 1997-$67,596)               367,338       396,186       470,923
  Marketing, general and administrative         467,929       358,931       269,852
  Special charges:
    Related to redemption                     1,207,700             -             -
    Legal settlements                           230,008             -             -
  Recurring charges related to redemption       198,420             -             -
  Interest                                        5,360         4,552         3,642
                                            ---------------------------------------
      Total costs and expenses                2,762,304       898,292       846,953

Income (loss) before taxes                   (1,340,926)      252,651       169,795
Income tax (benefit) provision                 (196,398)       70,742        40,751
                                            ---------------------------------------
Net income (loss)                           $(1,144,528)   $  181,909    $  129,044
                                            =======================================

Earnings (loss) per share:
  Basic                                     $     (4.46)   $     0.72    $     0.52
  Diluted                                   $     (4.46)   $     0.70    $     0.51
                                            =======================================

Weighted average shares used to compute
  diluted earnings (loss) per share:            256,430       259,744       252,795
                                            =======================================

               See Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)

                                                             Increase (decrease) in Cash and
                                                                     Cash Equivalents
YEAR ENDED DECEMBER 31                                            1999        1998        1997
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                        $(1,144,528)  $ 181,909   $ 129,044
  Adjustments to reconcile net income (loss) to
   net cash (used) provided by operating activities:
     Depreciation and amortization                             281,360      78,101      65,533
     In-process research and development                       752,500           -           -
     Non-cash compensation related to stock options,
       net of tax                                              119,153           -           -
     Deferred income taxes                                    (144,295)     29,792      19,660
     Gain on sales of and write-up of securities
       available-for-sale                                      (39,712)     (9,542)    (13,203)
     Loss on sales of securities available-for-sale              1,805       1,809       2,096
     Write-down of nonmarketable securities                        432      16,689           -
     Write-down of securities available-for-sale                13,422      20,249       4,000
     Loss on fixed asset dispositions                              886       1,015         318
  Changes in assets and liabilities:
     Net cash flow from trading securities                     (10,159)     12,725    (109,132)
     Receivables and other current assets                      (67,943)     33,767      11,194
     Inventories                                                59,561     (32,600)    (24,083)
     Accounts payable, other current
       liabilities and other long-term liabilities             170,072      15,937      32,897
                                                           -----------------------------------
  Net cash (used) provided by operating activities              (7,446)    349,851     118,324

Cash flows from investing activities:
  Purchases of securities held-to-maturity                    (186,612)   (327,690)   (304,932)
  Proceeds from maturities of securities
     held-to-maturity                                          286,497     410,729     455,317
  Purchases of securities available-for-sale                  (595,068)   (800,788)   (512,727)
  Proceeds from sales of securities
     available-for-sale                                        627,063     430,936     410,395
  Purchases of nonmarketable equity securities                 (52,958)    (29,044)          -
  Capital expenditures                                         (95,008)    (88,088)   (154,902)
  Change in other assets                                       (23,551)    (17,151)    (61,529)
  Transfer to restricted cash included in other assets         (56,600)          -           -
                                                           -----------------------------------
  Net cash used in investing activities                        (96,237)   (421,096)   (168,378)

Cash flows from financing activities:
  Stock issuances                                              160,203     107,938      87,259
                                                           -----------------------------------
  Net cash provided by financing activities                    160,203     107,938      87,259
                                                           -----------------------------------
Increase in cash and cash equivalents                           56,520      36,693      37,205
Cash and cash equivalents at beginning of year                 281,162     244,469     207,264
                                                           -----------------------------------
Cash and cash equivalents at end of year                   $   337,682   $ 281,162   $ 244,469
                                                           ===================================
Supplemental cash flow data:
  Cash paid during the year for:
      Interest, net of portion capitalized                 $     5,360   $   4,552   $   3,642
      Income taxes                                              18,740      26,189      15,474

                        See Notes to Consolidated Financial Statements.




CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except par value)

DECEMBER 31                                                    1999             1998
------------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                             $   337,682      $   281,162
  Short-term investments                                    405,003          606,544
  Accounts receivable - trade (net of
      allowances of: 1999-$15,767; 1998-$14,661)            120,497           79,411
  Accounts receivable - other (net of
      allowances of: 1999-$3,184; 1998-$2,757)               61,054           47,480
  Accounts receivable - related party                        33,234           22,850
  Inventories                                               275,245          148,626
  Deferred tax assets                                        81,922           38,849
  Prepaid expenses and other current assets                  11,870           17,036
                                                        ----------------------------
      Total current assets                                1,326,507        1,241,958
Long-term marketable securities                           1,214,757          716,888
Property, plant and equipment, net                          730,086          700,249
Goodwill (net of accumulated amortization of:
    1999-$690,887; 1998-none)                             1,628,722                -
Other intangible assets (net of accumulated
    amortization of: 1999-$1,062,181; 1998-$28,614)       1,453,268           65,033
Other long-term assets                                      201,101          131,274
                                                        ----------------------------
Total assets                                            $ 6,554,441      $ 2,855,402
                                                        ============================

Liabilities and stockholders' equity:
Current liabilities:
  Accounts payable                                      $    33,123      $    40,895
  Accrued liabilities - related party                        14,960           10,945
  Other accrued liabilities                                 436,044          239,487
                                                        ----------------------------
      Total current liabilities                             484,127          291,327
Long-term debt                                              149,708          149,990
Deferred tax liabilities                                    626,466           43,782
Other long-term liabilities                                  11,335           26,458
                                                        ----------------------------
Total liabilities                                         1,271,636          511,557

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.02 par value; authorized:
      100,000,000 shares; none issued                             -                -
  Special Common Stock, $0.02 par value;
      outstanding: 1999-none; 1998-100,987,262                    -            1,010
  Common stock, $0.02 par value; authorized:
      300,000,000 shares; outstanding:
      1999-258,110,279 and 1998-153,242,018                   5,162            1,532
  Additional paid-in capital                              7,191,766        1,588,990
  Retained earnings (accumulated deficit)                (2,173,622)         693,050
  Accumulated other comprehensive income                    259,499           59,263
                                                        ----------------------------
      Total stockholders' equity                          5,282,805        2,343,845
                                                        ----------------------------
Total liabilities and stockholders' equity              $ 6,554,441      $ 2,855,402
                                                        ============================

               See Notes to Consolidated Financial Statements.




                                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                        (thousands)

                                Shares                                                        Accumulated
                            ----------------                                     Retained           Other
                            Special           Special            Additional      Earnings   Comprehensive
                             Common   Common   Common   Common      Paid-in  (Accumulated          Income
                              Stock    Stock    Stock    Stock      Capital       Deficit)          (Loss)       Total
                            ------------------------------------------------------------------------------------------
Balance December 31, 1996    89,611  153,242   $1,792   $3,065   $1,360,156   $   382,097        $ 53,949   $1,801,059
Comprehensive income
  Net income                                                                      129,044                      129,044
    Net unrealized (loss)
      on securities
      available-for-sale                                                                             (117)        (117)
                                                                                                            ----------
Comprehensive income                                                                                           128,927
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                     4,700                94                68,299                                     68,393
Issuance of stock under
  employee stock plan           902                18                18,848                                     18,866
Income tax benefits
  realized from employee
  stock option exercises                                             13,980                                     13,980
                            ------------------------------------------------------------------------------------------
Balance December 31, 1997    95,213  153,242   $1,904   $3,065   $1,461,283   $   511,141        $ 53,832   $2,031,225
                            ------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                      181,909                      181,909
    Net unrealized gain
      on securities
      available-for-sale                                                                            5,431        5,431
                                                                                                            ----------
Comprehensive income                                                                                           187,340
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                     4,920                98                86,786                                     86,884
Issuance of stock under
  employee stock plan           854                18                21,046                                     21,064
Income tax benefits
  realized from employee
  stock option exercises                                             17,332                                     17,332
                            ------------------------------------------------------------------------------------------
Balance December 31, 1998   100,987  153,242   $2,020   $3,065   $1,586,447   $   693,050        $ 59,263   $2,343,845
                            ------------------------------------------------------------------------------------------
Comprehensive income (loss)
  Net income (loss)                                                            (1,144,528)                  (1,144,528)
    Net unrealized gain
      on securities
      available-for-sale                                                                          200,236      200,236
                                                                                                            ----------
Comprehensive income (loss)                                                                                   (944,292)
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                     2,544    3,275       51       66      141,785                                    141,902
Issuance of stock under
  employee stock plan           507      238       10        4       18,629                                     18,643
Redemption of Special
  Common Stock and related
  issuance of Common Stock (104,038) 101,355   (2,081)   2,027    5,361,918    (1,722,144)                   3,639,720
Income tax benefits
  realized from employee
  stock option exercises                                             82,987                                     82,987
                            ------------------------------------------------------------------------------------------
Balance December 31, 1999         -  258,110   $    -   $5,162   $7,191,766   $(2,173,622)       $259,499   $5,282,805
                            ==========================================================================================

                                     See Notes to Consolidated Financial Statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In this Annual Report, "Genentech," "we," "us" and "our" refer to Genentech, Inc., "Common Stock" refers to Genentech's Common Stock, par value $0.02 per share, "Special Common Stock" refers to Genentech's callable putable common stock, par value $0.02 per share and "Redeemable Common Stock" refers to Genentech's redeemable common stock, par value $0.02 per share. In addition, all numbers relating to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to the two-for-one split of our Common Stock on November 2, 1999.


DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Thirteen of the approved products of biotechnology stem from our science. Of these products, we manufacture and market seven directly in the United States, and we are preparing to begin manufacturing and marketing the eighth.

On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche Holdings, Inc., commonly known as Roche, at a price of $41.25 per share in cash with funds deposited by Roche for that purpose. We refer to this event as the "Redemption." As a result, Roche's percentage ownership of our outstanding Common Stock increased from 65% to 100%. Consequently, push-down accounting was required under U.S. generally accepted accounting principles to reflect in our financial statements the amounts paid for our stock in excess of our net book value. See "Redemption of our Special Common Stock" note below for further discussion.

We receive royalties on sales of rituximab, outside of the U.S. (excluding Japan), on sales of Pulmozyme and Herceptin outside of the U.S. and on sales of certain of our products in Canada from F. Hoffmann-La Roche Ltd, a subsidiary of Roche that is commonly known as Hoffmann-La Roche. See "Relationship with Roche" note below for further discussion.

We receive royalties on sales of growth hormone products and tissue-plasminogen activator outside of the U.S. and Canada, and on sales of rituximab in Japan through other licensees. We also receive worldwide royalties on seven additional licensed products that are marketed by other companies. Six of these products originated from our technology.

Principles of Consolidation: The consolidated financial statements include the accounts of Genentech and all subsidiaries. Material intercompany balances and transactions are eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments and Long-term Marketable Securities: We invest our excess cash balances in short-term and long-term marketable securities, primarily corporate notes, certificates of deposit, treasury notes, asset-backed securities and municipal bonds. As part of our strategic alliance efforts, we also invest in equity securities, dividend bearing convertible preferred stock and interest bearing convertible debt of other biotechnology companies. Marketable equity securities are accounted for as available-for-sale investment securities as described below. Nonmarketable equity securities and convertible debt are carried at cost. We had investments of $53.3 million at December 31, 1999, and $55.8 million at December 31, 1998, in convertible debt of various biotechnology companies.

Investment securities are classified into one of three categories: held-to-maturity, available-for-sale, or trading. Securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, including adjustments for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in accumulated other comprehensive income in stockholders' equity. If a decline in fair value below cost is considered other than temporary, such securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. The cost of all securities sold is based on the specific identification method.

Long-Lived Assets: The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Long-lived assets include property, plant and equipment, goodwill and other intangible assets.

Property, Plant and Equipment: The costs of buildings and equipment are depreciated using the straight-line method over the following estimated useful lives of the assets:


                                                          Useful Lives
-----------------------------------------------------------------------------
Buildings                                                   25 years
Certain manufacturing equipment                             15 years
Other equipment                                           4 or 8 years
Leasehold improvements                             length of applicable lease


The costs of repairs and maintenance are expensed as incurred. Capitalized interest on construction-in-progress is included in property, plant and equipment. The repairs and maintenance expenses and capitalized interest were as follows (in millions):


                                                     1999      1998      1997
-----------------------------------------------------------------------------
Repairs and maintenance expenses                    $39.9     $35.9     $32.9
Capitalized interest                                  2.1       3.0       3.9


Property, plant and equipment balances at December 31 are summarized below (in thousands):


                                                         1999            1998
-----------------------------------------------------------------------------
At cost:
  Land                                             $   89,983      $   69,437
  Buildings                                           380,236         378,133
  Equipment                                           667,884         607,369
  Leasehold improvements                                4,655           3,565
  Construction in progress                            106,824          86,960
                                                   --------------------------
                                                    1,249,582       1,145,464
Less: accumulated depreciation                        519,496         445,215
                                                   --------------------------
Net property, plant and equipment                  $  730,086      $  700,249
                                                   ==========================


Goodwill: Goodwill represents the difference between the purchase price and the fair value of the net assets when accounted for by the purchase method of accounting. Goodwill is amortized on a straight-line basis over 15 years.

Other Intangible Assets: Other intangible assets arising from Roche's purchases of our Special Common Stock and push-down accounting are amortized over their estimated useful lives ranging from five to 15 years. Costs of patents and patent applications related to products and processes of significant importance to us are capitalized and amortized on a straight-line basis over their estimated useful lives of approximately 12 years. Other intangible assets are generally amortized on a straight-line basis over their estimated useful lives.

Other Assets: Under certain lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 1999, other assets included $56.6 million of restricted cash related to such a lease agreement.

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

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $39.0 million in 1999, $38.3 million in 1998 and $39.8 million in 1997 and are classified in marketing, general and administrative expenses.

Advertising Expenses: We expense the costs of advertising, which also includes promotional expenses, as incurred. Advertising expenses for the years ended December 31, 1999, 1998 and 1997, were $80.0 million in 1999, $47.7 million in 1998 and $41.8 million in 1997.

Income Taxes: We account for income taxes by the asset and liability approach for financial accounting and reporting of income taxes.

Earnings (Loss) Per Share: Basic earnings (loss) per share is computed based on the weighted average number of shares of our Common Stock and Special Common Stock outstanding. Diluted earnings (loss) per share is computed based on the weighted average number of shares of our Common Stock, Special Common Stock and other dilutive securities. See also "Earnings (Loss) Per Share" note below. All numbers relating to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to the two-for-one split of our Common Stock on November 2, 1999.

Financial Instruments: As part of our overall portfolio, we use two external money managers to manage our investment portfolios that are held for trading purposes and one external manager that manages an available-for-sale portfolio. The investment portfolios consist entirely of debt securities. When the money managers purchase securities denominated in a foreign currency, they enter into foreign currency forward contracts, or forward contracts, which are recorded at fair value with the related gain or loss recorded in interest income.

     We purchase simple foreign currency put options, or options, with expiration dates and amounts of currency that are based on a portion of probable nondollar revenues so that the potential adverse impact of movements in currency exchange rates on the nondollar denominated revenues will be at least partially offset by an associated increase in the value of the options. See "Financial Instruments" note below for further information on these options. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. Realized gains, if any, are recorded in the income statement with the related hedged revenues. Options are generally terminated, or offsetting contracts are entered into, upon determination that purchased options no longer qualify as a hedge or are determined to exceed probable anticipated net foreign revenues. The realized gains and losses are recorded as a component of other revenues. For early termination of options that qualify as hedges, the gain or loss on termination will be deferred through the original term of the option and then recognized as a component of the hedged revenues. Changes in the fair value of hedging instruments that qualify as a hedge are not recognized and changes in the fair value of instruments that do not qualify as a hedge would be recognized in other revenues.

     We may also enter into forward contracts as hedging instruments.
Forward contracts are recorded at fair value, and any gains and losses from these forward contracts are recorded in the income statement with the related hedged revenues. Financial instruments, such as forward contracts, not qualifying as hedges under generally accepted accounting principles are marked to market with gains or losses recorded in other revenues if they occur.

Interest rate swaps may be used in the future to adjust the duration of the investment portfolio in order to meet duration targets.

Our marketable equity securities portfolio consists primarily of investments in biotechnology companies whose risk of market fluctuations is greater than the stock market in general. To manage a portion of this risk, we occasionally enter into costless collar instruments to hedge equity securities against changes in market value. See "Financial Instruments" note below for further discussion. Gains and losses on these instruments are recorded as an adjustment to unrealized gains and losses on marketable securities with a corresponding receivable or payable recorded in short-term or long-term other assets or liabilities. Equity collar instruments that do not qualify for hedge accounting and early termination of these instruments with the sale of the underlying security would be recognized through earnings. For early termination of these instruments without the sale of the underlying security, the time value component would be recognized through earnings and the intrinsic value component would adjust the cost basis of the underlying security.

401(k) Plan: Our 401(k) Plan, or the Plan, covers substantially all of our employees. Under the Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. We match a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. We provided $8.5 million in 1999, $7.3 million in 1998 and $6.7 million in 1997, for our match under the Plan.

Comprehensive Income: Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. Specifically, unrealized holding gains and losses on our available-for-sale securities, which were reported separately in stockholders' equity, are included in accumulated other comprehensive income. Comprehensive income for years ended December 31, 1999, 1998 and 1997 has been reflected in the Consolidated Statements of Stockholders' Equity.

New Accounting Standards: In July 1999, the Financial Accounting Standards Board announced the delay of the effective date of Statement of Financial Accounting Standards 133, or FAS 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to the first quarter of 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. The impact of FAS 133 on our financial position and results of operations is not expected to be material.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in first-out method. Inventories in 1999 increased from 1998 primarily due to the Redemption and push-down accounting, which is further discussed below.
As a result of push-down accounting, we recorded $186.2 million related to the write-up of inventory, of which $93.4 million of expense was recognized through the sale of inventory in 1999. The remaining $92.8 million of inventory that was written up is expected to be sold in 2000. Inventories at December 31, 1999 and 1998 are summarized below (in thousands):


                                                 1999        1998
-----------------------------------------------------------------
Raw materials and supplies                   $ 19,903    $ 21,414
Work in process                               228,092     106,383
Finished goods                                 27,250      20,829
                                             --------------------
Total                                        $275,245    $148,626
                                             ====================


Reclassifications: Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Redemption of Our Special Common Stock

Basis of Presentation

Roche accounted for the Redemption as a purchase of a business. As a result, we were required to push down the effect of the Redemption and Roche's 1990 through 1997 purchases of our Common and Special Common Stock into our consolidated financial statements at the date of the Redemption. Under this method of accounting, our assets and liabilities, including other intangible assets, were recorded at their fair values not to exceed the aggregate purchase price plus Roche's transaction costs at June 30, 1999. In 1990 and 1991 through 1997 Roche purchased 60% and 5%, respectively, of the outstanding stock of Genentech. In June 1999, we redeemed all of our Special Common Stock held by stockholders other than Roche resulting in Roche owning 100% of our Common Stock. The push-down effect of Roche's aggregate purchase price and the Redemption price in our consolidated balance sheet as of June 30, 1999 was allocated based on Roche's ownership percentages as if the purchases occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases, and at June 30, 1999 for the Redemption. Management of Genentech determined the values of tangible and intangible assets, including in-process research and development, used in allocating the purchase prices. The aggregate purchase prices for the acquisition of all of Genentech's outstanding shares, including Roche's estimated transaction costs of $10.0 million, was $6,604.9 million, consisting of approximately $2,843.5 million for the 1990 and 1991 through 1997 purchases and approximately $3,761.4 million for the Redemption.

The following table shows details of the excess of purchase price over net book value (in millions):


                                                 Purchase Period
                                               --------------------
                                               1990-1997     1999       Total
                                               ---------  ---------   ---------
Total purchase price                           $ 2,843.5  $ 3,761.4   $ 6,604.9
   Less portion of net book value purchased        566.6      836.4     1,403.0
                                               ---------  ---------   ---------
Excess of purchase price over net book value   $ 2,276.9  $ 2,925.0   $ 5,201.9
                                               =========  =========   =========


The following table shows the allocation of the excess of the purchase price over net book value (in millions):


                                              Purchase Period
                                            --------------------
                                            1990-1997     1999       Total
                                            ---------  ---------   ---------
Inventories                                 $   102.0  $   186.2   $   288.2
Land                                              -         16.6        16.6
In-process research and development             500.5      752.5     1,253.0
Developed product technology                    429.0      765.0     1,194.0
Core technology                                 240.5      203.0       443.5
Developed license technology                    292.5      175.0       467.5
Trained and assembled workforce                  32.5       49.0        81.5
Tradenames                                       39.0      105.0       144.0
Key distributor relationships                     6.5       73.5        80.0
Goodwill                                      1,091.2    1,228.4     2,319.6
Deferred tax liability                         (456.8)    (629.2)   (1,086.0)
                                            ---------  ---------   ---------
     Total                                  $ 2,276.9  $ 2,925.0   $ 5,201.9
                                            =========  =========   =========


Push-Down Accounting Adjustments

The following is a description of accounting adjustments and related useful lives that reflect push-down accounting in our financial statements. These adjustments were based on management's estimates of the value of the tangible and intangible assets acquired:

- We recorded charges of $1,207.7 million in 1999. These charges primarily include: a non-cash charge of $752.5 million for in-process research and development; $284.5 million of compensation expense related to early cash settlement of certain employee stock options; and an aggregate of approximately $160.1 million of non-cash compensation expense in connection with the modification and remeasurement, for accounting purposes, of continuing employee stock options, which represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock. (You should read the "Capital Stock" note below for further information on these charges.) In addition, we recorded an adjustment of $20.3 million in other income related to the write-up of certain marketable securities as a result of push-down accounting.

- We recorded an income tax benefit of $177.8 million related to the above early cash settlement and non-cash compensation related to certain employee stock options. The income tax benefit reduced the current tax payable in other accrued liabilities by $56.9 million and reduced long-term deferred income taxes by $120.9 million.

- The estimated useful life of the inventory adjustment to fair value resulting from the Redemption is approximately one year based upon the expected time to sell inventories on hand at June 30, 1999. In 1999, we recognized $93.4 million of expense related to the inventory adjustment. The entire inventory adjustment related to Roche's 1990 through 1997 purchases was reflected as a charge to retained earnings.

- An adjustment was made to record the fair value of land as a result of the Redemption. There were no such adjustments for the purchase periods from 1990 through 1997.

- $1,091.2 million of goodwill, which reflects Roche's 1990 through 1997 purchases, less related accumulated amortization of $613.6 million through June 30, 1999, was recorded as a charge to retained earnings. Included in goodwill was $456.8 million related to the recording of deferred tax liabilities. Deferred taxes were recorded for the adjustment to fair value for other intangible assets and inventories as a result of Roche's 1990 through 1997 purchases. The deferred tax liability was calculated based on a marginal tax rate of 40%. The goodwill related to the 1990 through 1997 purchases was amortized over 15 years.

- $1,228.4 million of goodwill was recorded as a result of the Redemption. Included in goodwill was $629.2 million related to the recording of deferred tax liabilities. Deferred taxes were recorded for the adjustment to fair value for other intangible assets, inventories and land. The deferred tax liability was calculated based on a marginal tax rate of 40% and was allocated between short- and long-term classifications to match the asset classifications. The goodwill related to the Redemption is being amortized over 15 years.

- In 1999, we recorded amortization expense of $77.3 million related to goodwill and $113.8 million related to other intangible assets.

- The existing deferred tax asset valuation allowance of $62.8 million related to the tax benefits of stock option deductions which have been realized and credited to paid-in capital as a result of establishing deferred tax liabilities under push-down accounting was eliminated at June 30, 1999.

- The redemption of our Special Common Stock and the issuance of new shares of Common Stock to Roche resulted in substantially the same number of total shares outstanding as prior to the Redemption.

- The excess of purchase price over net book value of $2,276.9 million for 1990 through 1997 and $2,925.0 million in 1999, and $160.1 million for the remeasurement of continuing employee stock options at the remeasurement date was recorded in paid-in capital.

- The following adjustments were made to retained earnings for the 1990 through 1997 purchase period (in millions):


                                                       1990-1997
                                                       Purchases
                                                      ----------
   In-process research and development                $   (500.5)
   Amortization of goodwill, intangibles and fair
     value adjustment to inventories, net of tax        (1,221.6)
                                                      ----------
   Total adjustment to retained earnings              $ (1,722.1)
                                                      ==========


- The tax provision benefit of $196.4 million for 1999 consists of tax expense of $121.5 million on pretax income excluding the income and deductions attributable to push-down accounting and legal settlements, and tax benefits of $317.9 million for 1999 related to the income and deductions attributable to push-down accounting and legal settlements.

- $1,040.0 million of other intangible assets, which reflects Roche's 1990 through 1997 purchases, less related accumulated amortization of $911.5 million of those assets through June 30, 1999, was recorded as a charge to retained earnings. The components of other intangible assets related to these purchases and their estimated lives are as follows (in millions):


                                          Fair     Accumulated    Estimated
                                         Value    Amortization         Life
                                      --------    ------------   ----------
   Developed product technology       $  429.0        $  361.8        10
   Core technology                       240.5           202.9        10
   Developed license technology          292.5           286.9         6
   Trained and assembled workforce        32.5            31.6         7
   Tradenames                             39.0            21.9        15
   Key distributor relationships           6.5             6.4         5
                                      --------        --------
                                      $1,040.0        $  911.5
                                      ========        ========


- $1,370.5 million of other intangible assets was recorded as a result of the Redemption. The components of other intangible assets related to the Redemption and their estimated lives are as follows (in millions):


                                              Fair      Estimated
                                             Value           Life
                                          --------    -----------
   Developed product technology           $  765.0          10
   Core technology                           203.0          10
   Developed license technology              175.0           6
   Trained and assembled workforce            49.0           7
   Tradenames                                105.0          15
   Key distributor relationships              73.5           5
                                          --------
                                          $1,370.5
                                          ========


- $500.5 million and $752.5 million of in-process research and development was recorded as a result of Roche's 1990 through 1997 purchases and the Redemption, respectively. At the date of each purchase, Genentech concluded that technological feasibility of the acquired in-process technology was not established and that the in-process technology had no future alternative uses. The amount related to the 1990 through 1997 purchases was charged to retained earnings at June 30, 1999. The amount related to the Redemption was charged to operations at June 30, 1999.

   The amounts of in-process research and development were determined based on an analysis using the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analysis included forecasting future cash flows that were expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected from sales of the first generation of each in-process product. A portion of the gross in-process product revenues was then removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to determine a forecast of net in-process research and development revenues attributable to projects completed prior to the purchase dates. Appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted from the forecast to establish a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted average cost of capital (relative to the biotech industry and us) as well as the product-specific risk associated with the purchased in-process research and development products. The product specific risk factors included each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan.
   The discount rates ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to our weighted average cost of capital.

   The forecast data employed in the analysis was based on internal product level forecast information maintained by our management in the ordinary course of managing the business. The inputs used by us in analyzing in-process research and development were based on assumptions, which we believed to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.


SEGMENT, SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

Our operations are treated as one operating segment as we only report profit and loss information on an aggregate basis to our chief operating decision makers. Information about our product sales, major customers and material foreign source of revenues are as follows (in millions):


Product Sales                              1999       1998       1997
---------------------------------------------------------------------
Herceptin                              $  188.4     $ 30.5        -
Rituxan                                   279.4      162.6     $  5.5
Activase                                  236.0      213.0      260.7
Growth hormone (Protropin,
  Nutropin and Nutropin AQ)               221.2      214.0      223.6
Pulmozyme                                 111.4       93.8       91.6
Actimmune                                   2.7        3.9        3.5
                                       ------------------------------
Total product sales                    $1,039.1     $717.8     $584.9


Hoffmann-La Roche contributed approximately 7% of our total revenues in 1999, 11% in 1998 and 11% in 1997. See the "Related Party Transactions" note below for further information. Three other major customers, Caremark, Inc., Bergen Brunswig, and Cardinal Distribution, Inc., each contributed 10% or more of our total revenues in at least one of the last three years. Although Caremark, a national distributor, did not contribute over 10% of our total revenues in 1999, it accounted for 10% in 1998 and 14% in 1997 of our total revenues. Caremark distributes primarily our growth hormone products through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a national wholesale distributor of all of our products, contributed 14% in 1999, 11% in 1998 and 10% in 1997 of our total revenues. Cardinal Distribution, a national wholesaler distributor of all our products, contributed 13% in 1999 and 11% in 1998 of our total revenues, but it did not contribute over 10% of total revenues in 1997.

Net revenues from Europe were as follows, $133.6 million in 1999, $171.0 million in 1998 and $139.5 million in 1997.

We currently sell primarily to distributors and health care companies throughout the U.S., perform ongoing credit evaluations of our customers' financial condition and extend credit generally without collateral. In 1999, 1998 and 1997, we did not record any material additions to, or losses against, our provision for doubtful accounts.


RESEARCH AND DEVELOPMENT ARRANGEMENTS

To gain access to potential new products and technologies and to utilize other companies to help develop our potential new products, we establish strategic alliances with various companies. These strategic alliances include the acquisition of marketable and nonmarketable equity investments and convertible debt of companies developing technologies that fall outside our research focus and include companies having the potential to generate new products through technology exchanges and investments. Potential future payments may be due to certain collaborative partners achieving certain benchmarks as defined in the collaborative agreements. We also entered into product-specific collaborations to acquire development and marketing rights for products.

     In December 1997, we entered into a collaboration agreement with Alteon Inc. to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor to treat kidney disease in diabetic patients, and invested $37.5 million in Alteon stock. In 1998, as a result of the decline in Alteon's stock value and the unsuccessful clinical trials with pimagedine, we wrote down $24.2 million of our investment in Alteon. In 1999, due to the continued decline of Alteon's stock value and unsuccessful negotiations with Alteon, we wrote-off our remaining $10.8 million investment in Alteon.


INCOME TAXES

The income tax provision consists of the following amounts (in thousands):


                                  1999        1998       1997
-------------------------------------------------------------
Current:
  Federal                    $ (28,478)   $ 39,945   $ 30,617
  State                         (3,782)      1,004        432
  Foreign                            -           -          2
                             --------------------------------
     Total current             (32,260)     40,949     31,051
                             --------------------------------
Deferred:
  Federal                     (136,021)     29,006     23,799
  State                        (28,117)        787    (14,099)
                             --------------------------------
     Total deferred           (164,138)     29,793      9,700
                             --------------------------------
Total income tax provision   $(196,398)   $ 70,742   $ 40,751
                             ================================


Tax benefits of $83.0 million in 1999, $17.3 million in 1998, and $14.0 million in 1997 related to employee stock options and stock purchase plans were credited to stockholders' equity.

A reconciliation between our effective tax rate and the U.S. statutory rate follows:


                                                                 Tax Rate
                                        1999 Amount    ---------------------------
                                        (thousands)     1999       1998       1997
----------------------------------------------------------------------------------
Tax at U.S. statutory rate               $(469,324)     35.0%      35.0%      35.0%
Research credit                            (11,605)      0.8       (4.7)     (11.4)
Tax benefit of certain realized gains
  on securities available-for-sale          (3,005)      0.2       (1.2)      (3.8)
Foreign losses realized                     (2,727)      0.2       (4.2)       -
State taxes                                (16,536)      1.2        3.0        2.3
Goodwill amortization                       27,062      (2.0)       -          -
Legal settlements                           12,250      (0.9)       -          -
In-Process R&D                             263,375     (19.6)       -          -
Other                                        4,112      (0.3)       0.1        1.9
                                         -----------------------------------------
Income tax provision                     $(196,398)     14.6%      28.0%      24.0%
                                         =========================================


The components of deferred taxes consist of the following at December 31 (in thousands):


                                                             1999         1998
------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                         $ (85,036)   $ (66,471)
   Unrealized gain on securities
     available-for-sale                                  (181,233)     (30,617)
   Adjustment to fair value of inventories                (38,272)           -
   Adjustment to fair value of intangibles               (560,699)           -
   Other                                                  (16,893)     (20,016)
                                                        ----------------------
      Total deferred tax liabilities                     (882,133)    (117,104)
Deferred tax assets:
   Capitalized R&D costs                                   45,436       42,317
   Federal credit carryforwards                           111,711       86,725
   Expenses not currently deductible                       93,121       56,699
   State credit carryforwards                              44,109       30,632
   Net operating losses                                    41,619            -
   Other                                                    1,593        4,992
                                                        ----------------------
      Total deferred tax assets                           337,589      221,365
      Valuation allowance                                       -      (62,844)
                                                        ----------------------
      Total net deferred tax assets                       337,589      158,521
                                                        ----------------------
Total net deferred taxes                                $(544,544)    $ 41,417
                                                        ======================


Total tax credit carryforwards of $179.6 million expire in the years 2005 through 2010, except for $43.0 million of alternative minimum tax credits which have no expiration date.

Federal net operating loss carryfowards of $107.4 million expire in 2019. State net operating loss carryforwards of $80.6 million expire in 2004.

The valuation allowance decreased by $62.8 million in 1999 and increased by $14.3 million in 1998 and $12.7 million in 1997. All valuation allowance activity relates to the benefits of stock option deductions which were credited to paid-in-capital when realized.


EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators of the basic and diluted earnings (loss) per share computations for the years ended December 31, 1999, 1998 and 1997 (in thousands).


                                                 1999        1998        1997
                                          -----------------------------------
Numerator:
 Net (loss) income - numerator
  for basic and diluted earnings
  (loss) per share:                       $(1,144,528)   $181,909    $129,044
                                          -----------------------------------
Denominator:
 Denominator for basic earnings
  (loss) per share - weighted-
  average shares                              256,430     251,534     246,084

Effect of dilutive securities:
 Stock options                                      -       8,210       6,711
                                          -----------------------------------
Denominator for diluted earnings
  (loss) per share - adjusted
  weighted-average shares and
  assumed conversions                         256,430     259,744     252,795
                                          ===================================


     Options to purchase 20,775,805 shares of our Common Stock ranging from $24.06 to $85.88 per share were outstanding during 1999, but were not included in the computation of diluted earnings per share. Options to purchase 357,150 shares of our Special Common Stock ranging from $35.25 to $35.57 per share and 207,400 shares of Special Common Stock at $29.50 per share were outstanding during 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share. These options' exercise price was greater than the average market price of the Common Stock and Special Common Stock and therefore, the effect would be anti-dilutive. See "Capital Stock" note for information on option expiration dates.

     During 1998 and 1997, we had convertible subordinated debentures which were convertible to 2,026,894 and 2,027,028 shares, respectively, of Special Common Stock, but were not included in the computation of diluted earnings per share because they were anti-dilutive. As a result of the Redemption, the convertible subordinated debentures are no longer convertible to Special Common Stock. For additional information, you should read the "Long-Term Debt" note below.


INVESTMENT SECURITIES

Securities classified as trading, available-for-sale and held-to-maturity at December 31, 1999 and 1998 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.


                                             Gross        Gross       Estimated
                                Amortized  Unrealized   Unrealized      Fair
December 31, 1999                  Cost      Gains        Losses        Value
-------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 252,608   $     101   $  (2,649)   $  250,060
                                ===============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  97,818   $ 499,800   $ (17,780)   $  579,838
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years          41,385           -      (2,432)       38,953
Corporate debt securities
  maturing:
       within 1 year              144,996           7        (165)      144,838
       between 1-5 years          350,652         151      (5,623)      345,180
       between 5-10 years         137,366           -      (7,550)      129,816
Other debt securities
  maturing:
       within 1 year                8,044       2,122         (61)       10,105
       between 1-5 years           85,022           -      (1,816)       83,206
       between 5-10 years          39,342           -      (1,578)       37,764
                                -----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 904,625   $ 502,080   $ (37,005)   $1,369,700
                                ===============================================


                                             Gross        Gross      Estimated
                                Amortized  Unrealized   Unrealized     Fair
December 31, 1998                  Cost      Gains        Losses       Value
------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
  fair value)                   $ 236,330   $   3,817   $    (246)   $ 239,901
                                ==============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  42,024   $  77,364   $  (1,042)   $ 118,346
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years          31,294       1,812         (74)      33,032
Corporate debt securities
  maturing:
       within 1 year              251,238         233        (515)     250,956
       between 1-5 years          309,762       3,525        (934)     312,353
       between 5-10 years         149,410       6,603        (472)     155,541
Other debt securities
  maturing:
       between 1-5 years           77,848         201      (2,509)      75,540
       between 5-10 years          21,789         287           -       22,076
                                ----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 883,365   $  90,025   $  (5,546)   $ 967,844
                                ==============================================

SECURITIES HELD-TO-MATURITY
 (carried at amortized cost):

Corporate debt securities
  maturing:
       within 1 year            $ 115,687   $       -   $     (79)   $ 115,608
                                ----------------------------------------------
TOTAL HELD-TO-MATURITY          $ 115,687   $       -   $     (79)   $ 115,608
                                ==============================================


The carrying value of all investment securities held at December 31, 1999 and 1998 is summarized below (in thousands):


Security                                                               1999       1998
--------------------------------------------------------------------------------------
Trading securities                                               $  250,060  $ 239,901
Securities available-for-sale maturing within one year              154,943    250,956
Securities held-to-maturity maturing within one year                      -    115,687
                                                                 ---------------------
     Total short-term investments                                $  405,003  $ 606,544
                                                                 =====================

Securities available-for-sale maturing between 1-10 years,
  including equity securities                                    $1,214,757  $ 716,888
                                                                 ---------------------
     Total long-term marketable securities                       $1,214,757  $ 716,888
                                                                 =====================


In 1999, proceeds from the sales of available-for-sale securities totaled $627.1 million; gross realized gains totaled $19.4 million and gross realized losses totaled $1.8 million. In 1998, proceeds from the sales of available-for-sale securities totaled $431.0 million; gross realized gains totaled $9.5 million and gross realized losses totaled $1.8 million. We recorded charges of $13.4 million in 1999, $20.2 million in 1998 and $4.0 million in 1997, to write down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary.

Net change in unrealized holding gains (losses) on trading securities included in net income totaled ($6.1) million in 1999, $7.4 million in 1998 and ($3.8) million in 1997.

The marketable debt securities we hold are issued by a diversified selection of corporate and financial institutions with strong credit ratings. Our investment policy limits the amount of credit exposure with any one institution. Other than asset-backed securities, these debt securities are generally not collateralized. We have not experienced any material losses due to credit impairment on our investments in marketable debt securities in the years 1999, 1998 and 1997.


FINANCIAL INSTRUMENTS

Foreign Currency Instruments: Certain of our revenues are earned outside of the U.S. Moreover, our foreign currency denominated revenues exceed our foreign currency denominated expenses; therefore, risk exists that net income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To hedge a portion of anticipated nondollar denominated net revenues, we currently purchase options and may enter into forward contracts. At December 31, 1999, we hedged approximately 50% of probable net foreign revenues anticipated within 12 months and 25% of probable net foreign revenues through the year 2001. The notional amounts of the options totaled $51.9 million at December 31, 1999, and $75.0 million at December 31, 1998. The notional amounts consisted of the following currencies: Australian dollars, Euro, British pounds, Canadian dollars, Japanese yen and Swedish krona. All option contracts mature within the next three years. The fair value of the options was based on exchange rates and market conditions at December 31, 1999 and 1998. No forward contracts were entered into in 1999 and 1998.

     Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. We have not experienced any material losses due to credit impairment of our foreign currency instruments.

Interest Rate Swaps: Interest income is subject to fluctuations as interest rates change, primarily U.S. interest rates. To manage this risk, we may enter into swaps as part of our overall strategy of managing the duration of our investment portfolio. For each swap, we receive interest based on fixed rates and pay interest to counterparties based on floating rates on a notional principal amount. Our swap counterparties have strong credit ratings which minimize the risk of non-performance on the swaps. In 1999, as a result of eliminating the interest rate swap portfolio, we recognized a $5.0 million gain which was recorded in interest income. We have not experienced any material losses due to credit impairment. At December 31, 1998, we had three swap contracts outstanding with notional amounts totaling $150.0 million. Our credit exposure on swaps and the net carrying amounts of swaps held at December 31, 1998, were not material. Net interest income from swaps in 1998 was also immaterial.

Equity Collar Instruments: To hedge against fluctuations in the market value of a portion of the marketable equity portfolio, we entered into costless collar instruments, a form of equity collar instrument, that expire in 2000 and will require settlement in equity securities or cash. A costless collar instrument is a purchased put option and a written call option on a specific equity security such that the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments. The fair value of the purchased puts and the written calls were determined based on quoted market prices at year end. At December 31, 1999, the notional amount of the put options was $7.1 million and the call options was $9.7 million. At December 31, 1998, the notional amount of the put options was $32.0 million and the call options was $46.0 million.

Financial Instruments Held for Trading Purposes: As part of our 1999 overall investment strategy, we have contracted with two external money managers to manage part of our investment portfolio. These portfolios at December 31, 1999, consisted of U.S. and nondollar denominated investments. To hedge the nondollar denominated investments, the money managers enter into forward contracts. The notional amounts of the forward contracts at December 31, 1999 and 1998, were $146.2 million and $211.6 million, respectively. The fair value at December 31, 1999 and 1998, of the forward contracts, totaled $3.1 million and $0.4 million, respectively. The average fair value during 1999 and 1998 totaled $2.5 million and ($0.9) million, respectively. Net realized and unrealized trading gains (loss) on the portfolio totaled approximately ($2.5) million in 1999 and $2.8 million in 1998 and are included in interest income. Counterparties have strong credit ratings which minimize the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 1999 and 1998, of our financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end (in thousands):


                                              1999                      1998
                                    -----------------------   -----------------------
                                     Carrying       Fair       Carrying       Fair
Financial Instrument                   Value        Value        Value        Value
-------------------------------------------------------------------------------------
Assets:
Investment securities
 (including accrued interest
   and traded forward contracts)    $1,619,760   $1,619,760   $1,323,432   $1,323,353
Convertible equity loans                53,295       53,295       55,800       55,800
Purchased foreign exchange put
  options                                1,547        1,957        1,441        5,741
Equity collars                               -            -          563          558
Outstanding interest rate swaps              -            -        5,742      167,535

Liabilities:
Long-term debt                         149,708       148,938     149,990      148,000
Equity collars                          33,499        33,602       5,420       12,158
Outstanding interest rate swaps              -             -       3,587      153,587


OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 are as follows (in thousands):


                                                   1999            1998
-----------------------------------------------------------------------
Accrued legal settlement                       $200,000               -
Accrued compensation                             52,005        $ 47,057
Accrued royalties                                37,692          23,392
Hedge payable                                    33,499           5,420
Accrued clinical and other studies               18,012          35,535
Accrued marketing and promotion costs            17,897           9,417
Taxes payable                                         -          46,447
Other                                            76,939          72,219
                                               ------------------------
  Total other accrued liabilities              $436,044        $239,487
                                               ========================


LONG-TERM DEBT

Our long-term debt consists of $149.7 million of convertible subordinated debentures, with interest payable at 5%, due in 2002. As a result of the redemption of our Special Common Stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, $59.25 in cash, of which $18 will be reimbursed to us by Roche. Generally, we may redeem the debentures until maturity.


LEASES, COMMITMENTS AND CONTINGENCIES

Leases: Future minimum lease payments under operating leases, net of sublease income, at December 31, 1999 are as follows (in thousands):


    2000      2001      2002      2003      2004     Thereafter     Total
-------------------------------------------------------------------------
 $33,090    31,873    28,493    27,497    24,611       23,830    $169,394


We lease various real property under operating leases that generally require us to pay taxes, insurance and maintenance. Rent expense was approximately $13.9 million in 1999, $12.7 million in 1998 and $11.7 million in 1997. Sublease income was not material in any of the three years presented.

Under several lease agreements, we have the option to purchase the properties at an amount that does not constitute a bargain. Alternatively, we can cause the property to be sold to a third party. We are contingently liable, under residual value guarantees, for approximately $459.0 million. We are also required to maintain certain financial ratios and are limited to the amount of additional debt we can assume.

Commitments: In May 1999, we entered into a license and collaboration agreement with Aradigm Corporation to develop an advanced pulmonary delivery system for our Pulmozyme product in the U.S. As part of the agreement, we agreed to provide Aradigm a loan of up to $10.4 million for development costs. As of December 31, 1999, Aradigm's outstanding loan was $2.3 million.

We entered into a research collaboration agreement with CuraGen Corporation in November 1997, whereby we made a $5.0 million equity investment in CuraGen and agreed to provide a convertible equity loan to CuraGen of up to $26.0 million. In October 1999, CuraGen exercised its right to borrow $16.0 million. Simultaneously, with this draw down, CuraGen repaid the loan by issuing 977,636 shares of CuraGen stock valued at $16.37 per share at such issuance, or an aggregate of $16.0 million. At December 31, 1999, there were no outstanding loans to CuraGen.

Also, in December 1997, we entered into a collaboration agreement with LeukoSite, Inc. to develop and commercialize LeukoSite's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel diseases. Under the terms of the agreement, we made a $4.0 million equity investment in LeukoSite and have agreed to provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if LeukoSite agrees to fund 25% of Phase III development costs, we have agreed to provide a second loan to LeukoSite for such funding. As of December 31, 1999, there were no outstanding loans to LeukoSite.

In addition, we entered into research collaborations with companies whereby potential future payments may be due to selective collaboration partners achieving certain benchmarks as defined in the collaboration agreements. We may also, from time-to-time, lend additional funds to these companies, subject to approval.

We are a limited partner in the Vector Later-Stage Equity Fund II, L.P., which is referred to as the Vector Fund. The General Partner is Vector Fund Management II, L.L.C., a Delaware limited liability company. The purpose of the Vector Fund is to invest in biotech equity and equity-related securities. Under the terms of the Vector Fund agreement, we contribute to the capital of the Vector Fund through installments in cash as called by the General Partner. Our total commitment to the Vector Fund through September 2003 is $25.0 million, of which $12.9 million was contributed as of December 31, 1999. The Vector Fund will terminate and be dissolved in September 2007.

Contingencies: We are a party to various legal proceedings, including patent infringement litigation relating to our human growth hormone products and antibody products, licensing and contract disputes, and other matters.

In 1990 and 1997, the Regents of the University of California, or UC, filed patent infringement lawsuits against Genentech, alleging that the manufacture, use, and sale of our Protropin and Nutropin human growth hormone products infringe a patent known as the "Goodman patent" that is owned by UC. On November 19, 1999, we and UC announced a proposed settlement of those lawsuits, and on or about December 17, 1999, the parties entered into a definitive written agreement on the terms of the settlement. Under the terms of the settlement, Genentech agreed to pay UC $150 million and agreed to make a contribution in the amount of $50 million toward construction of the first biological sciences research building at the University of California, San Francisco Mission Bay campus, and Genentech and UC granted certain releases to one another and dismissed with prejudice the 1990 and 1997 patent infringement lawsuits and related appeals. Such amounts were included in other accrued liabilities at December 31, 1999. The settlement resolves all outstanding litigation between Genentech and UC relating to our growth hormone products.

On May 28, 1999, Glaxo Wellcome Inc. filed a patent infringement lawsuit against us in the U.S. District Court in Delaware. The suit asserts that we infringe four U.S. patents owned by Glaxo Wellcome. Two of the patents relate to the use of specific kinds of monoclonal antibodies for the treatment of human disease, including cancer. The other two patents asserted against us relate to preparations of specific kinds of monoclonal antibodies which are made more stable and the methods by which such preparations are made. We have been served with the complaint. The complaint fails to specify which of our products or methods of manufacture are allegedly infringing the four patents at issue. However, we believe that the suit relates to the manufacture, use and sale of our Herceptin and Rituxan antibody products. On July 19, 1999, we filed our answer to Glaxo Wellcome's complaint, and in our answer we also stated counterclaims against Glaxo Wellcome. The judge has scheduled the trial of this suit to begin January 29, 2001. On or about January 10, 2000, Glaxo filed a request with the Court to add additional patent infringement claims to the suit under Glaxo's U.S. Patent No. 5,633,162. We intend to oppose that request; the Court has not yet made a decision whether to grant Glaxo's request.

We and the City of Hope Medical Center are parties to a 1976 agreement relating to work conducted by two City of Hope employees, Arthur Riggs and Keiichi Itakura, and patents that resulted from that work, which are referred to as the "Riggs/Itakura Patents." Since that time, Genentech has entered into license agreements with various companies to make, use and sell the products covered by the Riggs/Itakura Patents. On August 13, 1999 the City of Hope filed a complaint against us in the Superior Court in Los Angeles County, California alleging that we owe royalties to the City of Hope in connection with these license agreements, as well as product license agreements that involve the grant of licenses under the Riggs/Itakura Patents. The complaint states claims for declaratory relief, breach of contract, breach of implied covenant of good faith and fair dealing, and breach of fiduciary duty. On December 15, 1999, we filed our answer to the City of Hope's complaint. The judge has scheduled the trial of this suit to begin February 5, 2001.

     On December 1, 1994, Genentech filed suit against Bio-Technology General Corporation, or BTG, in the United States District Court in Delaware charging BTG with infringement of two Genentech patents applicable to its human growth hormone product. On February 28, 1995, Genentech filed an Amended Complaint against BTG alleging infringement of an additional Genentech patent. On January 6, 1995, BTG filed suit against Genentech in the United States District Court for the Southern District of New York seeking declaratory judgements that those patents and another Genentech patent are invalid and not infringed by BTG. Genentech's suit in Delaware was then transferred to New York and consolidated with BTG's suit there.

     At the time of filing its suit and thereafter, BTG alleged various antitrust, abuse of process, civil rights, malicious prosecution, and unfair competition claims against Genentech. All of those claims were dismissed by the District Court.

     On August 10, 1995, the District Court issued a preliminary injunction which prohibited BTG, pending the Court's final determination of the action, from importing, making, using, selling, offering for sale or distributing in the United States BTG's human growth hormone products except for certain ongoing FDA approved clinical trials. BTG filed an appeal from the District Court's issuance of the preliminary injunction to the United States Court of Appeals for the Federal Circuit. On April 8, 1996, the Federal Circuit affirmed the preliminary injunction granted by the District Court. On May 20, 1996, the Federal Circuit denied BTG's petition for rehearing, and on October 7, 1996, the United States Supreme Court declined to review the case.

     In 1999, the case was transferred to a different judge of the District Court for further proceedings. A jury trial of BTG's patent invalidity claim began on January 10, 2000. On January 18, 2000, the jury returned a verdict in Genentech's favor on a certain factual issue underlying BTG's invalidity claim, but the judge nevertheless entered judgement in favor of BTG and lifted the preliminary injunction that had been in effect against BTG since 1995. Genentech intends to promptly file a request with the Federal Circuit for the injunction to be reinstated pending appeal and for an expedited appeal. In the event that the injunction is not reinstated or if Genentech's appeal is not successful, BTG could enter the United States market with its human growth hormone product.

     Based upon the nature of the claims made and the information available to date to us and our counsel through investigations and otherwise, we believe the outcome of these actions is not likely to have a material adverse effect on our financial position, result of operations or cash flows. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period.

     In addition to the above, in April 1999, we agreed to pay $50 million to settle a federal investigation relating to our past clinical, sales and marketing activities associated with human growth hormone.


RELATIONSHIP WITH ROCHE

On June 30, 1999, Roche exercised its option to cause us to redeem all of our Special Common Stock held by stockholders, other than Roche, at $41.25 per share in cash with funds deposited by Roche for such purpose and we retired all of the shares of Special Common Stock including those held by Roche. As a result, Roche owned 100% of our outstanding Common Stock. On July 23, 1999, Roche completed a public offering of 44,000,000 shares of our Common Stock. On October 26, 1999, Roche completed a second public offering of 40,000,000 shares of our Common Stock. Roche received the proceeds from both offerings. As a result, Roche's percentage ownership of our outstanding Common Stock was reduced to approximately 66.1% at December 31, 1999.

In July 1999, we entered into certain affiliation arrangements with Roche, amended our licensing and marketing agreement with F. Hoffmann-La Roche Ltd, an affiliate of Roche commonly known as Hoffmann-La Roche, and entered into a tax sharing agreement with Roche.

Affiliation Arrangements

In July 1999, we amended our certificate of incorporation and bylaws and entered into an affiliation agreement with Roche. As a result, our board changed to consist of two Roche directors, three independent directors nominated by a nominating committee currently controlled by Roche, and one Genentech employee. However, under the affiliation agreement, Roche has the right to obtain proportional representation on our board at any time. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot ensure that Roche will not implement a new business plan in the future.

Licensing Agreement

In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell products in non-U.S. markets. In July 1999, we amended that agreement, the major provisions of which include:

-  extended Hoffmann-La Roche's option until at least 2015;

- Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product, (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10 million to extend its option on a product, completion of a Phase III trial for that product;

- we have agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

- Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the U.S. Food and Drug Administration, or FDA, or completion of the Phase II trials, a royalty of 12.5% on the first $100 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

- Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100 million.

Tax Sharing Agreement

Since the redemption of our Special Common Stock, and until Roche completed its public offering of our Common Stock in October 1999, we were included in Roche's U.S. federal consolidated income tax group. Accordingly, we entered into a tax sharing agreement with Roche. Pursuant to the tax sharing agreement, we and Roche are to make payments such that the net amount paid by us on account of consolidated or combined income taxes is determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns.

     Effective with the consummation of the second public offering on October 26, 1999, Genentech ceased to be a member of the consolidated federal income tax group (and certain consolidated or combined state and local income tax groups) of which Roche is the common parent. Accordingly, our tax sharing agreement with Roche now pertains only to the state and local tax returns in which we will be consolidated or combined with Roche. We will continue to calculate our tax liability or refund with Roche for these state and local jurisdictions as if we were a stand-alone entity.

Roche's Right to Maintain Its Percentage Ownership Interest in Our Stock

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. The affiliation agreement requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. In addition, Roche will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest. To ensure that, with respect to any issuance of common stock by Genentech in the future, the percentage of Genentech common stock owned by Roche immediately after such issuance will be no lower than Roche's lowest percentage ownership of Genentech common stock at any time after the offering of common stock occurring in July 1999 and prior to the time of such issuance, except that Genentech may issue shares up to an amount that would cause Roche's lowest percentage ownership to be no more than 2% below the "Minimum Percentage." The Minimum Percentage equals the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering (to be adjusted in the future for dispositions of shares of Genentech common stock by Roche) divided by 254,597,176 (to be adjusted in the future for stock splits or stock combinations), which is the number of shares of Genentech common stock outstanding at the time of the July 1999 offering adjusted for the two-for-one split of Genentech common stock in November 1999. As long as Roche's percentage ownership is greater than 50%, prior to issuing any shares, Genentech must repurchase a sufficient number of shares of its common stock to ensure that, immediately after its issuance of shares, Roche's percentage ownership will be greater than 50%. Genentech has also agreed, upon Roche's request, to repurchase shares of its common stock to increase Roche's ownership to the Minimum Percentage. In addition, Roche has a continuing option to buy stock from Genentech at prevailing market prices to maintain its percentage ownership interest. Roche's percentage ownership interest at December 31, 1999 was approximately 66.1%.


RELATED PARTY TRANSACTIONS

We enter into transactions with Roche, Hoffmann-La Roche and its affiliates in the ordinary course of business. We recorded nonrecurring contract revenues from Hoffmann-La Roche of $40.0 million for Herceptin, marketing rights outside of the U.S. in 1998 (see below). All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $17.2 million in 1999, $21.6 million in 1998 and $67.6 million in 1997. All other revenue from Roche, Hoffmann-La Roche and their affiliates, principally royalties and product sales, totaled $83.9 million in 1999, $63.8 million in 1998 and $42.8 million in 1997.

In the second quarter of 1999, we entered into a license agreement with Immunex Corporation that grants rights under our immunoadhesin patent portfolio to Immunex for its product Enbrel, registered trademark, (etanercept) biologic response modifier. In exchange for a worldwide, co-exclusive license covering fusion proteins such as Enbrel, Immunex paid us an initial non-refundable license fee which was recorded in contract revenues net of a portion paid to Roche pursuant to an agreement between Roche and us.

In July 1998, we entered into an agreement with Hoffmann-La Roche to provide them with exclusive marketing rights outside of the U.S. for Herceptin. Under the agreement, Hoffmann-La Roche paid us $40.0 million and has agreed to pay us cash milestones tied to future product development activities, to share equally global development costs up to a maximum of $40.0 million and to make royalty payments on product sales. As of December 31, 1999, Hoffmann-La Roche paid an additional $10.0 million toward global development costs.


CAPITAL STOCK

Common Stock and Special Common Stock: On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche. Subsequently, in July and October 1999, Roche consummated public offerings of our Common Stock. See "Redemption of Our Special Common Stock" and "Relationship with Roche" notes above for a discussion of these transactions.

On November 2, 1999, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999.

Stock Award Plans: In connection with the redemption of our Special Common Stock, the following changes occurred with respect to our stock options that were outstanding as of June 30, 1999:

- Options for the purchase of approximately 13.6 million shares of Special Common Stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $41.25 per share, less the exercise price;

- Options for the purchase of approximately 8.0 million shares of Special Common Stock were converted into options to purchase a like number of shares of Common Stock at the same exercise price; and

- Options for the purchase of approximately 9.8 million shares of Special Common Stock were canceled, in accordance with the terms of our 1996 Stock Option/Stock Incentive Plan (the "1996 Plan"). With certain exceptions, we granted new options for the purchase of 2.666 times the number of shares under the previous options with an exercise price of $48.50 per share, which was the public offering price of the Common Stock. The number of shares that were the subject of these new options, which were issued under our 1999 Stock Plan (the "1999 Plan"), was approximately 10.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

     Of the approximately 8.0 million shares of converted options, options with respect to approximately 4.8 million shares were outstanding at December 31, 1999, all of which are currently exercisable except for options with respect to approximately 356,000 shares. These outstanding options are held by 1,850 employees; no non-employee directors hold these options.

     Our board of directors and Roche, then our sole stockholder, approved the 1999 Plan on July 16, 1999. Under the 1999 Plan, we granted new options to purchase approximately 13.0 million shares (including the 10.0 million shares referred to above) of Common Stock to approximately 2,400 employees at an exercise price of $48.50 per share, with the grant of such options made effective as of July 16, 1999. Of the options to purchase these 13.0 million shares, options to purchase approximately 12.0 million shares were outstanding at December 31, 1999, of which options to purchase approximately
1.3 million shares are currently exercisable.

     In connection with these stock option transactions, we recorded:

- (1) cash compensation expense of approximately $284.5 million associated with the cash-out of such stock options and (2) non-cash compensation expense of approximately $160.1 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock; and

- Over a two-year period beginning July 1, 1999, an aggregate of approximately $27.4 million of deferred cash compensation available to be earned by a limited number of employees who elected the alternative arrangements described above. As of December 31, 1999, $7.3 million of compensation expense has been recorded related to these alternative arrangements.

We have a stock option plan adopted in 1999, which variously allows for the granting of non-qualified stock options, stock awards and stock appreciation rights to employees, non-employee directors and consultants of Genentech. Incentive stock options may only be granted to employees under this plan. Generally, non-qualified options have a maximum term of 10 years. Incentive options have a maximum term of 10 years. In general, options vest in increments over four years from the date of grant, although we may grant options with different vesting terms from time-to-time. No stock appreciation rights have been granted to date.

We adopted the 1991 Employee Stock Plan, or the 1991 Plan, on December 4, 1990, and amended it during 1993, 1995, 1997 and 1999. The 1991 Plan allows eligible employees to purchase Common Stock at 85% of the lower of the fair market value of the Common Stock on the grant date or the fair market value on the first business day of each calendar quarter. Purchases are limited to 15% of each employee's eligible compensation. All full-time employees of Genentech are eligible to participate in the 1991 Plan. Of the 10.6 million shares of Common Stock reserved for issuance under the 1991 Plan, 8,232,320 shares have been issued as of December 31, 1999. During 1999, 3,108 of the eligible employees participated in the 1991 Plan.

We have elected to continue to follow Accounting Principles Board (APB) 25 to account for employee stock options because the alternative fair value method of accounting prescribed by FAS 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, Accounting for Stock Issued to Employees, no compensation expense is recognized because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant.

     The information regarding net income and earnings per share with FAS 123 has been determined as if we had accounted for our employee stock options and employee stock plan under the fair value method prescribed by FAS 123 and the earnings per share method under FAS 128. The resulting effect on net income and earnings per share with FAS 123 disclosed is not likely to be representative of the effects on net income and earnings per share with FAS 123 in future years, due to subsequent years including additional grants and years of vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.8%, 5.5% and 6.2%; dividend yields of 0%; volatility factors of the expected market price of our Common Stock of 45.0%, 11.9% and 9.2%; and a weighted-average expected life of the option of five years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of disclosures with FAS 123, the estimated fair value of options is amortized to expense over the options' vesting period.
Information with FAS 123 for the years ending December 31 follows (in thousands, except per share amounts):


                                            1999        1998        1997
                                       ---------------------------------
Net (loss) income - as reported        $(1,144.5)   $181,909    $129,044

Net (loss) income - with FAS 123        (1,178.1)    140,995     111,441

Earnings (loss) per share - as reported:
  Basic                                    (4.46)       0.72        0.52
  Diluted                                  (4.46)       0.70        0.51


Earnings (loss) per share - with FAS 123:
  Basic                                    (4.63)       0.56        0.45
  Diluted                                  (4.63)       0.54        0.44


     A summary of our stock option activity and related information is as follows:


                                                             Weighted Average
                                                 Shares           Price
                                               ----------    ----------------
Options outstanding at December 31, 1996       39,205,018          21.45

Grants                                            659,010          29.11
Exercises                                      (4,887,392)         15.04
Cancellations                                  (2,497,418)         26.18
                                               ----------
Options outstanding at December 31, 1997       32,479,218          22.21

Grants                                          9,189,850          33.91
Exercises                                      (4,921,814)         17.66
Cancellations                                  (2,496,042)         27.32
                                               ----------
Options outstanding at December 31, 1998       34,251,212        $ 25.64

Grants                                         17,046,168          57.07
Exercises                                      (5,819,189)         24.37
Cancellations                                 (24,702,389)         26.06
                                               ----------
Options outstanding at December 31, 1999       20,775,802        $ 51.30
                                               ==========


     The following table summarizes information concerning currently outstanding and exercisable options:


                          Options Outstanding            Options Exercisable
                   -----------------------------------  ---------------------
                                 Weighted
                                  Average
                                   Years      Weighted               Weighted
                                 Remaining    Average                Average
Range of             Number     Contractual   Exercise    Number     Exercise
Exercise Prices    Outstanding     Life        Price    Exercisable    Price
-----------------------------------------------------------------------------
$24.063 - $35.563   4,674,650       9.29      $ 29.56    4,416,182    $ 29.39
$40.000 - $48.500  12,117,860       9.63        48.44    1,262,218      48.47
$64.188 - $85.875   3,983,292      10.03        85.49        5,400      85.88
                   ----------                            ---------
                   20,775,802                            5,683,800
                   ==========                            =========


     Using the Black-Scholes option valuation model, the weighted average fair value of options granted was $27.32 in 1999, $8.62 in 1998 and $7.69 in 1997. Shares of Common Stock available for future grants under all stock option plans were 7,917,941 at December 31, 1999.



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Genentech, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP


San Jose, California
January 18, 2000



QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)


                                                   1999 Quarter Ended
                                 ------------------------------------------------------
                                 December 31   September 30       June 30      March 31
---------------------------------------------------------------------------------------
Total revenues                     $ 358,456       $345,328     $ 395,242(3)   $322,352
Product sales                        268,703        266,968       269,355       234,069
Gross margin from product sales      174,308(1)     174,218(1)    216,674       188,346
Net income (loss)                   (172,906)(2)    (62,845)(2)  (923,192)(3)    14,415(4)
Earnings (loss) per share (5):
  Basic                                (0.67)         (0.25)        (3.59)         0.06
  Diluted                              (0.67)         (0.25)        (3.59)         0.05


                                            Pro Forma (6) 1999 Quarter Ended
                                 ------------------------------------------------------
                                 December 31   September 30       June 30      March 31
---------------------------------------------------------------------------------------
Total revenues                     $ 358,456       $345,328     $ 374,905(7)   $322,352
Product sales                        268,703        266,968       269,355       234,069
Gross margin from product sales      220,852        221,032       216,674       188,346
Net income                            48,099         66,882        73,221        58,508
Earnings per share:
  Basic                                 0.19           0.26          0.28          0.23
  Diluted                               0.18           0.26          0.27          0.22


                                                   1998 Quarter Ended
                                 ------------------------------------------------------
                                 December 31   September 30       June 30      March 31
---------------------------------------------------------------------------------------
Total revenues                      $304,301       $313,930      $268,012      $264,700
Product sales                        213,713        163,100       176,263       164,719
Gross margin from product sales      181,212        127,749       139,113       131,098
Net income                            37,140         63,378        40,374        41,017
Earnings per share (5):
  Basic                                 0.15           0.25          0.16          0.16
  Diluted                               0.14           0.24          0.16          0.16


(1) Reflects expense of $46.5 million in the fourth quarter and $46.8 million in the third quarter related to the sale of inventory that was written up to fair value as a result of the Redemption on June 30, 1999, and related push-down accounting.

(2) Primarily reflects the impact of the Redemption and push-down accounting, including: the sale of inventory that was written up to fair value, see note (1) above; the amortization of goodwill and other intangible assets of $95.6 million in both the third and fourth quarters; and $57.8 million for the remeasurement of the value of continuing employee stock options in the third quarter. This also reflects the $180.0 million charge in the fourth quarter related to the legal settlement with the Regents of the University of California.

(3) Primarily reflects a $1,147.3 million special charge related to the Redemption and push-down accounting. Included in this charge is $752.5 million for in-process research and development, $284.5 million for early cash settlement of certain employee stock options and $102.3 million for the remeasurement of the value of continuing employee stock options. In addition, we recorded an adjustment of $20.3 million in other income related to the write-up of certain marketable equity securities as a result of push-down accounting.

(4) Primarily reflects the legal settlement of $50.0 million with the Office of the U.S. Attorney for the Northern District of California.

(5) Restated to reflect the two-for-one stock split in 1999.

(6) Pro Forma financial data excludes the impact of the Redemption and related push-down accounting and legal settlements, and their related tax effects. See also notes (1) through (4) above for more information on these transactions.

(7) Includes initial license fee from Immunex Corporation for Enbrel, registered trademark, and from Schwarz Pharma AG for Nutropin AQ and Nutropin Depot sustained-release growth hormone. In addition, we received a milestone payment from F. Hoffmann-La Roche for Herceptin.




11-YEAR FINANCIAL SUMMARY (UNAUDITED)
(millions, except per share and employee data)

                                                1999
                                       ---------------------
                                          Actual   Pro Forma(7)   1998       1997       1996
--------------------------------------------------------------------------------------------
Total revenues                         $ 1,421.4   $1,401.0   $1,150.9   $1,016.7   $  968.7
  Product sales                          1,039.1    1,039.1      717.8      584.9      582.8
  Royalties                                189.3      189.3      229.6      241.1      214.7
  Contract & other                         103.6       83.2      114.8      121.6      107.0
  Interest                                  89.4       89.4       88.7       69.1       64.2
--------------------------------------------------------------------------------------------
Total costs and expenses               $ 2,762.3   $1,032.8   $  898.3   $  846.9   $  820.8
  Cost of sales                            285.6      192.2      138.6      102.5      104.5
  Research & development                   367.3      367.3      396.2      470.9      471.1
  Marketing, general & administrative      467.9      467.9      358.9      269.9      240.1
  Special charges                        1,437.7(5)       -          -          -          -
  Recurring charges related to
    redemption                             198.4(6)       -          -          -          -
  Interest                                   5.4        5.4        4.6        3.6        5.1
--------------------------------------------------------------------------------------------
Income (loss) data
  Income (loss) before taxes           $(1,340.9)  $  368.2   $  252.6   $  169.8   $  147.9
  Income tax (benefit) provision          (196.4)     121.5       70.7       40.8       29.6
  Net income (loss)                     (1,144.5)     246.7      181.9      129.0      118.3
  Tax rate                                    15%        33%        28%        24%        20%
--------------------------------------------------------------------------------------------
  Earnings (loss) per share:
    Basic                              $   (4.46)  $   0.96   $   0.72   $   0.52   $   0.49
    Diluted                                (4.46)      0.93       0.70       0.51       0.48
--------------------------------------------------------------------------------------------
Selected balance sheet data
  Cash, short-term investments
    & long-term marketable securities  $ 1,957.4              $1,604.6   $1,286.5   $1,159.1
  Accounts receivable                      214.8                 149.7      189.2      197.6
  Inventories                              275.2                 148.6      116.0       91.9
  Property, plant & equipment, net         730.1                 700.2      683.3      586.2
  Goodwill                               1,628.7                     -          -          -
  Other intangible assets                1,453.3                  65.0       54.7       40.1
  Other long-term assets                   201.1                 131.3      122.5      109.1
  Total assets                           6,554.4               2,855.4    2,507.6    2,226.4
  Total current liabilities                484.1                 291.3      289.6      250.0
  Long-term debt                           149.7                 150.0      150.0      150.0
  Total liabilities                      1,271.6                 511.6      476.4      425.3
  Total stockholders' equity             5,282.8(8)            2,343.8    2,031.2    1,801.1
--------------------------------------------------------------------------------------------
Other data
  Depreciation & amortization expense  $   281.4              $   78.1   $   65.5   $   62.1
  Capital expenditures                      95.0                  88.1      154.9      141.8
--------------------------------------------------------------------------------------------
Share information
  Shares used to compute EPS:
    Basic                                  256.4      256.4      251.6      246.1      241.2
    Diluted                                256.4      264.7      259.7      252.8      247.9
  Actual year-end                          258.1      258.1      254.2      248.5      242.9
--------------------------------------------------------------------------------------------
Per share data
  Market price:       High             $   45.00          -   $  39.88   $  30.31   $  27.69
                                       $  143.00***
                      Low              $   37.25          -   $  29.63   $  26.63   $  25.69
                                       $   48.50***
  Book value                           $   20.47          -   $   9.22   $   8.18   $   7.42
--------------------------------------------------------------------------------------------
Number of employees                        3,883                 3,389      3,242      3,071
--------------------------------------------------------------------------------------------


We have paid no dividends.
The Financial Summary above reflects adoption of FAS 130 and 131 in 1998, FAS 128 and 129 in 1997, FAS 121 in 1996, FAS 115 in 1994 and FAS 109 in 1992.
All share and per share amounts reflect a two-for-one split in 1999.
*Special Common Stock began trading October 26, 1995. On October 25, 1995, pursuant to the 1995 Agreement with Roche, each share of our Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock.
**Redeemable Common Stock began trading September 10, 1990; prior to that date all shares were Common Stock. Pursuant to the merger agreement with Roche, all shareholders as of effective date September 7, 1990, received for each common share owned, $18 in cash from Roche and one share of newly issued Redeemable Common Stock from Genentech.
***Common Stock began trading July 20, 1999; prior to that date shares were Special Common Stock. On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche Holdings, Inc. Roche's percentage ownership of our outstanding equity increased from 65% to 100%. On July 23, 1999 and October 26, 1999, Roche completed public offerings of our Common Stock and its percentage ownership was 66.1% at December 31, 1999.
(1) Charges related to 1995 merger and the 1995 Agreement with Roche ($21 million) and resignation of our former CEO ($4 million).
(2) Charges primarily related to 1990 Roche merger.
(3) Primarily inventory-related charge.
(4) Information was not available to restate these amounts pursuant to FAS
    128. Reflect amounts previously reported adjusted for the stock split in 1999.
(5) Charges related to 1999 Redemption ($1,207.7 million) and legal settlements ($230.0 million).
(6) Primarily reflects amortization of other intangible assets and goodwill related to the Redemption.
(7) Pro forma excludes special charges related to the Redemption and legal settlements, recurring charges related to the Redemption, the impact of the sale of inventory that was written up as a result of the Redemption, the adjustment to other income related to the write-up of certain marketable securities as a result of the Redemption, and their related tax effects.
(8) Reflects the impact of the Redemption and related push-down accounting of $5,201.9 million of excess purchase price over net book value, net of charges and accumulated amortization of goodwill and other intangible assets.




       1995       1994       1993       1992       1991       1990       1989
-----------------------------------------------------------------------------
   $  917.8   $  795.4   $  649.7   $  544.3   $  515.9   $  476.1   $  400.5
      635.3      601.0      457.4      391.0      383.3      367.2      319.1
      190.8      126.0      112.9       91.7       63.4       47.6       36.7
       31.2       25.6       37.9       16.7       20.4       31.9       27.5
       60.5       42.8       41.5       44.9       48.8       29.4       17.2
-----------------------------------------------------------------------------
   $  745.6   $  665.8   $  590.8   $  522.3   $  469.8   $  572.7   $  352.9
       97.9       95.8       70.5       66.8       68.4       68.3       60.6
      363.0      314.3      299.4      278.6      221.3      173.1      156.9
      251.7      248.6      214.4      172.5      175.3      158.1      127.9
       25.0(1)       -          -          -          -      167.7(2)       -

          -          -          -          -          -          -          -
        8.0        7.1        6.5        4.4        4.8        5.5        7.5
-----------------------------------------------------------------------------

   $  172.2   $  129.6   $   58.9   $   22.0   $   46.1   $  (96.6)   $  47.6
       25.8        5.2          -        1.1        1.8        1.5        3.6
      146.4      124.4       58.9       20.9       44.3      (98.0)      44.0
         15%         4%         -          5%         4%         -          8%
-----------------------------------------------------------------------------

   $   0.62   $   0.54   $   0.26   $   0.09   $   0.20        -            -(4)
       0.60       0.52       0.25       0.09       0.20      (0.53)(4)   0.25(4)
-----------------------------------------------------------------------------


   $1,096.8   $  920.9   $  719.8   $  646.9   $  711.4   $  691.3   $  205.0
      172.2      146.3      130.5       93.9       69.0       58.8       66.8
       93.6      103.2       84.7       65.3       56.2       39.6       49.3
      503.7      485.3      456.7      432.5      342.5      300.2      299.1
          -          -          -          -          -          -          -
       42.2       16.0       13.8       12.7       25.9       42.7       59.1
       63.3       45.0       50.3       24.4       16.8       19.0       25.9
    2,011.0    1,745.1    1,468.8    1,305.1    1,231.4    1,157.7      711.2
      233.4      220.5      190.7      133.5      118.6      101.4       75.9
      150.0      150.4      151.2      152.0      152.9      153.5      154.4
      408.9      396.3      352.0      297.8      281.7      264.5      242.2
    1,602.0    1,348.8    1,116.8    1,007.3      949.7      893.2      469.0
-----------------------------------------------------------------------------

   $   58.4   $   53.5   $   44.0   $   52.2   $   46.9   $   47.6   $   44.6
       70.2       82.8       87.5      126.0       71.3       36.0       37.2
-----------------------------------------------------------------------------


      236.5      232.0      227.8      223.9      222.1          -          -
      243.5      240.4      237.5      230.0      226.5      186.0(4)   172.0(4)
      238.5      234.5      229.6      225.8      222.6      221.2      168.5
-----------------------------------------------------------------------------

   $  26.50*  $  26.75   $  25.25   $  19.75   $  18.13   $  15.44   $  11.69
                                                          $  13.75**
   $  22.25*  $  20.88   $  15.63   $  12.94   $  10.38   $  10.06   $   8.00
                                                          $  10.88**
   $   6.72   $   5.75   $   4.86   $   4.46   $   4.27   $   4.04   $   2.78
-----------------------------------------------------------------------------
      2,842      2,738      2,510      2,331      2,202      1,923      1,790
-----------------------------------------------------------------------------




COMMON STOCK, SPECIAL COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol   DNA

Stock Exchange Listings

Our Common Stock began trading on the New York Stock Exchange under the symbol "DNA" on July 20, 1999. On June 30, 1999, we redeemed all of our outstanding Callable Putable Common Stock, or Special Common Stock, held by stockholders other than Roche Holdings, Inc. Our Special Common Stock had traded on the New York Stock Exchange and the Pacific Exchange under the symbol GNE from October 26, 1995 through June 16, 1999. On October 25, 1995, our non-Roche stockholders approved an agreement (the Agreement) with Roche Holdings, Inc. (Roche). Pursuant to the Agreement, each share of our Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock. From July 3, 1995 through October 25, 1995, our Common Stock was traded on the New York Stock Exchange under the symbol GNE. After the close of business on June 30, 1995, each share of our Redeemable Common Stock automatically converted to one share of Common Stock. The conversion was in accordance with the terms of the Redeemable Common Stock put in place at the time of its issuance on September 7, 1990, when our merger with a wholly owned subsidiary of Roche was consummated. Our Redeemable Common Stock traded on the New York Stock Exchange under the symbol GNE from September 10, 1990 to June 30, 1995. Our Common Stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. Our Common Stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the Common Stock, Special Common Stock or Redeemable Common Stock. We currently intend to retain all future income for use in the operation of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. On November 2, 1999, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999.


Common Stockholders

As of December 31, 1999, there were approximately 717 stockholders of record of our Common Stock.


Stock Prices

                                    Common/Special Common Stock
                          --------------------------------------------------
                                     1999                     1998
                          --------------------------------------------------
                           High          Low          High          Low
----------------------------------------------------------------------------
4th Quarter               $143          $66 7/8      $39 7/8       $34 1/16
3rd Quarter                 89 3/4       48 1/2       36 11/32      31 25/32
2nd Quarter                 45           40 31/32     36 7/8        32 7/8
1st Quarter                 44 15/32     37 1/4       36 1/4        29 5/8