Form 10-K, Exhibit 13
period 2000-12-31
GENENTECH INC
filed 2001-03-12
CIK 318771

                                                                 Exhibit 13.1

FINANCIAL REVIEW
(dollars in millions, except per share amounts)


In this Annual Report, "Genentech," "we," "us" and "our" refer to Genentech, Inc. "Common Stock" refers to Genentech's common stock, par value $0.02 per share, "Special Common Stock" refers to Genentech's callable putable common stock, par value $0.02 per share and "Redeemable Common Stock" refers to Genentech's redeemable common stock, par value $0.02 per share. All numbers related to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to the two-for-one splits of our Common Stock that were effected in October 2000 and November 1999.


OVERVIEW OF OUR BUSINESS

Genentech is a leading biotechnology company using human genetic information to discover, develop, manufacture and market human pharmaceuticals that address significant unmet medical needs. Fourteen of the approved products of biotechnology stem from our science. We manufacture and market nine protein-based pharmaceuticals listed below, and license several additional products to other companies.

- Herceptin (trastuzumab) antibody for the treatment of certain patients with metastatic breast cancer whose tumors overexpress the human epidermal growth factor receptor2, or HER2, protein;

- Rituxan (rituximab) antibody which we market together with IDEC Pharmaceuticals Corporation, commonly known as IDEC, for the treatment of patients with relapsed or refractory low-grade or follicular, CD20-positive B-cell non-Hodgkin's lymphoma;

- TNKase (tenecteplase) single-bolus thrombolytic agent for the treatment of acute myocardial infarction;

- Activase (alteplase, recombinant) tissue plasminogen activator, or t-PA, for the treatment of acute myocardial infarction, acute ischemic stroke within three hours of the onset of symptoms and acute massive pulmonary embolism;

- Nutropin Depot [somatropin (rDNA origin) for injectable suspension] long-acting growth hormone for the treatment of growth failure associated with pediatric growth hormone deficiency;

- Nutropin AQ [somatropin (rDNA origin) injection] liquid formulation growth hormone for the same indications as Nutropin;

- Nutropin [somatropin (rDNA origin) for injection] growth hormone for the treatment of growth hormone deficiency in children and adults, growth failure associated with chronic renal insufficiency prior to kidney transplantation and short stature associated with Turner syndrome;

- Protropin (somatrem for injection) growth hormone for the treatment of inadequate endogenous growth hormone secretion, or growth hormone deficiency, in children; and

- Pulmozyme (dornase alfa, recombinant) inhalation solution for the treatment of cystic fibrosis.

We receive royalties on sales of rituximab outside of the United States (excluding Japan), on sales of Pulmozyme and Herceptin outside of the United States and on sales of certain products in Canada from F. Hoffmann-La Roche Ltd, an affiliate of Roche Holdings, Inc., that is commonly known as Hoffmann-La Roche. We receive royalties on sales of growth hormone products and t-PA outside of the United States and Canada, and we will receive royalties on sales of rituximab in Japan through other licensees. We also receive worldwide royalties on seven additional licensed products that are marketed by other companies. Six of these products originated from our technology.


REDEMPTION OF OUR SPECIAL COMMON STOCK

On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche Holdings, Inc., commonly known as Roche, at a price of $20.63 per share in cash with funds deposited by Roche for that purpose. We refer to this event as the "Redemption." As a result, on that date, Roche's percentage ownership of our outstanding Common Stock increased from 65% to 100%. Consequently, under U.S. generally accepted accounting principles, we were required to use push-down accounting to reflect in our financial statements the amounts paid for our stock in excess of our net book value. Push-down accounting required us to record $1,685.7 million of goodwill and $1,499.0 million of other intangible assets onto our balance sheet on June 30, 1999. Also, as a result of push-down accounting, we recorded special charges related to the Redemption of $1,207.7 million on June 30, 1999. For more information about special charges and push-down accounting, you should read "Special Charges" below and the "Redemption of Our Special Common Stock" note in the Notes to Consolidated Financial Statements. Roche subsequently made public offerings of our Common Stock as described below.


STOCK SPLITS

On October 24, 2000, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 17, 2000. Our stock began trading on a split-adjusted basis on October 25, 2000. On November 2, 1999, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999. All information in this annual report relating to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to these splits.


PUBLIC OFFERINGS

On July 23, 1999, October 26, 1999, and March 29, 2000, Roche completed public offerings of our Common Stock. We did not receive any of the net proceeds from these offerings. On January 19, 2000, Roche completed an offering of zero-coupon notes that are exchangeable for an aggregate of 13,034,618 shares of our Common Stock held by Roche. Roche's percentage ownership of our outstanding Common Stock is approximately 58.4% at December 31, 2000.


RESULTS OF OPERATIONS
(dollars in millions, except per share amounts)

As discussed in the "Basis of Presentation and Restatement" note in the Notes to Consolidated Financial Statements, our 1999 financial statements have been restated to reflect: (a) our results of operations prior to the Redemption (Old Basis) separately from our results of operations subsequent to the Redemption (New Basis) and (b) revised accounting related to the write up of the valuation allowance pertaining to unrealized gains on certain marketable equity securities resulting from the Redemption. Information for 1999 in this Financial Review for 1999 reflects the combined Old Basis and New Basis presentation from the Consolidated Financial Statements.


                                                       Annual % Change
                    2000        1999        1998       00/99    99/98
----------------------------------------------------------------------
Revenues        $1,736.4    $1,401.0    $1,150.9         24%      22%


Total Revenues: Total revenues for 2000 reached $1,736.4 million, a 24% increase from 1999. Revenues for 1999 increased 22% from 1998 primarily due to higher product sales. These increases are further discussed below.


                                                             Annual % Change
Product Sales               2000        1999      1998       00/99    99/98
----------------------------------------------------------------------------
Herceptin               $  275.9    $  188.4    $ 30.5         46%     518%
Rituxan                    444.1       279.4     162.6         59       72
Activase/TNKase            206.2       236.0     213.0        (13)      11
Growth Hormone             226.6       221.2     214.0          2        3
Pulmozyme                  121.8       111.4      93.8          9       19
Actimmune                    3.7         2.7       3.9         37      (31)
                        ----------------------------------------------------
Total product sales     $1,278.3    $1,039.1    $717.8         23%      45%
% of revenues                74%         74%       62%


Total Product Sales: Total product sales were $1,278.3 million in 2000, an increase of 23% from 1999 reflecting the effect of strong Rituxan and Herceptin sales. Total product sales were $1,039.1 million in 1999, an increase of 45% from 1998 reflecting the effect of strong Rituxan sales, a full year of Herceptin sales and higher Activase sales. Product sales in connection with our licensing agreement with Hoffmann-La Roche were $67.4 million in 2000, $41.3 million in 1999 and $28.7 million in 1998. See "Relationship With Roche" below for further information about our licensing agreement with Hoffmann-La Roche.

Herceptin: Sales of Herceptin were $275.9 million, a 46% increase from 1999. In 1999 sales of Herceptin were $188.4 million. We recorded $30.5 million of initial sales of Herceptin in the fourth quarter of 1998. Herceptin was first marketed in September 1998 and is the first humanized monoclonal antibody for the treatment of HER2 overexpressing metastatic breast cancer. Since the launch of Herceptin, an increase in penetration into the breast cancer market has contributed to a positive sales trend. We have granted Hoffmann-La Roche exclusive marketing rights to Herceptin outside of the United States.

     During the third quarter of 2000, Hoffmann-La Roche received approval from the European Commission to market Herceptin for the treatment of HER2-positive metastatic breast cancer in Europe. We receive royalties from Hoffmann-La Roche for these European Herceptin product sales.

     On May 3, 2000, we sent a letter to physicians advising them of some serious adverse events that have been reported related to the use of Herceptin in certain patients and that have occurred subsequent to its approval. In 15 patients who experienced such serious adverse events following Herceptin therapy, death ensued. Nine of these patients died within 24 hours after Herceptin administration. Most of these patients had significant pre-existing pulmonary compromise as a consequence of lung disease or malignancies that had spread to the lung. On October 6, 2000, we issued a follow-up letter to physicians which included an amended package insert for Herceptin including this information.

Rituxan: Sales of Rituxan were $444.1 million in 2000, an increase of 59% from 1999. Sales of Rituxan were $279.4 million in 1999, an increase of 72% from 1998. These increases were primarily due to increased market penetration for the treatment of B-cell non-Hodgkin's lymphoma. Sales of Rituxan were $162.6 million in 1998, the first full year of sales. Rituxan was approved for marketing by the Food and Drug Administration, or FDA, in late November 1997 and we launched Rituxan in December 1997. We co-developed Rituxan with IDEC, from which we license Rituxan. IDEC and Genentech jointly promote Rituxan in the U.S. We shared responsibility with IDEC for manufacturing the product until the end of the third quarter of 1999, when IDEC finished transferring all bulk manufacturing responsibilities for Rituxan to us. Our partner Hoffmann-La Roche received permission from the European Commission in 1997 to market rituximab under the tradename MabThera, registered trademark, in the European Union. Hoffmann-La Roche holds marketing rights for MabThera outside of the U.S., excluding Japan, and has agreed to pay us royalties and a mark-up on the supply of MabThera.

     In December 1998, a letter was sent to physicians advising them of some deaths associated with administration of Rituxan. As a result, Genentech and IDEC updated the warning section of the package insert to include information on infusion-related reactions and cardiovascular events.

Activase/TNKase: Sales of our two cardiovascular products, Activase and TNKase, were $206.2 million in 2000, a decrease of 13% from 1999. TNKase received FDA approval in early June 2000 and was launched in late June 2000. The decrease from the prior year was due primarily to increased competition from Centocor, Inc.'s Retavase, registered trademark, (reteplase), and a decline in the overall size of the thrombolytic market as a result of increasing use of mechanical reperfusion as well as early intervention with other therapies in the treatment of acute myocardial infarction. In 1999, sales of Activase were $236.0 million, an increase of 11% from 1998. This increase was largely due to the usage of Activase in peripheral vascular occlusive disease in lieu of another company's thrombolytic that was unavailable. This increase was offset in part by a continued decline in the overall size of the thrombolytic therapy market due to increasing use of mechanical reperfusion and competition from Centocor's Retavase.

Growth Hormone: Sales of our four growth hormone products, Nutropin Depot, Nutropin AQ, Nutropin and Protropin, increased slightly in 2000 compared to 1999. This increase was largely due to fluctuations in customer ordering patterns and the introduction of Nutropin Depot. In December 1999, we received FDA approval for Nutropin Depot, a long-acting dosage form of recombinant growth hormone for pediatric growth hormone deficiency. Nutropin Depot was launched in late June 2000. In 1999, Protropin, Nutropin and Nutropin AQ sales were $221.2 million, a slight increase from 1998. This increase primarily reflects fluctuations in customer ordering patterns.

Pulmozyme: Pulmozyme sales were $121.8 million in 2000, a 9% increase from 1999. This increase was attributable to increased market penetration in the early and mild patient populations for the treatment of cystic fibrosis. Sales of Pulmozyme were $111.4 million in 1999, an increase of 19% over 1998. This increase was due to our continued market penetration for the treatment of cystic fibrosis in the early and mild patient populations.

Actimmune, registered trademark, (interferon gamma-lb): In the second quarter of 1998, in return for a royalty on net sales, we licensed U.S. marketing and development rights to interferon gamma, including Actimmune, to Connetics Corporation. Thereafter, Connetics sublicensed all of its rights to InterMune Pharmaceuticals, Inc., or InterMune. As of January 1999, we no longer sell Actimmune directly in the United States. We have agreed to sell packaged drug product to InterMune at cost plus a mark-up.


Royalties, Contract and Other,                                 Annual % Change
 and Interest Income              2000      1999      1998      00/99   99/98
------------------------------------------------------------------------------
Royalties                       $207.2    $189.3    $229.6         9%   (18)%
Contract and other               160.4      83.2     114.8        93    (28)
Interest income                   90.4      89.4      88.7         1      1


Royalties: Royalty income was $207.2 million, an increase of 9% from 1999. This increase was due to higher third-party sales from various licensees. Royalty income was $189.3 million in 1999, a decrease of 18% from 1998. This decrease was primarily related to the expiration of royalties from Eli Lilly and Company for sales of Humulin, registered trademark, (human insulin) which expired in August 1998. The decrease in 1999 was partly offset by higher royalties from various licensees, and new royalties from Immunex Corporation under a licensing agreement for Enbrel, registered trademark, (etanercept) biologic response modifier. Cash flows from royalty income include revenues denominated in foreign currency. We currently purchase simple foreign currency put option contracts (options) to hedge these royalty cash flows. All options expire within the next two years. See "Forward-Looking Information and Cautionary Factors That May Affect Future Results" below for a discussion of market risks related to these financial instruments.

Contract and Other Revenues: Contract and other revenues were $160.4 million in 2000, an increase of 93% over 1999. This increase was primarily due to higher gains from the sale of biotechnology equity securities and the recognition of $8.6 million of deferred revenues (see "Staff Accounting Bulletin No. 101" below for further discussion), offset in part by lower contract revenues from our strategic alliances with third-party collaborators. Contract and other revenues were $83.2 million in 1999, a decrease of 28% from 1998. This decrease resulted primarily from higher revenues in 1998 related to payments from Hoffmann-La Roche for Herceptin marketing rights and from Novo Nordisk A/S, commonly known as Novo, for the patent infringement litigation settlement, as discussed below. These decreases were partially offset by higher revenues in 1999 from our strategic alliances, including initial license fees from Immunex for Enbrel and from Schwarz Pharma AG for Nutropin AQ and Nutropin Depot and by higher gains from the sale of biotechnology equity securities.

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

     We recorded contract revenues from Hoffmann-La Roche of $40.0 million in 1998 for Herceptin marketing rights outside of the U.S. All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $3.5 million in 2000, $17.2 million in 1999 and $21.6 million in 1998.

Interest Income: Interest income in 2000 and 1999 were comparable to previous years. In our fixed income portfolio (cash, short-term and long-term investment portfolio, excluding marketable equity securities), at December 31, 2000, lower portfolio returns were offset by higher average balances. Year end balances were also higher in 2000 compared to 1999.


                                                               Annual % Change
Costs and Expenses               2000        1999      1998     00/99    99/98
------------------------------------------------------------------------------
Cost of sales                $  364.9    $  285.6    $138.6       28%     106%
Research and
  development                   489.9       367.3     396.2       33       (7)
Marketing, general and
  administrative                497.0       467.9     358.9        6       30
Special charges:
  Related to redemption           -       1,207.7       -          -        -
  Legal settlements               -         230.0       -          -        -
Recurring charges related
  to redemption                 375.3       197.7       -         90        -
Interest expense                  5.3         5.4       4.6       (2)      17
                             -------------------------------------------------
Total costs and expenses     $1,732.4    $2,761.6    $898.3      (37)%    207%
% of revenues                    100%        197%       78%
COS as a % of product sales       29          27        19
R&D as % of revenues              28          26        34
MG&A as % of revenues             29          33        31


Cost of Sales: Cost of sales, or COS, was $364.9 million in 2000, an increase of 28% from 1999. COS as a percent of product sales was 29%, an increase from 1999. This increase primarily reflects a change in the product mix, an increase in provisions established for nonuseable inventory and higher sales to Hoffmann-La Roche. COS was $285.6 million in 1999, an increase of 106% from 1998. COS as a percent of net sales increased to 27% in 1999. This increase reflects the six months of costs related to the sale of inventory that was written up at the Redemption due to push-down accounting, offset in part by efficiencies in production and a more favorable product mix. As a result of push-down accounting, $92.8 million and $93.4 million of expense was recognized in 2000 and 1999, respectively, through the sale of inventory that was written up as a result of the Redemption. All inventory written up as a result of the Redemption has been sold as of December 31, 2000.

Research and Development: Research and development, or R&D, expenses in 2000 were $489.9 million, up 33% from 1999. This increase was due to higher clinical costs related to later-stage clinical trials and higher in-licensing and collaboration expenses. In-licensing expenses in 2000 included a $15.0 million payment for the purchase of in-process research and development, or IPR&D, during the first quarter of 2000 under an agreement with Actelion Ltd., for the rights to develop and co-promote tezosentan in the United States for the potential treatment of acute heart failure. Actelion is leading the development effort of tezosentan and the project is currently in Phase III clinical trials. In addition, we made a $35.0 million payment to Actelion for the purchase of IPR&D for the rights to develop and co-promote Actelion's endothelin receptor antagonist Tracleer, trademark, (bosentan) in the United States for the potential treatment of acute and chronic heart failure. Actelion is leading the development efforts and commercialization of Tracleer. We determined that the above acquired IPR&D was not yet technologically feasible and that the acquired IPR&D had no future alternative uses. R&D expenses were $367.3 million in 1999, down 7% from 1998 as a result of reduced spending as products progressed through late-stage clinical trials. R&D as a percentage of revenues was 28% in 2000, 26% in 1999 and 34% in 1998.

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

Marketing, General and Administrative: Marketing, general and administrative, or MG&A, expenses in 2000 increased 6% from 1999. This increase resulted from higher marketing and sales expenses while general and administrative expenses decreased. The marketing and sales increase was driven by the continued support of our growing bio-oncology business, including the Rituxan profit-sharing expense with IDEC, the launch of TNKase, and the prelaunch support of Xolair for the potential treatment of allergic asthma and seasonal allergic rhinitis. The decrease in general and administrative expenses was mostly due to the write down of certain biotechnology investments as a result of other than temporary impairment and higher legal expenses in 1999. In 1999, MG&A expenses increased 30% from 1998. The increase was primarily in support of the growth of our bio-oncology products including the Rituxan profit-sharing with IDEC, and competitive conditions with other marketed products. Additional increases came from higher royalty, legal and corporate expenses.

Special Charges: During 1999, we had special charges of $1,437.7 million related to the Redemption and the application of push-down accounting, and legal settlements. The Redemption related charge of $1,207.7 million primarily included: (1) a non-cash charge of $752.5 million for IPR&D, (2) $284.5 million of compensation expense related to early cash settlement of certain employee stock options and (3) an aggregate of approximately $160.1 million as a non-cash charge for the remeasurement of the value of continuing employee stock options. See "In-Process Research and Development" below and the "Redemption of Our Special Common Stock" note in the Notes to Consolidated Financial Statements for further information regarding these special charges.

     The legal settlements charge included: (1) a $50.0 million settlement related to a federal investigation of our past clinical, sales and marketing activities associated with human growth hormone; and (2) a $180.0 million charge for the settlement of the patent infringement lawsuits brought by the University of California relating to our human growth hormone products. See the "Leases, Commitments and Contingencies" note in the Notes to Consolidated Financial Statements for further information regarding these special charges.

Recurring Charges Related to Redemption: We began recording recurring charges related to the Redemption and push-down accounting in the third quarter of 1999. These charges were $375.3 million in 2000 and $197.7 million in 1999. These charges were comprised of $364.2 million in 2000 and $190.4 million in 1999 related to the amortization of other intangible assets and goodwill, and $11.1 million in 2000 and $7.3 million in 1999 of compensation expense related to alternative arrangements provided at the time of the Redemption for certain holders of some of the unvested options.

Interest Expense: Interest expense will fluctuate depending on the amount of capitalized interest related to the amount of construction projects.
Interest expense, net of amounts capitalized, relates to interest on our 5% convertible subordinated debentures.


Income (Loss) Before Taxes and Cumulative
Effect of Accounting Change, Income Taxes
and Cumulative Effect of Accounting Change      2000         1999       1998
----------------------------------------------------------------------------
Income (loss) before taxes and
  cumulative effect of accounting
  change                                      $  4.0     (1,360.6)    $252.6
Income tax provision (benefit)                  20.4       (203.1)      70.7
Income (loss) before cumulative
  effect of accounting change                  (16.4)    (1,157.5)     181.9
Cumulative effect of accounting
  change, net of tax                           (57.8)         -          -


Staff Accounting Bulletin No. 101: In the fourth quarter of 2000, we adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 on revenue recognition effective January 1, 2000 and recorded a $57.8 million charge, net of tax, as a cumulative effect of a change in accounting principle related to contract revenues recognized in prior periods. The related deferred revenue is being recognized over the term of the agreements. In 2000, we recognized $8.6 million of this deferred revenue in contract and other income. (See the "Change in Accounting Principle" section of the "Description of Business and Significant Accounting Policies" note in the Notes to Consolidated Financial Statements for further information on our adoption of Staff Accounting Bulletin No. 101.)

Income Tax: The tax provision of $20.4 million for 2000 increased over the 1999 tax benefit of $203.1 million primarily due to increased pretax income and non-deductible goodwill amortization related to the Redemption. The increase was partially offset by the increased benefit of R&D tax credits. The 1999 tax benefit differed from the 1998 tax provision primarily because of the charges related to the Redemption and legal settlements. The tax provision and tax benefit in 2000 and 1999, respectively, reflect the adverse impact of non-deductible in-process R&D charges and amortization of goodwill.

The tax rate of 31% in 2000 on pretax income excluding charges related to the Redemption and cumulative effect of accounting change is lower than the comparable tax rate of 33% in 1999 primarily due to increased R&D tax credits. The 1999 tax rate increased from 28% in 1998 primarily due to reduced research credits and realization of foreign losses.


Net Income (Loss)                                  2000        1999      1998
-----------------------------------------------------------------------------
Net income (loss)                                $(74.2)  $(1,157.5)   $181.9
Earnings (loss) per share:
    Basic: Earnings (loss) before cumulative
             effect of accounting change         $(0.03)  $   (2.26)   $ 0.36
           Cumulative effect of accounting
             change, net of tax                   (0.11)          -         -
                                                 ----------------------------
           Net earnings (loss) per share         $(0.14)  $   (2.26)   $ 0.36
                                                 ============================

  Diluted: Earnings (loss) before cumulative
             effect of accounting change         $(0.03)  $   (2.26)   $ 0.35
           Cumulative effect of accounting
             change, net of tax                   (0.11)          -         -
                                                 ----------------------------
           Net earnings (loss) per share         $(0.14)  $   (2.26)   $ 0.35
                                                 ============================


Net Income (Loss): The net loss of $74.2 million, or a loss of $0.14 per share in 2000 primarily reflects a full year of recurring charges for the amortization of goodwill and other intangible assets related to the Redemption and push-down accounting, the cumulative effect of a change in accounting principle, costs related to the sale of inventory that was written up at the Redemption and higher R&D expenses; offset in part by higher product sales. The net loss in 1999 of $1,157.5 million, or a loss of $2.26 per share, is attributable to the Redemption and related push-down accounting, and legal settlements, net of their related tax effects. To a lesser extent, the loss in 1999 was also due to higher MG&A expenses, COS and income taxes, and lower royalty and contract and other revenues, partly offset by higher product sales and lower R&D spending.

In-Process Research and Development: At June 30, 1999, the Redemption date, we determined that the acquired in-process technology was not technologically feasible and that the in-process technology had no future alternative uses. In 1990 and 1991 through 1997, Roche purchased 60% and 5%, respectively, of our outstanding common stock. The push-down effect of Roche's aggregate purchase price is allocated based on Roche's ownership percentages as if the purchases had occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases. Therefore, 65% of the purchase price allocated to IPR&D as of September 7, 1990, or 65% of $770.0 million ($500.5 million) was recorded as an adjustment to additional paid-in capital related to the 1990-1997 acquisitions. The remaining 35% of our outstanding common stock not owned by Roche was purchased in 1999. Accordingly, 35% of $2,150.0 million of total fair value at the Redemption date, or $752.5 million, was expensed on June 30, 1999.

     The amounts of IPR&D were determined based on an analysis using the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analysis included forecasted future cash flows that were expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected from sales of the first generation of each in-process product. A portion of the gross in-process product revenues was then removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to determine a forecast of net IPR&D revenues attributable to projects completed prior to the purchase dates. Appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted from the forecast to establish a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted-average cost of capital (relative to the biotech industry and us) as well as the product-specific risk associated with the purchased IPR&D products. The product-specific risk factors included each product in each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan. The discount rates ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to our weighted-average cost of capital.

     The forecast data in the analysis was based on internal product level forecast information maintained by our management in the ordinary course of managing the business. The inputs used by us in analyzing IPR&D were based on assumptions, which we believed to be reasonable but which were inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.

     A brief description of projects that were included in the IPR&D charge is set forth below, including an estimated percentage of completion as of the Redemption date. Projects subsequently added to the research and development pipeline are not included. Except as otherwise noted below, since the Redemption date there have been no significant changes to the phase of development for the projects listed. We do not track all costs associated with research and development on a project-by-project basis. Therefore, we believe a calculation of cost incurred as a percentage of total incurred project cost as of FDA approval is not possible. We estimated, however, that the R&D expenditures that will be required to complete the in-process projects will total at least $640.0 million as of December 31, 2000, as compared to $700.0 million as of the Redemption date. This estimate reflects costs incurred since the Redemption date, discontinued projects, and decreases in cost to complete estimates for other projects, partially offset by an increase in certain cost estimates related to early stage projects and changes in expected completion dates.

     The foregoing discussion of our IPR&D projects, and in particular the following table and subsequent paragraphs regarding the future of these projects, our additional product programs and our process technology program include forward-looking statements that involve risks and uncertainties, and actual results may vary materially. For a discussion of risk factors that may affect projected completion dates and the progress of research and development, see "Forward-Looking Information and Cautionary Factors That May Affect Future Results."

     At the Redemption date, we estimated percentage complete data for each project based on weighting of three indicators, as follows:

     PTS: Probability of technical success, or PTS, is a project level statistic maintained by us on an ongoing basis, which is intended to represent the current likelihood of project success, i.e., FDA approval. This is a quantitative calculation based on the stage of development and the complexity of the project, and it is highly correlated with the project's phase of development. PTS is periodically adjusted to reflect actual experiences over a reasonable period of time.

     Status Compared to Baseline Model: We developed a baseline model which allocated percentages of a standard development project to each major phase of the project based on our experience. We then overlaid the time-based status of each project to this baseline model, in order to calculate a percentage complete for each project.

     Management's Estimate of Percentage Complete: Below is a list of the projects and their estimated percentage complete included in the IPR&D charge related to the Redemption:



                                                                             As of the Redemption Date, June 30, 1999
                                                                          --------------------------------------------
                                                                          PHASE OF        SUBSTANTIAL
PROJECT                             DESCRIPTION/INDICATION                DEVELOPMENT     COMPLETION DATE   % COMPLETE
--------------------------------    ----------------------------------    -------------   ---------------   ----------
Nutropin Depot                      long-acting dosage form of            Awaiting              2000             85%
                                    recombinant growth hormone            Regulatory
                                                                          Approval

TNKase, second                      acute myocardial infarction           Awaiting              2000             90%
  generation t-PA                                                         Regulatory
                                                                          Approval

Anti-IgE antibody                   allergic asthma, seasonal             Phase III             2001             75%
                                    allergic rhinitis

Pulmozyme                           early-stage cystic fibrosis           Phase III             2003             75%

Dornase alfa AERx, trademark,       cystic fibrosis                       Preparing for         2003             45%
  Delivery System                                                         Clinical
                                                                          Testing

Rituxan antibody                    intermediate- and high-grade          Phase III             2004             60%
                                    non-Hodgkin's lymphoma

Xubix (sibrafiban)                  orally administered inhibitor of      Phase III             2000             65%
  oral IIb/IIIa antagonist          platelet aggregation

Activase t-PA                       intravenous catheter clearance        Preparing             1999             90%
                                                                          for Phase III

Anti-CD11a antibody (hull24)        psoriasis                             Preparing             2003             50%
                                                                          for Phase III

Herceptin antibody                  adjuvant therapy for breast           Preparing             2007             45%
                                    cancer                                for Phase III

Thrombopoietin (TPO)                thrombocytopenia related to           Preparing             2002             55%
                                    cancer treatment                      for Phase III

Anti-CD18 antibody                  acute myocardial infarction           Phase II              2004             55%

Anti-VEGF antibody                  colorectal and lung cancer            Phase II              2003          35-40%

Herceptin antibody                  other tumors                          Phase II              2004          40-45%

AMD Fab                             age-related macular degeneration      Preparing             2004             20%
                                                                          for Phase I

LDP-02                              inflammatory bowel disease            Phase Ib/IIa          2005             30%


     We also identified five additional product programs that were at different stages of IPR&D. As of June 30, 1999, the Redemption date, we estimated that these projects would be substantially complete in years 1999 through 2004. The percent completion for each of these additional programs ranged from an estimated 35% to 90%. These projects did not receive material allocations of the purchase price.

     In addition, our IPR&D at the Redemption date included a process technology program. The process technology program included the research and development of ideas and techniques that could improve the bulk production of antibodies, including cell culture productivity, and streamlined and improved recovery processes, and improvements in various areas of pharmaceutical manufacturing. We estimated that the process technology program was approximately 50% complete at the Redemption date. Material cash inflows from significant projects are generally expected to commence within one to two years after the substantial completion date has been reached.

     The significant changes to the projects in the IPR&D charge since the Redemption date through December 31, 2000, include:

- Nutropin Depot long-acting growth hormone - project received FDA approval in December 1999.
-  TNKase second generation t-PA - project received FDA approval in June
   2000.
- Anti-IgE antibody - project has moved from Phase III studies to awaiting regulatory approval.
- Xubix (sibrafiban) oral IIb/IIIa antagonist - project has been discontinued.
-  Anti-CD18 antibody - project has been discontinued.
- Anti-VEGF antibody - project has moved from Phase II studies to Phase III studies.
-  Dornase alfa AERx - project discontinued in January 2001.
- Activase t-PA - project has completed one Phase III trial and is awaiting regulatory approval.
-  Anti-CD11a antibody - project has moved to Phase III.
- Herceptin antibody for adjuvant therapy for breast cancer - project has moved to Phase III.
-  Thrombopoietin (TPO) - project has moved to Phase III.
-  AMD Fab - project has moved to Phase I trials.
-  LDP-02 - project has moved to Phase II studies.
-  Pulmozyme - project has completed Phase III trials.


STOCK OPTION CHANGES

In connection with the Redemption of our Special Common Stock, the following changes occurred with respect to our stock options that were outstanding as of June 30, 1999:

- Options for the purchase of approximately 27.2 million shares of Special Common Stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $20.63 per share, less the exercise price;

- Options for the purchase of approximately 16.0 million shares of Special Common Stock were converted into options to purchase a like number of shares of Common Stock at the same exercise price; and

- Options for the purchase of approximately 19.6 million shares of Special Common Stock were canceled in accordance with the terms of our 1996 Stock Option/Stock Incentive Plan, or the 1996 Plan. With certain exceptions, we granted new options for the purchase of 1.333 times the number of shares under the previous options with an exercise price of $24.25 per share, which was the July 23, 1999, public offering price of the Common Stock. The number of shares that were the subject of these new options, which were issued under our 1999 Stock Plan, or the 1999 Plan, was approximately 20.0 million. Alternative arrangements were provided for certain holders of some of the unvested options under the 1996 Plan.

     Of the approximately 16.0 million shares of converted options, options with respect to approximately 4.0 million shares were outstanding at December 31, 2000, all of which are currently exercisable except for options with respect to approximately 320,507 shares. These outstanding options are held by 1,420 employees; no non-employee directors hold these options.

     Our board of directors and Roche, then our sole stockholder, approved the 1999 Plan on July 16, 1999. Under the 1999 Plan, we granted new options to purchase approximately 26.0 million shares (including the 20.0 million shares referred to above) of Common Stock to approximately 2,400 employees at an exercise price of $24.25 per share, with the grant of such options made effective as of July 16, 1999. Of the options to purchase these 26.0 million shares, options to purchase approximately 19.8 million shares were outstanding at December 31, 2000, of which options to purchase approximately
7.7 million shares are currently exercisable.

In connection with these stock option transactions, we recorded:

- (1) cash compensation expense of approximately $284.5 million associated with the cash-out of such stock options and (2) non-cash compensation expense of approximately $160.1 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock; and

- Over a two-year period beginning July 1, 1999, an aggregate of approximately $27.4 million of deferred cash compensation available to be earned by a limited number of employees who elected the alternative arrangements described above. As of December 31, 2000, $11.1 million and as of December 31, 1999, $7.3 million of compensation expense has been recorded related to these alternative arrangements.


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

     Except as follows, the affiliation arrangements do not limit Roche's ability to buy or sell our Common Stock. If Roche and its affiliates sell their majority ownership of shares of our Common Stock to a successor, Roche has agreed that it will cause the successor to purchase all shares of our Common Stock not held by Roche as follows:

- with consideration, if that consideration is composed entirely of either cash or equity traded on a U.S. national securities exchange, in the same form and amounts per share as received by Roche and its affiliates; and

- in all other cases, with consideration that has a value per share not less than the weighted-average value per share received by Roche and its affiliates as determined by a nationally recognized investment bank.

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

Licensing Agreement

     In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell our products in non-U.S. markets. In July 1999, we amended that agreement, the major provisions of which include:

-  extending Hoffmann-La Roche's option until at least 2015;

- Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product, (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10.0 million to extend its option on a product, completion of a Phase III trial for that product;

- we agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

- Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the FDA or completion of the Phase II trials, a royalty of 12.5% on the first $100.0 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100.0 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

- Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5.0 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100.0 million.

Tax Sharing Agreement

Since the redemption of our Special Common Stock, and until Roche completed its second public offering of our Common Stock in October 1999, we were included in Roche's U.S. federal consolidated income tax group. Accordingly, we entered into a tax sharing agreement with Roche. Pursuant to the tax sharing agreement, we and Roche are to make payments such that the net amount paid by us on account of consolidated or combined income taxes is determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns.

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

Roche's Right to Maintain Its Percentage Ownership Interest in Our Stock

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. The affiliation agreement provides that we will, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. In addition, Roche has a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest. In connection with that provision, with respect to any issuance of common stock by Genentech in the future, the percentage of Genentech common stock owned by Roche immediately after such issuance is to be no lower than Roche's lowest percentage ownership of Genentech common stock at any time after the offering of common stock occurring in July 1999 and prior to the time of such issuance, except that Genentech may issue shares up to an amount that would cause Roche's lowest percentage ownership to be no more than 2% below the "Minimum Percentage." The Minimum Percentage equals the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering (to be adjusted in the future for dispositions of shares of Genentech common stock by Roche) divided by 509,194,352 (to be adjusted in the future for stock splits or stock combinations), which is the number of shares of Genentech common stock outstanding at the time of the July 1999 offering adjusted for the two-for-one splits of our common stock in October 2000 and November 1999. As long as Roche's percentage ownership is greater than 50%, prior to issuing any shares, Genentech has agreed to repurchase a sufficient number of shares of its common stock to provide that, immediately after its issuance of shares, Roche's percentage ownership will be greater than 50%.
We have also agreed, upon request, to repurchase shares of our common stock to increase Roche's ownership to the Minimum Percentage.


LIQUIDITY AND CAPITAL RESOURCES                   2000       1999       1998
----------------------------------------------------------------------------
December 31:
Cash, cash equivalents, short-term
   investments and long-term marketable
   debt and equity securities                 $2,459.4   $1,957.4   $1,604.6
Working capital                                1,340.1      849.1      950.6
Current ratio                                    4.0:1      2.8:1      4.3:1

Year Ended December 31:
Cash provided by (used in):
   Operating activities                          193.5       (7.4)     349.9
   Investing activities                         (160.2)     (96.2)    (421.1)
   Financing activities                          180.4      160.2      107.9
Capital expenditures
  (included in investing activities above)      (112.7)     (95.0)     (88.1)


We used cash generated from operations, income from investments and proceeds from stock issuances to fund operations, purchase marketable securities and make capital and equity investments during 2000. In 1999, cash generated from operations, income from investments and proceeds from stock issuances were used to pay for the cash-out of stock options related to the Redemption in 1999, to purchase marketable securities and to make capital and equity investments.

Capital expenditures in 2000 and 1999 primarily consisted of equipment purchases and improvements to existing manufacturing and service facilities. Capital expenditures in 1998 included improvements to existing office and laboratory facilities and equipment purchases.

We believe that our cash, cash equivalents and short-term investments, together with funds provided by operations and leasing arrangements, will be sufficient to meet our foreseeable operating cash requirements. In addition, we believe we could access additional funds from the debt and, under certain circumstances, capital markets. See also "Our Affiliation Agreement With Roche Could Aversely Affect Our Cash Position" below for factors that could negatively affect our cash position.

Our long-term debt consists of $149.7 million of convertible subordinated debentures, with interest payable at 5%, due in March 2002. As a result of the redemption of our Special Common Stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, $59.25 in cash, of which $18 will be reimbursed to us by Roche. Generally, we may redeem the debentures until maturity.


FORWARD-LOOKING INFORMATION AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE
RESULTS

The following section contains forward-looking information based on our current expectations. Because our actual results may differ materially from this and any other forward-looking statements made by or on behalf of Genentech, this section also includes a discussion of important factors that could affect our actual future results, including, but not limited to, our product sales, royalties, contract revenues, expenses and net income.

Fluctuations in Our Operating Results Could Affect the Price of Our Common
Stock

Our operating results may vary from period to period for several reasons including:

-  The overall competitive environment for our products.

   For example, sales of our Activase product decreased in 2000, 1999 and 1998 primarily due to competition from Centocor Inc.'s Retavase and more recently to a decreasing size of the thrombolytic marketplace as other forms of acute myocardial infarction treatment gain acceptance.

-  The amount and timing of sales to customers in the United States.

   For example, sales of our Growth Hormone products increased in 2000 and 1999 due to fluctuations in distributor ordering patterns.

- The amount and timing of our sales to Hoffmann-La Roche of products for sale outside of the United States and the amount and timing of its sales to its customers, which directly impact both our product sales and royalty revenues.

   For example, in the third quarter of 2000, Hoffmann-La Roche's approval of Herceptin in Europe increased our sales of Herceptin product.

-  The timing and volume of bulk shipments to licensees.

-  The availability of third-party reimbursements for the cost of therapy.

- The effectiveness and safety of our various products as determined both in clinical testing and by the accumulation of additional information on each product after it is approved by the FDA for sale.

- The rate of adoption and use of our products for approved indications and additional indications.

   For example, sales of Pulmozyme increased in 1998 due, in part, to new patients who were attracted to our product as a result of an FDA approval for a label extension to include cystic fibrosis patients under the age of five.

- The potential introduction of new products and additional indications for existing products in 2001 and beyond.

- The ability to successfully manufacture sufficient quantities of any particular marketed product.

-  The number and size of any product price increases we may issue.

The Successful Development of Pharmaceutical Products Is Highly Uncertain

Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond our control.
Products that appear promising in the early phases of development may fail to reach the market for several reasons including:

- Preclinical and clinical trial results that may show the product to be less effective than desired or to have harmful problematic side effects;

   For example:

     - In June 2000, we announced that the preliminary results from our 415-patient Phase II clinical trial of our recombinant humanized anti-CD18 monoclonal antibody fragment, which is known as rhuMAb CD18, for the treatment of myocardial infarction, more commonly known as a heart attack, did not meet its primary objectives.

     - In 1999, our Phase III clinical trial of recombinant human nerve growth factor, which is known as rhNGF, for use in diabetic peripheral neuropathy did not meet its objectives and we decided not to file for product approval with the FDA.

     - In 1999, our Phase II clinical study of recombinant human vascular endothelial growth factor, which is known as VEGF, protein failed to meet the primary endpoints of the study.

- Failure to receive the necessary regulatory approvals or delay in receiving such approvals;

-  Manufacturing costs or other factors that make the product uneconomical;
   or

- The proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

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

Factors affecting our research and development expenses include, but are not limited to:

- The number of and the outcome of clinical trials currently being conducted by us and/or our collaborators.

-  The number of products entering into development from late-stage research.

   For example, there is no guarantee that internal research efforts will succeed in generating sufficient data for us to make a positive development decision or that an external candidate will be available on terms acceptable to us. In the past, promising candidates have not yielded sufficiently positive preclinical results to meet our stringent development criteria.

- Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements.

- In-licensing activities, including the timing and amount of related development funding or milestone payments.

   For example, in February 2000, we entered into an agreement with Actelion Ltd. for the purchase of rights for the development and co-promotion in the United States of tezosentan, and paid Actelion an upfront fee of $15.0 million which was recorded as a research and development expense.

- As part of our strategy, we invest in R&D. R&D as a percent of revenues can fluctuate with the changes in future levels of revenue. Lower revenues can lead to more disciplined spending of R&D efforts.

-  Future levels of revenue.

Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Other Stockholders

Roche, as our majority stockholder, controls the outcome of actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our board of directors shall consist of two Roche directors, three independent directors nominated by a nominating committee and one Genentech employee nominated by the nominating committee. As long as Roche owns in excess of 50% of our common stock, Roche directors will comprise two of the three members of the nominating committee. However, at any time until Roche owns less than 5% of our stock, Roche will have the right to obtain proportional representation on our board. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure stockholders that Roche will not institute a new business plan in the future. Roche's interests may conflict with your interests.

Our Affiliation Agreement With Roche Could Limit Our Ability to Make Acquisitions and Could Have a Material Negative Impact on Our Liquidity

The affiliation agreement between us and Roche contains provisions that:

- Require the approval of the directors designated by Roche to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues;

- Enable Roche to maintain its percentage ownership interest in our common stock; and

- Establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock.

These provisions may have the effect of limiting our ability to make acquisitions and while the dollar amounts associated with the stock repurchase program cannot currently be estimated, these stock repurchases could have a material adverse impact on our liquidity, credit rating and ability to access capital in the financial markets.

Our Stockholders May Be Unable to Prevent Transactions That Are Favorable to Roche but Adverse to Us

Our certificate of incorporation includes provisions relating to:

-  Competition by Roche with us;

-  Offering of corporate opportunities;

-  Transactions with interested parties;

-  Intercompany agreements; and

-  Provisions limiting the liability of specified employees.

Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation relating to competition with Roche, conflicts of interest with Roche, the offer of corporate opportunities to Roche and intercompany agreements with Roche. This deemed consent may restrict your ability to challenge transactions carried out in compliance with these provisions.

Potential Conflicts of Interest Could Limit Our Ability to Act on
Opportunities That Are Adverse to Roche

Persons who are directors and/or officers of Genentech and who are also directors and/or officers of Roche may decline to take action in a manner that might be favorable to us but adverse to Roche. Two of our directors, Dr. Franz B. Humer and Dr. Jonathan K.C. Knowles, currently serve as directors, officers and employees of Roche Holding Ltd and its affiliates.

We May Be Unable to Retain Skilled Personnel and Maintain Key Relationships

The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, and on our ability to develop and maintain important relationships with leading research institutions and key distributors. Competition for these types of personnel and relationships is intense.

     Roche has the right to maintain its percentage ownership interest in our common stock. Our affiliation agreement with Roche provides that, among other things, we will establish a stock repurchase program designed to maintain Roche's percentage ownership in our common stock if we issue or sell any shares. This right of Roche may limit our flexibility as to the number of shares we are able to grant under our stock option plans. We therefore cannot assure you that we will be able to attract or retain skilled personnel or maintain key relationships.

We Face Growing and New Competition

We face growing competition in two of our therapeutic markets and expect new competition in a third market. First, in the thrombolytic market, Activase has lost market share and could lose additional market share to Centocor's Retavase, either alone or in combination with the use of another Centocor product, ReoPro, registered trademark, (abciximab) and to the use of other mechanical therapies to treat acute myocardial infarction; the resulting adverse effect on sales has been and could continue to be material. Retavase received approval from the FDA in October 1996 for the treatment of acute myocardial infarction. We expect that the use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction will continue to grow.

     Second, in the growth hormone market, we continue to face increased competition from four other companies currently selling growth hormone and an additional company which may enter the market in the near future. As a result of that competition, we have experienced a loss in market share. The four competitors have also received approval to market their existing human growth hormone products for additional indications. As a result of this competition, sales of our Growth Hormone products may decline, perhaps significantly.

     Third, in the non-Hodgkin's lymphoma market, Corixa Corporation, formerly Coulter Pharmaceutical, Inc., has filed and received an expedited review of a revised Biologics License Application, or BLA, in 2000 for Bexxar, trademark, (tositumomab and iodine I 131 tositumomab), which may potentially compete with our product Rituxan and IDEC has filed a BLA for Zevalin, trademark, (ibritumomab tiuxetan), a product which could also potentially compete with Rituxan. Both Bexxar and Zevalin are radiolabeled molecules while Rituxan is not. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

Other Competitive Factors Could Affect Our Product Sales

Other competitive factors that could affect our product sales include, but are not limited to:

-  The timing of FDA approval, if any, of competitive products.

   For example, in June 2000 one of our competitors, Novo, received
   FDA approval for a liquid formulation of its growth hormone product that will directly compete with our liquid formulation, Nutropin AQ. Also in June 2000, another of our competitors, Serono S.A., received FDA approval to deliver its competitive growth hormone product in a needle-free device.

-  Our pricing decisions and the pricing decisions of our competitors.

   For example, we raised the prices of Rituxan in May 2000 and Pulmozyme in June 2000 by approximately 5%.

- The degree of patent protection afforded our products by patents granted to us and by the outcome of litigation involving our patents.

   For example, in January 2000, a federal court judge lifted a preliminary injunction that had been in effect since 1995 against Bio-Technology General Corporation, or BTG. Although an appeal of the judge's decision is pending, BTG is now permitted to sell its competitive growth hormone product in the United States.

- The outcome of litigation involving patents of other companies concerning our products or processes related to production and formulation of those products or uses of those products.

   For example, as further described in "Protecting Our Proprietary Rights Is Difficult and Costly," in May 1999, June 2000 and September 2000, several companies filed patent infringement lawsuits against us alleging that we are infringing certain of their patents.

-  The increasing use and development of alternate therapies.

   For example, the overall size of the market for thrombolytic therapies, such as our Activase product, continues to decline as a result of the increasing use of mechanical reperfusion.

-  The rate of market penetration by competing products.

   For example, in the past, we have lost market share to new competitors in the thrombolytic and growth hormone markets.

In Connection With the Redemption of Our Special Common Stock, We Recorded Substantial Goodwill and Other Intangibles, the Amortization of Which May Adversely Affect Our Earnings

As a result of the redemption of our special common stock, Roche owned all of our outstanding common stock. Consequently, push-down accounting under generally accepted accounting principles was required. Push-down accounting required us to establish a new accounting basis for our assets and liabilities, based on Roche's cost in acquiring all of our stock. In other words, Roche's cost of acquiring Genentech was "pushed down" to us and reflected on our financial statements. Push-down accounting required us to record goodwill and other intangible assets of approximately $1,685.7 million and $1,499.0 million, respectively, on June 30, 1999. The amortization of this goodwill and other intangible assets will have a significant negative impact on our financial results in future years. In addition, we will continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of this and other intangible assets may not be recoverable. If our assets need to be evaluated for possible impairment, we may have to reduce the carrying value of our intangible assets. This could have a material adverse effect on our financial condition and results of operations during the periods in which we recognize a reduction. We may have to write down intangible assets in future periods. For more information about push-down accounting, see the "Redemption of Our Special Common Stock"
note in the Notes to Consolidated Financial Statements.

Our Royalty and Contract Revenues Could Decline

Royalty and contract revenues in future periods could vary significantly. Major factors affecting these revenues include, but are not limited to:

- Hoffmann-La Roche's decisions whether to exercise its options and option extensions to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements.

- Variations in Hoffmann-La Roche's sales and other licensees' sales of licensed products.

   For example, we began receiving royalty revenues from Immunex's sale of Enbrel in 1999.

- The conclusion of existing arrangements with other companies and Hoffmann-La Roche.

   For example, royalty revenues decreased in 1999 from 1998 due to the expiration of royalty payments primarily on sales of human insulin, from Eli Lilly and Company in August 1998.

- The timing of non-U.S. approvals, if any, for products licensed to Hoffmann-La Roche and other licensees.

   For example, we expect the approval of Herceptin outside the United States which occurred in third quarter of 2000 to have a continuing positive impact on royalties.

-  Fluctuations in foreign currency exchange rates.

-  The initiation of new contractual arrangements with other companies.

   For example, license fees from Immunex and Schwarz Pharma increased contract revenues in 1999.

-  Whether and when contract benchmarks are achieved.

   For example, milestone payments from Pharmacia increased contract revenue in 1997.

-  The failure of or refusal of a licensee to pay royalties.

- The expiration or invalidation of patents or licensed intellectual property.

Protecting Our Proprietary Rights Is Difficult and Costly

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the breadth of claims allowed in these companies' patents. Patent disputes are frequent and can preclude the commercialization of products. We have in the past been, are currently, and may in the future be involved in material patent litigation. Patent litigation is costly in its own right and could subject us to significant liabilities to third parties. In addition, an adverse decision could force us to either obtain third-party licenses at a material cost or cease using the technology or product in dispute. For example, in late 1999 we settled a patent infringement lawsuit brought against us by the Regents of the University of California in which the University alleged that the manufacture and sale of our Protropin and Nutropin growth hormone products infringed a patent owned by the University. In connection with that settlement we paid the University of California $150.0 million and donated $50.0 million for the construction of a new life sciences building on the University of California, San Francisco campus.

     The presence of patents or other proprietary rights belonging to other parties may lead to our termination of the research and development of a particular product.

     We believe that we have strong patent protection or the potential for strong patent protection for a number of our products that generate sales and royalty revenue or that we are developing. However, the courts will determine the ultimate strength of patent protection of our products and those on which we earn royalties.

     Three lawsuits have been filed against us in which the companies involved allege that we have infringed their patents by the manufacture and sale of certain of our products:

- In May 1999, GlaxoSmithKline plc, or Glaxo, filed a complaint in which it appears to claim that our manufacture, use and sale of Rituxan and Herceptin antibody products infringe four Glaxo patents that relate to certain uses and preparations of antibodies.

- In June 2000, Chiron Corporation filed a complaint in which it claims that our manufacture and sale of Herceptin infringe a patent it owns.

- In September 2000, Glaxo filed another complaint in which it appears to claim that our manufacture, use and sale of Rituxan and Herceptin antibody products infringe a Glaxo patent that relates to certain cell culture methods.

We May Incur Material Litigation Costs

Litigation to which we are currently or have been subjected relates to, among other things, our patent and intellectual property rights, licensing arrangements with other persons, product liability and financing activities. We cannot predict with certainty the eventual outcome of pending litigation, and we might have to incur substantial expense in defending these lawsuits. We have in the past taken substantial special charges relating to litigation, including $230.0 million in 1999.

We May Incur Material Product Liability Costs

The testing and marketing of medical products entail an inherent risk of product liability. Pharmaceutical product liability exposures could be extremely large and pose a material risk. Our business may be materially and adversely affected by a successful product liability claim in excess of any insurance coverage that we may have.

We May Be Unable to Obtain Regulatory Approvals for Our Products

The pharmaceutical industry is subject to stringent regulation with respect to product safety and efficacy by various federal, state and local authorities. Of particular significance are the FDA's requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. A pharmaceutical product cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of a New Drug Application, or NDA, or a BLA, are substantial and can require a number of years. In addition, after any of our products receive regulatory approval, they remain subject to ongoing FDA regulation, including, for example, changes to their label, written advisements to physicians and product recall.

     We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for any of the products we are developing or that we can maintain necessary regulatory approvals for our existing products, and all of the following could have a material adverse effect on our business:

-  Significant delays in obtaining or failing to obtain required approvals.

-  Loss of or changes to previously obtained approvals.

   For example, in May 2000, we issued letters to physicians advising them of some serious adverse events associated with the administration of Herceptin. In October 2000, we issued a new package insert for Herceptin including this information.

-  Failure to comply with existing or future regulatory requirements.

   For example, in 1999, we paid a $50.0 million settlement to the federal government in connection with a federal investigation of our former clinical, sales and marketing activities associated with our human growth hormone products.

     Moreover, it is possible that the current regulatory framework could change or additional regulations could arise at any stage during our product development, which may affect our ability to obtain approval of our products.

Difficulties or Delays in Product Manufacturing Could Harm Our Business

We currently produce all of our products at our manufacturing facilities located in South San Francisco, California and Vacaville, California or through various contract manufacturing arrangements. Problems with any of our or our contractors' manufacturing processes could result in product defects, which could require us to delay shipment of products, recall products previously shipped or be unable to supply products at all.

     For example, in March 2000, we issued an important drug notification regarding a defect in the packaging of our Pulmozyme product. During a quality assurance inspection, we had discovered that there was a defect in the packaging of Pulmozyme which occasionally caused a small puncture in ampules of that product. We suspended shipping the product while we determined the source and extent of the defect. We ultimately recalled some of the product.

     On December 27, 2000, we received a Warning Letter from the FDA regarding our quality control at our South San Francisco manufacturing plant. The products cited were for cystic fibrosis, breast cancer and acute myocardial infarction. On February 7, 2001, we received a letter from the FDA accepting our responses and corrective actions with respect to the Warning Letter.

     In addition, any prolonged interruption in the operations of our or our contractors' manufacturing facilities could result in cancellations of shipments. A number of factors could cause interruptions, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise. Because our manufacturing processes and those of our contractors are highly complex and are subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our and our contractors' manufacturing of existing or new products could increase our costs, cause us to lose revenue or market share and damage our reputation.

Our Stock Price, Like That of Many Biotechnology Companies, Is Highly
Volatile

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future.
In addition, due to the absence of the put and call that were associated with our special common stock, the market price of our common stock has been and may continue to be more volatile than our special common stock was in the past.

In addition, the following factors may have a significant impact on the market price of our common stock:

- Announcements of technological innovations or new commercial products by us or our competitors.

   For example, our stock increased by approximately 4% on the day we announced FDA approval for our Nutropin Depot product.

-  Developments concerning proprietary rights, including patents.

   For example, our stock price decreased by approximately 4% on the day one of our competitors, Chiron, announced a patent infringement suit against us.

- Publicity regarding actual or potential medical results relating to products under development by us or our competitors.

   For example, our stock price increased by approximately 9% on the day we announced positive preliminary Phase III results from the Anti-IgE asthma clinic.

-  Regulatory developments in the United States and foreign countries.

-  Public concern as to the safety of biotechnology products.

   For example, on May 8, 2000, we issued a warning concerning our Herceptin drug after 15 deaths resulted from the administration of Herceptin. Our stock price decreased by approximately 2% at that time.

-  Economic and other external factors or other disaster or crisis.

   For example, our stock reached a high of $122.50 per share in March 2000 and decreased, as the biotech sector and stock market in general decreased, to a low of $42.25 per share in late May 2000.

-  Period-to-period fluctuations in financial results.

   For example, our stock price has historically been affected by whether we met or exceeded analyst expectations.

Our Affiliation Agreement With Roche Could Adversely Affect Our Cash Position

Our affiliation agreement with Roche provides that we will establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. While the dollar amounts associated with these future purchases cannot currently be estimated, these stock repurchases could have a material adverse effect on our cash position and may have the effect of limiting our ability to use our capital stock as consideration for acquisitions.

     These provisions may have the effect of limiting our ability to make acquisitions and while the dollar amounts associated with the stock repurchase program cannot currently be estimated, these stock repurchases could have a material adverse impact on our liquidity, credit rating and ability to access capital in the financial markets.

Future Sales by Roche Could Cause the Price of Our Common Stock to Decline

As of December 31, 2000, Roche owned 306,594,352 shares of our common stock or approximately 58.4% of our outstanding shares. All of our shares owned by Roche are eligible for sale in the public market subject to compliance with the applicable securities laws. We have agreed that, upon Roche's request, we will file one or more registration statements under the Securities Act in order to permit Roche to offer and sell shares of our common stock. We have agreed to use our best efforts to facilitate the registration and offering of those shares designated for sale by Roche. Sales of a substantial number of shares of our common stock by Roche in the public market could adversely affect the market price of our common stock.

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

     The estimated exposures discussed below are intended to measure the maximum amount we could lose from adverse market movements in interest rates, foreign currency exchange rates and equity investment prices, given a specified confidence level, over a given period of time. Loss is defined in the value at risk estimation as fair market value loss. The exposures to interest rate, foreign currency exchange rate and equity investment price changes are calculated based on proprietary modeling techniques from a Monte Carlo simulation value at risk model using a 30-day holding period and a 95% confidence level. The value at risk model assumes non-linear financial returns and generates potential paths various market prices could take and tracks the hypothetical performance of a portfolio under each scenario to approximate its financial return. The value at risk model takes into account correlations and diversification across market factors, including interest rates, foreign currencies and equity prices. Market volatilities and correlations are based on J.P. Morgan Riskmetrics, trademark, dataset as of December 31, 2000.

Our Interest Income is Subject to Fluctuations in Interest Rates

Our material interest bearing assets, or interest bearing portfolio, consisted of cash equivalents, restricted cash, short-term investments, convertible preferred stock investments, convertible loans and long-term investments. The balance of our interest bearing portfolio was $1,879.6 million or 28% of total assets at December 31, 2000. Interest income related to this portfolio was $90.4 million or 5% of total revenues. Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest bearing portfolio. To mitigate the impact of fluctuations in U.S. interest rates, for a portion of our portfolio, we have entered into swap transactions, which involve the receipt of fixed rate interest and the payment of floating rate interest without the exchange of the underlying principal.

     Based on our overall interest rate exposure at December 31, 2000, 1999 and 1998, including derivative and other interest rate sensitive instruments, a near-term change in interest rates, within a 95% confidence level based on historical interest rate movements would not materially affect the fair value of interest rate sensitive instruments.

We Are Exposed to Risks Relating to Foreign Currency Exchange Rates and Foreign Economic Conditions

We evaluate our foreign currency exposure on a net basis. We receive royalty revenues from licensees selling products in countries throughout the world. Increasingly however, these royalties are being offset by expenses arising from our foreign facility as well as non-U.S. dollar expenses incurred in our collaborations. Currently, our foreign royalty revenues exceed our expenses. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which our licensed products are sold.
We are exposed to changes in exchange rates in Europe, Asia (primarily Japan) and Canada. Our exposure to foreign exchange rates primarily exists with the Euro. When the U.S. dollar strengthens against the currencies in these countries, the U.S. dollar value of non-U.S. dollar-based revenue decreases; when the U.S. dollar weakens, the U.S. dollar value of the non-U.S. dollar-based revenues increases. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect our royalty revenues as expressed in U.S. dollars. In addition, as part of our overall investment strategy, a portion of our portfolio is primarily in non-dollar denominated investments. As a result, we are exposed to changes in the exchange rates of the countries in which these non-dollar denominated investments are made.

     To mitigate our net foreign exchange exposure, we could hedge certain of our anticipated revenues by purchasing option contracts with expiration dates and amounts of currency that are based on 25% to 90% of probable future revenues so that the potential adverse impact of movements in currency exchange rates on the non-dollar denominated revenues will be at least partly offset by an associated increase in the value of the option. Currently, the term of these options is generally one to two years. We may also enter into foreign currency forward contracts to lock in the dollar value of a portion of these anticipated revenues. To hedge the non-dollar denominated investment portfolio, we enter into forward contracts.

     Based on our overall currency rate exposure at December 31, 2000, 1999 and 1998, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates within a 95% confidence level based on historical currency rate movements, would not materially affect the fair value of foreign currency sensitive instruments.

Our Investments in Equity Securities Are Subject to Market Risks

As part of our strategic alliance efforts, we invest in equity instruments of biotechnology companies. Our biotechnology equity investment portfolio totaled $652.7 million or 10% of total assets at December 31, 2000. These investments are subject to fluctuations from market value changes in stock prices. To mitigate this risk, certain equity securities are hedged with costless collars and equity swaps. A costless collar is a purchased put option and a written call option in which the cost of the purchased put and the proceeds of the written call offset each other; therefore, there is no initial cost or cash outflow for these instruments at the time of purchase. The purchased put protects us from a decline in the market value of the security below a certain minimum level (the put "strike" level), while the call effectively limits our potential to benefit from an increase in the market value of the security above a certain maximum level (the call "strike" level). An equity swap is a derivative instrument where Genentech pays the counterparty the total return of the security above the current spot price and receives interest income on the notional amount for the swap term. The equity swap protects us from a decline in the market value of the security below the spot price and limits our potential benefit from an increase in the market value of the security above the spot price. In addition, as part of our strategic alliance efforts, we hold dividend-bearing convertible preferred stock and have made interest-bearing loans that are convertible into the equity securities of the debtor.

     Based on our overall exposure to fluctuations from market value changes in marketable equity prices at December 31, 2000, a near-term change in equity prices within a 95% confidence level based on historic volatilities could result in a potential loss in fair value of the equity securities portfolio of $94.0 million. We estimated that the potential loss in fair value of the equity securities portfolio was $43.2 million at December 31, 1999 and $10.6 million at December 31, 1998.

Recent Accounting Pronouncements Could Impact Our Financial Position and Results of Operations

We will adopt Statement of Financial Accounting Standards 133, or FAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. Based on our derivative positions at December 31, 2000, we estimate that upon adoption, we will record a charge from the cumulative effect of a change in accounting principle of approximately $9.0 million being recognized in the consolidated statement of operations and an increase of approximately $8.0 million in other comprehensive income.

We Are Exposed to Credit Risk of Counterparties

We could be exposed to losses related to the financial instruments described above under "We Are Exposed to Market Risk" should one of our counterparties default. We attempt to mitigate this risk through credit monitoring procedures.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Genentech, Inc.

We have audited the accompanying consolidated balance sheets of Genentech, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000, and for the period from June 30, 1999 to December 31, 1999 (all "New Basis"). We have also audited the related consolidated statements of operations, stockholders' equity and cash flows for the period from January 1, 1999 to June 30, 1999, and for the year ended December 31, 1998 (all "Old Basis"). These financial statements are the responsibility of Genentech, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genentech, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the year ended December 31, 2000, the period from June 30, 1999 to December 31, 1999, the period from January 1, 1999 to June 30, 1999, and for the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

As discussed in the notes to the consolidated financial statements, the balance sheet as of December 31, 1999, and the statements of operations, stockholders' equity and cash flows for the periods in the year ended December 31, 1999 have been restated. In addition, in 2000 the Company changed its method of accounting for revenue recognition.


                                                         /s/Ernst & Young LLP


Palo Alto, California
January 17, 2001

REPORT OF MANAGEMENT

Genentech, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. We have prepared the financial statements in accordance with accounting principles generally accepted in the United States. As such, the statements include amounts based on judgments and estimates made by management. We also prepared the other information included in the annual report and are responsible for its accuracy and consistency with the financial statements.

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



Arthur D. Levinson, Ph.D.   Louis J. Lavigne, Jr.           John M. Whiting
Chairman and                Executive Vice President and    Vice President,
Chief Executive Officer     Chief Financial Officer         Controller and
                                                            Chief Accounting Officer


CONSOLIDATED STATEMENTS OF OPERATIONS
(thousands, except per share amounts)

YEAR ENDED DECEMBER 31                           2000                 1999                  1998
                                            -----------    ----------------------------  ----------
                                                           New Basis    || Old Basis
                                                          (June 30      || (January 1
                                                              to        ||     to
                                                       December 31) (1) ||  June 30) (1)
                                                           Restated (1) ||  Restated (1)
-----------------------------------------   -----------    ------------ || ------------  ----------
Revenues                                                                ||
  Product sales (including amounts from                                 ||
      related parties: 2000-$67,392;                                    ||
      1999-$41,324; 1998-$28,738)           $ 1,278,344    $   535,671  || $ 503,424     $  717,795
  Royalties (including amounts                                          ||
      from related parties: 2000-$46,795;                               ||
      1999-$42,528; 1998-$35,028)               207,241         96,666  ||    92,604        229,589
  Contract and other (including amounts                                 ||
      from related parties: 2000-$3,506;                                ||
      1999-$17,170; 1998-$61,583)               160,363         26,398  ||    56,844        114,795
  Interest                                       90,408         45,049  ||    44,385         88,764
                                            -----------    -----------  || ---------     ----------
      Total revenues                          1,736,356        703,784  ||   697,257      1,150,943
                                                                        ||
Costs and expenses                                                      ||
  Cost of sales (including amounts from                                 ||
      related parties: 2000-$56,674;                                    ||
      1999-$36,267; 1998-$23,155)               364,892        187,145  ||    98,404        138,623
  Research and development (including                                   ||
      contract related: 2000-$25,709;                                   ||
      1999-$18,366; 1998-$27,660)               489,879        182,387  ||   184,951        396,186
  Marketing, general and administrative         497,036        253,356  ||   214,573        358,931
  Special charges:                                                      ||
    Related to redemption                             -      1,207,700  ||         -              -
    Legal settlements                                 -        180,008  ||    50,000              -
  Recurring charges related to redemption       375,300        197,742  ||         -              -
  Interest                                        5,276          2,641  ||     2,719          4,552
                                            -----------    -----------  || ---------     ----------
      Total costs and expenses                1,732,383      2,210,979  ||   550,647        898,292
                                                                        ||
Income (loss) before taxes and cumulative                               ||
    effect of accounting change                   3,973     (1,507,195) ||   146,610        252,651
Income tax provision (benefit)                   20,414       (262,083) ||    58,974         70,742
                                            -----------    -----------  || ---------     ----------
Income (loss) before cumulative effect of                               ||
    accounting change                           (16,441)    (1,245,112) ||    87,636        181,909
Cumulative effect of accounting                                         ||
    change, net of tax                          (57,800)             -  ||         -              -
                                            -----------    -----------  || ---------     ----------
Net income (loss)                           $   (74,241)   $(1,245,112) || $  87,636     $  181,909
                                            ===========    ===========  || =========     ==========
Earnings (loss) per share:                                              ||
    Basic: Earnings (loss) before cumulative                            ||
            effect of accounting change     $     (0.03)   $     (2.43) || $    0.17     $     0.36
           Cumulative effect of accounting                              ||
             change, net of tax                   (0.11)             -  ||         -              -
                                            -----------    -----------  || ---------     ----------
           Net earnings (loss) per share    $     (0.14)   $     (2.43) || $    0.17     $     0.36
                                            ===========    ===========  || =========     ==========
  Diluted: Earnings (loss) before cumulative                            ||
             effect of accounting change    $     (0.03)   $     (2.43) || $    0.16     $     0.35
           Cumulative effect of accounting                              ||
             change, net of tax                   (0.11)             -  ||         -              -
                                            -----------    -----------  || ---------     ----------
           Net earnings (loss) per share    $     (0.14)   $     (2.43) || $    0.16     $     0.35
                                            ===========    ===========  || =========     ==========
Weighted-average shares used to compute                                 ||
  basic earnings (loss) per share:              522,179        513,352  ||   512,368        503,291
                                            ===========    ===========  || =========     ==========
Weighted-average shares used to compute                                 ||
  diluted earnings (loss) per share:            522,179        513,352  ||   531,868        519,488
                                            ===========    ===========  || =========     ==========
Pro forma amounts assuming the new                                      ||
 revenue recognition policy was applied                                 ||
 retroactively (unaudited):                                             ||
  Net income (loss)                         $   (16,441)   $(1,248,632) || $  79,916     $  154,549
                                            ===========    ===========  || =========     ==========

(1) All amounts related to the Redemption of our Special Common Stock transaction are reflected in the New Basis presentation.


               See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands)

                                                             Increase (Decrease) in Cash and Cash Equivalents

YEAR ENDED DECEMBER 31                                         2000                 1999                 1998
                                                           -----------   -------------------------    ---------
                                                                          New Basis   ||Old Basis
                                                                         (June 30     ||(January 1
                                                                             to       ||    to
                                                                      December 31) (1)|| June 30) (1)
                                                                          Restated (1)|| Restated (1)
----------------------------------------------------------------------   ------------ || ---------    ---------
Cash flows from operating activities:                                                 ||
  Net income (loss)                                        $   (74,241)  $(1,245,112) || $  87,636    $ 181,909
  Adjustments to reconcile net income (loss) to                                       ||
   net cash provided by (used in) operating activities:                               ||
     Depreciation and amortization                             463,004       236,365  ||    44,317       78,101
     In-process research and development                             -       752,500  ||         -            -
     Non-cash compensation related to stock options,                                  ||
       net of tax                                                    -       119,153  ||         -            -
     Deferred income taxes                                    (235,315)     (143,371) ||      (924)      29,792
     Gain on sales of securities available-for-sale           (132,307)       (7,092) ||   (12,283)      (9,542)
     Loss on sales of securities available-for-sale              3,957           884  ||       921        1,809
     Write down of securities available-for-sale                 4,800         4,955  ||     8,467       20,249
     Write down of non-marketable securities                         -             -  ||       432       16,689
     Loss (gain) on fixed asset dispositions                     1,123           902  ||       (16)       1,015
  Changes in assets and liabilities:                                                  ||
     Investments in trading securities                         (20,963)       (5,215) ||    (4,944)      12,725
     Receivables and other current assets                      (60,719)      (29,299) ||   (38,644)      33,767
     Inventories, including inventory write-up effect            9,415        49,228  ||    10,333      (32,600)
     Accounts payable, other current                                                  ||
       liabilities and other long-term liabilities             234,777       135,084  ||    28,277       15,937
                                                           -----------   ------------ || ---------    ---------
  Net cash provided by (used in) operating activities          193,531      (131,018) ||   123,572      349,851
                                                                                      ||
Cash flows from investing activities:                                                 ||
  Purchases of securities held-to-maturity                           -             -  ||  (186,612)    (327,690)
  Proceeds from maturities of securities                                              ||
     held-to-maturity                                                -       136,140  ||   150,357      410,729
  Purchases of securities available-for-sale                  (560,405)     (294,814) ||  (300,254)    (800,788)
  Proceeds from sales of securities                                                   ||
     available-for-sale                                        574,145       369,311  ||   257,752      430,936
  Purchases of non-marketable equity securities                 (5,663)      (13,781) ||   (39,177)     (29,044)
  Capital expenditures                                        (112,681)      (53,495) ||   (41,513)     (88,088)
  Change in other assets                                       (55,604)      (62,430) ||    38,879      (17,151)
  Transfer to restricted cash included in other assets               -             -  ||   (56,600)           -
                                                           -----------   ------------ || ---------    ---------
  Net cash (used in) provided by investing activities         (160,208)       80,931  ||  (177,168)    (421,096)
                                                                                      ||
Cash flows from financing activities:                                                 ||
  Stock issuances                                              180,379        95,912  ||    64,291      107,938
                                                           -----------   ------------ || ---------    ---------
  Net cash provided by financing activities                    180,379        95,912  ||    64,291      107,938
                                                           -----------   ------------ || ---------    ---------
Net increase in cash and cash equivalents                      213,702        45,825  ||    10,695       36,693
Cash and cash equivalents at beginning of period               337,682       291,857  ||   281,162      244,469
                                                           -----------   ------------ || ---------    ---------
Cash and cash equivalents at end of period                 $   551,384   $   337,682  || $ 291,857    $ 281,162
                                                           ===========   ============ || =========    =========
Supplemental cash flow data:                                                          ||
  Cash paid during the year for:                                                      ||
      Interest, net of portion capitalized                 $     5,282   $    (1,109) || $   6,469    $   4,552
      Income taxes paid (received)                              (5,005)        2,842  ||    15,898       26,189
  Stock received as consideration for outstanding loans          5,000        16,000  ||         -            -

(1) All amounts related to the Redemption of our Special Common Stock transaction are reflected in the New Basis presentation.


                  See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except par value)

DECEMBER 31                                                   2000           1999
                                                                          Restated (1)
------------------------------------------------------  -----------     -----------
Assets:
Current assets:
  Cash and cash equivalents                             $   551,384     $   337,682
  Short-term investments                                    642,475         405,003
  Accounts receivable - trade (net of
      allowances of: 2000-$14,126; 1999-$15,767)            162,121         120,497
  Accounts receivable - other (net of
      allowances of: 2000-$3,184; 1999-$3,184)               63,262          61,054
  Accounts receivable - related party                        36,299          33,234
  Inventories                                               265,830         275,245
  Deferred tax assets                                        40,619          81,922
  Prepaid expenses and other current assets                  26,821          11,870
                                                        -----------     -----------
      Total current assets                                1,788,811       1,326,507
Long-term marketable securities                           1,265,515       1,214,757
Property, plant and equipment, net                          752,892         730,086
Goodwill (net of accumulated amortization of:
    2000-$843,494; 1999-$690,209)                         1,455,778       1,609,063
Other intangible assets (net of accumulated
    amortization of: 2000-$1,282,090; 1999-$1,062,181)    1,280,359       1,453,268
Other long-term assets                                      168,458         201,101
                                                        -----------     -----------
Total assets                                            $ 6,711,813     $ 6,534,782
                                                        ===========     ===========

Liabilities and stockholders' equity:
Current liabilities:
  Accounts payable                                      $    34,503     $    33,123
  Accrued liabilities - related party                        12,265          14,960
  Deferred revenue                                           15,433           2,000
  Other accrued liabilities                                 386,480         427,333
                                                        -----------     -----------
      Total current liabilities                             448,681         477,416
Long-term debt                                              149,692         149,708
Deferred tax liabilities                                    349,848         626,466
Deferred revenue                                             87,600           2,972
Other long-term liabilities                                   1,789           8,363
                                                        -----------     -----------
Total liabilities                                         1,037,610       1,264,925

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $0.02 par value; authorized:
      100,000,000 shares; none issued                             -               -
  Common stock, $0.02 par value; authorized:
      600,000,000 shares; outstanding:
      2000-525,476,771 and 1999-516,220,558                  10,510          10,324
  Additional paid-in capital                              6,651,428       6,245,146
  Accumulated deficit, since June 30, 1999               (1,319,353)     (1,245,112)
  Accumulated other comprehensive income                    331,618         259,499
                                                        -----------     -----------
      Total stockholders' equity                          5,674,203       5,269,857
                                                        -----------     -----------
Total liabilities and stockholders' equity              $ 6,711,813     $ 6,534,782
                                                        ===========     ===========

(1) All amounts related to the Redemption of our Special Common Stock transaction are reflected in the New Basis presentation.

                  See Notes to Consolidated Financial Statements.


                                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                        (thousands)


                                Shares                                                        Accumulated
                            ----------------                                     Retained           Other
                            Special           Special            Additional      Earnings   Comprehensive
                             Common   Common   Common   Common      Paid-in  (Accumulated          Income
Old Basis (1)                 Stock    Stock    Stock    Stock      Capital       Deficit)          (Loss)       Total
--------------------------  ------------------------------------------------------------------------------------------
Balance December 31, 1997   190,427  306,484   $3,809   $6,130   $1,456,313   $   511,141        $ 53,832   $2,031,225
                            ------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                      181,909                      181,909
    Net unrealized gain
      on securities
      available-for-sale                                                                            5,431        5,431
                                                                                                            ----------
Comprehensive income                                                                                           187,340
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                     9,840               196                86,688                                     86,884
Issuance of stock under
  employee stock plan         1,708                35                21,029                                     21,064
Income tax benefits
  realized from employee
  stock option exercises                                             17,332                                     17,332
                            ------------------------------------------------------------------------------------------
Balance December 31, 1998   201,975  306,484   $4,040   $6,130   $1,581,362   $   693,050        $ 59,263   $2,343,845
                            ------------------------------------------------------------------------------------------

Period from January 1 to
  June 30, 1999 (Restated) (1):
--------------------------
Comprehensive income
  Net income                                                                       87,636                       87,636
    Net unrealized loss
      on securities
      available-for-sale                                                                          (1,158)       (1,158)
                                                                                                            ----------
Comprehensive income                                                                                            86,478
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                     5,085               102                51,613                                     51,715
Issuance of stock under
  employee stock plan         1,014                20                12,557                                     12,577
Income tax benefits
  realized from employee
  stock option exercises                                              6,162                                      6,162
                            ------------------------------------------------------------------------------------------
Balance June 30, 1999       208,074  306,484   $4,162   $6,130   $1,651,694      $780,686       $ 58,105    $2,500,777
                            ------------------------------------------------------------------------------------------

======================================================================================================================

New Basis (1)
(Effective June 30, 1999)
Period from June 30 to
December 31, 1999 (Restated) (1):
--------------------------

Push-down accounting:

Redemption of Special
  Common Stock and related
  issuance of Common Stock (208,074) 202,710  $(4,162)  $4,054   $5,361,972      $      -      $(20,337)   $5,341,527

Eliminate Retained
  earnings (Old Basis)                                              780,686      (780,686)                          -

  Adjustments related to
  the 1990 through 1997
  purchase period:
    In-process research
      and development                                              (500,500)                                  (500,500)
    Amortization of good-
      will, intangibles and
      fair value adjustment
      to inventories, net of tax                                 (1,221,644)                                (1,221,644)

Comprehensive loss
  Net loss                                                                   (1,245,112)                  (1,245,112)
    Net unrealized gain
      on securities
      available-for-sale                                                                         221,731       221,731
                                                                                                            ----------
Comprehensive loss                                                                                        (1,023,381)
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                              6,551               131       90,056                                     90,187
Issuance of stock under
  employee stock plan                    476                 9        6,057                                      6,066
Income tax benefits
  realized from employee
  stock option exercises                                             76,825                                     76,825

                            ------------------------------------------------------------------------------------------
Balance December 31, 1999      -     516,221   $    -  $10,324   $6,245,146   $(1,245,112)      $259,499    $5,269,857
                            ------------------------------------------------------------------------------------------

Comprehensive loss
  Net loss                                                                        (74,241)                     (74,241)
    Net unrealized gain
      on securities
      available-for-sale                                                                          72,119        72,119
                                                                                                            ----------
Comprehensive loss                                                                                              (2,122)
                                                                                                            ----------
Issuance of stock
  upon exercise of
  options                              8,259               166      148,241                                    148,407
Issuance of stock under
  employee stock plan                    997                20       31,968                                     31,988
Income tax benefits
  realized from employee
  stock option exercises                                            226,073                                    226,073

                            ------------------------------------------------------------------------------------------
Balance December 31, 2000     -      525,477   $    -  $10,510   $6,651,428   $(1,319,353)      $331,618    $5,674,203
                            ==========================================================================================

(1) All amounts related to the Redemption of our Special Common Stock transaction are reflected in the New Basis presentation.


                  See Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In this Annual Report, "Genentech," "we," "us" and "our" refer to Genentech, Inc. "Common Stock" refers to Genentech's common stock, par value $0.02 per share, "Special Common Stock" refers to Genentech's callable putable common stock, par value $0.02 per share and "Redeemable Common Stock" refers to Genentech's redeemable common stock par value $0.02 per share. All numbers related to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to the two-for-one splits of our Common Stock that were effected in October 2000 and November 1999.


BASIS OF PRESENTATION AND RESTATEMENT

On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche Holdings, Inc., commonly known as Roche, with funds deposited by Roche for that purpose. This event, referred to as the "Redemption" in this report, caused Roche to own 100% of the outstanding common stock of Genentech on that date. The Redemption of our Special Common Stock on June 30, 1999 was reflected as a purchase of a business which, under U.S. generally accepted accounting principles, required push-down accounting to reflect in our financial statements the amounts paid for our stock in excess of our net book value. The Redemption created our New Basis of accounting as discussed further below. The Redemption was effective as of June 30, 1999, however, the transaction was reflected as of the end of the day on June 30, 1999 in the financial statements. We previously issued consolidated financial statements that presented limited information related to the results of operations for the period January 1, 1999 through June 30, 1999 immediately prior to the Redemption ("Old Basis"), and the period June 30, 1999 (including and subsequent to the Redemption) to December 31, 1999 ("New Basis"). We did not present separate statements of operations, stockholders' equity or cash flows reflecting the new basis of accounting. Upon further review and based on discussions with the Securities and Exchange Commission, our statements of operations, cash flows and stockholders' equity have been revised and presented on the New Basis of accounting that resulted from the Redemption transaction. As such, a vertical black line is inserted to separate the "Old Basis" and "New Basis" presentation in the financial statements. Accordingly, the Old Basis reflects the period January 1 through June 30, 1999, and all periods prior to the Redemption, and the New Basis reflects the period from June 30 through December 31, 1999, and all subsequent periods. As a result of the accounting change, we reclassified $941.5 million from accumulated deficit to additional paid-in capital.

We also restated our financial statements to correct the accounting related to the write up of the valuation allowance pertaining to unrealized gains on certain marketable equity securities, resulting from the Redemption. As a result of this accounting change, the aggregate amount of contract and other income in 1999 decreased by $20.3 million, and net income decreased by $13.6 million ($0.03 per share) for the quarter and six month period ended June 30, 1999. In addition, amortization expense decreased by $0.6 million (less than $0.01 per share) during the six month period ended December 31, 1999, and goodwill, net of accumulated amortization, decreased by $19.7 million, other accrued liabilities decreased by $6.8 million and accumulated deficit increased by $12.9 million at December 31, 1999.


DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Genentech is a leading biotechnology company using human genetic information to discover, develop, manufacture and market human pharmaceuticals that address significant unmet medical needs. Fourteen of the approved products of biotechnology stem from our science. We manufacture and market nine protein-based pharmaceuticals, and license several additional products to other companies.

On July 23, 1999, October 26, 1999, and March 29, 2000, Roche completed public offerings of our Common Stock. We did not receive any of the net proceeds from these offerings. On January 19, 2000, Roche completed an offering of zero-coupon notes that are exchangeable for an aggregate of 13,034,618 shares of our Common Stock held by Roche. Roche's percentage ownership of our outstanding Common Stock is approximately 58.4% at December 31, 2000.

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

Change in Accounting Principle: We previously recognized non-refundable, upfront product license fees as revenue when the technology was transferred and when all of our significant contractual obligations relating to the fees had been fulfilled. Effective January 1, 2000, we changed our method of accounting for non-refundable upfront product license fees and certain guaranteed payments to recognize such fees over the term of the related development collaboration when, at the execution of the agreement, the development period involves significant risk due to the incomplete stage of the product's development, or over the period of manufacturing obligation when, at the execution of the agreement, the product is approved for marketing, or nearly approvable, and development risk has been substantially eliminated. Deferred revenue related to manufacturing obligations will be recognized on a straight-line basis over the longer of the contractual term of the manufacturing obligation or the expected period over which we will supply the product. We believe the change in accounting principle is preferable based on guidance provided in the Securities and Exchange Commission's, or SEC, Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

The cumulative effect of the change in accounting principle was reported as a charge in the year ended December 31, 2000. The cumulative effect was initially recorded as deferred revenue that will be recognized as revenue over the remaining term of the research and development collaboration or distribution agreements, as appropriate. For the year ended December 31, 2000, the impact of the change in accounting was to increase net loss by $52.6 million, or $0.10 per share, comprised of the $57.8 million cumulative effect of the change (net of tax impact) as described above ($0.11 per share), net of $5.2 million of the related deferred revenue (less related tax impact of $3.4 million) that was recognized as revenue during the year ($0.01 per share). The remainder of the related deferred revenue of $90.7 million will be recognized in 2001 through 2019. Pro forma amounts of net income
(loss) and related per share amounts, assuming retroactive application of the accounting change for all periods presented, are as follows (in thousands, except per share amounts):


                                          2000           1999           1998
                                       --------       --------        -------
As Reported:
  Net income (loss)                   $(74,241)    $(1,157,476)      $181,909
  Net income (loss) per
   share - diluted                      $(0.14)         $(2.26)         $0.35

Pro forma amounts with the change
 in accounting principle related
 to revenue recognition applied
 retroactively (unaudited):
  Net income (loss)                   $(16,441)    $(1,168,716)      $154,549
  Net income (loss) per
   share - diluted                      $(0.03)         $(2.28)         $0.30


Cash and Cash Equivalents: We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Short-Term Investments and Long-Term Marketable Securities: We invest our excess cash balances in short-term and long-term marketable securities, primarily corporate notes, certificates of deposit, preferred stock, asset-backed securities and municipal bonds. As part of our strategic alliance efforts, we also invest in equity securities, dividend bearing convertible preferred stock and interest bearing convertible debt of other biotechnology companies. All of our equity investments represent less than a 20% ownership position. Marketable equity securities are accounted for as available-for-sale investment securities as described below. Nonmarketable equity securities and convertible debt are carried at cost. We periodically monitor the liquidity progress and financing activities of these entities to determine if impairment write downs are required. We had investments of $48.5 million at December 31, 2000, and $53.3 million at December 31, 1999, in convertible debt of various biotechnology companies.

Investment securities are classified into one of three categories: held-to-maturity, available-for-sale or trading. Securities are considered held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, including adjustments for amortization of premiums and accretion of discounts. Securities are considered trading when bought principally for the purpose of selling in the near term. These securities are recorded as short-term investments and are carried at market value. Unrealized holding gains and losses on trading securities are included in interest income. Securities not classified as held-to-maturity or as trading are considered available-for-sale. These securities are recorded as either short-term investments or long-term marketable securities and are carried at market value with unrealized gains and losses included in accumulated other comprehensive income in stockholders' equity. If a decline in fair value below cost is considered other than temporary, marketable equity securities are written down to estimated fair value with a charge to marketing, general and administrative expenses. Other than temporary declines in fair value on short-term and long-term investments are charged against interest income.
The cost of all securities sold is based on the specific identification method.

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

FDA Validation Costs: U.S. Food and Drug Administration, or FDA, validation costs are capitalized as part of the effort required to acquire and construct long-lived assets, including readying them for their intended use, and are amortized over the estimated useful life of the asset or the term of the lease, whichever is shorter.

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


The costs of repairs and maintenance are expensed as incurred. Capitalized interest on construction-in-progress is included in property, plant and equipment. The repairs and maintenance expenses and capitalized interest were as follows (in millions):


                                                     2000      1999      1998
-----------------------------------------------------------------------------
Repairs and maintenance expenses                    $42.1     $39.9     $35.9
Capitalized interest                                  2.2       2.1       3.0


Property, plant and equipment balances at December 31 are summarized below (in thousands):


                                                         2000            1999
-----------------------------------------------------------------------------
At cost:
  Land                                             $   90,274      $   89,983
  Buildings                                           392,119         380,236
  Equipment                                           761,696         667,884
  Leasehold improvements                               18,456           4,655
  Construction-in-progress                             94,679         106,824
                                                   --------------------------
                                                    1,357,224       1,249,582
Less: accumulated depreciation                        604,332         519,496
                                                   --------------------------
Net property, plant and equipment                  $  752,892         730,086
                                                   ==========================


Goodwill: Goodwill represents the difference between the purchase price and the fair value of the net assets when accounted for by the purchase method of accounting arising from Roche's purchases of our Special Common Stock and push-down accounting. Goodwill is amortized on a straight-line basis over 15 years.

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

Other Assets: Under certain lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2000 and 1999, other assets included $56.6 million of restricted cash related to such a lease agreement.

Product Sales and Royalty Revenue: We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured. Allowances are established for estimated product returns and discounts. Royalties from licensees are based on third-party sales and recorded as earned in accordance with contract terms, when third-party results are reliably measured and collectibility is reasonably assured.

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

Contract Revenue: Contract revenue for research and development, or R&D, is recorded as earned based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by Genentech, are recognized on the earlier of when the payments are received or when collection is assured.

     Revenue from non-refundable upfront license fees and certain guaranteed payments where we continue involvement through development collaboration or an obligation to supply product is recognized ratably over the development period when, at the execution of the agreement, the development period involves significant risk due to the incomplete stage of the product's development, or over the period of the manufacturing obligation, when, at the execution of the agreement, the product is approved for marketing, or nearly approvable, and development risk has been substantially eliminated. Deferred revenues related to manufacturing obligations are recognized on a straight-line basis over the longer of the contractual term of the manufacturing obligation or the expected period over which we will supply the product.

     Revenue associated with performance milestones is recognized based upon the achievement of the milestones, as defined in the respective agreements. Revenue under R&D cost reimbursement contracts is recognized as the related costs are incurred.

     Advance payments received in excess of amounts earned are classified as deferred revenue.

Royalty Expenses: Royalty expenses directly related to product sales are classified in cost of sales. Other royalty expenses, relating to royalty revenue, totaled $34.4 million in 2000, $39.0 million in 1999, and $38.3 million in 1998 and are classified in marketing, general and administrative expenses.

Advertising Expenses: We expense the costs of advertising, which also includes promotional expenses, as incurred. Advertising expenses were $86.5 million in 2000, $80.0 million in 1999, and $47.7 million in 1998.

Income Taxes: We account for income taxes by the asset and liability approach for financial accounting and reporting of income taxes.

Earnings (Loss) Per Share: Basic earnings (loss) per share is computed based on the weighted-average number of shares of our Common Stock and Special Common Stock outstanding. Diluted earnings (loss) per share is computed based on the weighted-average number of shares of our Common Stock, Special Common Stock and other dilutive securities. See also "Earnings (Loss) Per Share" note below. All numbers relating to the number of shares, price per share and per share amounts of Common Stock, Special Common Stock and Redeemable Common Stock give effect to the two-for-one splits of our Common Stock that were effected on October 24, 2000 and November 2, 1999.

Financial Instruments: As part of our overall portfolio, we have contracted with two external money managers to manage part of our investment portfolio that is held for trading purposes and one external manager that manages our available-for-sale securities portfolio. The investment portfolios consist entirely of debt securities. When the money managers purchase securities denominated in a foreign currency, they enter into derivative instruments such as foreign currency forward contracts, or forward contracts, which are recorded at fair value with the related gain or loss recorded in interest income.

     We also enter into derivative forward contracts as hedging instruments of our foreign denominated available-for-sale debt securities. These forward contracts are not recorded on our balance sheet. Any gains and losses from these forward contracts are recorded in interest income with the related hedged revenues.

     We purchase derivative instruments such as simple foreign currency put options, or options, with expiration dates and amounts of currency that are based on a portion of probable nondollar revenues so that the potential adverse impact of movements in currency exchange rates on the nondollar denominated revenues will be at least partially offset by an associated increase in the value of the options. See "Financial Instruments" note below for further information on these options. At the time the options are purchased they have little or no intrinsic value. Realized and unrealized gains related to the options are deferred until the designated hedged revenues are recorded. The associated costs, which are deferred and classified as other current assets, are amortized over the term of the options and recorded as a reduction of the hedged revenues. Realized gains, if any, are recorded in the income statement with the related hedged revenues. Options are generally terminated, or offsetting contracts are entered into, upon determination that purchased options no longer qualify as a hedge or are determined to exceed probable anticipated net foreign revenues. The realized gains and losses are recorded as a component of other revenues. For early termination of options that qualify as hedges, the gain or loss on termination will be deferred through the original term of the option and then recognized as a component of the hedged revenues. Changes in the fair value of hedging instruments that qualify as a hedge are not recognized and changes in the fair value of instruments that do not qualify as a hedge would be recognized in other revenues.

     Interest rate swaps are derivative instruments used to adjust the duration of the investment portfolio in order to meet duration targets. Interest rate swaps, or swaps, are contracts in which two parties agree to swap future streams of payments over a specified period. The accrued net settlement amounts on swaps are reflected on the balance sheet as a component of interest receivable. Net payments made or received on swaps are included in interest income as adjustments to the interest received on invested cash. Amounts deferred on terminated swaps are classified as other assets and are amortized to interest income over the original contractual term of the swaps by a method that approximates the level-yield method. For early termination of swaps where the underlying asset is not sold, the amount of the terminated swap is deferred and amortized over the remaining life of the original swap. For early termination of swaps with the corresponding termination or sale of the underlying asset, the amounts are recognized through interest income. As of December 31, 2000, we had not terminated any of our swap contracts prior to maturity. Changes in the fair value of swap hedging instruments that qualify as a hedge are not recognized and changes on the fair value of swap instruments that do not qualify as a hedge would be recognized in other income. As of December 31, 2000, our interest rate swap contracts qualified as a hedge and none were held for trading purposes.

Our marketable equity securities portfolio consists primarily of investments in biotechnology companies whose risk of market fluctuations is greater than the stock market in general. To manage a portion of this risk, we enter into derivative instruments such as costless collar instruments or equity swaps to hedge equity securities against changes in market value. See "Financial Instruments" note below for further discussion. Gains and losses on these instruments are recorded as an adjustment to unrealized gains and losses on marketable securities with a corresponding receivable or payable recorded in short-term or long-term other assets or liabilities. Equity collar or equity swap instruments that do not qualify for hedge accounting and early termination of these instruments with the sale of the underlying security would be recognized through earnings. For early termination of these instruments without the sale of the underlying security, the time value component would be recognized through earnings and the intrinsic value component would adjust the cost basis of the underlying security.

401(k) Plan: Our 401(k) Plan, or the Plan, covers substantially all of our employees. Under the Plan, eligible employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. We match a portion of employee contributions, up to a maximum of 4% of each employee's eligible compensation. The match is effective December 31 of each year and is fully vested when made. We provided $10.1 million in 2000, $8.5 million in 1999, and $7.3 million in 1998, for our match under the Plan.

Comprehensive Income: Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. Specifically, unrealized holding gains and losses on our available-for-sale securities, which were reported separately in stockholders' equity, are included in accumulated other comprehensive income. Comprehensive income for years ended December 31, 2000, 1999, and 1998 has been reflected in the Consolidated Statements of Stockholders' Equity.

New Accounting Standards: We will adopt Statement of Financial Accounting Standards 133, or FAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under FAS 133. Based on our derivative positions at December 31, 2000, we estimate that upon adoption, we will record a charge from the cumulative effect of a change in accounting principle of approximately $9.0 million being recognized in the consolidated statement of operations and an increase of approximately $8.0 million in other comprehensive income.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using a weighted-average approach which approximates the first-in first-out method. Inventories in 2000 decreased from 1999 due primarily to the Redemption and push-down accounting offset by increases in inventory production. As a result of push-down accounting, we recorded $186.2 million related to the write up of inventory, of which $92.8 million of expense was recognized through the sale of inventory in 2000 and $93.4 million of expense was recognized through the sale of inventory in 1999. Inventories at December 31, 2000 and 1999 are summarized below (in thousands):


                                                    2000        1999
     -----------------------------------------------------------------
     Raw materials and supplies                   $ 17,621    $ 19,903
     Work in process                               233,121     228,092
     Finished goods                                 15,088      27,250
                                                  --------------------
     Total                                        $265,830    $275,245
                                                  ====================


Reclassifications: Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Redemption of Our Special Common Stock

Roche accounted for the Redemption as a purchase of a business. As a result, we were required to push down the effect of the Redemption and Roche's 1990 through 1997 purchases of our Common and Special Common Stock into our consolidated financial statements at the date of the Redemption, which results in our New Basis presentation. Under this method of accounting, our assets and liabilities, including other intangible assets, were recorded at their fair values not to exceed the aggregate purchase price plus Roche's transaction costs at June 30, 1999. In 1990 and 1991 through 1997 Roche purchased 60% and 5%, respectively, of the outstanding stock of Genentech.
In June 1999, we redeemed all of our Special Common Stock held by stockholders other than Roche resulting in Roche owning 100% of our Common Stock. The push-down effect of Roche's aggregate purchase price and the Redemption price in our consolidated balance sheet as of June 30, 1999 was allocated based on Roche's ownership percentages as if the purchases occurred at the original purchase dates for the 1990 and 1991 through 1997 purchases, and at June 30, 1999 for the Redemption. Management of Genentech determined the values of tangible and intangible assets, including in-process research and development, or IPR&D, used in allocating the purchase prices. The aggregate purchase prices for the acquisition of all of Genentech's outstanding shares, including Roche's estimated transaction costs of $10.0 million, was $6,604.9 million, consisting of approximately $2,843.5 million for the 1990 and 1991 through 1997 purchases and approximately $3,761.4 million for the Redemption.

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
                                               =========  =========   =========


The following table shows the allocation of the excess of the purchase price over net book value (in millions):


                                              Purchase Period
                                            --------------------
                                            1990-1997     1999       Total
                                            ---------  ---------   ---------
Inventories                                 $   102.0  $   186.2   $   288.2
Land                                              -         16.6        16.6
In-process research and development             500.5      752.5     1,253.0
Developed product technology                    429.0      765.0     1,194.0
Core technology                                 240.5      203.0       443.5
Developed license technology                    292.5      175.0       467.5
Trained and assembled workforce                  32.5       49.0        81.5
Tradenames                                       39.0      105.0       144.0
Key distributor relationships                     6.5       73.5        80.0
Goodwill                                      1,091.2    1,208.1     2,299.3
Deferred tax liability                         (456.8)    (629.2)   (1,086.0)
Write up of valuation allowance
   related to marketable securities               -         20.3        20.3
                                            ---------  ---------   ---------
     Total                                  $ 2,276.9  $ 2,925.0   $ 5,201.9
                                            =========  =========   =========


Push-Down Accounting Adjustments

The following is a description of accounting adjustments and related useful lives that reflect push-down accounting in our financial statements. These adjustments were based on management's estimates of the value of the tangible and intangible assets acquired:

- We recorded charges of $1,207.7 million in 1999. These charges primarily included: a non-cash charge of $752.5 million for IPR&D; $284.5 million of compensation expense related to early cash settlement of certain employee stock options; and an aggregate of approximately $160.1 million of non-cash compensation expense in connection with the modification and remeasurement, for accounting purposes, of continuing employee stock options, which represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock. (You should read the "Capital Stock" note below for further information on these charges.)

- We recorded an income tax benefit of $177.8 million related to the above early cash settlement and non-cash compensation related to certain employee stock options. The income tax benefit reduced the current tax payable in other accrued liabilities by $56.9 million and reduced long-term deferred income taxes by $120.9 million.

- The estimated useful life of the inventory adjustment to fair value resulting from the Redemption was approximately one year based upon the expected time to sell inventories on hand at June 30, 1999. As the fair-valued inventory is sold, the related write up amount is charged to cost of sales. In 2000, we recognized $92.8 million of expense related to the inventory write up adjustment. In 1999, we recognized $93.4 million of expense related to the inventory write up adjustment. All inventory written up as a result of the Redemption has been sold as of December 31, 2000. The entire inventory adjustment related to Roche's 1990 through 1997 purchases was reflected as an adjustment to additional paid-in capital.

- An adjustment was made to record the fair value of land as a result of the Redemption. There were no such adjustments for the purchase periods from 1990 through 1997.

- Recorded $1,091.2 million of goodwill, which reflects Roche's 1990 through 1997 purchases, net of related accumulated amortization of $613.6 million through June 30, 1999. The accumulated amortization was recorded as an adjustment to additional paid-in capital at June 30, 1999. Included in goodwill was $456.8 million related to the recording of deferred tax liabilities. Deferred taxes were recorded for the adjustment to fair value for other intangible assets and inventories as a result of Roche's 1990 through 1997 purchases. The deferred tax liability was calculated based on a marginal tax rate of 40%. The goodwill related to the 1990 through 1997 purchases was amortized over 15 years.

- $1,208.1 million of goodwill was recorded as a result of the Redemption. Included in goodwill was $629.2 million related to the recording of deferred tax liabilities. Deferred taxes were recorded for the adjustment to fair value for other intangible assets, inventories and land. The deferred tax liability was calculated based on a marginal tax rate of 40% and was allocated between short- and long-term classifications to match the asset classifications. The goodwill related to the Redemption is being amortized over 15 years.

- We recorded a write up of our valuation allowance related to marketable securities of $20.3 million related to Roche's percentage ownership purchased, at the time of Redemption, of the net unrealized gains on investments.

- In 2000, we recorded amortization expense of $153.3 million related to goodwill and $211.0 million related to other intangible assets. In 1999, we recorded amortization expense of $76.6 million related to goodwill and $113.8 million related to other intangible assets.

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

- The balances of our Common Stock and additional paid-in capital at the Redemption include Roche's cost of acquiring our shares in 1990 and the cost of subsequent equity purchases, net of the amortization of the goodwill, IPR&D and other prior period charges related to the 1990 through 1997 purchases. The excess of purchase price over net book value of $2,276.9 million for 1990 through 1997 and $2,925.0 million in 1999, and $160.1 million for the remeasurement of continuing employee stock options at the remeasurement date was recorded in additional paid-in capital.

   In addition, the following adjustments were made to additional paid-in capital for the 1990 through 1997 purchase period (in millions):


                                                         1990-1997
                                                         Purchases
                                                        ----------
     In-process research and development                $   (500.5)
     Amortization of goodwill, intangibles and fair
       value adjustment to inventories, net of tax        (1,221.6)
                                                        ----------
     Total adjustment to additional paid-in capital     $ (1,722.1)
                                                        ==========

- Our retained earning prior to the Redemption was not carried forward. This resulted in an adjustment of $780.7 million to increase additional paid-in capital and eliminate the retained earnings balance immediately prior to the Redemption.

- The tax provision benefit of $203.1 million for 1999 consists of tax expense of $114.8 million on pretax income excluding the income and deductions attributable to push-down accounting and legal settlements, and tax benefits of $317.9 million for 1999 related to the income and deductions attributable to push-down accounting and legal settlements.

- Recorded $1,040.0 million of other intangible assets, which reflects Roche's 1990 through 1997 purchases, net of related accumulated amortization of $911.5 million of those assets through June 30, 1999. The accumulated amortization was recorded as an adjustment to additional paid-in capital at June 30, 1999. The components of other intangible assets related to these purchases and their estimated lives are as follows (in millions):


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
                                          --------
                                          $1,370.5
                                          ========


- $500.5 million and $752.5 million of IPR&D was recorded as a result of Roche's 1990 through 1997 purchases and the Redemption, respectively. At the date of each purchase, Genentech concluded that technological feasibility of the acquired in-process technology was not established and that the in-process technology had no future alternative uses. The amount related to the 1990 through 1997 purchases was recorded as an adjustment to additional paid-in capital at June 30, 1999. The amount related to the Redemption was charged to operations at June 30, 1999.

   The amounts of IPR&D were determined based on an analysis using the risk-adjusted cash flows expected to be generated by the products that result from the in-process projects. The analysis included forecasting future cash flows that were expected to result from the progress made on each of the in-process projects prior to the purchase dates. These cash flows were estimated by first forecasting, on a product-by-product basis, total revenues expected from sales of the first generation of each in-process product. A portion of the gross in-process product revenues was then removed to account for the contribution provided by any core technology, which was considered to benefit the in-process products. The net in-process revenue was then multiplied by the project's estimated percentage of completion as of the purchase dates to determine a forecast of net IPR&D revenues attributable to projects completed prior to the purchase dates. Appropriate operating expenses, cash flow adjustments and contributory asset returns were deducted from the forecast to establish a forecast of net returns on the completed portion of the in-process technology. Finally, these net returns were discounted to a present value at discount rates that incorporate both the weighted-average cost of capital (relative to the biotech industry and us) as well as the product-specific risk associated with the purchased IPR&D products. The product specific risk factors included each phase of development, type of molecule under development, likelihood of regulatory approval, manufacturing process capability, scientific rationale, pre-clinical safety and efficacy data, target product profile and development plan. The discount rates ranged from 16% to 19% for the 1999 valuation and 20% to 28% for the 1990 purchase valuation, all of which represent a significant risk premium to our weighted-average cost of capital.

   The forecast data employed in the analysis was based on internal product level forecast information maintained by our management in the ordinary course of managing the business. The inputs used by us in analyzing IPR&D were based on assumptions, which we believed to be reasonable but which are inherently uncertain and unpredictable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur.

The following table represents unaudited consolidated pro forma information as if the June 30, 1999 redemption of our Special Common Stock occurred at January 1, 1999, and January 1, 1998. The pro forma information also gives effect to the 1990 through 1997 purchases of our Common Stock and Special Common Stock by Roche. The pro forma results for each of the years ended December 31, 1999 and 1998 include amortization of goodwill ($153.3 million) and other intangible assets ($227.6 million), and compensation expense ($13.7 million) related to certain stock option arrangements. In addition, the 1998 and 1999 pro forma results reflect the sale of inventories adjusted to fair value at the beginning of each period (such adjustments totaling $186.2 million for the periods 1998 and 1999) related to the allocation to our financial statements of Roche's purchase prices and our redemption of the Special Common Stock. The pro forma results also reflect the book tax benefits related to each of these pre-tax pro forma adjustments other than goodwill (which will have no book tax benefits) at a 40% marginal rate. The pro forma results exclude $1,207.7 million of non-recurring Redemption-related charges, including charges for IPR&D, as these items are non-recurring. (Refer to above for further information on these charges and adjustment.) The following table is in thousands, except per share amounts.


                                         Year Ended December 31
                                    ---------------------------------
                                    Pro Forma 1999     Pro Forma 1998
                                    --------------     --------------

         Total revenues              $  1,382,941       $  1,133,743

         Total costs and expenses       1,843,578          1,479,018

         Net loss                    $   (345,755)      $   (226,645)

Earnings (loss) per share:
         Basic                            $ (0.67)           $ (0.45)
         Diluted                          $ (0.67)           $ (0.45)


SEGMENT, SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

Our operations are treated as one operating segment as we only report profit and loss information on an aggregate basis to our chief operating decision-makers. Information about our product sales, major customers and material foreign source of revenues is as follows (in millions):


Product Sales                                 2000       1999       1998
--------------------------------------------------------------------------
Herceptin                                   $  275.9     $188.4     $ 30.5
Rituxan                                        444.1      279.4      162.6
Activase/TNKase                                206.2      236.0      213.0
Growth hormone (Nutropin Depot, Nutropin
  AQ, Nutropin and Protropin)                  226.6      221.2      214.0
Pulmozyme                                      121.8      111.4       93.8
Actimmune                                        3.7        2.7        3.9
                                            ------------------------------
Total product sales                         $1,278.3   $1,039.1     $717.8


Hoffmann-La Roche contributed approximately 7% of our total revenues in 2000, 7% in 1999 and 11% in 1998. See the "Related Party Transactions" note below for further information. Three other major customers, Caremark, Inc., Bergen Brunswig and Cardinal Distribution, Inc., each contributed 10% or more of our total revenues in at least one of the last three years. Although Caremark, a national distributor, did not contribute over 10% of our total revenues in 2000 and 1999, it accounted for 10% in 1998 of our total revenues. Caremark distributes primarily our growth hormone products through its extensive branch network and is then reimbursed through a variety of sources. Bergen Brunswig, a national wholesale distributor of all of our products, contributed 13% in 2000, 14% in 1999 and 11% in 1998 of our total revenues. Cardinal Distribution, a national wholesaler distributor of all our products, contributed 15% in 2000, 13% in 1999 and 11% in 1998 of our total revenues.

Net foreign revenues were $164.2 million in 2000, $155.0 million in 1999 and $199.6 million in 1998. Material foreign revenues by country were as follows (in millions):


                         2000       1999       1998
                        ------     ------     ------
     Europe:
        Switzerland     $ 72.6     $ 61.5     $ 88.8
        Germany           22.5       39.6       24.2
        Italy             10.4       14.6       21.5
        Denmark              -          -       20.0
        Others            24.3       17.9       16.5

     Canada               19.8       11.8       11.7
     Asia                 14.6        9.6       16.9
                        ------     ------     ------
                        $164.2     $155.0     $199.6
                        ======     ======     ======


We currently sell primarily to distributors and health care companies throughout the U.S., perform ongoing credit evaluations of our customers' financial condition and extend credit generally without collateral. In 2000, 1999 and 1998, we did not record any material additions to, or losses against, our provision for doubtful accounts.


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

     In December 1997, we entered into a collaboration agreement with Alteon Inc. to develop and market pimagedine, an advanced glycosylation end-product formation inhibitor to treat kidney disease in diabetic patients, and invested $37.5 million in Alteon stock. In 1998, as a result of the decline in Alteon's stock value and the unsuccessful clinical trials with pimagedine, we took an other than temporary charge of $24.2 million of our investment in Alteon. In 1999, due to the continued decline of Alteon's stock value and unsuccessful negotiations with Alteon, we took another charge of our remaining $10.8 million investment in Alteon.


INCOME TAXES

The income tax provision consists of the following amounts (in thousands):


                              2000             1999                1998
                                      New Basis || Old Basis
------------------------------------------------||---------------------
Current:                                        ||
  Federal                $ 191,334   $ (110,991)|| $  76,819   $ 39,945
  State                     25,862       (6,165)||     1,366      1,004
                         -----------------------||---------------------
     Total current         217,196     (117,156)||    78,185     40,949
                         -----------------------||---------------------
                                                ||
Deferred:                                       ||
  Federal                 (151,817)    (119,624)||   (16,397)    29,006
  State                    (44,965)     (25,303)||    (2,814)       787
                         -----------------------||---------------------
     Total deferred       (196,782)    (144,927)||   (19,211)    29,793
                         -----------------------||---------------------
Total income tax          $ 20,414   $ (262,083)|| $  58,974   $ 70,742
   provision (benefit)   =======================||=====================


Tax benefits of $226.1 million in 2000, $83.0 million in 1999 and $17.3 million in 1998 related to employee stock options and stock purchase plans were credited to stockholders' equity, and reduced the amount of taxes currently payable and deferred income taxes.

A reconciliation between our income tax provision and the U.S. statutory rate follows (in thousands):


                              2000             1999                 1998
                                      New Basis || Old Basis
------------------------------------------------||----------------------
Tax at U.S. statutory                           ||
   rate of 35%           $   1,391   $ (527,518)|| $  51,313    $ 88,428
Research credits           (32,092)      (5,803)||    (5,802)    (11,919)
Tax benefit of certain                          ||
   realized gains on                            ||
   securities available-                        ||
   for-sale                 (6,604)        (617)||    (2,388)     (2,982)
Foreign losses realized          -       (1,363)||    (1,364)    (10,500)
State taxes                    959      (22,924)||     5,371       7,491
Goodwill amortization       53,649       26,825 ||         -           -
Legal settlements                -            - ||    12,250           -
IPR&D                            -      263,375 ||         -           -
Other                        3,111        5,942 ||      (406)        224
                         -----------------------||----------------------
Income tax provision                            ||
   (benefit)             $  20,414   $ (262,083)|| $  58,974    $ 70,742
                        ========================||======================


The components of deferred taxes consist of the following at December 31 (in thousands):


                                                           2000          1999
-----------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                       $(130,892)   $  (85,036)
   Unrealized gain on securities
     available-for-sale                                (229,294)     (181,233)
   Adjustment to fair value of inventories                    -       (38,272)
   Adjustment to fair value of intangibles             (476,313)     (560,699)
   Other                                                (18,999)      (16,893)
                                                      -----------------------
      Total deferred tax liabilities                   (855,498)     (882,133)
Deferred tax assets:
   Capitalized R&D costs                                 58,333        45,436
   Federal credit carryforwards                         109,917       111,711
   Expenses not currently deductible                    150,638        93,121
   State credit carryforwards                            73,827        44,109
   Net operating losses                                 153,097        41,619
   Other                                                    457         1,593
                                                      -----------------------
      Total deferred tax assets                         546,269       337,589
                                                      -----------------------
Total net deferred taxes                              $(309,229)    $(544,544)
                                                      =======================


Total tax credit carryforwards of $183.7 million expire in the years 2006 through 2017, except for $81.0 million of R&D credits and $43.0 million of alternative minimum tax credits which have no expiration date.

Net operating loss carryfowards of $456.4 million expire in the years 2017 through 2020.


EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators of the basic and diluted earnings (loss) per share computations for the years ended December 31, 2000, 1999, and 1998 (in thousands):


                                   2000               1999               1998
                                             New Basis || Old Basis
                               ------------------------||--------------------
Numerator:                                             ||
 Net income (loss) -                                   ||
  numerator for basic                                  ||
  and diluted earnings                                 ||
  (loss) per share             $(74,241)   $(1,245,112)||  $87,636   $181,909
                               ------------------------||--------------------
Denominator:                                           ||
 Denominator for basic earnings                        ||
  (loss) per share - weighted-                         ||
  average shares                522,179        513,352 ||  512,368    503,291
                                                       ||
Effect of dilutive securities:                         ||
 Stock options                        -              - ||   19,500     16,197
                               ------------------------||--------------------
Denominator for diluted earnings                       ||
  (loss) per share - adjusted                          ||
  weighted-average shares and                          ||
  assumed conversions           522,179        513,352 ||  531,868    519,488
                               ========================||====================


     Options to purchase 40,944,862 shares of our Common Stock ranging from $12.53 to $95.66 per share were outstanding during 2000, but were not included in the computation of diluted earnings per share. Options to purchase 41,551,604 shares of our Common Stock ranging from $12.03 to $42.94 per share were outstanding during 1999, but were not included in the computation of diluted earnings per share. Options to purchase 714,300 shares of our Special Common Stock ranging from $17.63 to $17.79 per share and 414,800 shares of Special Common Stock at $14.75 per share were outstanding during 1998, but were not included in the computation of diluted earnings per share. The above option exercise prices were greater than the average market price of the Common Stock and Special Common Stock and therefore, the effect would be anti-dilutive. See "Capital Stock" note for information on option expiration dates.

     During 1998, we had convertible subordinated debentures which were convertible to 4,053,788 of Special Common Stock, but were not included in the computation of diluted earnings per share because they were anti-dilutive. As a result of the Redemption, the convertible subordinated debentures are no longer convertible to Special Common Stock. For additional information, you should read the "Long-Term Debt" note below.


INVESTMENT SECURITIES

Securities classified as trading and available-for-sale at December 31, 2000 and 1999 are summarized below. Estimated fair value is based on quoted market prices for these or similar investments.


                                             Gross        Gross       Estimated
                                Amortized  Unrealized   Unrealized      Fair
December 31, 2000                  Cost      Gains        Losses        Value
-------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $  273,348  $  1,827    $  (4,152)   $  271,023
                                ===============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  120,416  $585,961    $ (21,546)   $  684,831
Preferred stock                     88,517     4,335          (20)       92,832
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years           84,796     2,497         (242)       87,051
Corporate debt securities
  maturing:
       within 1 year               169,569     2,079       (2,248)      169,400
       between 1-5 years           217,838     1,865       (1,463)      218,240
       between 5-10 years          103,309       935       (1,572)      102,672
Other debt securities
  maturing:
       within 1 year               109,132       211         (123)      109,220
       between 1-5 years           138,854       284       (1,541)      137,597
       between 5-10 years           34,911       492         (279)       35,124
                                -----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $1,067,342  $598,659    $ (29,034)   $1,636,967
                                ===============================================


                                             Gross        Gross       Estimated
                                Amortized  Unrealized   Unrealized      Fair
December 31, 1999                  Cost      Gains        Losses        Value
-------------------------------------------------------------------------------
                                                  (thousands)
TOTAL TRADING SECURITIES
 (carried at estimated
 fair value)                    $ 252,608   $     101   $  (2,649)   $  250,060
                                ===============================================
SECURITIES AVAILABLE-FOR-SALE
 (carried at estimated
  fair value):
Equity securities               $  97,818   $ 499,800   $ (17,780)   $  579,838
U.S. Treasury securities
  and obligations of other
  U.S. government agencies
  maturing:
       between 5-10 years          41,385           -      (2,432)       38,953
Corporate debt securities
  maturing:
       within 1 year              144,996           7        (165)      144,838
       between 1-5 years          350,652         151      (5,623)      345,180
       between 5-10 years         137,366           -      (7,550)      129,816
Other debt securities
  maturing:
       within 1 year                8,044       2,122         (61)       10,105
       between 1-5 years           85,022           -      (1,816)       83,206
       between 5-10 years          39,342           -      (1,578)       37,764
                                -----------------------------------------------
TOTAL AVAILABLE-FOR-SALE        $ 904,625   $ 502,080   $ (37,005)   $1,369,700
                                ===============================================

The carrying value of all investment securities held at December 31, 2000 and 1999 is summarized below (in thousands):


Security                                                              2000        1999
--------------------------------------------------------------------------------------
Trading securities                                              $  271,023  $  250,060
Securities available-for-sale maturing within one year             278,620     154,943
Preferred stock                                                     92,832           -
                                                                ----------------------
     Total short-term investments                               $  642,475  $  405,003
                                                                ======================

Securities available-for-sale maturing between 1-10 years,
  including equity securities                                   $1,265,515  $1,214,757
                                                                ----------------------
     Total long-term marketable securities                      $1,265,515  $1,214,757
                                                                ======================


In 2000, proceeds from the sales of available-for-sale securities totaled $574.1 million; gross realized gains totaled $132.3 million and gross realized losses totaled $4.0 million. In 1999, proceeds from the sales of available-for-sale securities totaled $627.1 million; gross realized gains totaled $19.4 million and gross realized losses totaled $1.8 million. We recorded charges of $0.8 million in 2000 and $13.4 million in 1999, to write down certain available-for-sale biotechnology equity securities for which the decline in fair value below cost was other than temporary.

Net change in unrealized holding gains (losses) on trading securities included in net income totaled $0.2 million in 2000, ($6.1) million in 1999 and $7.4 million in 1998.

The marketable debt securities we hold are issued by a diversified selection of corporate and financial institutions with strong credit ratings. Our investment policy limits the amount of credit exposure with any one institution. Other than asset-backed securities, these debt securities are generally not collateralized. In 2000, we recorded a charge of $4.0 million for credit impairment on marketable debt securities. In 1999 and 1998, no material charges were recorded.


FINANCIAL INSTRUMENTS

Foreign Currency Instruments: Certain of our revenues are earned outside of the U.S. Therefore, risk exists that net income may be impacted by changes in the exchange rates between the U.S. dollar and foreign currencies. To hedge a portion of anticipated nondollar denominated net revenues, we currently purchase options and may enter into forward contracts. At December 31, 2000, we hedged approximately 50% of probable net foreign revenues anticipated within 12 months and 25% of probable net foreign revenues through the year 2002. The notional amounts of the options totaled $37.6 million at December 31, 2000, and $51.9 million at December 31, 1999. The notional amounts consisted of the following currencies: Australian dollars, Euro, British pounds, Canadian dollars, Japanese yen, Swiss franc and Swedish krona. All option contracts mature within the next two years. The fair value of the options was based on the forward exchange rates as of December 31, 2000 and 1999. Total aggregate foreign exchange loss including option amortization included in earnings was $4.4 million, $0.8 million and $3.7 million for 2000, 1999 and 1998, respectively.

     We have entered into forward contracts to hedge our foreign dollar denominated available-for-sale debt securities. The notional amounts of the forward contracts were $66.9 million and $65.0 million at December 31, 2000 and 1999, respectively.

     Credit exposure is limited to the unrealized gains on these contracts. All agreements are with a diversified selection of institutions with strong credit ratings which minimizes risk of loss due to nonpayment from the counterparty. We have not experienced any material losses due to credit impairment of our foreign currency instruments.

Interest Rate Swaps: Interest income is subject to fluctuations as interest rates change, primarily U.S. interest rates. To manage this risk, we have entered into swaps as part of our overall strategy of limiting our exposure to fluctuations in U.S. short-term interest rates.

As of December 31, 2000, we had interest rate swaps and a commercial paper portfolio with notional amounts of $200.0 million. During 2000, counterparties paid us interest at a fixed rate of 7.08% and we paid counterparties interest at a weighted-average variable rate, based upon a three-month LIBOR rate, of 6.74%. The three-month LIBOR rate applicable to these agreements was 6.4% at December 31, 2000. The amounts exchanged are based on the notional amounts multiplied by the interest rates in effect. The weighted-average variable rates are subject to change over time as LIBOR fluctuates. Terms expire at various dates throughout 2003.

We and our counterparties, which are prominent financial institutions with strong credit ratings, are not required to collateralize our respective obligations under the agreements. We are exposed to losses if one or more of the counterparties default. As of December 31, 2000, we were exposed to potential credit losses of $8.2 million, the unrealized gains associated with these contracts. During 2000, we did not incur any credit losses associated with interest rate swaps. We do not believe that any reasonable likely change in interest rates would have a material adverse effect on our financial position, the results of operations or cash flows. In 1999, as a result of eliminating the interest rate swap portfolio, we recognized a $5.0 million gain which was recorded in interest income.

For further discussion, see "Forward-Looking Information and Cautionary Factors That May Affect Future Results-We Are Exposed to Market Risk."

Equity Instruments: To hedge against fluctuations in the market value of a portion of the marketable equity portfolio, we entered into costless collars that expire in 2001 and will require physical or cash settlement. The fair value of the equity derivatives was determined based on closing market prices of the underlying securities at year end. At December 31, 2000, the notional amount of the put options was $165.0 million and the call options was $251.0 million. At December 31, 1999, the notional amount of the put options was $7.1 million and the call options was $9.7 million.

     We have also entered into equity swaps that mature in 2002. An equity swap is a derivative instrument where Genentech pays the counterparty the total return of the security above the current spot price and receives interest income on the notional amount for the swap term. The equity swap protects us from a decline in the market value of the security below the spot price and limits our potential benefit from an increase in the market value of the security above the spot price. At December 31, 2000, the notional amount of the equity swaps was $111.0 million. We did not enter into equity swaps in 1999.

Financial Instruments Held for Trading Purposes: As part of our 2000 overall investment strategy, we have contracted with two external money managers to manage part of our investment portfolio. These portfolios at December 31, 2000, consisted of U.S. and nondollar denominated investments. To hedge the nondollar denominated investments, the money managers enter into forward contracts. The notional amounts of the forward contracts at December 31, 2000 and 1999 were $110.9 million and $146.2 million, respectively. The fair value at December 31, 2000 and 1999 of the forward contracts totaled ($5.8) million and $3.1 million, respectively. The average fair value during 2000 and 1999 totaled $2.8 million and $2.5 million, respectively. Net realized and unrealized trading gains (loss) on the portfolio totaled approximately $3.5 million in 2000 and ($2.5) million in 1999 and are included in interest income. Counterparties have strong credit ratings which minimize the risk of non-performance from the counterparties.

Summary of Fair Values: The table below summarizes the carrying value and fair value at December 31, 2000 and 1999, of our financial instruments. The fair value of the long-term debt was estimated based on the quoted market price at year end (in thousands):


                                              2000                      1999
                                    ------------------------  -----------------------
                                     Carrying       Fair       Carrying       Fair
Financial Instrument                   Value        Value        Value        Value
-------------------------------------------------------------------------------------
Assets:
Investment securities
 (including accrued interest
   and traded forward contracts)    $1,907,990    $1,907,990  $1,619,760   $1,619,760
Convertible equity loans                48,492        48,492      53,295       53,295
Purchased foreign exchange put
  options                                  384         3,342       1,547        1,957
Equity forwards                          7,372         7,372           -            -
Outstanding interest rate swaps          2,519         8,228           -            -

Liabilities:
Long-term debt                         149,692       151,438     149,708      148,938
Equity collars                          32,172        41,569      33,499       33,602
Forward contracts                            -           300           -        1,500


OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 are as follows (in thousands):


                                                   2000            1999
-----------------------------------------------------------------------
Accrued legal settlement                       $      -        $200,000
Accrued compensation                             56,028          52,005
Accrued royalties                                34,811          37,692
Hedge payable                                    32,172          33,499
Accrued clinical and other studies               35,626          18,012
Accrued marketing and promotion costs            21,229          17,897
Taxes payable                                    29,022               -
Accrued collaborations                          111,254          20,708
Other                                            66,338          47,520
                                               ------------------------
  Total other accrued liabilities              $386,480        $427,333
                                               ========================


LONG-TERM DEBT

Our long-term debt consists of $149.7 million of convertible subordinated debentures, with interest payable at 5%, due in March 2002. As a result of the redemption of our Special Common Stock, upon conversion, the holder receives, for each $74 in principal amount of debenture converted, $59.25 in cash, of which $18 will be reimbursed to us by Roche. Generally, we may redeem the debentures until maturity.


LEASES, COMMITMENTS AND CONTINGENCIES

Leases: Future minimum lease payments under operating leases, net of sublease income, at December 31, 2000, are as follows (in thousands):


    2001      2002      2003      2004      2005     Thereafter     Total
-------------------------------------------------------------------------
 $47,545    48,029    46,419    41,848    32,973        1,731    $218,545


We lease various real property under operating leases that generally require us to pay taxes, insurance and maintenance. Rent expense was approximately $17.5 million in 2000, $13.9 million in 1999 and $12.7 million in 1998. Sublease income was not material in any of the three years presented.

Under several lease agreements, we have the option to purchase the properties at an amount that does not constitute a bargain. Alternatively, we can cause the property to be sold to a third party. We are contingently liable, under residual value guarantees, for approximately $536.4 million. We are also required to maintain certain financial ratios and are limited to the amount of additional debt we can assume.

Commitments: We entered into a research collaboration agreement with CuraGen Corporation in November 1997, whereby we made a $5.0 million equity investment in CuraGen and agreed to provide a convertible equity loan to CuraGen of up to $26.0 million. In October 1999, CuraGen exercised its right to borrow $16.0 million. Simultaneously, with this draw down, CuraGen repaid the loan by issuing 977,636 shares of CuraGen stock valued at $16.37 per share at such issuance, or an aggregate of $16.0 million. At December 31, 2000, there were no outstanding loans to CuraGen.

Also, in December 1997, we entered into a collaboration agreement with Millennium Pharmaceuticals, Inc., or Millennium, formerly LeukoSite, Inc., to develop and commercialize Millennium's LDP-02, a humanized monoclonal antibody for the potential treatment of inflammatory bowel disease. Under the terms of the agreement, we made a $4.0 million equity investment in Millennium and have agreed to provide a convertible equity loan for approximately $15.0 million to fund Phase II development costs. Upon successful completion of Phase II, if Millennium agrees to fund 25% of Phase III development costs, we have agreed to provide a second loan to Millennium for such funding. As of December 31, 2000, there were no outstanding loans to Millennium.

In addition, we entered into research collaborations with companies whereby potential future payments may be due to selective collaboration partners achieving certain benchmarks as defined in the collaboration agreements. We may also, from time to time, lend additional funds to these companies, subject to approval.

We are a limited partner in the Vector Later-Stage Equity Fund II, L.P., which is referred to as the Vector Fund. The General Partner is Vector Fund Management II, L.L.C., a Delaware limited liability company. The purpose of the Vector Fund is to invest in biotech equity and equity-related securities. Under the terms of the Vector Fund agreement, we contribute to the capital of the Vector Fund through installments in cash as called by the General Partner. Our total commitment to the Vector Fund through September 2003 is $25.0 million, of which $15.9 million was contributed as of December 31, 2000. The Vector Fund will terminate and be dissolved in September 2007.

Contingencies: We are a party to various legal proceedings, including patent infringement litigation relating to our human growth hormone products and antibody products, product liability litigation, licensing and contract disputes, and other matters.

In 1990 and 1997, the Regents of the University of California, or UC, filed patent infringement lawsuits against Genentech, alleging that the manufacture, use and sale of our Protropin and Nutropin human growth hormone products infringe a patent known as the "Goodman patent" that is owned by UC. On November 19, 1999, we and UC announced a proposed settlement of those lawsuits, and on or about December 17, 1999, the parties entered into a definitive written agreement on the terms of the settlement. Under the terms of the settlement, Genentech agreed to pay UC $150.0 million and agreed to make a contribution in the amount of $50.0 million toward construction of the first biological sciences research building at the University of California, San Francisco Mission Bay campus, and Genentech and UC granted certain releases to one another and dismissed with prejudice the 1990 and 1997 patent infringement lawsuits and related appeals. Such amounts were included in other accrued liabilities at December 31, 1999. The settlement resolves all outstanding litigation between Genentech and UC relating to our growth hormone products.

On May 28, 1999, GlaxoSmithKline plc, or Glaxo, filed a patent infringement lawsuit against us in the U.S. District Court in Delaware. The suit asserts that we infringe four U.S. patents owned by Glaxo. Two of the patents relate to the use of specific kinds of antibodies for the treatment of human disease, including cancer. The other two patents asserted against us relate to preparations of specific kinds of antibodies which are made more stable and the methods by which such preparations are made. Glaxo's complaint fails to specify which of our products or methods of manufacture are allegedly infringing the four patents at issue. However, we believe that the suit relates to the manufacture, use and/or sale of our Herceptin and Rituxan antibody products. On July 19, 1999, we filed our answer to the complaint, and in our answer we also stated counterclaims against Glaxo. On or about October 27, 2000, Glaxo filed a motion for summary judgment that our Herceptin and Rituxan antibody products infringe two of the patents asserted against us in this suit, U.S. Patent Nos. 5,545,403 and 5,545,405. On November 21, 2000, we filed an opposition to that motion. The trial of this suit was previously scheduled to begin January 29, 2001, but has been rescheduled to begin April 16, 2001.

     On September 14, 2000, Glaxo filed another patent infringement lawsuit against us in the U.S. District Court in Delaware, alleging that we are infringing U.S. Patent No. 5,633,162 owned by Glaxo. The patent relates to specific methods for culturing Chinese Hamster Ovary cells. Glaxo's complaint fails to specify which of our products or methods of manufacture are allegedly infringing that patent. However, the complaint makes a general reference to Genentech's making, using and selling "monoclonal antibodies," and so we believe that the suit relates to our Herceptin and Rituxan antibody products. On October 4, 2000, we filed our answer to the complaint, and in our answer we also stated counterclaims against Glaxo. The judge has scheduled the trial for this suit to begin January 25, 2002. This lawsuit is separate from and in addition to the Glaxo suit mentioned above.

We and the City of Hope National Medical Center are parties to a 1976 agreement relating to work conducted by two City of Hope employees, Arthur Riggs and Keiichi Itakura, and patents that resulted from that work, which are referred to as the "Riggs/Itakura Patents." Since that time, Genentech has entered into license agreements with various companies to make, use and sell the products covered by the Riggs/Itakura Patents. On August 13, 1999, the City of Hope filed a complaint against us in the Superior Court in Los Angeles County, California alleging that we owe royalties to the City of Hope in connection with these license agreements, as well as product license agreements that involve the grant of licenses under the Riggs/Itakura Patents. The complaint states claims for declaratory relief, breach of contract, breach of implied covenant of good faith and fair dealing, and breach of fiduciary duty. On December 15, 1999, we filed our answer to the City of Hope's complaint, denying all the claims made by the City of Hope.
On or about December 22, 2000, City of Hope filed a dismissal of its declaratory relief claims. On January 4, 2001, we filed a motion to dismiss the case. The judge denied the motion on February 1, 2001, but issued a temporary stay of proceedings to permit us to file a petition with the appellate court. We filed our petition on February 13, 2001, which was denied by the appellate court on February 22, 2001. The trial of this suit has been rescheduled to begin on August 22, 2001.

On December 1, 1994, Genentech filed suit against Bio-Technology General Corporation, or BTG, in the United States District Court in Delaware charging BTG with infringement of two Genentech patents applicable to its human growth hormone product. On February 28, 1995, Genentech filed an Amended Complaint against BTG alleging infringement of an additional Genentech patent. On January 6, 1995, BTG filed suit against Genentech in the United States District Court for the Southern District of New York seeking declaratory judgments that those patents and another Genentech patent are invalid and not infringed by BTG. Genentech's suit in Delaware was then transferred to New York and consolidated with BTG's suit there.

     At the time of filing its suit and thereafter, BTG alleged various antitrust, abuse of process, civil rights, malicious prosecution and unfair competition claims against Genentech. All of those claims were dismissed by the District Court.

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

     In 1999, the case was transferred to a different judge of the District Court for further proceedings. A jury trial of BTG's patent invalidity claim began on January 10, 2000. On January 18, 2000, the jury returned a verdict in Genentech's favor on a certain factual issue underlying BTG's invalidity claim, but the judge nevertheless entered judgment in favor of BTG and lifted the preliminary injunction that had been in effect against BTG since 1995.
On February 23, 2000, we filed a motion with the Federal Circuit requesting that the injunction against BTG be reinstated pending appeal and for an expedited appeal. On May 8, 2000, the Federal Circuit denied our motion.

     Genentech and BTG each filed appeals with the Federal Circuit relating to the proceedings in the District Court, and those appeals are now pending. Genentech filed its appeal brief with the Federal Circuit on May 15, 2000. BTG filed its appeal brief on July 11, 2000. In it, BTG included a request that its antitrust claims against Genentech (which previously had been dismissed by the District Court) be reinstated. The Federal Circuit held a hearing on the appeals on December 4, 2000, but has not yet given a decision on the appeals. At this time, and in the future if Genentech's appeal is not successful, BTG could enter the United States market with its human growth hormone product.

On June 7, 2000, Chiron Corporation filed a patent infringement suit against us in the U.S. District Court in the Eastern District of California (Sacramento), alleging that the manufacture, use, sale and offer for sale of our Herceptin antibody product infringes Chiron's U.S. Patent No. 6,054,561. This patent relates to certain antibodies that bind to breast cancer cells and/or other cells. On August 4, 2000, we filed our answer to Chiron's complaint, and in our answer we also stated counterclaims against Chiron. The judge has scheduled the trial of this suit to begin June 25, 2002.

We and Pharmacia AB are parties to a 1978 agreement relating to Genentech's development of recombinant human growth hormone products, under which Pharmacia is obligated to pay Genentech royalties on sales of Pharmacia's growth hormone products throughout the world. On January 5, 1999, Pharmacia filed a request for arbitration with the International Chamber of Commerce to resolve several disputed issues between Genentech and Pharmacia under the agreement. One of the claims made by Pharmacia is for a refund of some of the royalties previously paid to Genentech for sales of Pharmacia's growth hormone products in certain countries. Although the International Chamber of Commerce has not yet given a decision on that claim, we do not believe its decision is likely to have a material adverse effect on our financial position, result of operations or cash flows.

Based upon the nature of the claims made and the information available to date to us and our counsel through investigations and otherwise, we believe the outcome of these actions is not likely to have a material adverse effect on our financial position, result of operations or cash flows. However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the operating results of that period.

In addition to the above, in April 1999, we paid $50.0 million to settle a federal investigation relating to our past clinical, sales and marketing activities associated with human growth hormone.


RELATIONSHIP WITH ROCHE

On June 30, 1999, Roche exercised its option to cause us to redeem all of our Special Common Stock held by stockholders other than Roche, at a price of $20.63 per share in cash with funds deposited by Roche for such purpose and we retired all of the shares of Special Common Stock including those held by Roche. As a result of the Redemption, on that date, Roche owned 100% of our outstanding Common Stock. On July 23, 1999, Roche completed a public offering of 88.0 million shares of our Common Stock. On October 26, 1999, Roche completed a public offering of 80.0 million shares of our Common Stock. On January 19, 2000, Roche completed an offering of zero-coupon notes that are exchangeable for an aggregate of 13,034,618 shares of our Common Stock held by Roche. On March 29, 2000, Roche completed a public offering of 34.6 million shares of our Common Stock. Roche's percentage ownership of our Common Stock was approximately 58.4% at December 31, 2000.

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

Licensing Agreement

In 1995, we entered into a licensing and marketing agreement with Hoffmann-La Roche and its affiliates granting it a ten-year option to license to use and sell our products in non-U.S. markets. In July 1999, we amended that agreement, the major provisions of which include:

-  extended Hoffmann-La Roche's option until at least 2015;

- Hoffmann-La Roche may exercise its option to license our products upon the occurrence of any of the following: (1) our decision to file an Investigational New Drug exemption application, or IND, for a product, (2) completion of a Phase II trial for a product or (3) if Hoffmann-La Roche previously paid us a fee of $10.0 million to extend its option on a product, completion of a Phase III trial for that product;

- we have agreed, in general, to manufacture for and supply to Hoffmann-La Roche its clinical requirements of our products at cost, and its commercial requirements at cost plus a margin of 20%; however, Hoffmann-La Roche will have the right to manufacture our products under certain circumstances;

- Hoffmann-La Roche has agreed to pay, for each product for which Hoffmann-La Roche exercises its option upon either a decision to file an IND with the U.S. Food and Drug Administration, or FDA, or completion of the Phase II trials, a royalty of 12.5% on the first $100.0 million on its aggregate sales of that product and thereafter a royalty of 15% on its aggregate sales of that product in excess of $100.0 million until the later in each country of the expiration of our last relevant patent or 25 years from the first commercial introduction of that product; and

- Hoffmann-La Roche will pay, for each product for which Hoffmann-La Roche exercises its option after completion of the Phase III trials, a royalty of 15% on its sales of that product until the later in each country of the expiration of our relevant patent or 25 years from the first commercial introduction of that product; however, $5.0 million of any option extension fee paid by Hoffmann-La Roche will be credited against royalties payable to us in the first calendar year of sales by Hoffmann-La Roche in which aggregate sales of that product exceed $100.0 million.

Tax Sharing Agreement

Since the redemption of our Special Common Stock, and until Roche completed its second public offering of our Common Stock in October 1999, we were included in Roche's U.S. federal consolidated income tax group. Accordingly, we entered into a tax sharing agreement with Roche. Pursuant to the tax sharing agreement, we and Roche are to make payments such that the net amount paid by us on account of consolidated or combined income taxes is determined as if we had filed separate, stand-alone federal, state and local income tax returns as the common parent of an affiliated group of corporations filing consolidated or combined federal, state and local returns.

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

Roche's Right to Maintain Its Percentage Ownership Interest in Our Stock

We expect from time to time to issue additional shares of common stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. Our affiliation agreement with Roche requires us to, among other things, establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. In addition, Roche will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest.
To ensure that, with respect to any issuance of common stock by Genentech in the future, the percentage of Genentech common stock owned by Roche immediately after such issuance will be no lower than Roche's lowest percentage ownership of Genentech common stock at any time after the offering of common stock occurring in July 1999 and prior to the time of such issuance, except that Genentech may issue shares up to an amount that would cause Roche's lowest percentage ownership to be no more than 2% below the "Minimum Percentage." The Minimum Percentage equals the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering (to be adjusted in the future for dispositions of shares of Genentech common stock by Roche) divided by 509,194,352 (to be adjusted in the future for stock splits or stock combinations), which is the number of shares of Genentech common stock outstanding at the time of the July 1999 offering adjusted for the two-for-one splits of Genentech common stock that were effected in October 2000 and November 1999. As long as Roche's percentage ownership is greater than 50%, prior to issuing any shares, Genentech must repurchase a sufficient number of shares of its common stock to ensure that, immediately after its issuance of shares, Roche's percentage ownership will be greater than 50%. Genentech has also agreed, upon Roche's request, to repurchase shares of its common stock to increase Roche's ownership to the Minimum Percentage.


RELATED PARTY TRANSACTIONS

We enter into transactions with Roche, Hoffmann-La Roche and its affiliates in the ordinary course of business. We recorded contract revenues from Hoffmann-La Roche of $40.0 million for Herceptin, marketing rights outside of the U.S. in 1998 (see below). All other contract revenue from Hoffmann-La Roche, including reimbursement for ongoing development expenses after the option exercise date, totaled $3.5 million in 2000, $17.2 million in 1999, and $21.6 million in 1998. All other revenue from Roche, Hoffmann-La Roche and their affiliates, principally royalties and product sales, totaled $114.2 million in 2000, $83.9 million in 1999, and $63.8 million in 1998.

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


CAPITAL STOCK

Common Stock and Special Common Stock: On June 30, 1999, we redeemed all of our outstanding Special Common Stock held by stockholders other than Roche. Subsequently, in July and October 1999, and March 2000, Roche consummated public offerings of our Common Stock. On January 19, 2000, Roche completed an offering of zero-coupon notes that are exchangeable for an aggregate of 13,034,618 shares of our Common Stock held by Roche. See "Redemption of Our Special Common Stock" and "Relationship With Roche" notes above for a discussion of these transactions.

On October 24, 2000, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock of each share held at the close of business on October 17, 2000. Our stock began trading on a split-adjusted basis on October 25, 2000. On November 2, 1999, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999.

Stock Award Plans: In connection with the redemption of our Special Common Stock, the following changes occurred with respect to our stock options that were outstanding as of June 30, 1999:

- Options for the purchase of approximately 27.2 million shares of Special Common Stock were canceled in accordance with the terms of the applicable stock option plans, and the holders received cash payments in the amount of $20.63 per share, less the exercise price;

- Options for the purchase of approximately 16.0 million shares of Special Common Stock were converted into options to purchase a like number of shares of Common Stock at the same exercise price; and

- Options for the purchase of approximately 19.6 million shares of Special Common Stock were canceled, in accordance with the terms of our 1996 Stock Option/Stock Incentive Plan, or the 1996 Plan. With certain exceptions, we granted new options for the purchase of 1.333 times the number of shares under the previous options with an exercise price of $24.25 per share, which was the public offering price of the Common Stock. The number of shares that were the subject of these new options, which were issued under our 1999 Stock Plan, or the 1999 Plan, was approximately 20.0 million. Certain key employees who held unvested options under the 1996 Plan were provided the opportunity to participate in a cash basis long-term incentive plan in lieu of their options.

     Of the approximately 16.0 million shares of converted options, options with respect to approximately 4.0 million shares were outstanding at December 31, 2000, all of which are currently exercisable except for options with respect to approximately 320,507 shares. These outstanding options are held by 1,420 employees; no non-employee directors hold these options.

     Our board of directors and Roche, then our sole stockholder, approved the 1999 Plan on July 16, 1999. Under the 1999 Plan, we granted new options to purchase approximately 26.0 million shares (including the 20.0 million shares referred to above) of Common Stock to approximately 2,400 employees at an exercise price of $24.25 per share. The grant date of such options was July 16, 1999. Of the options to purchase these 26.0 million shares, options to purchase approximately 19.8 million shares were outstanding at December 31, 2000, of which options to purchase approximately 7.7 million shares are currently exercisable.

     In connection with these stock option transactions, we recorded:

- (1) cash compensation expense of approximately $284.5 million associated with the cash-out of such stock options and (2) non-cash compensation expense of approximately $160.1 million associated with the remeasurement, for accounting purposes, of the converted options, which non-cash amount represents the difference between each applicable option exercise price and the redemption price of the Special Common Stock; and

- Over a two-year period beginning July 1, 1999, an aggregate of approximately $27.4 million of deferred cash compensation available to be earned by a limited number of employees who elected the alternative arrangements described above. As of December 31, 2000 and 1999, $11.1 million and $7.3 million, respectively, of compensation expense has been recorded related to these alternative arrangements.

We have a stock option plan adopted in 1999, and amended in 2000, which variously allows for the granting of non-qualified stock options, stock awards and stock appreciation rights to employees, directors and consultants of Genentech. Incentive stock options may only be granted to employees under this plan. Generally, non-qualified options have a maximum term of 10 years. Incentive options have a maximum term of 10 years. In general, options vest in increments over four years from the date of grant, although we may grant options with different vesting terms from time to time. No stock appreciation rights have been granted to date.

We adopted the 1991 Employee Stock Plan, or the 1991 Plan, on December 4, 1990, and amended it during 1993, 1995, 1997 and 1999. The 1991 Plan allows eligible employees to purchase Common Stock at 85% of the lower of the fair market value of the Common Stock on the grant date or the fair market value on the first business day of each calendar quarter. Purchases are limited to 15% of each employee's eligible compensation. All full-time employees of Genentech are eligible to participate in the 1991 Plan. Of the 21.2 million shares of Common Stock reserved for issuance under the 1991 Plan, 17.5 million shares have been issued as of December 31, 2000. During 2000, 4,013 of the eligible employees participated in the 1991 Plan.

We have elected to continue to follow Accounting Principles Board, or APB 25, to account for employee stock options because the alternative fair value method of accounting prescribed by FAS 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, "Accounting for Stock Issued to Employees," no compensation expense is recognized because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant.

     The information regarding net income and earnings per share with FAS 123 has been determined as if we had accounted for our employee stock options and employee stock plan under the fair value method prescribed by FAS 123 and the earnings per share method under FAS 128. The resulting effect on net income and earnings per share with FAS 123 disclosed is not likely to be representative of the effects on net income and earnings per share with FAS 123 in future years, due to subsequent years including additional grants and years of vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 5.3%, 5.8% and 5.5%; dividend yields of 0%; volatility factors of the expected market price of our Common Stock of 75.0%, 45.0% and 11.9%; and a weighted-average expected life of the option of five years.

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

     For purposes of disclosures with FAS 123, the estimated fair value of options is amortized to expense over the options' vesting period.
Information with FAS 123 for the periods presented (in thousands, except per share amounts):


                                      2000              1999                1998
                                               New Basis || Old Basis
                                  -----------------------||---------------------
Net (loss) income - as reported   $ (74,241) $(1,245,112)|| $87,636     $181,909
                                                         ||
Net (loss) income - with FAS 123   (159,067)  (1,275,577)||  57,105      140,995
                                                         ||
Earnings (loss) per share -                              ||
  as reported:                                           ||
   Basic                              (0.14)       (2.43)||    0.17         0.36
   Diluted                            (0.14)       (2.43)||    0.16         0.35
                                                         ||
                                                         ||
Earnings (loss) per share -                              ||
  with FAS 123:                                          ||
   Basic                              (0.31)       (2.49)||    0.11         0.28
   Diluted                            (0.31)       (2.49)||    0.11         0.27


     A summary of our stock option activity and related information is as follows:

                                                             Weighted-Average
                                                 Shares           Price
                                               ----------    ----------------
Options outstanding at December 31, 1997       64,958,436        $ 11.11

Grants                                         18,379,700          16.96
Exercises                                      (9,843,628)          8.83
Cancellations                                  (4,992,084)         13.66
                                               ----------
Options outstanding at December 31, 1998       68,502,424        $ 12.82

Grants                                         34,092,336          28.54
Exercises                                     (11,638,378)         12.19
Cancellations                                 (49,404,778)         13.03
                                               ----------
Options outstanding at December 31, 1999       41,551,604        $ 25.65

Grants                                          9,986,353        $ 78.70
Exercises                                      (8,258,743)         17.96
Cancellations                                  (2,334,352)         30.82
                                               ----------
Options outstanding at December 31, 2000       40,944,862        $ 39.84
                                               ==========


     The following table summarizes information concerning currently outstanding and exercisable options:

                          Options Outstanding            Options Exercisable
                   -----------------------------------  ---------------------
                                 Weighted-
                                  Average
                                   Years     Weighted-             Weighted-
                                 Remaining    Average               Average
Range of             Number     Contractual   Exercise    Number    Exercise
Exercise Prices    Outstanding     Life        Price    Exercisable   Price
----------------------------------------------------------------------------
$12.531 - $17.782   3,819,753      13.20      $ 14.97    3,595,599   $ 14.87
$20.000 - $24.250  19,968,555      10.09        24.22    7,795,989     24.22
$32.094 - $42.938   7,238,099      10.13        42.80    1,985,115     42.67
$55.000 - $82.000   9,718,733      10.01        78.47       38,933     73.35
$88.500 - $95.655     199,722      10.01        90.75        1,254     91.05
                   ----------                           ----------
                   40,944,862                           13,416,890
                   ==========                           ==========


     Using the Black-Scholes option valuation model, the weighted-average fair value of options granted was $51.05 in 2000, $13.66 in 1999, $4.31 in 1998. Shares of Common Stock available for future grants under all stock option plans were 8,131,998 at December 31, 2000.


SUBSEQUENT EVENT (UNAUDITED)

During 1999, we entered into a license and collaboration agreement with Aradigm Corporation to develop an advanced pulmonary delivery system for our Pulmozyme product in the U.S. As part of the agreement, we agreed to provide Aradigm a loan of up to $10.4 million, for development costs. In late January 2001, we canceled the program and forgave the loan. We expect to record a charge of approximately $7.0 million to development costs in the first quarter of 2001 related to this cancellation.

QUARTERLY FINANCIAL DATA (UNAUDITED)
(thousands, except per share amounts)


                                                   2000 Quarter Ended
                                 -------------------------------------------------------
                                 December 31   September 30       June 30       March 31
                                                Restated(7)       Restated(7)   Restated(7)
----------------------------------------------------------------------------------------
Total revenues                     $ 485,340      $ 447,340     $ 415,826      $ 387,850
Product sales                        351,579        334,173       309,414        283,178
Gross margin from product sales      281,835 (1)    242,817 (1)   211,757 (1)    177,043 (1)
Income (loss) before cumulative
  effect of accounting change (2)     15,274          5,760       (12,865)       (24,610)
Cumulative effect of accounting
  change, net of tax                       -              -             -        (57,800)
Net income (loss)                     15,274          5,760       (12,865)       (82,410)
Earnings (loss) per share (5):
  Basic                                 0.03           0.01         (0.02)         (0.16)
  Diluted                               0.03           0.01         (0.02)         (0.16)


Increase (decrease) (7):
  Revenues                         $       -      $   2,158     $   2,158      $   2,158
  Net income (loss)                        -          1,295         1,295        (56,505)
  Earnings (loss) per
   share - diluted                 $       -      $    0.00     $    0.00      $   (0.11)


                                                             1999 Quarter Ended
                                 ------------------------------------------------||------------------------
                                                                                 || April 1
                                                                                 ||   to
                                 December 31      September 30       June 30     || June 30        March 31
                                                                   ------------  ||---------
                                 New Basis        New Basis        New Basis     ||Old Basis      Old Basis (8)
                                 Restated (8)     Restated (8)     Restated (8)  ||Restated (8)
---------------------------------------------------------------------------------||------------------------
Total revenues                     $ 358,456     $     345,328     $         -   || $374,905(6)   $ 322,352
Product sales                        268,703           266,968               -   ||  269,355        234,069
Gross margin from product sales      174,308 (1)       174,218 (1)           -   ||  216,674        188,346
Net income (loss)                   (172,567)(2)       (62,506)(2) (1,010,039)(3)||   73,221         14,415(4)
Earnings (loss) per share (5):                                                   ||
  Basic                                (0.33)            (0.13)         (1.97)   ||     0.14           0.03
  Diluted                              (0.33)            (0.13)         (1.97)   ||     0.13           0.03


(1) Reflects expense of $2.3 million, $15.8 million, $31.4 million and $43.3 million in the fourth, third, second and first quarters of 2000, respectively, related to the sale of inventory that was written up to fair value as a result of the Redemption on June 30, 1999, and related push-down accounting. For 1999, reflects expense of $46.6 million in the fourth quarter and $46.8 million in the third quarter related to the sales of inventory that was written up to fair value as a result of the Redemption on June 30, 1999, and related push-down accounting.

(2) Primarily reflects the impact of the Redemption and push-down accounting, including: the sale of inventory that was written up to fair value, see note (1) above; the amortization of goodwill and other intangible assets of $78.6 million, $95.2 million, $95.2 million and $95.2 million in the fourth, third, second and first quarters of 2000, respectively, and $95.2 million in both the fourth and third quarters of 1999; and $57.8 million for the remeasurement of the value of continuing employee stock options in the third quarter of 1999. This also reflects the $180.0 million charge in the fourth quarter of 1999 related to the legal settlement with the Regents of the University of California.

(3) Primarily reflects a $1,147.3 million special charge related to the Redemption and push-down accounting. Included in this charge is $752.5 million for in-process research and development, $284.5 million for the early cash settlement of certain employee stock options and $102.3 million for the remeasurement of the value of continuing employee stock options.

(4) Primarily reflects the legal settlement of $50.0 million with the Office of the U.S. Attorney for the Northern District of California.

(5) Restated to reflect the two-for-one stock splits in each of 2000 and 1999.

(6) Includes initial license fee from Immunex Corporation for Enbrel, registered trademark, and from Schwarz Pharma AG for Nutropin AQ and Nutropin Depot sustained-release growth hormone. In addition we received a milestone payment from F. Hoffmann-La Roche for Herceptin.

(7) In addition, we adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 on revenue recognition effective January 1, 2000, and recorded a $57.8 million charge, net of tax, as a cumulative effect of a change in accounting principle related to contract revenues recognized in prior periods. The related deferred revenue is being recognized over the term of the agreements. The increase (decrease) in revenues, net income (loss) and earnings (loss) per diluted shares reflect the impact of this adoption.

(8) As a result of the Redemption, we revised our presentation of our quarterly data to reflect the New Basis and Old Basis of accounting and also corrected the accounting related to the write up of the valuation allowance pertaining to unrealized gains on certain marketable securities, which resulted in a reduction in revenues of $20.3 million during the quarter ended June 30, 1999 and a reduction of goodwill of $20.3 million as of June 30, 1999. The aggregate effect of this revision was an increase in net loss by approximately $13.6 million ($0.03 per share), as compared to amounts previously reported for the quarter ended June 30, 1999. Amortization expense and net loss was reduced by $0.3 million in each of the quarters ended September 30, 1999 and December 31, 1999 (less than $0.01 per share in each quarter).



COMMON STOCK, SPECIAL COMMON STOCK AND REDEEMABLE COMMON STOCK INFORMATION

Stock Trading Symbol:  DNA

Stock Exchange Listings

Our Common Stock began trading on the New York Stock Exchange under the symbol "DNA" on July 20, 1999. On June 30, 1999, we redeemed all of our outstanding Callable Putable Common Stock, or Special Common Stock, held by stockholders other than Roche Holdings, Inc. Our Special Common Stock had traded on the New York Stock Exchange and the Pacific Exchange under the symbol GNE from October 26, 1995, through June 16, 1999. On October 25, 1995, our non-Roche stockholders approved an agreement (the Agreement) with Roche Holdings, Inc. (Roche). Pursuant to the Agreement, each share of our Common Stock not held by Roche or its affiliates automatically converted to one share of Special Common Stock. From July 3, 1995, through October 25, 1995, our Common Stock was traded on the New York Stock Exchange under the symbol GNE. After the close of business on June 30, 1995, each share of our Redeemable Common Stock automatically converted to one share of Common Stock. The conversion was in accordance with the terms of the Redeemable Common Stock put in place at the time of its issuance on September 7, 1990, when our merger with a wholly owned subsidiary of Roche was consummated. Our Redeemable Common Stock traded on the New York Stock Exchange under the symbol GNE from September 10, 1990, to June 30, 1995. Our Common Stock was traded on the New York Stock Exchange under the symbol GNE from March 2, 1988, until September 7, 1990, and on the Pacific Exchange under the symbol GNE from April 12, 1988, until September 7, 1990. Our Common Stock was previously traded in the NASDAQ National Market System under the symbol GENE. No dividends have been paid on the Common Stock, Special Common Stock or Redeemable Common Stock. We currently intend to retain all future income for use in the operation of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. On October 24, 2000, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 17, 2000. Our stock began trading on a split-adjusted basis on October 25, 2000. On November 2, 1999, we effected a two-for-one stock split of our Common Stock in the form of a dividend of one share of Genentech Common Stock for each share held at the close of business on October 29, 1999. Our stock began trading on a split-adjusted basis on November 3, 1999.

Common Stockholders

As of December 31, 2000, there were approximately 1,205 stockholders of record of our Common Stock.

Stock Prices

                                   Common/Special Common Stock
                          -------------------------------------------
                                   2000                    1999
                          -------------------------------------------
                             High         Low        High         Low
---------------------------------------------------------------------
4th Quarter               $ 90.75      $65.25      $71.50      $33.44
3rd Quarter                 95.66       73.44       44.88       24.25
2nd Quarter                 85.95       46.13       22.50       20.48
1st Quarter                117.25       61.25       22.23       18.63